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82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Macquarie Bank

*CURRENT ADDRESS

**FORMER NAME

PROCESSED JUL 13 2007 THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34740 FISCAL YEAR 3-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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Macquarie Bank Limited.

File Number: 82-34740

RECEIVED

2007 JUL 10 A 9:35

OFFICE OF INTERN

CORPORATE F

AR/S
3-31-07

The Macquarie Bank Group's 2007 annual report consists of two documents – the 2007 Annual Review (incorporating the Concise Report) and the 2007 Financial Report. This Annual Review provides an overview of the Group's operations and a summary of the financial statements. The Financial Report contains the Bank's risk management report and statutory financial statements.

If you would like a copy of the 2007 Financial Report please call us on +61 2 8232 5006 or visit www.macquarie.com.au/shareholdercentre.

Cover: Thames Water

Thames Water is the largest water and wastewater services company in the United Kingdom, serving eight million water and 13 million wastewater customers across London and the Thames Valley. The history of Thames Water dates back to the early 1600s when the privately funded New River, a 40-mile channel, was built to create London's water supply.

On 1 December 2006, a Macquarie-led consortium, Kemble Water, acquired Thames Water for £8 billion ($A19.88 billion). Kemble Water, named after the town near the headwaters of the Thames River, is the largest consortium Macquarie has ever brought together and includes investors from Europe, North America and Australasia.

On Kemble Water's behalf, Macquarie has been working closely with Thames Water management to help lay the foundations for a new era for the company.

2007 Annual General Meeting

Macquarie Bank's 2007 Annual General Meeting will be held at 10.30am on Thursday, 19 July 2007 at the Westin Sydney, in the Grand Ballroom, Lower Level, No.1 Martin Place, Sydney.

Details of the business of the meeting will be contained in the separate Notice of Annual General Meeting to be sent to shareholders.

The Holey Dollar

In 1813 Governor Lachlan Macquarie overcame an acute currency shortage by purchasing Spanish silver dollars (then worth five shillings), punching the centres out and creating two new coins – the 'Holey Dollar' (valued at five shillings) and the 'Dump' (valued at one shilling and three pence).

This single move not only doubled the number of coins in circulation but increased their worth by 25 per cent and prevented the coins leaving the colony. Governor Macquarie's creation of the Holey Dollar was an inspired solution to a difficult problem and for this reason it was chosen as the symbol for the Macquarie Group.

Macquarie Bank 2007 Annual Review

- We have over 10,000 staff, up 22 per cent from March 2006, including around 6,500 Australian-based staff and over 3,500 international staff
- 55 per cent of our operating income is now derived from international markets[1]
- Total Shareholder Return for the period since the Bank's listing in July 1996 until 31 March 2007 exceeds 1,800 per cent

1 Throughout this report, total operating income for the purposes of international income, excludes earnings on capital and is after directly attributable costs including fee and commission expenses.

Who we are

Macquarie Bank evolved from Hill Samuel Australia Limited, which was established in 1969 as a subsidiary of the UK merchant bank, Hill Samuel & Co. In 1985, a banking licence was acquired and operations began under the name Macquarie Bank.

Macquarie listed on the Australian Stock Exchange (ASX) in July 1996, with a market capitalisation of approximately $A1.0 billion. Our market capitalisation is approximately $A21.0 billion (at 31 March 2007) and we employ over 10,000 people in 24 countries, offering a full range of investment, financial market and advisory products and services.


Dublin
London
Amsterdam
Frankfurt
Paris
Zurich
Munich
Vienna
Geneva
Milan
Rome
Beijing
Tianjin
Seoul
Tokyo
Shanghai
Abu Dhabi
Dubai
Taipei
Hsinchu
Hong Kong
Mumbai
Bangkok
Manila
Kuala Lumpur
Singapore
Labuan
Jakarta
Johannesburg
Sunshine Coast
Brisbane
Broadbeach
Perth
Cape Town
Newcastle
Adelaide
Sydney
Canberra
Melbourne

Our strategy is to expand selectively, seeking only to enter markets where our particular skills and expertise deliver real advantage to clients. This approach allows the flexibility to enter new sectors and regions as opportunities arise and to respond to the specialist requirements of individual markets. As a result, we have established leading positions in a diverse range of markets.

In Australia and New Zealand, we are a pre-eminent provider of diversified investment banking and financial services.

In Asia, we offer a full range of investment, financial market and advisory products and services.

In Europe, the Middle East, Africa and the Americas, we focus on select markets where we can add real value.

Macquarie's success is driven by entrepreneurial energy, our people and a robust risk management framework.

We structure our business into seven operating Groups with a non-hierarchical management style providing individual businesses with operating freedom within risk limits. This strategy is known as 'freedom within boundaries'.


Calgary
Vancouver
Seattle
Winnipeg
Montreal
Toronto
Boston
Chicago
Denver
New York
San Francisco
San Jose
Los Angeles
Irvine
San Diego
Carlsbad
Charleston
Savannah
Jacksonville
Houston
Miami
São Paulo
Auckland
Wellington
Christchurch
Not to scale

Macquarie Bank staff locations at 31 March 2007

Highlights

- Earnings per share increased 48 per cent to $A5.92 per share
- Total ordinary dividends for the year were $A3.15 per share
- Return on average ordinary shareholders' funds was 28.1 per cent
- International income contributed 55 per cent of the Bank's operating income (excluding earnings on capital)
- Total assets under management increased 41 per cent to almost $A200 billion
- Total assets grew by 28 per cent to $A136.4 billion
- Tier 1 capital adequacy ratio of 15.0 per cent

Consolidated profit
Year ended 31 March

	2007 $m	2006 $m	% Change
Total income	7,181	4,832	49
Total expenses	(5,253)	(3,545)	48
Profit before income tax	1,928	1,287	50
Income tax expense	(377)	(290)	30
Profit from ordinary activities after income tax	1,551	997	56
Minority interests	(57)	(52)	10
Distribution on Macquarie Income Securities	(31)	(29)	7
Profit after income tax attributable to ordinary equity holders	1,463	916	60

International □ Domestic □


1600
1400
1200
1000
800
600
400
200
0
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

Domestic and international income
Total operating income
$A million
International □ Domestic □


7000
6000
5000
4000
3000
2000
1000
0
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

Basic earnings per share (EPS) performance
A cents


600
500
400
300
200
100
0
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

Dividends per share
A cents
Interim □ Final □ Special □


350
300
250
200
150
100
50
0
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

This year, we are reporting our 15th consecutive year of record profit. This result reflects the quality of our staff, our investment in growth, particularly internationally, and favourable market conditions.

- Consolidated after-tax profit attributable to ordinary equity holders increased 60 per cent to $A1,463 million from $A916 million
- Earnings per share increased 48 per cent to $A5.92 from $A4.00
- Total operating income increased 49 per cent to $A7,181 million from $A4,832 million
- Trading, fee and commission, and interest income were all up on the previous year
- Fee and commission income contributed approximately 49 per cent of income and rose 25 per cent on the prior year
- International income increased by 70 per cent to $A3,457 million, accounting for 55 per cent of total income

Result overview

Consolidated after-tax profit for the Macquarie Bank Group (the Bank or Macquarie) was $A1,463 million, an increase of 60 per cent from $A916 million in the previous year.

Earnings per share were $A5.92, an increase of 48 per cent from $A4.00.

Total operating income for the year rose to $A7,181 million, an increase of 49 per cent from $A4,832 million. Trading, fee and commission, interest and other income all increased on the previous year. Fee and commission income contributed approximately 49 per cent of our total income, a rise of 25 per cent on 2006. Other income increased 257 per cent on the prior year due to significant asset realisations.

All of our operating Groups performed strongly, reporting record results. The graph overleaf shows the relative contributions to profit by each Group. Operating Group performances are discussed in more detail in their respective sections (pages 12–25).

Over the past five years, we have transitioned from being an Australian institution growing internationally to being a global institution headquartered in Australia. Once again we achieved substantial international growth during the year.

International income increased by 70 per cent to $A3,457 million, accounting for 55 per cent of total income. We now have over 3,500 international staff, an increase of 39 per cent on the prior year (compared to the growth in our overall staff numbers of 22 per cent). Thirty five per cent of all staff are now based outside Australia.

The total value of assets under our management grew 41 per cent over the period to $A197.2 billion.

There has been significant growth in the Bank's balance sheet. Total assets during the period increased by 28 per cent from $A106.2 billion to $A136.4 billion. Risk-weighted assets increased by 37 per cent from $A28.8 billion to $A39.4 billion. The capital raised in May 2006 supported broad business growth.

As foreshadowed at the Interim Result in November 2006, the Group's effective tax rate was lower at 20.5 per cent.

The expense to income ratio was slightly down at 73.2 per cent despite increased competition in employment markets.

International income by region
$ million year ended 31 March
Americas ◻ Asia Pacific
Europe, Africa & Middle East ◻



4000
3500
3000
2500
2000
1500
1000
500
0
2002
2003
2004
2005
2006
2007

Staff numbers
International ◻ Australia ◻



11000
10000
9000
8000
7000
6000
5000
4000
3000
2000
1000
0
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

Operating conditions

The business climate was generally favourable during the year.

Overall, Australian and international equity market conditions remained strong. These conditions supported significant advisory and equity capital markets (ECM) deal flow and generally very strong performance by the Australian and Asian broking businesses.

The result was positively impacted by a number of large asset realisations, including Macquarie Goodman Group, Dyno Nobel, US oil and gas investments and other infrastructure and property divestments.

Dividends

The Board has declared a fully franked final dividend of $A1.90 per ordinary share.

This brings total ordinary dividends for the year to $A3.15 per share, compared to $A2.15 per share in 2006. This is an increase of 47 per cent over the prior year and represents a payout ratio of 54.3 per cent.

Our target annual payout ratio remains in the range of 50 to 60 per cent of net earnings. We expect future dividends will be fully franked for the next two years. Beyond that time, we expect dividends will be at least 80 per cent franked, subject to the future composition of income.

Specialist funds

Activity in our specialist funds remained strong, with the assets in both listed and unlisted funds performing well. Assets under management in specialist funds increased 50 per cent from $A87.6 billion to $A131.3 billion.

$A21.6 billion of new equity was raised for our specialist funds, around 80 per cent coming from international investors.

Demand for unlisted specialist funds was particularly strong, with unlisted funds or syndicates attracting over 85 per cent of the equity raised in the year.

The vast majority of assets in these funds are now international. Sixty nine per cent of the property assets and 81 per cent of the infrastructure assets are based offshore.

Total returns for investors in Macquarie's listed specialist funds, both in Australia and internationally, from inception in December 1995 to 31 March 2007, were over 574 per cent.

Growth in relative Group contribution to profit[1]
Index of 100 in year ended 31 March 2006



200
180
160
140
120
100
80
60
40
20
0
2006
2007

Relative Group contribution to profit[1]	2007	2006
Corporate Finance[2]	**44%**	40%
Macquarie Securities	**9%**	11%
Financial Products	**3%**	4%
Macquarie Capital	**2%**	3%
Investment Banking Group	**58%**	58%
Banking and Property[3]	**15%**	9%
Treasury and Commodities	**14%**	16%
Equity Markets	**9%**	11%
Financial Services	**3%**	4%
Funds Management	**1%**	2%

1 Percentage contribution based on management accounts before unallocated corporate costs, profit share and income tax.
2 Including Investment Banking Funds (IBF).
3 Banking and Property Group's 2007 contribution included the profit on the realisation of the Bank's holding in Macquarie Goodman Group.

Regional highlights

Our overall result was driven by strong growth in each of the Bank's Groups and in every region in which we operate.

Australia/New Zealand
We maintained leading market positions in Australia and New Zealand. Macquarie achieved No.1 rankings in Australia for both announced and completed mergers and acquisitions (Thomson Financial), and maintained leading market positions for Australian equity raised and Asia-Pacific project finance mandates.

We were also ranked No.1 broker for the second consecutive year by ASX market share.

Retail market offerings such as the Macquarie Wrap and Cash Management Trust, and retail businesses such as mortgages and margin and protected lending, achieved strong growth in volumes. Retail client numbers increased to almost 700,000.

Major transactions during the year included Macquarie's role as Global Co-ordinator and Joint Lead Manager on the $A1.9 billion initial public offering (IPO) of explosives manufacturer Dyno Nobel, and the sell-down of Macquarie's 7.7 per cent stake in the Macquarie Goodman Group (MGQ).

Asia
Our businesses in Asia continued to grow strongly with notable contributions from the equities-related businesses. Highlights included the establishment of a number of funds including Macquarie Goodman Hong Kong Wholesale Fund (an unlisted real estate fund established by Macquarie Goodman Asia), a wholesale fund investing in Chinese retail shopping malls and MGP Japan Core Plus Fund (an unlisted Japanese real estate fund established by Macquarie Global Property Advisers).

In Japan, Macquarie established a new investment banking joint venture with Shinsei Bank Ltd.

We secured lead manager ECM roles in significant transactions in China/Hong Kong, Singapore, Thailand and the Philippines.

Europe, Africa and the Middle East
Asset realisations, structured transactions and advisory business drove performance across Europe, Africa and the Middle East.

The £8.0 billion ($A19.9 billion) acquisition of RWE Thames Water Holdings by a consortium led by Macquarie's European Infrastructure Funds and our advisory role on Grupo Ferrovial's £16.3 billion ($A39.8 billion) takeover of BAA were significant highlights.

During the year, we established Macquarie European Infrastructure Fund II, a European unlisted infrastructure fund, and formed Macquarie First South, a stockbroking and investment banking joint venture in South Africa.

Acquisitions during the year included Corona Energy, a UK gas supply company, Moto, a UK roadside catering service, East London Bus Group, a London bus business, and Talarius (in joint venture with Tattersalls Limited), a gaming centre operator. East London Bus Group was subsequently sold into a Macquarie-managed vehicle.

The Americas

Strong growth in the Americas was driven by the establishment of new funds and asset acquisitions.

We established Macquarie Infrastructure Partners, a North American unlisted infrastructure fund, and formed a joint venture with leading investment management firm MD Sass. We entered an agreement to acquire Giuliani Capital Advisors, a US-based investment banking business, and acquired Cervus Financial Group, a Canadian mortgage broker.

Assets purchased by Macquarie-led consortia included GATX Air, an aircraft leasing business, and Spirit Finance Corporation, a real estate investment trust. A number of assets were also acquired by Macquarie managed funds during the year.

Long-term performance and strategy
We continue to generate substantial profits and dividends for our shareholders. This record of consistent, strong growth is reflected in Macquarie's long-term share price rise and returns to shareholders.

As illustrated in the graph overleaf, since listing our shares in July 1996, we have delivered a return to shareholders of over 1,800 per cent to 31 March 2007. This is a better return than all other companies making up the ASX Top 50 (at the time of our listing) over the same period. The second best return was around 1,300 per cent. The average total shareholder return of the ASX Top 50 over the period was 323 per cent.[4]

This return to shareholders reflects our business strategy of remaining focused on adding significant value for our stakeholders. Our strategy is to expand selectively, seeking only to enter markets where our particular skills and expertise deliver real advantage to clients. This approach allows the flexibility to enter new sectors and regions as opportunities arise and to respond to the specialist requirements of individual markets. As a result, we have established leading positions in a range of markets.

In Australia and New Zealand, we are a pre-eminent provider of diversified investment banking and financial services. In Asia, we offer a full range of investment, financial market and advisory products and services. In Europe, the Middle East, Africa and the Americas, we focus on select markets where we can add real value.

4 Total shareholder return measures the change in share value over a specified period, assuming that all dividends are reinvested and accounting for all corporate actions.

Our long-term performance is underpinned by sustainable business practices, which are reflected in our goals and values: integrity, client commitment, striving for profitability, fulfilment for our people, teamwork and highest standards. These six principles are the foundation upon which the Bank is built.

Around the world, we seek to support the communities in which we operate. The Macquarie Bank Foundation is one of the oldest and largest Australian-based corporate foundations and is well-regarded for its role in corporate philanthropy. With the support of the Foundation, many staff raise funds for charity, participate in volunteer work and undertake substantial pro-bono projects for not-for-profit organisations. Staff support of the Foundation has been consistently strong. The Foundation, in turn, supports more than 500 not-for-profit organisations in the fields of medical research, social welfare, the environment and the arts.

We continue to invest in, and develop, new businesses such as emissions trading, clean technology, alternative energy supply and clean managed fund products. We have taken direct action on energy consumption, conducting energy audits of major office tenancies and designing a new Bank building in Sydney with the latest environment-friendly technology.

Our people

Macquarie has always encouraged and rewarded achievement. This approach has produced record results for shareholders.

It has also enabled us to continue to recruit and retain staff who are among the best and brightest in a highly competitive global labour market. Our Australian and international graduate recruitment programs play an important role in this effort.

Our staff drive continued performance for shareholders in businesses around the world. If businesses succeed, the staff in those businesses, along with shareholders, benefit through appropriate reward structures.

With only incremental variations, Macquarie Bank's executive remuneration approach has been in place since the Bank was founded in 1985.

During that time, our business has changed markedly, particularly with international expansion over the last decade. Despite this fundamental change in our operations, our remuneration approach and policies have stood the test of time and remain a significant driver of performance.

Our remuneration strategy emphasises performance-based remuneration by incorporating both net profit after tax and return on equity in the determination of remuneration.

As mentioned previously, international expansion is a key driver of growth, with 55 per cent of the Bank's income generated from clients and activities outside Australia.

We now face greater competition for staff as we compete for people in global financial centres.

It is critical to our business that we attract and retain valued staff. To attract and retain such staff, individual remuneration must be competitive with other financial institutions in the markets in which we operate and staff should be rewarded where they achieve outstanding results, as they have done.

Our remuneration policies and practices are explained in greater detail in the Remuneration Report in the Directors' Report later in this document (pages 47–90).

We would like to thank all of our staff for the excellent results achieved this year.

Macquarie total shareholder return versus the All Ordinaries Accumulation Index



Macquarie Bank total shareholder return
All Ordinaries Accumulation Index
2000
1500
1000
500
0
Sep 1996
Mar 1997
Sep 1997
Mar 1998
Sep 1998
Mar 1999
Sep 1999
Mar 2000
Sep 2000
Mar 2001
Sep 2001
Mar 2002
Sep 2002
Mar 2003
Sep 2003
Mar 2004
Sep 2004
Mar 2005
Sep 2005
Mar 2006
Sep 2006
Mar 2007

Indexed to 100 on 29 July 1996.

Capital

Macquarie's policy is to hold a level of capital that can be efficiently used in day-to-day activities while ensuring we have a sufficient buffer for growth over the medium term, whilst providing the ability to take advantage of opportunities as they arise.

The Bank raised $A700 million through an institutional placement in May 2006 to help realise international expansion opportunities.

The Tier 1 Capital ratio of 15 per cent at 31 March 2007 maintains a buffer in excess of the Group's minimum acceptable ratios.

Potential restructuring

The Bank announced in July 2006 that it is examining a corporate restructure to create a non-operating holding company (NOHC), which would own banking and non-banking businesses.

This change would provide the Bank with the flexibility to continue growing. We currently operate under a banking regulatory model that does not readily accommodate our growth internationally and in non-banking businesses.

Macquarie has submitted a formal NOHC Authorisation application to the Australian Prudential Regulation Authority (APRA). We intend to advance this proposal in the year ahead.

If key tax and regulatory issues are resolved, and APRA approves the NOHC Authorisation, the Bank will submit a proposal to shareholders later in 2007.

Consideration of headquarters and UK-incorporated banking entity

Given the high and growing proportion of international income, the Board thought it appropriate to consider the Bank's head office location. The Board has resolved that the Group will stay headquartered in Australia.

In reaching this decision, a number of considerations were taken into account, including: location and extent of the Group's activity, sources of income, different regulatory environments and the cost and complexity of potential relocation.

To support the Bank's UK and European growth plans, Macquarie also intends to submit an application to the UK Financial Services Authority in July 2007 to establish a UK-incorporated banking entity.

Our UK operations have grown significantly in recent years and we now have over 700 staff based in the London office. A UK banking licence would enable us to pursue further growth in the UK/European region and would provide a European 'passport' for our banking businesses.

Board and management

The Board would like to acknowledge the contributions of Deputy Chairman Mark Johnson and Banking and Property Group Head Bill Moss. Mark and Bill retired from executive responsibilities in 2007 and Mark will retire as a Voting Director of the Board at the conclusion of this year's Annual General Meeting (AGM). They are among our longest-standing executives and have been with the Bank for more than 20 years, contributing significantly to the Bank's success. We wish them well in the future.

Following Bill Moss's departure, executives Stephen Girdis and Tony Gill became Group Head of Real Estate and Group Head of Banking and Securitisation respectively.

Non-Executive Director John Allpass has also informed the Board of his intention to retire at the conclusion of this year's AGM. The Board thanks him for the valuable contribution he has made to the Bank since 1994. The Bank's share price has increased from $A5.30 when John joined the Board to $A82.75 at 31 March 2007.

David Clarke retired as Executive Chairman and became non-Executive Chairman. David was our longest-serving employee, having joined our predecessor, Hill Samuel Australia, in 1971 as Joint Managing Director when the organisation had a staff of only 12. He became Executive Chairman of Macquarie Bank when it was formed in February 1985.

Outlook

We have had a strong start to our new financial year commencing 1 April 2007. All Groups in all regions are busy and there have already been significant transactions. We expect continued growth, with strong IPO and mergers and acquisitions activity and good growth in specialist funds.

We expect the trading businesses to benefit from geographic and product expansion and from continued good equity broking volumes.

The Bank expects to maintain or strengthen market positions in Australia and internationally. International income will continue to make an increasingly important contribution.

We expect to benefit from recent staff growth and expect this growth to continue, supporting our international expansion.

Swing factors will include asset realisations and general market conditions.

The outlooks for each of the Bank's operating Groups are documented on pages 12–25.

Medium-term outlook

Our global reach has increased very significantly with strong increases in both domestic and international market shares. Over the medium term, we continue to be well placed due to our committed quality staff, our good businesses, the benefits gained from major strategic growth initiatives, effective prudential controls, continued strong global investor demand for quality assets and growth in the capital base. If market conditions do not deteriorate materially, we expect continued good growth in revenue and earnings across most of our businesses, especially the international businesses.

Investment Banking Group's result was 78 per cent higher than the prior year.

Investment Banking Group contribution to profit


58%

Investment Banking Group (IBG) achieved an excellent result with a contribution 78 per cent up on 2006. IBG staff numbers increased 25 per cent to almost 3,000 with 47 offices across 28 countries.

Corporate Finance

Continuing strong equity market conditions during the year resulted in record deal flow across the regions with advisory and equity capital markets (ECM) performing well across all industry sectors.

Macquarie achieved No.1 rankings in Australia for both announced and completed mergers and acquisitions (Thomson Financial full year 2006), as well as maintaining strong market positions for Australian equity raised and Asia-Pacific project finance mandates.

International growth in the Investment Banking Funds (IBF) business continues to be an important focus. Our funds have returned a compound annual rate of 20.2 per cent[1] for investors since inception.

IBF equity under management[2] grew by 61 per cent to $A55.2 billion from $A34.4 billion for the year. New funds established during the year include:

- Macquarie Infrastructure Partners (MIP), an unlisted fund focusing on infrastructure and infrastructure-like investments in the US and Canada
- Macquarie European Infrastructure Fund II (MEIF II), an unlisted fund focusing on infrastructure investments in Europe.

The majority of investors in MIP and MEIF II are North American and European-based, many of whom are investing in infrastructure for the first time.

Our funds continually seek quality assets to enhance investor value. Acquisitions by Macquarie and/or Macquarie managed specialist funds throughout the year include:

Australia and New Zealand

- Six retirement care and aged care businesses
- Additional 15.1 per cent interest in Sydney Airport.

Asia

- Cogeneration and water treatment plant (Korea)
- Minority stake in a Korean-based container terminal operator with terminals in the US, Taiwan and Japan.

North America

- Airports services business (US)
- Electricity transmission and distribution business (US)
- Publisher of community newspapers (US)
- Integrated provider and manufacturer of drilling services and products (US)
- Two container terminals (Canada)
- 50 per cent stake in one of the largest owners and operators of bulk liquid storage terminals in the US
- The largest owner and operator of tyre inflation vending equipment across North America and the UK.

Europe

- UK's largest water and wastewater services company
- Roadside services business (UK)
- Bus transport business (UK)


BOEING
737
Photo: © Boeing

- —Landfill gas electricity generation business (UK)
- —The leading off-street car parking provider in the UK
- —UK's largest gaming centre operator
- —Spain's third largest authorised provider of vehicle safety and gas emission inspections
- —Two windfarm portfolios (France).

During the year, we sold stakes in a number of assets held on balance sheet including:

- —Aquarion Water
- —Arqiva
- —Brussels Airport
- —Canadian hospitals
- —CH4
- —CJ Cablenet
- —Dyno Nobel
- —European Directories
- —Isle of Man Ferries
- —Macquarie Small Cap Roads
- —Red Bee Media
- —Reverse Corp
- —RP Data
- —Smarte Carte
- —Stagecoach London Buses
- —Taiwan Broadband Communications
- —Thames Water.

Macquarie Securities

Our Australian and Asian institutional cash equities business achieved an outstanding result. In Australia, strong equity markets resulted in good growth in secondary market revenues and ECM revenues slightly up on the prior year.

Macquarie AirFinance

Macquarie AirFinance is a global aviation lessor, providing aircraft and capital to the world's airlines plus advisory and asset management services to aircraft owners.

Established in 2006 as a Macquarie-led consortium, Macquarie AirFinance was formed to acquire the assets of GATX Air, the aircraft leasing business of GATX Corporation, for an enterprise value of SA1.95 billion.

Macquarie AirFinance owns or manages 126 jet aircraft leased to 53 operators in 29 countries, across five continents. This includes the Boeing 737NG, pictured above, and the Airbus A320, pictured on page 14.

1 Annualised return based on all capital raised, distributions paid and valuations (market capitalisation for listed funds and net asset value for unlisted funds) for IBF managed funds since inception to 31 March 2007 (listed funds as at 31 March 2007, unlisted funds as at 31 December 2006). Calculated on an AUD basis. All cashflows converted at historic rates.

2 Includes assets held directly by Macquarie, acquired with a view that they may be sold down into new or existing IBF managed funds.


A320





Photos: © Airbus

Macquarie Securities Asia continues to perform above expectations with its results now ahead of the Australian business. There were outstanding gains in secondary market revenues as a result of strong equity market conditions. ECM revenues for the region were slightly down on the prior year.

Recent highlights include the establishment of an institutional cash equities joint venture, Macquarie First South in South Africa, and the Alternative Strategies Division joint venture with Equity Markets Group.

Financial Products

Financial Products exceeded the strong 2006 result due to expansion across most businesses and products.

The Division achieved record raisings in its Australian retail products and also launched new funds in several overseas markets, including Germany, Austria, Switzerland, Taiwan, Korea and Canada. Joint ventures were established with MD Sass and OneWorld Investments to provide asset management expertise to drive further product origination. Total assets under management by the Division (including assets managed by associates) grew by 40 per cent from $A6.3 billion at 31 March 2006 to $A8.8 billion.

Macquarie Capital

Macquarie Capital's result was up on the prior year, with strong contributions from most businesses. Asset-based leasing and lending volumes increased by 20 per cent from $A4.5 billion at 31 March 2006 to $A5.4 billion at 31 March 2007.

Staff development

During the year, IBG added to its staff development program with the launch of the global Master of Finance program for staff, in partnership with INSEAD Business School. The program is expected to form the foundation of IBG's professional development program and is an investment in the long-term growth of the business.

Outlook

The Group is currently experiencing strong business activity, including its corporate finance pipeline, and anticipates an increase in revenue and profit over the medium term, providing there is no material change in market conditions.

Highlights since 31 March 2007 include:

- Macquarie acted as financial adviser, global equity co-ordinator and joint lead manager on the successful $A2.75 billion IPO of the world's leading drilling services provider and products manufacturer, Boart Longyear
- Macquarie acted as financial adviser and formed a joint venture with Publishing & Broadcasting Limited (PBL) to bid for nine Canadian casinos for $A1.45 billion
- Macquarie acted as financial adviser to UK Broadcast Ventures Limited, the parent company of Arqiva (majority owned by Macquarie-managed funds), which acquired 100 per cent of National Grid Wireless for $A6.2 billion (£2.5 billion)
- Macquarie acted as financial adviser to Macquarie Communications Infrastructure Group (MCG) and MEIF II on the acquisition of Airwave O2 in the UK for $A4.8 billion (£1.9 billion)
- MEIF II reached final close with $A7.6 billion (€4.6 billion) total commitments.

The table opposite shows key transactions during the year.

Region	Key transactions
Australia/New Zealand	Global coordinator, joint lead manager and adviser on the $A1.91 billion IPO of Dyno Nobel
	Adviser to the Macquarie Bank-led consortium on its [illegible] billion ([illegible] billion) acquisition of Boart Longyear
	Adviser to Origin Energy on its $A1.20 billion acquisition of the Sun Retail business from the Queensland Government
	Adviser to Publishing and Broadcasting Limited on its $A5.5 billion recapitalisation and establishment of PBL Media
	Adviser to Alinta in its $A11.3 billion merger with AGL and the subsequent separation of AGL Energy
	Adviser to Airline Partners Australia on its $A11.2 billion offer to acquire Qantas Airways*
	Joint lead manager on the $A172 million IPO of Wotif.com
	Adviser to Sydney Airport on its $A4.33 billion debt refinancing and capital raising
	Adviser to Wesfarmers and its consortium partners Permira and PEP on the $A20 billion proposal to acquire Coles Group Limited*
Asia	Adviser to Tata Company Limited on the $A1.36 billion ($US1.1 billion) acquisition of equity stakes in Indonesian coal companies owned by PT Bumi Resources Tbk
	Joint global coordinator and joint bookrunner on the $A442 million ($HK2.7 billion) IPO of Sunlight Real Estate Investment Trust
	Adviser to MMI Holdings Limited on its $A892 million ($S1.1 billion) acquisition by Kohlberg Kravis Roberts & Co*
	Lead manager and bookrunner for Bangkok Dusit Medical Services on its $A166 million ($US124 million) convertible bond offering
	Adviser to Macquarie Korea Opportunities Fund on the $A267.2 million ($US211.9 million) acquisition of captive steam and power generation and water treatment facilities, located in Samsung-Total's Korean petrochemical complex, from Singapore Power International
	Global coordinator, bookrunner and lead manager on the $A361 million ($HK2.2 billion) IPO of ZhuZhou CSR Times Electric
The Americas	Adviser to Bayard Group on its $A900 million ($US705 million) acquisition of Cellnet Technology
	Adviser to Lundin Mining Corporation on its $A4.38 billion ($C3.8 billion) merger with EuroZinc Mining Corporation
	Adviser to Western Silver Corporation on its $A1.9 billion ($C1.6 billion) acquisition by Glamis Gold Ltd
	Adviser to Transfield Services on its $A372 million ($US276 million) acquisition of US Maintenance
	Adviser to ITR Concession Company LLC on the $A5.143 billion ($US3.8 billion) acquisition of the 75-year concession lease for the Indiana Toll Road
	Adviser to Icon Parking Systems on the $A459 million ($US350 million) refinancing of Icon Parking
	Adviser to a Macquarie Bank-led consortium on the $A1.95 billion ($US1.46 billion) acquisition of the aircraft leasing assets of GATX Air
UK/Europe, Africa and the Middle East	Joint financial adviser to the consortium led by Grupo Ferrovial on its $A39.8 billion (£16.3 billion) takeover of BAA
	Adviser to Kemble Water Limited on its $A19.9 billion (£8 billion) acquisition of Thames Water
	Adviser to Orica on the $A860 million acquisition of Minova from Close Brothers Private Equity
	Adviser to MEIF II on the $A1.98 billion (£790 million) acquisition of National Car Parks' off-street car parking business from 3i
	Adviser to Macquarie Infrastructure Group on the $A2.55 billion (£1.03 billion) refinancing of the M6 Toll
	Adviser to Higher Corporation for Specialized Economic Zones on the $A199 million ($AED560 million) development of the Industrial City of Abu Dhabi

* Not completed at 31 March 2007.

Chairman's and Managing Director's Report Banking and Property Group

Banking and Property's international focus generated strong growth.

Banking and Property Group contribution to profit


15%

Banking and Property Group (BPG) achieved a 179 per cent increase in profit contribution on 2006, including the profit on the realisation of the Bank's holding in Macquarie Goodman Group. The Group continued to expand internationally during the year with businesses in Italy, the United Kingdom, the United States, Japan, Korea and China all generating good growth.

Real Estate and Banking and Securitisation Divisions commenced operating as separate Groups on 1 April 2007, with Stephen Girdis and Tony Gill the respective Group Heads.

Real Estate

Assets under management (including associates) increased 12 per cent to $A23.6 billion from $A21.0 billion (excluding MGQ).[1]

Our strong global capability supported continued expansion internationally. Highlights included:

- MGP Japan Core Plus Fund was established, raising $US865 million. It is managed by Macquarie Global Property Advisors and will invest in Japanese real estate
- Macquarie Leisure Trust (MLE) was ranked the No.1 listed property trust in Australia for the second consecutive year and made its first US acquisitions
- Macquarie Office Trust (MOF) made its first acquisitions in Europe
- Macquarie Direct Property Fund made its first international property investments
- A wholesale real estate fund, investing in retail malls in the People's Republic of China, was established, with nine Chinese shopping malls as seed assets
- Stakes sold in Macquarie Goodman Group and UK office park assets
- Real Estate Structured Finance (RESF) provided a record contribution.

Market conditions and project timing impacted the land development businesses, Medallist and Urban Pacific Limited.

Outlook

The Group is examining opportunities for expansion. We expect continued growth in Australia and internationally, especially in international real estate securitisation, subject to reasonable market conditions.

Strong risk management and conservative credit policies continue to protect the businesses and their profitability.

A significant event since 31 March 2007 was the recommendation by the Independent Directors of Macquarie ProLogis Management Limited of the offer by ProLogis to acquire all the shares in Macquarie ProLogis Trust.

Banking and Securitisation

Banking and Securitisation achieved a record result with a strong contribution from the divestment of Australian and New Zealand childcare businesses and property portfolios.

1 MGQ assets under management excluded from the prior year's figures.



Photo: HyunMoh Yang, IL studio

In Australia, the mortgages loan book increased 21 per cent to more than $A22 billion. This Division is the market leader in service to the Australian broker network and one of the largest issuers of Australian residential mortgage-backed securities.

In Italy, loan origination volumes were strong. In the US, loan volumes were down in a challenging interest rate environment. The business continued to focus on low credit risk lending through a broader product range. Importantly, the US business has no exposure to the sub prime market, which has recently been a cause for market concern. In July 2006, we entered the Canadian mortgage market and have experienced strong loan origination volumes to date.

Investment Lending (formerly Margin Lending) is ranked number two in market share in Australia and number one for protected lending. The total loan portfolio exceeds $A4.8 billion, up 45 per cent on the prior year. Relationship Banking loans and deposits were up 20 per cent on the prior year.

Outlook

We expect strong growth in mortgage originations in Australia, Canada and Italy and are repositioning our US mortgage business. We expect Relationship Banking and Investment Lending to perform well and the newer businesses to increase contributions.

The Group will develop a new credit card initiative and continue to invest in niche commercial banking opportunities both domestically and offshore.

M Tower – Seoul

M Tower is a recently completed 19-storey A-grade office building in Seoul CBD, Korea. Macquarie Real Estate, in partnership with MGP Asia Fund II, a private equity real estate fund, acquired the building in mid-2006. The acquisition represents an expansion of Macquarie's real estate management business in the sought-after Korean market.

Region	Highlights/major activity
Australia/ New Zealand	Macquarie Leisure Trust (MLE) was ranked No. 1 Australian Listed Property Trust (LPT) in BDO LPT survey
	Strong growth and out-performance from the new unlisted Macquarie Direct Property Fund
	Acquired 49 per cent interest in St Hilliers Property – funds management and development focus
	Sale of childcare business
	Strong growth in mortgages loan book
Asia	MGP Japan Core Plus Fund established with $US865 million raised, closing oversubscribed
	A wholesale real estate fund, with China Mall seed assets, established
	Macquarie Goodman Hong Kong Wholesale Fund – unlisted $A850 million fund investing in industrial property in Hong Kong, established in April 2006
The Americas	MLE expansion with first US asset acquisition, Main Event Entertainment Holdings Inc
UK/Europe, Africa and the Middle East	MOF made its first European acquisitions, an €85 million Berlin office building and a €152 million property in Milan
	RESF UK business has returned a positive result in its second year of operation and participated in significant projects in central London and other regional centres

Treasury and Commodities Group's profit contribution was significantly higher than the strong prior year.

Treasury and Commodities Group contribution to profit


14%

Treasury and Commodities Group's profit contribution was significantly higher than the strong 2006 result, with substantial contributions from the Metals and Energy Capital, Debt Markets and Foreign Exchange Divisions and good contributions from all other Divisions.

Metals and Energy Capital

This Division offers price-making, derivative trading and financing in base and precious metals and other selected commodities as well as financing to the oil and gas sector.

Its contribution increased substantially on the prior year, reflecting continued growth in oil and gas financing, realisation of some energy and mining investments, as well as strong metals trading and project finance results.

Foreign Exchange

This Division provides services across all currency pairs and structured term hedging currency solutions for Australian and international clients. The Foreign Exchange contribution was slightly down on the strong prior year as market volatility has been lower than recent averages.

Debt Markets

This Division originates, arranges and places debt for clients and is active in primary and secondary trading markets for government, inflation-linked, corporate, global and asset-backed securities. It provides credit and interest rate risk management solutions through structured securities and derivatives.

The result from Debt Markets was very strongly up on the prior year, with good performances across the securities trading, interest rate derivatives, origination, arrangement and placement businesses.

Commodity Markets Division

Commodity Markets Division (CMD) provides a broad range of price risk management, structured financing, commodity investor products and selected physical commodity solutions across the global agricultural and energy industries. CMD's contribution was good, although down on the prior year, reflecting the impact of expansion.

Treasury

This Division is responsible for management of the Macquarie Bank Group's balance sheet, liquidity and interest rate exposure. Treasury's result was strongly up on the prior year, reflecting successful management of balance sheet growth.

Futures

This Division provides a full range of broking and clearing services for Australian and international exchange traded derivatives markets. The profit contribution from Futures was slightly up on the prior year, reflecting continued market growth.



Photo: Fritz Mueller Photography

Outlook

The Group's future performance is dependent on market conditions. Satisfactory volatility in financial and commodity markets is expected to continue. The deal pipeline remains strong and transaction volumes should remain favourable, although we are facing strong competition for transactions. The employment market also remains highly competitive.

The Group expects to maintain strong transaction activity levels across its businesses and will continue to expand its international operations.

Significant events since 31 March 2007 included the commencement of trading by Macquarie Cook Power, an electricity trading and marketing business servicing the North American energy market.

Sherwood Copper Corporation – Minto

When it commences operations in mid-2007, the Minto copper-gold mine will be the first new mine opened in the Yukon Territory of Canada, a traditional mining jurisdiction, in many years. In October 2006, Macquarie's Metals and Energy Capital Division provided the financing to Canada's Sherwood Copper Corporation for the development of the mine. Macquarie arranged and provided the senior and mezzanine debt and hedging, and participated in the equity finance. The mine is an important investment in the region and a significant employer within the local communities.

Region	Highlights/major activity
Australia/ New Zealand	'Milestone' debt deals included the first inflation indexed debt from a commercial mortgage backed security which was arranged for ALE Property Group; the longest duration inflation linked debt transaction arranged for Sydney Airport; the arrangement and placement of SMART 2007-1, the largest Australian auto and equipment receivables securitisation
	Thomson Financial ranked Macquarie as No.1 arranger of AUD securitisations for 2006, with $A4.1 billion of deals
	Establishment of coal business, trading in physical and financial contracts
Asia	Establishment of Woori Commodity Derivatives Business Cooperation in Korea
	Futures expansion in Hong Kong (addition of clearing), India (execution) and Korea (execution and clearing)
The Americas	Expansion of Macquarie Cook Energy physical gas marketing and trading business into Canada
	Establishment of Miami Office and emerging markets bond broking business
UK/Europe, Africa and the Middle East	Expansion of Abu Dhabi Commercial Bank joint venture operations to include Foreign Exchange
	Acquisition of Corona Energy physical gas marketing and supply business
	Establishment of Freight Derivatives business
	Establishment of Environment Financial Products business

Equity Markets Group recorded its fourth successive record result.

Equity Markets Group contribution to profit


9%

Equity Markets Group (EMG) achieved another record contribution, 39 per cent up on 2006. Trading conditions in Australian and international equity markets remained broadly favourable throughout the year.

Equity Products Division
The Division offers equity-linked investment, trading and risk management products to wholesale and retail clients in Australia, Asia, Europe, the US and Latin America.

The Division generally performed well, maintaining strong market positions in Australia and key Asian markets. Niche operations in most other international markets made an increased contribution. The exception was our South African equity products' business alliance with Nedbank, which experienced difficult trading conditions, resulting in a loss for the year.

During the year, the primary focus was on expanding the range of underlying markets over which the Division has the capability to offer equity-linked products. New markets covered include India, Pakistan, Thailand, Malaysia, Mexico, Greece, Denmark, Belgium and Norway.

The Division continued to invest heavily in new product development and in the quantitative models and risk management systems necessary to offer these products.

MQ Specialist Investment Management
During the year, EMG's internal hedge fund management businesses were re-organised under the name MQ Specialist Investment Management. The Division's result was significantly up on the prior year.

The Division focused on building its successful investment track record in its flagship single strategy and multi-strategy funds, as well as its reputation as a specialist Asian manager of funds of hedge funds.

The leading single strategy fund, MQ Asia Long Short Fund, delivered a 12-month return of 19.0 per cent. The MQ Asian Multi-Strategy Fund returned 10.2 per cent with low volatility of 2.8 per cent.

Funds under management (excluding funds provided by the Macquarie Bank Group) grew 141 per cent to just over $A1.4 billion at 31 March 2007.

In addition, funds under risk management (funds of external managers over which the Division provides hedging or risk management services) grew 21 per cent to approximately $A3.5 billion over the same period.

Global Equity Finance
The Division's contribution was very substantially up on the prior year due to strong growth in securities borrowing and lending volumes as well as structured equity finance activities in Australia, Asia and Europe. During the year, the Division commenced securities borrowing and lending activities in the US.


MQ中國IPO精選基金

Photo: Colin Beere

In the second half, the Division established a new business with Macquarie Securities (the Macquarie Bank Group's securities broking business), to offer equity derivatives, access products and financing to hedge fund clients. The Alternative Strategies Division began operating independently of EMG's other Divisions from 1 April 2007.

Outlook

EMG will continue to grow and diversify its business activities in Australia and internationally. We aim to provide a range of products and level of service to clients to match, or better, that offered by global investment banks.

Future performance will depend on conditions in global equity markets. We expect broadly favourable conditions to continue for the medium term, however the business can experience significant variation between markets. A sustained or significant decline in prices or volumes in major markets would have a considerable impact on EMG's profitability.

MQ IPO China Concentrated Core Fund

Macquarie Equities (Asia) Limited announced in January 2007 the launch of the MQ IPO China Concentrated Core Fund, the first China-related IPO retail fund to be offered in Hong Kong.

The fund, which uses a primarily quantitative investment strategy, is designed to capture the returns of China-related IPOs and provide exposure to the strong growth of China's economy. The investment universe of the fund includes companies listed in Hong Kong, Singapore and the US.

Profits from the Financial Services Group have almost doubled during the past three years.







Financial Services Group contribution to profit


3%

Financial Services Group's (FSG) profit was 32 per cent up on 2006. The Group's strong revenues were due largely to record broking volumes, strong underwriting deal flow as well as a 21 per cent increase in Wrap funds under administration and good inflows into the Macquarie Cash Management Trust (CMT).

New FSG businesses, which were introduced during the past two years, achieved continuing success. The third-party managed fund distribution business, the Macquarie Professional Series, now manages $A1.9 billion after only two years of operation.

FSG continues to investigate international opportunities in both the United Kingdom and Asia. We are also actively pursuing domestic opportunities to expand adviser numbers and grow our core service business.

The Group's total assets under administration, advice and/or management grew 25 per cent to $A70.5 billion from $A56.2 billion during the year.

Macquarie Adviser Services (MAS)
Strong inflows into the Macquarie Wrap platform, which now has $A23.2 billion in funds under administration, and an 18 per cent increase in the Macquarie CMT to $A14.1 billion, formed a strong profit base for MAS during the year. Additionally, there was good growth in both the Macquarie Professional Series and the Group's superannuation portfolio, which now exceeds $A20 billion.

MAS also launched its new Macquarie Insurance product, Futurewise, which has the facility to provide life insurance coverage to adviser clients within 15 minutes of application. The MAS-owned Coin Financial planning software business also continued its success, increasing its major institutional and boutique clients from 200 to 320 during the year.

Macquarie Private Wealth (MPW) (formerly Macquarie Financial Services)
Macquarie Financial Services was re-branded Macquarie Private Wealth effective from 2 April 2007. This re-branding reflected the Division's commitment to provide a complete service advice proposition that fully meets the investment needs of clients. The Division was ranked number one full service retail broker in Australia in 2007 and positive returns were generated by our underwriting business which was derived from strong deal flow.

Macquarie Private Portfolio Management and Macquarie Private Bank both reached more than $A1 billion in funds under management/administration.



Edinburgh, the home of Scottish enlightenment
and an exceptional
growth manager.



Walter Scott Global Equity Fund – Macquarie Professional Series

Outlook

We expect increasing demand for alternative and innovative products and strong inflows into retail products, the latter as a result of changes in superannuation legislation.

We expect continued competitive pressures across the industry.

The Group continues to investigate adjacent annuity business opportunities that will grow the underlying profit base while expanding services to clients both domestically and internationally.

Walter Scott Global Equity Fund

The Walter Scott Global Equity Fund is part of the Macquarie Professional Series, a managed funds distribution business that has attracted $A1.9 billion from institutions and retail investors. Macquarie partners with specialist fund managers from around the globe to offer their signature investment strategies in Australia and New Zealand.

The fund is managed by Walter Scott & Partners Limited, an Edinburgh-based, global equity manager with a highly experienced investment team. Walter Scott's conservative style of growth investing is characterised by a classical, fundamental and long-term approach. Industry sectors and regions represented in the fund's portfolio include energy, pharmaceuticals and Japan, as pictured above.

Region	Highlights/major activity
Australia/ New Zealand	Australia: Retail financial services, including wealth management, full-service stockbroking and service and support for 15,000 intermediaries
	New Zealand: Retail financial services, including wealth management, full-service stockbroking and service and support for NZ intermediaries
Asia	Retail financial services joint venture with TMB in Thailand, launched in February 2006

Funds Management Group

The Equities Division made the most substantial contribution to Funds Management Group's profit.

Fund Manager of the Year
Domestic Equities–Small Caps
Australia

Fund Manager of the Year
Fixed Interest
Australia





Funds Management Group contribution to profit


1%

Funds Management Group's (FMG) contribution increased by 45 per cent, driven by revenue growth from its equities, listed property and private equity funds.

Funds under management (FUM) grew by 23 per cent to over $A63 billion during the year with strong inflows across all asset classes. Revenues from higher margin products such as Australian equities, private equity and global listed property funds were substantial. This reflects the Group's strategy to grow its market position in funds and asset classes where investors are prepared to reward strong investment performance with higher fees.

Australia
The Group was awarded Morningstar Fund Manager of the Year 2006 for both Fixed Interest and Domestic Equities – Small Companies (Australia). Our flagship equities funds continue to perform well, particularly the Macquarie Small Companies Fund which has delivered first quartile performance over one, two, three and five years (to 31 March 2007). The Equities Division launched a new range of funds, the Macquarie Incentives Series, featuring an innovative fee structure which ensures that investors pay fees only when the funds outperform.

The Group increased inflows into key products. The Macquarie Master Diversified Fixed Interest Fund, the Macquarie International Infrastructure Securities Fund and the Macquarie Australian Small Companies Fund all experienced good inflows.

Over the year, we made significant investments in IT infrastructure, including an upgrade of our investment accounting system.

International
Our 65 per cent-owned Korean joint venture, Macquarie-IMM Investment Management, achieved strong growth in its Macquarie-IMM Global and Asian REITS funds, with funds under management climbing to over $A4.7 billion within two years. The Group's new private equity fund-of-funds operation in Hong Kong launched its first product, the Macquarie Asia-Pacific Private Equity Fund. In Taiwan, the Group won a number of sub-advisory contracts from local fund managers for a range of funds due to be launched in the new financial year.

Fund raising was successful for the Macquarie Clean Technology Fund, helping to make our new US operation in Carlsbad, California, profitable.

The Group has seen recent success in Europe with significant new funds under management in currency and commodities hedge funds. We have also recently transferred our Sydney-based global fixed income team to London while also establishing a supporting London-based sales operation. This business will expand to cover other asset classes over time.



Photo: Tourism Tasmania and Garry Moore







A significant event since 31 March 2007 was the agreed sale, subject to regulatory approval, of Macquarie-IMM Investment Management (MIMM). The Group will continue to manage three MIMM funds with a total of KRW4.3 trillion ($A5.6 billion) in funds under management.

Outlook

We expect growth to be consistent with recent years, driven largely by our success in international and growth asset products. FMG will continue to expand its distribution capabilities in Asia, Europe and North America. Smaller acquisition opportunities will be sought, especially where they expand our range of investment capabilities.

Macquarie Australian Small Companies Fund

Macquarie was named Morningstar Fund Manager of the Year 2006 (Domestic Equities – Small Caps Australia) for its Macquarie Australian Small Companies Fund. The fund, which generally invests in securities outside the top 100 companies on the ASX, has a diverse portfolio of shares with some of the fastest growing companies on the Australian share market. Industry sectors represented in the fund's portfolio over the past year include technology, engineering, pharmaceuticals, marine services, oil and gas and aquaculture, as pictured above.

Region	Highlights/major activity
Australia/ New Zealand	Macquarie Funds Management is one of Australia's largest asset managers, offering investment services in all major asset classes. Macquarie wins Morningstar Fund Manager of the Year in two asset classes
Asia	Macquarie-IMM Investment Management, a 65 per cent-owned joint venture, is one of Korea's largest foreign-owned asset managers, offering investment services over Korean assets and selected global investment products
	Macquarie Funds Management Hong Kong offers advisory and fund-of-funds services over Asian private equity
	Macquarie Funds Management Taiwan offers a range of funds due to be launched in the new financial year
Europe	Macquarie Investment Management UK Limited offers fixed income funds management out of the London office. The sales operation offers managed funds in three asset classes
The Americas	Macquarie Funds Management USA Inc, based in Carlsbad (San Diego), California, offers advisory and fund-of-funds services over global private equity

Chairman's and Managing Director's Report
Other Groups and Divisions

A network of support areas provides the infrastructure and framework which enables the seven Groups to operate. During the year, strong independent risk management continued to be a fundamental part of the way Macquarie does business and a key factor in our success.

Other Groups and Divisions grew considerably during the year, with staff numbers 24 per cent up from last year in support of the Bank's international expansion. The management and organisation structure is shown below.



Corporate Affairs Group
Greg Ward
Equity Markets Group
Kim Burke
Funds Management Group
Ben Bruck
Risk Management Group
Nick Minogue
Chairman
David Clarke
Treasury and Commodities Group
Andrew Downe
Banking and Securitisation Group
Tony Gill
Managing Director and Chief Executive Officer
Allan Moss
Board of Directors
Executive Committee
Deputy Managing Director
Richard Sheppard
Central Executive
Financial Services Group
Peter Maher
Real Estate Group
Stephen Girdis
Risk Management Group
Investment Banking Group
Nicholas Moore
Information Services Division
Nigel Smyth

The concentric nature of the organisation chart represents the non-hierarchical nature of Macquarie and the role of central risk management.

Risk Management Group

Risk Management Group (RMG) is an independent, central unit responsible for ensuring all risks are appropriately assessed and managed across the Bank. Its functions are Credit, Finance, Operational Risk and Compliance. The Head of RMG has oversight of Internal Audit jointly with the Board Audit and Compliance Committee (BACC). A full Risk Management Report is contained in the 2007 Financial Report booklet.

Credit minimises the risk of loss arising from failure by counterparties to repay loans or honour contracts. Credit ensures that the identification and assessment of equity exposure risks is complete. Credit is supported by the Data Policy Unit which ensures consistent data standards across the Bank's businesses so that accurate and reliable information is available for risk management and reporting.

Finance ensures that market, funding and liquidity risks are appropriately managed and that aggregate risks across all risk types do not exceed the Bank's economic capability to bear risk. Finance is also responsible for ensuring that the Bank discharges its obligations to the Australian Prudential Regulation Authority (APRA), including compliance with prudential standards and that a constructive relationship is maintained with the regulator.

Operational Risk assesses operational risk from a Bank-wide perspective and ensures that an appropriate framework exists to identify, assess and manage operational risk.

Compliance assesses legal, regulatory and reputational risks from a Bank-wide perspective. The area also minimises and manages compliance risk, overseeing management of these risks by business groups to ensure they are identified in an appropriate and consistent manner.

Internal Audit provides independent assurance to senior management and the BACC on the adequacy and effectiveness of Macquarie's financial and risk management framework.

The **Quantitative Applications Division (QAD)** has become part of RMG and is responsible for reviewing and approving all derivatives pricing models used within Macquarie's trading systems. In addition, QAD works with businesses to provide solutions to complex financial problems. QAD also presents courses internationally on quantitative approaches in finance.

RMG is also responsible for leading the implementation of Macquarie's Basel II Project. Basel II is a new regulatory regime being rolled out around the world and being implemented by APRA within Australia. As described more fully in the Risk Management Report, Macquarie is seeking accreditation from APRA as an advanced bank.

The advanced approaches under Basel II place a higher reliance on a bank's internal capital measures and therefore require a more sophisticated level of risk management and risk measurement practices.

Corporate Affairs Group

The **Financial Operations Division** supports the Bank's operating areas and management by providing financial control, financial planning and capital management, management reporting and budgeting, divisional accounting services and international business support.

The Division is a major contributor to the Bank's Restructure Project, being involved in most areas of the project, including refinement of the financial control and reporting structure and enhancement of the Group's capital management framework to accord with the proposed structure of the new Group.

The **Settlements Division** provides independent confirmation and settlement facilities for a variety of products and currencies for many of the Group's businesses globally, incorporating best practice operational risk standards.

Over the last 12 months, the Division has continued to enhance its settlement systems and organisational structure to build a robust foundation for growth and flexibility, with particular focus on offshore operations. Additional pro-active employment and staff development also position the Division well to meet the future needs of the businesses we support.

The **Business Improvement & Strategy Division** provides consulting services to all business and support areas and manages the Bank's annual strategy review. Services include advice on growth, strategy, organisation design, new product development, process re-engineering and management of change. Based in Sydney, the Division offers its services domestically and internationally.

The **Taxation Division** provides taxation support to all areas of the Bank, manages the Bank's compliance with taxation legislation and relationships with revenue authorities worldwide. The Division reviews the taxation implications of existing and proposed transactions and structures.

To maximise support to the Bank's businesses, the Division has staff located in London, New York, Hong Kong and Seoul, as well as Sydney.

The **Company Secretarial and Investor Relations Division** has responsibility for compliance with certain ASX and Australian Securities and Investments Commission requirements, the Bank's share registry, employee equity schemes, professional risk insurances and Bank-wide corporate governance matters.

The Division includes the Investor Relations function, which oversees the Bank's communications with the investment community and actively works to foster relationships with the Bank's shareholders.

Macquarie aspires to be recognised as the leading employer of the best people in the market. The **Human Resources Division** supports business strategy by seeking to attract, recruit, reward and retain the best employees. To achieve this, the Division works closely with business groups, providing operational and consulting services globally.

During the year, the Division focused on initiatives to ensure scalable HR services are available across geographies. In particular, this included evolving the regional HR service model and tools, a review of international HR systems and design of a systems and operations strategy. There has been continued focus on the perpetuation of culture internationally through induction and orientation programs across regions and enhancement of the employment brand through the launch of a global careers website.

The **Business Services Division** has responsibility for the strategic direction, implementation and ongoing management of corporate real estate, corporate risk and corporate services. The primary focus during the year was to ensure the Bank's growth was managed within a controlled risk framework. Key projects included establishing new offices, including in Shelley Street, Sydney, and expanding existing offices, as well as significantly increasing the capacity and resilience of major data and recovery centres.

Information Services Division

The **Information Services Division** is responsible for the management of the Bank's technology infrastructure, the support and development of existing business systems and the delivery and deployment of new systems, technologies and services.

In the last year, the Infrastructure Technology Services team delivered a number of projects supporting the Bank's growth, such as building the trading floors in the new London office and migrating production systems into two new state-of-the-art data centres in Sydney and Hong Kong. The business-aligned teams implemented a number of significant application upgrades, including the roll out of a global order management system for Institutional Equities in Asia, Europe and the US and the replacement of the Funds Management Group's core back office platform.

Corporate Communications Division

The **Corporate Communications Division** is responsible for protecting and enhancing Macquarie Bank's brand and reputation. The Division oversees the Bank's activities in:

- media relations
- government relations
- community relations
- brand and marketing
- internal communications
- e-Commerce
- reputation and brand protection
- Macquarie Bank Foundation
- Macquarie Bank Sports.

The Corporate Communications Division is represented in the Bank's offices in Sydney, Canberra, London, New York, Hong Kong, Singapore and Seoul.

The Macquarie Bank Foundation contributed $A12.6 million to more than 500 community organisations during the year.





Photo: Anthony Geernaert

One of Australia's oldest and largest corporate foundations, the Macquarie Bank Foundation contributed $A12.6 million to more than 500 community organisations in the year to 31 March 2007, up from $A8.5 million the previous year.

In addition, Macquarie staff around the world raised $A4.1 million for not-for-profit organisations, up from $A2.7 million the previous year. This took Macquarie's total community contribution to $A16.7 million. This figure does not include the many hours of time given by Macquarie staff as volunteers, mentors, pro bono service providers and members of not-for-profit boards and executive committees.

A major initiative during the year was the introduction of capacity building funding, providing not-for-profit organisations with the means to achieve their next stage of strategic growth. The Foundation committed approximately $A2.5 million to capacity building during the year to seven organisations, including the Bionic Ear Institute, Philanthropy Australia and the Pathways Foundation.

Other initiatives highlighted the Macquarie Bank Foundation's commitment to the ongoing development of the not-for-profit sector. With Mission Australia, the Foundation hosted a Social Innovation Dialogue, bringing together senior decision makers from business, government and the not-for-profit sector to discuss new ways of addressing social need. A similar event will be held in the UK this year. In addition, the Foundation developed a Macquarie Board Register of senior executives prepared to serve on not-for-profit boards.

The Foundation continued to support a diverse range of community organisations in the areas of education, health care and research, the environment, welfare and the arts. In a major five-year partnership, the Foundation established a $A1 million training fund with Surf Life Saving Australia for its 34,000 active members.

In the environment, the Foundation provided capacity building funding to Waterkeepers Australia, which works to protect local waterways, and Bush Heritage Australia, which acquires threatened tracts of private land for permanent preservation. Support was also provided to the JNF Environmental Scholarship Fund to facilitate bilateral scholarships between Australia and Israel.

Health initiatives included increased support for the Spastic Centre of NSW, in particular the 20/Twenty Challenge, which was developed by a Macquarie Bank staff member and has raised more than $A1.2 million over four years to buy specialised equipment for children with cerebral palsy. In addition, Macquarie Bank received an award as the largest corporate supporter of the Juvenile Diabetes Research Foundation, with more than 400 Macquarie staff and family members taking part in fundraising events for the organisation.



Photo: Graham Flack

In education, the Foundation supported the Inspire Foundation initiative to make its mental health resources available to Australian schools. Macquarie has also provided funding for Inspire to launch its ground-breaking programs in the US.

In the arts, the Foundation supported the Commonwealth Writers' Prize, as well as the London Philharmonic's Adopt-a-Class program. With Macquarie's European businesses, it also supported a major exhibition of contemporary Australian indigenous art in Paris to coincide with the opening of the Musée du Quai Branly.

The Macquarie Bank Foundation provided funding to Opportunity International to support microfinance in South-east Asia. Other welfare initiatives included capacity building funding to CREATE Foundation, which supports children in care, and support for the Beacon Foundation's Polish program, which teaches school children the personal and presentation skills needed for the workplace.

Macquarie Bank Sports, funded by the Foundation and Macquarie businesses, provided free coaching clinics to more than 8,000 children during the year, with major sporting identities serving as both coaches and role models.

In London, 40 Macquarie staff have joined the Hackney Schools Mentoring Program, mentoring 80 teenagers from the Cardinal Pole School in one of the city's most deprived areas.

The Macquarie Bank Foundation actively supports staff in their community activities. Staff engagement has grown substantially over the past year, with much of this growth at an international level.

Corporate Governance Statement

The Board is committed to the Bank seeking to achieve superior financial performance and long-term prosperity, while meeting stakeholders' expectations of sound corporate governance practices. This Statement outlines the Bank's main corporate governance practices as at 31 March 2007 and, unless otherwise stated, they reflect the practices in place throughout the financial year ending on that date.

The Board, in conjunction with the Board Corporate Governance Committee, determines the corporate governance arrangements for the Bank. As with all its business activities, the Bank is proactive in respect of corporate governance and puts in place those arrangements which it considers are in the best interests of the Bank and its shareholders, consistent with its responsibilities to other stakeholders. It actively reviews Australian and international developments in corporate governance, including prudential requirements of the Australian Prudential Regulation Authority (APRA). This year APRA introduced a new Governance Standard, *APS 510 – Governance* (APRA's Governance Standard), which contains governance requirements for the Bank as an APRA-regulated entity.

The ASX Corporate Governance Council's Principles of Good Corporate Governance and Best Practice Recommendations (ASX Recommendations) provide a corporate governance framework for ASX listed companies. As required by the ASX Listing Rules, this statement sets out the extent to which the Bank has followed the ASX Recommendations during the year to 31 March 2007, identifies any of the ASX Recommendations not followed and provides reasons why they were not followed. This statement adopts the order and numbering of the ASX Recommendations.

The Bank considers that its governance practices are consistent with all but two of the 28 ASX Recommendations. An explanation for departure from these recommendations is provided on pages 33 and 40, respectively. The Bank has posted copies of its corporate governance practices on its website at www.macquarie.com.au/au/about_macquarie in accordance with the ASX Recommendations.

Principle 1: Lay solid foundations for management and oversight

The Board adopted a Charter in September 2006 which details the composition and role and responsibilities of the Board and their relationship with management to accomplish the Board's primary role of promoting the long-term health and prosperity of the Bank. A copy of the Board Charter is available on the Bank's website at www.macquarie.com.au/au/about_macquarie. *(ASX Recommendation 1.1)*

As set out in the Board Charter, the Board has delegated specific authorities to the various Board Committees and the Managing Director. The Bank's Executive Committee and Operations Review Committee operate as management committees appointed by the Managing Director pursuant to his delegated powers and, in exercising these powers, he typically makes decisions regarding significant issues in consultation with one of these committees.

The Bank currently also has approximately 245 Non-Voting Executive Directors. Pursuant to the Bank's constitution, they have no right to attend or vote at any Board meeting. However, they do have the power to exercise management powers delegated by the Board including to sign and countersign the Bank's common seal.

Principle 2: Structure the board to add value

The Board considers that its membership should comprise directors with an appropriate mix of skills, experience and personal attributes that allow the directors individually, and the Board collectively, to:

- discharge their responsibilities and duties under the law effectively and efficiently;
- understand the business of the Bank and the environment in which the Bank operates so as to be able to agree with management the objectives, goals and strategic direction which will maximise shareholder value; and
- assess the performance of management in meeting those objectives and goals.

The current membership of the Board is set out below. Details of each individual Voting Director's background are set out in Schedule 1 to the Directors' Report, which immediately follows this Corporate Governance Statement. *(ASX Recommendation 2.5)*

Current Board composition*

Voting Director	Board Membership	Date of Appointment
David Clarke AO**	Non-Executive Chairman	8 March 1984
Allan Moss AO	Managing Director and Chief Executive Officer	26 June 1989
Mark Johnson***	Non-Executive Deputy Chairman	23 February 1987
John Allpass	Independent	1 January 1994
Laurie Cox AO****	Executive	2 January 1996
Peter Kirby	Independent	28 June 2003
Catherine Livingstone	Independent	19 November 2003
Kevin McCann AM	Lead Independent	23 December 1996
John Niland AC	Independent	21 February 2003
Helen Nugent AO	Independent	1 June 1999

* Independent Director, Mr Barrie Martin, retired from the Board at the conclusion of the 2006 AGM on 20 July 2006.

** On 31 March 2007, Mr Clarke resigned as Executive Chairman and has continued on the Board as Non-Executive Chairman.

*** Mr Johnson was an Executive Voting Director until he retired from executive responsibilities effective 31 March 2007 and has continued on the Board as a Non-Executive Director.

**** Mr Cox became an Executive Voting Director on 25 March 2004; prior to that he was a Non-Executive Director.

Mr Clarke and Mr Johnson both ceased to be executives of the Bank on 31 March 2007 and have remained on the Board in a Non-Executive capacity. Mr Johnson and Mr Allpass will retire by rotation from the Board at the next Annual General Meeting (AGM) in July 2007 in accordance with the Bank's constitution and do not intend to stand for re-election. The Bank is currently seeking a new Independent Director to replace Mr Allpass.

The Bank's constitution provides that the maximum number of Voting Directors shall be ten unless amended by a resolution of the Board. In July 2003, the Board resolved to increase the maximum number to eleven. In April 2007, the Board resolved to change the maximum number to eight, effective at the close of this year's AGM.

The Board Charter provides that the number of Voting Directors necessary to constitute a quorum at a Board meeting is:

- not less than one-third of the Voting Directors currently in office; and
- the number of Non-Executive Directors (NEDs) present at a meeting must be greater than the number of Executive Voting Directors present.

Independent Directors

The Bank recognises that independent directors are important in assuring shareholders that the Board is properly fulfilling its role and is diligent in holding senior management accountable for its performance. A majority of the Board members are Independent Directors. *(ASX Recommendation 2.1)*

The Board believes that independence is essentially a state of mind evidenced by an ability to constructively challenge and independently contribute to the work of the Board. The independence of directors is assessed annually by the Board Corporate Governance Committee (BCGC) and, to assist the BCGC, the Board has adopted the following definition of an Independent Director which is available on the Bank's website: A Voting Director will be considered independent if not a member of management and if he/she meets the following criteria (to the satisfaction of the BCGC):

- is not a substantial shareholder of the Bank or of a company holding more than five per cent of the Bank's voting stock or an officer of or otherwise associated directly or indirectly with a shareholder holding more than five per cent of the Bank's voting stock;
- has not within the last three years been employed in an executive capacity by the Bank or another group member or been a director after ceasing to hold any such employment;
- is not a principal or employee of a professional adviser to the Bank and its entities whose billings exceed five per cent of the adviser's total revenues. A Voting Director who is a principal or employee of a professional adviser will not participate in any consideration of the possible appointment of the professional adviser and will not participate in the provision of any service to the Bank by the professional adviser;
- is not a significant supplier or customer of the Bank or its entities or an officer of or otherwise associated directly or indirectly with a significant supplier or customer. A significant supplier is defined as one whose revenues from the Bank exceed five per cent of the supplier's total revenue. A significant customer is one whose amounts payable to the Bank exceed five per cent of the customer's total operating costs;
- has no material contractual relationship with the Bank or any of its associates other than as a director of the Bank;
- is not a director of any of Macquarie Bank's subsidiaries or responsible entities;
- has not served on the Board for a period exceeding the Bank's agreed tenure rules (including transitional arrangements); and
- has no other interest or relationship that could interfere with the Voting Director's ability to act in the best interests of the Bank and independently of management. *(ASX Recommendations 2.1 and 2.5)*

The BCGC has determined that each of the six Voting Directors designated as Independent Directors in this Statement satisfy all of the above criteria and bring an independent mind to their duties as a director.

The materiality thresholds are reviewed from time to time and were adjusted in September 2006 to reduce the thresholds in the first point above from ten per cent of the Bank's voting stock to five per cent. *(ASX Recommendation 2.5)*

The independence of each Independent Director is monitored by the BCGC and Voting Directors may be required to provide information from time to time to the BCGC to enable it to assess the Independent Directors' ongoing independence. Each year, the Independent Directors are requested to confirm in writing their continuing status as an Independent Director and they have each undertaken to inform the Board as soon as practical if they think that their status as an Independent Director has or may have changed. *(ASX Recommendation 2.1)*

Chairman

David Clarke was Executive Chairman of the Bank from its formation until 31 March 2007. He has since continued to serve on the Board as Non-Executive Chairman. Due to his recent role as Executive Chairman, Mr Clarke is not considered to be an Independent Director.

The Bank has noted the ASX Corporate Governance Council's best practice recommendation that listed companies have an independent director as chairman. However, for the reasons set out below, the Board believes that David Clarke is the most appropriate person to be the Bank's Chairman and that measures adopted by the Bank provide an appropriate check on executive power *(ASX Recommendations 2.2 and 2.5)*. APRA's Governance Standard also requires the chairperson of the Board to be an independent director. Notwithstanding this requirement, APRA has confirmed that it will allow Mr Clarke to continue as Chairman of the Bank.

Mr Clarke was Joint Managing Director of Hill Samuel Australia Limited, the business predecessor to the Bank, from 1971 to 1977, sole Managing Director from 1977 to 1984 and then Executive Chairman. Given the Bank's diverse, complex and highly specialised activities, it is important that the Board is chaired by someone with a deep understanding of the Bank's operations. Mr Clarke's experience in investment banking, and as a chairman of major listed entities, is also important in ensuring that management provides the Board with adequate information to facilitate effective decision making. His wide experience enables him to provide support and advice to the Managing Director while respecting executive responsibility.

The Bank's dependence on the performance of its staff is a further reason why, like most global investment banks, the Bank believes it to be in shareholders' interests to have a number of Board members with operating experience of the businesses. Mr Clarke's role as Executive Chairman has worked very well for a long time at the Bank and Mr Clarke continuing as the Bank's Non-Executive (non-Independent) Chairman is considered to be in shareholders' interests.

The Bank has also adopted a number of practices to regulate the division of responsibilities between the Board and management, and the accountability of management to the Board, including:

— separate individuals performed the roles of Executive Chairman and Managing Director *(ASX Recommendation 2.3)*;

— the appointment of a Lead Independent Director;

— a majority of Independent Directors on the Board who meet at least once annually as a group and in the absence of any executives. The Independent Directors met three times during the last year. The convenor of those meetings is the Lead Independent Director;

— the delegation of certain responsibilities to Board Committees, a number of which the Chairman is not a member. The Board Audit and Compliance Committee Charter states that the Chairman of the Board shall not be eligible to be the Chairman of the Committee;

— the ability of Voting Directors to seek independent professional advice for company related matters, including Board Committee matters, at the Bank's expense, subject to the estimated costs being approved by the Chairman in advance as being reasonable *(ASX Recommendation 2.5)*; and

— an annual assessment of the performance of the Executive Chairman and Managing Director by the Independent Directors.

Board Committees

Five standing Board Committees have been established to assist in the execution of the Board's responsibilities. All Board members are free to attend any meeting of any Board Committee. The membership of each Committee is outlined in the table below. *(ASX Recommendation 2.5)*

Standing Committee Membership	Audit and Compliance	Corporate Governance	Nominating	Remuneration	Risk
Non-Executive (non-Independent) Directors					
David Clarke AO			Chairman	Member	Chairman
Mark Johnson		Member			Member
Executive Voting Directors					
Allan Moss AO					Member
Laurie Cox AO					Member
Independent Directors					
John Allpass	Member			Member	Member
Peter Kirby				Member	Member
Catherine Livingstone	Chairman		Member**		Member
Kevin McCann AM	Member	Chairman			Member
John Niland AC	Member*	Member			Member
Helen Nugent AO			Member	Chairman	Member

* Dr Niland replaced Mr Barrie Martin as a Member of the Board Audit and Compliance Committee on 27 July 2006 following Mr Martin's retirement from the Board.

** Ms Livingstone replaced Mr Barrie Martin as a Member of the Board Nominating Committee on 1 November 2006 following Mr Martin's retirement from the Board.

Replacement appointments for Mr Johnson and Mr Allpass to the above Board Committees will be made following their retirements at the 2007 Annual General Meeting (AGM) and the expected appointment of a new Independent Director in the near future.

It is the policy of the Board that a majority of the members of each Board Committee be Independent Directors, that the Board Audit and Compliance Committee comprise only Independent Directors and that the Board Remuneration Committee and the Board Corporate Governance Committee be chaired by Independent Directors.

The number of times each Board Committee met and the number of those meetings attended by the members of each Committee is set out in the Directors' Report. *(ASX Recommendation 2.5)*

Each Committee has a charter which includes detail of its duties and responsibilities. The charters are available in the Corporate Governance section of the Bank's website at www.macquarie.com.au/au/about_macquarie. *(ASX Recommendations 2.5, 4.5 and 9.5)*

The Board Audit and Compliance Committee Charter was reviewed and amended slightly for consistency and to meet the corporate governance requirements (APS 510) of APRA in September 2006.

Nomination of Directors and Board Renewal

The **Board Nominating Committee** comprises the Chairman and two Independent Directors. *(ASX Recommendation 2.4)*

The Nominating Committee's role, which is outlined in its charter, is to review and consider the structure and balance of the Board and make recommendations regarding appointments, retirements and terms of office.

The Board has adopted a Policy on Board Renewal and Appointment of Directors to govern the selection and appointment of Voting Directors, a copy of which is available on the Bank's website at www.macquarie.com.au/au/about_macquarie. *(ASX Recommendation 2.5)*

The Nominating Committee has unlimited access to senior management of the Macquarie Bank Group and is able to engage recruitment consultants to undertake research on, or assess, candidates for new positions on the Board, or to consult other independent experts where it considers it necessary to carry out its duties and responsibilities.

The Board recognises that it is important that it undergoes a regular process of renewal via changes in membership. The Board has appointed three new Independent Directors since the beginning of 2003 – John Niland, Peter Kirby and Catherine Livingstone. These Board members were appointed for terms that will not exceed 12 years and similar arrangements, with transitional provisions that broadly weight past time on the Board at 50 per cent, apply to the other Independent Directors.

As noted previously in this Annual Review, Independent Director, Barrie Martin, retired from the Board at the conclusion of the 2006 AGM on 20 July 2006. As previously stated, Mark Johnson and John Allpass will retire by rotation at this year's AGM and have indicated that they will not seek re-election.

Principle 3:
Promote ethical and responsible decision making

Code of Ethics and Conduct

The Bank's Voting Directors and staff are required to maintain high ethical standards of conduct.

The Group's Code of Ethics, *Macquarie Bank – What We Stand For*, covers the Bank's dealings with external parties and how the Bank operates internally. It is periodically reviewed and fully endorsed by the Board. The Code of Ethics is distributed to all staff and its standards are communicated and reinforced at Bank-wide induction programs, presentations to workgroups and annual staff meetings.

In July 2003, the Bank adopted a Code of Conduct (the Code), which incorporates the Group's Code of Ethics. The Code is also reflected in, and supported by, a broad range of the Bank's internal policies and procedures. The Code includes a requirement to conduct all Macquarie's business in accordance with applicable laws and regulations in the jurisdictions in which Macquarie operates, and in a way that enhances its reputation in those markets.

The Code was reviewed in June 2006 and a copy of the Code is available on the Bank's website at www.macquarie.com.au/au/about_macquarie. *(ASX Recommendations 3.1 and 10.1)*

Integrity Officer

To strengthen Macquarie's commitment to conducting its business activities in accordance with the highest ethical standards, an Integrity Officer was established in 1998. Paul Robertson, Executive Director and Treasurer of the Bank, was Macquarie's Integrity Officer from establishment until 30 April 2007 when he retired from the Bank. He has been replaced by Executive Directors Michael Price and James Hodgkinson as Joint Integrity Officers. In acknowledgment of the expanding international nature of Macquarie's business, Regional Integrity Officers and Regional Integrity Support Officers have been appointed in Asia, Europe and the Americas.

The Integrity Officers serve as an independent point of contact with whom Voting Directors and staff can raise concerns about integrity-related issues. The Integrity Officers report directly to the Executive Chairman, the Managing Director and the Board Corporate Governance Committee.

The role of the Integrity Officers is to:

- develop and implement strategies in the Australian and international offices to assist Macquarie to properly address issues of integrity in the conduct of its business;
- educate, advise and counsel management and staff regarding integrity issues;
- devise and introduce systems to ensure that claims of integrity breaches and any integrity-related concerns are dealt with impartially, promptly and confidentially; and
- ensure that the rights of all parties are respected and maintained at all times.

Macquarie has established whistleblower policies in accordance with the legislative requirements and best practice recommendations in each of the jurisdictions in which Macquarie operates. The policies aim to provide a working environment that enables employees to voice genuine concerns in relation to:

- a breach of relevant legislation;
- a breach of the Bank's Goals and Values;
- financial malpractice or impropriety or fraud;
- failure to comply with legal obligations;
- danger to health and safety or the environment;
- criminal activity; and
- attempts to conceal any of the above.

(ASX Recommendations 3.1 and 10.1)

Staff dealing

Macquarie's Personal Dealing Policy identifies the principles by which Macquarie balances the personal investment interests of staff against Macquarie's responsibility to ensure that the personal dealing and investment activities in any financial product of its staff are conducted appropriately. A copy of Macquarie's trading policy is available on the Bank's website at www.macquarie.com.au/au/about_macquarie. *(ASX Recommendation 3.3)*

The Policy applies to Voting Directors and all Macquarie staff (all full and part-time employees and contractors engaged for more than three months). It also applies generally to "associates" of staff, which include persons or entities over whom a staff member has investment control (such as spouses, dependent children, self-managed super funds and private and family-controlled companies and trusts). *(ASX Recommendation 3.2)*

One of the key aspects of the Policy requires Voting Directors, staff and their associates to pre-clear their securities trading with Macquarie.

Voting Directors and staff may only trade in Macquarie Bank securities and related derivatives during designated trading windows. These are typically of three to five weeks' duration and follow Macquarie's announcements of its interim and full year profits and after the AGM. However, in all cases Macquarie prohibits Voting Directors and staff from dealing in such investments while they possess material non-public price-sensitive information about Macquarie.

In June 2001, the Board also agreed that Voting Directors generally should not sell MBL shares while the shares are subject to an on-market buy-back, and should not undertake short-term trading in any Macquarie Bank-related securities and derivatives without the prior approval of the Chairman (or the Managing Director in the case of the Chairman).

Executive Directors are also not permitted to undertake any action that is designed to limit their exposure to Macquarie Bank shares which are subject to retention arrangements, or their unvested Macquarie Bank options. Non-executive directors may also not enter into a transaction that operates to limit the economic risk of their Macquarie Bank shareholding below their minimum shareholding requirement. Employees are not permitted to take net short positions in MBL shares or any Macquarie-managed funds.

Safeguard integrity in financial reporting

Financial reporting

The Bank's Board has the responsibility for the integrity of the Bank's financial reporting. To assist the Board in fulfilling this responsibility it has adopted the processes discussed below aimed at providing assurance that the financial statements and related notes of the Bank are complete, in accordance with applicable accounting standards and provide a true and fair view.

Financial assurance

The current composition of the **Board Audit and Compliance Committee (BACC)** continues to conform to the ASX Recommendations and is comprised of four Independent Directors *(ASX Recommendations 4.2 and 4.3)*. Details of Committee members are shown in the table on page 34 and the number of BACC meetings and attendance at these meetings is set out in the Directors' Report. *(ASX Recommendation 4.5)*

The main objective of the BACC is to assist the Board in fulfilling its responsibility for overseeing the quality and integrity of the accounting, auditing, financial reporting and compliance practices of the Group including:

- overseeing the compliance of the financial statements with legislative and other mandatory professional reporting requirements;
- making informed decisions regarding accounting and regulatory policies, practices and disclosures and reviewing the scope and results of Internal Audit reviews and external audits;
- making informed decisions regarding compliance policies and reviewing the scope and results of compliance reviews; and
- assessing the effectiveness of the Group's internal control and operational risk framework.

The responsibilities of the BACC are set out in its charter, which is posted on the Bank's website. *(ASX Recommendations 4.4 and 4.5)*

The BACC meets at least six times a year, with additional meetings as required. The Committee also meets privately with the following parties at least annually in separate sessions to discuss any matters that the Committee or the parties believe should be discussed privately with the Committee:

- Head of Risk Management Group (RMG);
- Head of Internal Audit;
- Head of RMG Operational Risk;
- Head of RMG Compliance;
- Head of RMG Credit Assurance Function; and
- the external auditors.

The BACC makes a periodic, but at least biennial, evaluation of its performance and the extent to which it has met the requirements of its charter.

The BACC has unlimited access to the Heads of RMG, RMG Operational Risk, RMG Compliance, and Internal Audit, the external auditors, the Group's compliance officers and senior management of the Group. The Committee also has the power to institute and oversee special investigations including consultation with independent experts as needed.

Certification by the Chief Executive Officer and Chief Financial Officer

The Chief Executive Officer and the Chief Financial Officer provide the Board with written confirmation that the Bank's financial report presents a true and fair view, in all material respects, of the Bank's financial condition and operational results and are in accordance with relevant accounting standards *(ASX Recommendation 4.1)*.

Auditor independence

The BACC is also responsible for overseeing the external audit of the Bank.

The Bank's policy on auditor independence applies to services supplied by the external auditor and its related firms to the Bank, its related entities and the trusts and entities managed by the Bank. A copy of the Bank's external auditor policy statement is available on the Bank's website at www.macquarie.com.au/au/about_macquarie. *(ASX Recommendation 4.5)*

The BACC also determined, and the Board endorsed, that from 1 April 2003, the external audit engagement partner and review partner must be rotated every five years.

Principle 5:
Make timely and balanced disclosure

Commitment to shareholders and informed market

The Bank believes that shareholders, regulators, ratings agencies and the investment community generally, should be informed of all major business events and risks that influence the Bank in a factual, timely and widely available manner. The Bank has had a Continuous Disclosure Policy since 1994 and it is currently incorporated in the External Communications Policy. A summary of the External Communications Policy is available on the Bank's website at www.macquarie.com.au/au/about_macquarie. *(ASX Recommendation 5.2)*

This Policy was last updated in November 2006. *(ASX Recommendations 5.1 and 6.1)*

It is the Bank's policy that any price-sensitive material for public announcement, including annual and interim profit announcements, release of financial reports, presentations to investors and analysts and other prepared investor briefings, will be:

- lodged with the ASX as soon as practical and before external disclosure elsewhere; and
- posted on the Bank's website as soon as practical after lodgement with the ASX.

The Bank's website, www.macquarie.com.au/shareholdercentre, contains recent announcements, presentations, past and current reports to shareholders, answers to frequently asked questions and a summary of key financial data. Investors may also register here to receive copies of significant announcements by email as soon as practical after they have been lodged with the ASX.

Principle 6:
Respect the rights of shareholders

Communications

It is the Bank's policy that all external communications by the Bank will:

- be factual and subject to internal vetting and authorisation before issue;
- not omit material information; and
- be timely and expressed in a clear and objective manner.

A summary of the External Communications Policy is available on the Bank's website at www.macquarie.com.au/au/about_macquarie. *(ASX Recommendation 6.1)*

General meetings

The Bank encourages shareholders to participate in general meetings. The Bank usually holds its AGM in July of each year. The Bank will choose a date, venue and time considered convenient to the greatest number of its shareholders. The Bank will also request its auditor to attend each AGM and be available to answer questions about the conduct of the audit and the preparation and contents of the auditor's report. *(ASX Recommendations 6.1 and 6.2)*

Notices of Meeting will be accompanied by explanatory notes on the items of business and together they will seek to clearly and accurately explain the nature of business of the meeting. Full copies of Notices of Meeting will be placed on the Bank's website at www.macquarie.com.au/au/about_macquarie.

Shareholders are encouraged to attend the meeting or, if unable to attend, to vote on the motions proposed by appointing a proxy. The proxy form included with a Notice of Meeting will seek to clearly explain how the proxy form is to be completed and submitted. In 2005, the Bank introduced a facility to allow proxy voting online and this will be available again this year.

Unless specifically stated in a Notice of Meeting, all holders of fully paid ordinary shares are eligible to vote on all resolutions. Holders of Macquarie Income Securities have limited voting rights as set out in the terms of their issue.

The Bank will webcast the formal addresses at its AGM and any other general meetings which may be held for the benefit of those shareholders unable to be present in person.

Recognise and manage risk

Identifying significant business risks

There are many risks in the markets in which the Bank operates. A range of factors, some of which are beyond the Bank's control, can influence performance. In many of its businesses, the Bank constantly and deliberately assumes financial risk in a calculated and controlled manner. The Bank has in place limits and a range of procedures to monitor the risk in its activities, and these are periodically reviewed by the Board and the **Board Risk Committee**.

Further information regarding the Bank's system of risk oversight and management is set out below and also in the Risk Management Report at the beginning of the Bank's 2007 Financial Report.

Board oversight

The Board established the Board Risk Committee to focus appropriate attention on the risk management framework of the Bank and the particular significance of risk to the Bank's performance. *(ASX Recommendations 7.1 and 7.3)*

The Board Risk Committee Charter is found on the Bank's website.

Risk Management Framework

The Bank's approach to risk management is described in some detail in the Risk Management Report in the Bank's 2007 Financial Report. *(ASX Recommendation 7.3)*

In brief, the principles followed by the Bank in risk management are:

- Independence – RMG, which is responsible for assessing and monitoring risks across the Group, is independent of the operating areas of the Group, reporting directly to the Managing Director and the Board. RMG authority is required for major risk acceptance decisions;
- Centralised Prudential Management – RMG's responsibility covers the whole of the Group. Therefore, it can assess risks from a Group-wide perspective and provide a consistent approach across all operating areas;
- Approval of all new business activities – Operating areas cannot undertake new businesses or activities, offer new products, or enter new markets without first consulting RMG. The Group identifies, quantifies and assesses all risks and sets prudential limits. Where appropriate, these limits are approved by the Executive Committee and the Board;
- Continuous assessment – RMG continually reviews risks to account for changes in market circumstances and the Group's operating areas; and
- Frequent monitoring – Centralised systems exist to allow RMG to monitor credit and market risks daily. RMG staff liaise closely with operating and support Divisions. *(ASX Recommendation 7.1)*

Chief Executive Officer and Chief Financial Officer certification

The Chief Executive Officer and the Chief Financial Officer provide the Board with written confirmation that:

- their statement given to the Board on the integrity of the Bank's financial statements is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the Board; and
- the Bank's risk management and internal compliance and control system is operating efficiently and effectively in all material respects. *(ASX Recommendations 7.2 and 7.3)*

Principle 8:
Encourage enhanced performance

Performance of Board and key executives

The Board has undertaken a formal annual performance self-assessment, including an assessment of the Board, Board Committees and of those individual Directors who are required to stand for re-election at the next AGM. In August 2006 the Board agreed to extend this annual self-assessment to all Board members in future, not just those seeking re-election. The process adopted by the Board to review the performance of the Board and the Bank's most senior executives is available on the Bank's website at www.macquarie.com.au. *(ASX Recommendation 8.1)*

The process for conducting the Board's performance review this year consisted of the Chairman conducting individual interviews with each of the Voting Directors. Prior to that, the Voting Directors completed a questionnaire and were able to make other comments or raise any issue that they had relating to the Board's or a Board Committee's operation. The results of the questionnaire and interviews were compiled and included a quantitative and a qualitative analysis.

A written report discussing the results, issues for discussion and recommendations for initiatives was presented to the Board and discussed at a Board meeting.

Four of the five standing Board Committees also undertook a separate self-assessment during the year, while the other Board Committee, the Board Risk Committee, was assessed as part of the Board process.

The Managing Director and Executive Chairman have annually presented a self-assessment to the Independent Directors, who formally reviewed their performance. The presentation has included financial performance, the business environment, prudential performance, staff and human relations and other achievements. The Independent Directors report on this to the Board. Questions on the performance of the Chairman as chairman of the Board are also included in the self-assessment questionnaire completed by the members of the Board.

The Managing Director and the Executive Chairman have also evaluated, at least annually, the performance of the following key executives: the Deputy Managing Director and the Group Heads, including the Chief Information Officer. As described on the Bank's website, both qualitative and quantitative measures were used, consistent with the dimensions for reviewing the Managing Director and the Executive Chairman. The Managing Director reports to the Board Remuneration Committee in conjunction with the remuneration review process on the performance of these key executives. In conjunction with the annual strategy review, the Board also considers key executive succession planning and their capabilities. *(ASX Recommendation 8.1)*

Principle 9:
Remunerate fairly and responsibly

Remuneration policy

The Bank's remuneration policies and practices in relation to Executive Voting Directors, Independent Directors and senior managers are disclosed in the Remuneration Report contained in the Directors' Report (see pages 47–90). The Bank acknowledges that disclosure of the structure and objectives of the remuneration policies, and their relationship to the Bank's performance, allows investors to understand the costs and benefits of those policies and the link between remuneration paid to Directors and key executives and corporate performance. Details of the nature and amount of remuneration (including non-monetary components such as options) paid to each Director and the members of the Bank's Executive Committee are set out in the Remuneration Report. *(ASX Recommendations 9.1, 9.3 and 9.5)*

The Macquarie Bank Employee Share Option Plan (Option Plan) was introduced by the Bank in 1995. It is described in some detail in Note 36 of the Bank's 2007 Financial Report and in the Remuneration Report (see pages 63–68). In the years that options have been granted to Executive Voting Directors, the approval of shareholders has been obtained to permit those Executive Voting Directors to participate in the Option Plan up to maximum amounts specified in the shareholder resolutions. However, shareholder approval of the Option Plan itself was not required nor sought under the then Corporations Law or the ASX Listing Rules when the plan was introduced in 1995 nor has shareholder approval been required since then. Hence, the Bank does not comply with ASX Recommendation 9.4 in respect of the Option Plan. A description of the Option Plan has been provided in the Bank's Financial Report each year and the number of options on issue, including details of expiry dates and exercise prices, has been lodged with the ASX on a monthly basis for public viewing since the Bank's shares were listed on the ASX in 1996. *(ASX Recommendations 9.4 and 9.5)*

Setting Remuneration Arrangements

Board oversight of remuneration and the role of the **Board Remuneration Committee** is described in the Directors' Report (see pages 44 and 58–59). The composition of the Board Remuneration Committee (shown in the table on page 34) continues to conform to that suggested by the ASX Recommendations as it consists of a majority of Independent Directors and is chaired by an Independent Director. Further details in relation to the Board Remuneration Committee, including the number of meetings held and the objectives and responsibilities of the Board Remuneration Committee are disclosed in the Directors' Report.

A copy of the Committee's charter is also available on the Bank's website at www.macquarie.com.au/au/about_macquarie. *(ASX Recommendations 9.2 and 9.5)*

Non-Executive Director remuneration

The remuneration policy for the Bank's NEDs and the amount of remuneration paid to NEDs is discussed in detail in the Remuneration Report (see pages 69–71). There are no termination payments to NEDs on their retirement from office other than payments accruing from superannuation contributions comprising part of their remuneration. *(ASX Recommendations 9.1, 9.3 and 9.5)*

Recognise the legitimate interests of stakeholders

The Bank's Code of Conduct and the policies discussed under Principle 3 set the standards for dealing with obligations to external stakeholders. A statement of the Bank's community engagement is detailed in the Macquarie Bank Foundation's annual report found on the Bank's website. Further commentary is also provided on page 10 of this Annual Review.

Corporate governance in Macquarie managed funds

Macquarie's expertise in managing fund assets and sourcing new value-adding opportunities is a key attraction for investors in Macquarie managed funds. Macquarie recognises that unitholders have entrusted their investments to us because of the Macquarie association and management. The Macquarie managed funds governance standards provide an alignment of interests between the manager and investors in the funds and adopt an appropriate governance framework to ensure protection of security holder's interests.

Macquarie's key expectations for Macquarie-managed Funds ("Funds") are that:

- Funds management activity is conducted in accordance with Macquarie's high standards and industry best practice;
- market, credit, liquidity, operational, legal and regulatory risks arising in relation to Funds are managed and monitored within an appropriate risk management framework;
- each Fund should be managed within an appropriate corporate governance framework so as to ensure that investment and other key decisions are made in accordance with the Fund's mandate and taken with appropriate regard to the interests of the investors as a whole;
- new Funds should be subject to a robust internal approval process that requires independent review and sign-off of key aspects of the Fund structure.

The key elements of Macquarie's corporate governance framework for Funds are as follows:

- conflicts of interest arising between a Fund and its related parties should be managed appropriately and, in particular:
  - related party transactions should be identified clearly and conducted on arms' length terms;
  - related party transactions should be tested by reference to whether they meet market standards; and
  - decisions about transactions between listed Funds and Macquarie or its affiliates should be made by parties independent of Macquarie;
- a majority of independent directors should be appointed to the boards of responsible entities of listed Funds. For these purposes, the definition of independence is consistent with the definition applied by Macquarie Bank Limited;
- funds management businesses should be resourced appropriately. In particular:
  - staff involved in managing a Fund should be dedicated to the relevant funds management business, rather than to advisory or other activities;

- all recommendations to Fund boards (and supporting information) should be prepared or reviewed by funds management staff;
- each listed Fund that invests in operating assets or businesses should have its own managing director or chief executive officer; and
- Chinese Walls operate to separate Macquarie's corporate finance, advisory and equity capital markets business from its funds management businesses.

The Macquarie Board exercises oversight of the funds management activities of the Macquarie Group through the following:

- requiring all funds management subsidiaries to adopt and maintain a risk management framework and principles similar to that employed by Macquarie;
- requiring Board approval for all new Funds that:
  - are listed or to be listed within 12 months of their establishment;
  - exceed specified monetary thresholds in size;
  - invest in operating businesses or assets in certain specified industries;
- receiving and reviewing appropriate information from the funds management subsidiaries relating to their operations.

While Macquarie exercises general oversight of its funds management subsidiaries as set out above, decision making relating to transactions by Funds are made by the directors of the responsible entities of, and companies within, the Funds. Where a Fund acquires an interest in another company, the board of the underlying company is responsible for decisions relating to that company's business and operations.

This concise financial report has been derived from the full financial report for the financial year ended 31 March 2007. The full financial report and independent audit report will be sent to members on request, free of charge. Please call (61 2) 8232 3333 and a copy will be forwarded to you. Alternatively, you may access the full financial report, the independent audit report and the concise financial report via the internet at: http://www.macquarie.com.au.

The concise financial report cannot be expected to provide as full an understanding of the income statement, balance sheet and financing and investing activities of Macquarie Bank Limited and its controlled entities as the full financial report.

In accordance with a resolution of the Voting Directors ("the Directors") of Macquarie Bank Limited ("the Bank"), the Directors submit herewith the balance sheet as at 31 March 2007 and the income statement and the cash flow statements of the Bank and the entities it controlled at the end of, and during, the financial year ended on that date and report as follows:

Directors
At the date of this report, the Directors of the Bank are:

Non-Executive Directors:
D.S. Clarke, AO, Chairman*
M.R.G. Johnson, Deputy Chairman**

Executive Directors:
A.E. Moss, AO, Managing Director and Chief Executive Officer
L.G. Cox, AO

Independent Directors***:
J.G. Allpass
P.M. Kirby
C.B. Livingstone
H.K. McCann, AM
J.R. Niland, AC
H.M. Nugent, AO

* Mr Clarke retired from the role of Executive Chairman effective 31 March 2007 and remains on the Board as Non-Executive Chairman.

** Mr Johnson retired from his executive responsibilities at the Bank effective 31 March 2007 and remains on the Board as Non-Executive Deputy Chairman until the Bank's 2007 Annual General Meeting.

*** In accordance with the Bank's definition of independence (as set out in the Corporate Governance Statement contained in the 2007 Annual Review).

The above Directors each held office as a Director of the Bank throughout the financial year ended 31 March 2007. Mr B.R. Martin was an Independent Director from the beginning of the financial year until his retirement on 20 July 2006.

Those Directors listed as Independent Directors have been independent throughout the financial year ended 31 March 2007.

Details of the qualifications, experience and special responsibilities of the Directors and qualifications and experience of the Company Secretaries at the date of this report are set out in the Directors' Report Schedule 1 following this report.

Directors' meetings
The number of meetings of the Board of Directors ("the Board") and meetings of Committees of the Board, and the number of meetings attended by each of the Directors of the Bank during the financial year is summarised in the tables below:

	Monthly Board meetings		**Special Board meetings***	
Board meetings	Eligible to attend	Attended	Eligible to attend	Attended
D.S. Clarke	12	12	13	13
A.E. Moss	12	12	13	13
M.R.G. Johnson	12	12	13	11
L.G. Cox	12	12	13	11
J.G. Allpass	12	12	13	13
P.M. Kirby	12	12	13	10
C.B. Livingstone	12	12	13	9
B.R. Martin^	3	3	4	4
H.K. McCann	12	12	13	12
J.R. Niland	12	12	13	13
H.M. Nugent	12	12	13	12

^ Mr Martin retired as a Director on 20 July 2006.

* A majority of these meetings were called at short notice and all instances of non-attendance were due to prior commitments including being overseas at the time.

Board committee meetings

	Board Audit and Compliance Committee		Board Corporate Governance Committee		Board Nominating Committee		Board Remuneration Committee		Board Risk Committee	
	Eligible to attend	Attended	Eligible to attend	Attended	Eligible to attend	Attended	Eligible to attend	Attended	Eligible to attend	Attended
D.S. Clarke	—	—	—	—	3	3	6	6	4	4
A.E. Moss	—	—	—	—	—	—	—	—	4	4
M.R.G. Johnson	—	—	7	6	—	—	—	—	4	3
L.G. Cox	—	—	—	—	—	—	—	—	4	4
J.G. Allpass	7	7	—	—	—	—	6	6	4	4
P.M. Kirby	—	—	—	—	—	—	6	6	4	4
C.B. Livingstone	7	7	—	—	1	1	—	—	4	4
B.R. Martin^	2	2	—	—	2	2	—	—	1	1
H.K. McCann	7	6	7	7	—	—	—	—	4	4
J.R. Niland	5	5	7	7	—	—	—	—	4	4
H.M. Nugent	—	—	—	—	3	3	6	6	4	4

^ Mr Martin retired as a Director on 20 July 2006.

There was a special purpose Board Sub-Committee to conduct due diligence into the Bank's process in complying with Basel II requirements of the Australian Prudential Regulation Authority ("APRA"). The Sub-Committee comprised of Mr Allpass, Ms Livingstone and certain Bank executives. The Sub-Committee met four times during the year with all members in attendance. In addition, there was a special purpose Board Sub-Committee, comprised of Mr Clarke, Mr Moss, Mr Cox, Mr Allpass, Mr Kirby, Ms Livingstone, Dr Niland and Dr Nugent, to deal with four transactional matters. Another special purpose Board Sub-Committee, comprised of Mr Clarke, Mr Moss, Mr Kirby, Ms Livingstone and Dr Niland, met once to deal with another transactional matter.

The Independent Directors met three times during the year in the absence of the Executive Directors. All Independent Directors were in attendance at each of these meetings.

Principal activities

The principal activities of the Bank and its controlled entities during the financial year ended 31 March 2007 were those of a full service financial services provider offering a complete range of investment banking, commercial banking and retail financial services in Australia and selected financial services offshore. In the opinion of the Directors, there were no significant changes to the principal activities of the Bank and its controlled entities during the financial year under review not otherwise disclosed in this report or the full financial report.

Result

The financial report for the financial years ended 31 March 2007 and 31 March 2006, and the results herein, are prepared in accordance with Australian Accounting Standards.

The consolidated profit from ordinary activities after income tax attributable to ordinary equity holders for the financial year ended 31 March 2007 was $1,463 million (2006: $916 million).

Dividends and distributions

Subsequent to year end, the Directors have announced a final ordinary dividend of $1.90 per share franked at 100%, in relation to the financial year ended 31 March 2007. The final ordinary dividend is payable on 4 July 2007.

The Bank paid dividends and paid or provided distributions during the financial year as set out in the table below:

Security	Payment date	Payment type	$	In respect of financial year ended/period	
Ordinary shares	5 July 2006	Final	290,550,461	31 March 2006	Paid
	15 December 2006	Interim	312,104,061	31 March 2007	Paid
Macquarie Income Securities	18 April 2006	Periodic	7,390,247	16 January 2006 to 17 April 2006	Paid
	17 July 2006	Periodic	7,318,361	18 April 2006 to 16 July 2006	Paid
	16 October 2006	Periodic	7,788,611	17 July 2006 to 15 October 2006	Paid
	15 January 2007	Periodic	7,968,109	16 October 2006 to 14 January 2007	Paid
	16 April 2007	Periodic	6,698,631	15 January 2007 to 31 March 2007	Provided
Macquarie Income Preferred Securities	18 April 2006	Periodic	25,995,893	15 October 2005 to 17 April 2006	Paid
	16 October 2006	Periodic	26,717,865	18 April 2006 to 15 October 2006	Paid
	16 April 2007	Periodic	24,117,637	16 October 2006 to 31 March 2007	Provided

No other dividends or distributions were declared or paid during the financial year.

State of affairs

In the opinion of the Directors, there were no significant changes in the state of affairs of the Bank and its controlled entities that occurred during the financial year under review not otherwise disclosed in this report or the full financial report.

Review of operations and financial position

Review of operations and financial result

The consolidated after-tax profit attributable to ordinary equity holders of the Macquarie Bank Group ("the economic entity") for the year ended 31 March 2007 was $1,463 million, an increase of 60 per cent from $916 million in the previous year.

Earnings per share were $5.92, an increase of 48 per cent from $4.00 in the prior year.

Total operating income for the year ended 31 March 2007 was $7.2 billion, an increase of 49 per cent on the prior year. International income increased by 70 per cent to $3.5 billion and accounted for 55 per cent of total operating income (a) for the year.

The year was characterised by a number of assets realisations, which was the predominant driver of operating income growth. Trading, fee and commission, and interest income were all up on the previous year.

Total operating expenses for the year to 31 March 2007 were $5.3 billion, 48 per cent up on the prior year.

The effective tax rate for the year of 20.5% was lower than the prior year as a result of income tax rate differentials arising from income generated offshore.

Additional information, including discussion and analysis relating to each of the Bank's operating Groups' performance, is set out in the Chairman's and Managing Director's Report on pages 6–30 of the Bank's 2007 Annual Review.

Financial position

Macquarie's policy is to hold a level of capital that can be efficiently used in day-to-day activities while ensuring the existence of a sufficient buffer for growth over the medium term, and the ability to take advantage of opportunities as they arise.

The Tier 1 Capital ratio of 15.0 per cent at 31 March 2007 maintains a buffer in excess of the Group's minimum acceptable ratios. Tier 1 Capital before deductions increased by $2,451 million over the year due to organic growth through retained earnings, shares created through the exercise of employee options and the $700 million capital raising which have further increased the proportion of Macquarie Income Preferred Securities able to be classified as Tier 1 capital. Tier 1 deductions increased from $1,216 million to $1,327 million over the year due to the timing of asset acquisitions and disposals. As a result, net Tier 1 Capital grew by 66 per cent over this period to $5,896 million with a 37 per cent growth in risk-weighted assets over the period, resulting in an increase in the Tier 1 ratio.

(a) Operating income for the purposes of international income excludes earnings on capital and is after costs directly attributable to earning the income, including fee and commission expenses.

Events subsequent to balance date
At the date of this report, the Directors are not aware of any matter or circumstance which has arisen that has significantly affected or may significantly affect the operations of the Bank and its controlled entities, the results of those operations or the state of affairs of the Bank and its controlled entities in the financial years subsequent to 31 March 2007 not otherwise disclosed in this report.

Likely developments in operations and expected outcomes
Potential Restructuring
The Bank announced in July 2006 that it is examining a corporate restructure to create a non-operating holding company which would operate banking and non-banking businesses. Further information on this proposal is contained in the Chairman's and Managing Director's Report on page 11.

Outlook
The Bank has had a very good start to the new financial year commencing April 2007 and expects continued growth, with strong IPO and mergers and acquisitions activity and good growth in specialist funds. We expect the trading businesses to benefit from geographic and product expansion and from continued good equity broking volumes.

The Bank expects to maintain leading market positions in Australia and focused positions in international markets. International income will continue to make an increasingly important contribution.

We expect to benefit from recent staff growth and expect this growth to continue, supporting our international expansion.

Swing factors will include the performance of specialist funds, asset realisations and general market conditions.

The outlook for each of the Bank's operating Groups are documented on pages 12–25 of the Bank's 2007 Annual Review.

Medium term outlook
Macquarie's global reach has increased very significantly with strong increases in both domestic and international market shares Over the medium term the Bank continues to be well placed due to committed quality staff, good businesses, the benefits gained from major strategic growth initiatives, effective prudential controls, continued strong global investor demand for quality assets and growth in the capital base. If market conditions do not deteriorate materially, the Bank expects continued good growth in revenue and earnings across most businesses, especially the international businesses.

Overview

Notes on preparation

Financial information is used extensively in this Report.

Where trend information is presented, it should be recognised that accounting standards and practices have changed over time. In particular, note that throughout this Remuneration Report:

- financial information for the Bank relating to the years ended 31 March 2006 and 31 March 2007 has been presented in accordance with Australian Equivalents to International Financial Reporting Standards ("AIFRS");
- financial information for the Bank relating to the year ended 31 March 2005 has been restated in accordance with AIFRS, with the exception of *AASB 132: Financial Instruments: Presentation* and *AASB 139: Financial Instruments: Recognition and Measurement*, which became effective from 1 April 2005; and
- financial information for the Bank relating to earlier periods has not been restated in accordance with AIFRS, and is therefore presented in accordance with the Australian Accounting Standards prevailing at the time.

Financial information relating to other organisations has been included throughout this Report for comparative purposes. Where possible, adjustments have been made to this information to make it more comparable to Macquarie's data. However, differences will remain due to different accounting practices that are impossible to identify and/or adjust for.

1 Remuneration framework and objectives

1.1 Creating shareholder wealth

With only incremental variations, Macquarie Bank's executive remuneration approach has been in place since the Bank was founded in 1985.

During that time, the nature of the Bank's activities has changed markedly, most notably with the significant international expansion of the past four years. Nonetheless, the remuneration approach and policies have stood the test of time and remain a significant factor in driving the Bank's performance.

In examining the Bank's remuneration approach, the Board of Directors' overarching goal is to drive shareholder returns over the short and longer term. It does this by focusing on two main objectives.

The first objective is to **align the interests of staff and shareholders**. The Bank aims to achieve this objective by motivating staff through its remuneration policy to:

- increase the Bank's net profit after tax; and
- sustain a high relative return on ordinary equity.

Growing net profit after tax and sustaining a high return on ordinary equity are fundamental drivers of total shareholder returns. These twin objectives motivate staff to expand existing businesses and establish promising new activities.

The second objective is to **attract and retain high quality staff.** The Bank aims to achieve this by offering a competitive performance-driven remuneration package that encourages both long-term commitment and superior performance.

The Bank's financial performance reflects the outstanding efforts of its staff. The Board believes that this result is largely attributable to the Bank's remuneration arrangements, which have been carefully designed around certain principles which support the above remuneration objectives (refer section 1.3 below). These remuneration arrangements promote a long term commitment from staff and ensure that generation of superior returns for shareholders results in superior rewards for staff.

Shareholders have benefited from these stellar results. In the period since listing (29 July 1996) to 31 March 2007, the Bank's total return to shareholders has been better than any other company in the ASX Top 50 at the time the Bank listed its shares on the Australian Stock Exchange ("ASX"). A shareholder who invested $1,000 in the Bank on listing in 1996 and re-invested dividends would have had an investment worth $19,136 as at 31 March 2007. The Bank's Total Shareholder Return (TSR) has therefore been 1,814%. Staff do well when shareholders do well.

The graph below demonstrates the extent to which the Bank's TSR, since listing, has outperformed the All Ordinaries Accumulation Index.

Macquarie Bank total shareholder return versus the All Ordinaries Accumulation Index



Macquarie Bank total shareholder return
All Ordinaries Accumulation Index[1]
2000
1800
1600
1400
1200
1000
800
600
400
200
0
Sept 1996
Mar 1997
Sept 1997
Mar 1998
Sept 1998
Mar 1999
Sept 1999
Mar 2000
Sept 2000
Mar 2001
Sept 2001
Mar 2002
Sept 2002
Mar 2003
Sept 2003
Mar 2004
Sept 2004
Mar 2005
Sept 2005
Mar 2006
Sept 2007
Mar 2007

Indexed to 100 on 29 July 1996

1 Based on the S&P/ASX500 Accumulation Index from 31 March 2000, prior to this based on the All Ordinaries Accumulation Index.

This Remuneration Report ("Report") has been prepared to provide shareholders with an understanding of:

- the competitive remuneration environment within which the Bank operates, particularly as it continues to grow internationally and increasingly competes for staff with global investment banks and private equity firms (section 1.2);
- the Bank's remuneration objectives and principles, including how these have been incorporated into the design of the Bank's executive remuneration arrangements and how successful the Bank has been as a consequence (sections 1.3 and 1.4);
- the remuneration governance framework that is applied to remuneration decisions (section 1.5) and the results of the most recent independent executive remuneration review considered as an input to the review process (section 1.6);
- the detailed remuneration arrangements that apply to Executive Directors (section 2) and Non-Executive Directors (section 3); and
- the remuneration, shareholdings and optionholdings of the Bank's Key Management Personnel and other related party transactions (section 4).

The Board recognises that this is a long and complex Report. This reflects the length and complexity of the relevant disclosure requirements as well as the Bank's recognition of the interest that has been expressed by various stakeholders in understanding the Bank's remuneration arrangements.

Taking into account feedback received in relation to the 2006 Annual General Meeting, the Bank has made some changes to this Remuneration Report to better communicate some aspects of its remuneration policy and arrangements.

1.2 The remuneration environment

The Board considers that the Bank's consistently strong performance over time is attributable to its staff's outstanding efforts.

As at 31 March 2007 Macquarie had 10,023 staff, including 20.7 per cent of "Director level" staff: being Executive Directors, Division Directors and Associate Directors.

Composition of staff: 31 March 2007

Executive Directors*	249	2,076 Director level staff (20.7 per cent)
Division Directors	600	
Associate Directors	1,227	
Other Staff	7,947	
Total Staff	10,023	

* Including 13 Executive Committee members and/or Executive Voting Directors.

This Report focuses primarily on the remuneration arrangements applicable to the Bank's most senior executives, being the Executive Directors, with a particular focus on the remuneration of the 13 Executive Committee Members and Executive Voting Directors as at 31 March 2007 (referred to collectively in this Report as "Executive Key Management Personnel"). Information has also been included on the broader remuneration arrangements that apply to other staff.

Remuneration and other related disclosures for the Executive Key Management Personnel are provided in section 4.

The Bank is critically dependent on its staff for its ongoing performance and hence its returns to shareholders. Like many professional services organisations, without their skill and experience, performance and returns to shareholders would suffer. This has always been the case. However, the challenges have become even more acute as the Bank has expanded internationally and increasingly competes for staff in the world's major financial centres.

International expansion has been a key driver of growth. 55 per cent of the Bank's income (excluding earnings on capital and after costs, including fee and commission expenses, directly attributable to earning the income), is now generated from clients and activities outside Australia, up from 48 per cent the year before. The following chart demonstrates the growth in the Bank's income, highlighting the increasing proportion of income derived from the Bank's international activities. Over the last five years, international income has grown at a compound annual growth rate of 55 per cent.

Total operating income*
$ million
International ◻ Domestic ◻



3500
3000
2500
2000
1500
1000
500
0
2002
2003
2004
2005
2006
2007

* Excludes earnings on capital and is after directly attributable costs including fee and commission expenses.

This international growth is also reflected in the Bank's mix of staff, with 3,501, or 34.9 per cent of the Bank's employees based outside Australia at 31 March 2007. This has increased from 688, being 14.5 per cent of the total as at 31 March 2002, representing a compound annual growth rate of 38.5 per cent over the last five years. Many Australian-based staff also support the Bank's international activities, directly or indirectly.

The following chart demonstrates how offshore Director level staff numbers have grown over time, with more than one-third of Director level staff now located outside Australia.

Headcount – Director level staff (as at 31 March)
International ■ Domestic □



1400
1200
1000
800
600
400
200
0
2002
2003
2004
2005
2006
2007

Because of this rapid international expansion, individual staff remuneration must be broadly in line with that of the Bank's competitors, notably investment banks and private equity firms, based in major financial centres such as New York and London.

The overall remuneration levels for the Bank's senior staff are high relative to most other companies listed on the Australian Stock Exchange. However, the reality of operating a global investment bank from Australia is that the overall compensation for the Bank's senior staff must be internationally competitive. Losing valued staff for compensation reasons is not in the Bank's or shareholders' interests.

While the Bank recognises that remuneration is not the sole consideration in motivating staff, it is an important factor and total compensation cannot be significantly out of step with competitors' compensation. Investment banks have always been in direct competition for staff. Continuing industry growth has created a "talent gap" such that competition for staff is particularly strong. In addition, the Bank's globally acknowledged expertise in specific areas such as infrastructure has made the Bank's staff attractive to competitors.

At the same time, investment banks are under growing pressure from private equity firms, which are increasingly attempting to recruit investment banking staff. Private equity firms are able to offer their staff highly attractive remuneration packages and opportunities. In most cases these firms are not subject to the disclosure requirements that apply to listed entities like the Bank. Private equity firms provide staff with significant opportunities to earn high levels of remuneration under carried interest arrangements which can be more lucrative than the rewards offered by investment banks.

The growing competitive pressures for staff have affected the Bank. The Bank has been subject to higher voluntary Director level turnover over the last year, with notable increases internationally, particularly in the Americas and Asia, reflecting these growing competitive pressures. As noted in section 1.4.2 below, the Bank's overall voluntary turnover for Director level staff remains relatively low at approximately 7 per cent for the year ended 31 March 2007, but this has increased from less than 5 per cent the previous year. However, Director level turnover is up to double this Bank-wide average in the key international regions in which the Bank operates.

1.3 Application of remuneration principles

Section 1.1 above sets out the two objectives that underpin the Bank's goal of driving shareholder returns over the short and longer term as follows, namely to align the interests of staff and shareholders and to attract and retain high quality staff.

The Bank ensures that its approach to remuneration supports the achievement of these objectives by building its remuneration arrangements around six key principles:

1. To ensure that a significant amount of remuneration is at risk and solely dependent on performance.
2. To appropriately motivate staff to focus on shareholder value creation by linking the profit share pool to the key drivers of shareholder returns, namely the Bank's profitability and return on ordinary equity in excess of the cost of capital.
3. To provide for staff equity purchases or option participation that create identification with shareholder interests.
4. To provide retention and deferral arrangements that encourage a long-term commitment to the Bank and hence to shareholders.
5. To provide remuneration arrangements that are competitive on a global basis with the Bank's peers.
6. To provide consistency over time to ensure staff have the confidence that efforts over multiple years will be rewarded.

This section outlines how these six key principles are incorporated in the design of the Bank's executive remuneration arrangements, which are explained in detail in section 2.

Principle 1
To ensure that a significant amount of remuneration is at risk and solely dependent on performance.

This principle is incorporated in the remuneration system through the following features:

– the levels of fixed remuneration for senior executives are relatively low compared to similar roles in non-investment banking companies; and
– profit share allocations and option grants to individual members of staff:
  – provide substantial incentives for superior performance, but low or no participation for less satisfactory outcomes;
  – are highly variable, as a result; and
  – can comprise a high proportion of total remuneration in the case of superior performance.

Principle 2
To appropriately motivate staff to focus on shareholder value creation by linking the profit share pool to the key drivers of shareholder returns, namely the Bank's profitability and return on ordinary equity in excess of the cost of capital.

This principle is incorporated in the remuneration system through the following features:

— the overall profit share pool is determined as a function of net profit after tax and excess return on equity;
— the allocation of the pool to individual businesses is based primarily on relative contribution to profits, taking into account capital usage; and
— subsequent allocations to individuals are determined by individual performance and contribution over the year, based primarily on outcomes contributing to net profit after tax and return on ordinary equity.

Principle 3
To provide for staff equity purchases or option participation that creates identification with shareholder interests.

This principle is incorporated in the remuneration system through the following features:

— executive Directors are required to hold the equivalent of 5% (being the deemed after-tax equivalent of 10%) of their annual profit share allocations over the last five years, or 10 years in the case of Executive Committee members, in shares which cannot be hedged;
— options with performance hurdles are used, providing Executive Directors with an incentive to maximise the share price and return on ordinary equity; and
— various staff share plans are available to encourage broader staff equity participation.

Principle 4
To provide retention and deferral arrangements that encourage a long-term commitment to the Bank and hence to shareholders.

This principle is incorporated in the remuneration system through the following features:

— the following profit share retention arrangements exist for Executive Directors:
  - 20% of the annual pre-tax profit share allocation is withheld by the Bank (subject to a cap determined as twice their average annual remuneration, excluding options, over the last 5 years, or three times the average in the case of Executive Committee members);
  - 5 per cent (being the deemed after-tax equivalent of 10 per cent pre-tax) of annual profit share allocations over the last 5 years, or 10 years in the case of Executive Committee members, must be held as unhedged Macquarie Bank shares;
  - retained amounts withheld do not start to vest until 5 years, and then vest progressively between 5 and 10 years of service;
  - retained amounts are notionally invested in Macquarie funds, partially or wholly, depending on the Executive Director's responsibilities;
  - the vested amounts are paid out at 10 years, or earlier, subject to the following point on forfeiture, if the Executive Director ceases employment with the Bank; and
  - the retained amounts are subject to forfeiture for a disqualifying event including dishonesty, breach of duty, joining a competitor or taking a team to a competitor;

— retention provisions also apply to profit share payments made to staff who are not Executive Directors such that highly paid staff have material amounts retained for between two and four years; and
— time-based vesting rules apply to options such that options vest progressively in three equal tranches between two and four years, with an average vesting period of three years.

The following diagram summarises the way that the vesting profiles of options and profit share retention interact for Executive Directors:

	Initial Allocation	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
Options granted on promotion to Executive Director			One-third vests* ↓	One-third vests* ↓	One-third vests* ↓						
Directors' Profit Share Entitlement						One-sixth vests but not paid out ↓	One-sixth vests but not paid out ↓	One-sixth vests but not paid out ↓	One-sixth vests but not paid out ↓	One-sixth vests but not paid out ↓	One-sixth vests and retained amount paid out ↓

* Vesting of options is also subject to satisfaction of the relevant performance hurdle.

If an Executive Director leaves prior to the end of the ten year period then any vested retained amounts may be paid out earlier subject to a determination as to whether any disqualifying events have occurred (refer section 2.3.4).

The following table sets out the 2007 average short-term versus long-term split of remuneration for the Executive Key Management Personnel, excluding the three individuals ceasing executive duties at the end of the year (who will not be granted 2007 options and to whom the minimum shareholding guidelines applicable to Executive Directors no longer apply):

2007 Composition of Remuneration: Short-term vs Long-term

	%	
Fixed remuneration	3.1	65.7 Short-term
Directors' Profit Share – upfront*	62.6	
Directors' Profit Share – retained	17.8	34.3 Long-term
Minimum shareholding requirement*	8.9	
Options*	7.6	
Total	100.0	

* For the purpose of this table:

- earnings on prior year restricted profit share, which is explained in section 4.2, are excluded;
- it is assumed that additional shares are required to be purchased to meet the minimum shareholding requirement – these are netted against upfront Directors' Profit Share on a pre-tax basis, assuming that the top marginal rate of tax of 46.5 per cent (including Medicare levy) applies; and
- proposed 2007 options grants are valued based on an estimate of what their fair value would have been had they been granted on 31 March 2007 with an exercise price equal to the closing share price on 31 March 2007, applying the same methodology as outlined in section 4.4 below.

Principle 5

To provide remuneration arrangements that are competitive on a global basis with the Bank's peers.

As discussed in section 1.2 above, the competitive environment has intensified, with investment banks and private equity firms increasingly competing with one another for staff. The growth in the Bank's international activities has further exposed the Bank to this competition for staff.

To assist with assessing the competitiveness of remuneration levels, the Board Remuneration Committee, on behalf of the Independent Directors of the Bank, regularly commissions a report by a US office of Towers Perrin, which has expertise in compensation design for financial services firms. Such a report was commissioned in 2007. Towers Perrin's most recent findings are included at section 1.6 of this report.

One of the benchmarks used by Towers Perrin, and investment banks more generally, to assess overall remuneration is the organisation's compensation expense to income ratio ("compensation ratio").

Macquarie's compensation ratio is compared with that of a group of international investment banking competitors in the chart below:

2006/2007 Compensation expenses as a percentage of net income
based on most recent statutory accounts/filings
%


80
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60
50
40
30
20
10
0
Macquarie
Major international investment banking competitors

Competitors comprise Babcock & Brown, Bear Stearns, Credit Suisse (Investment Banking segment), Deutsche Bank, Goldman Sachs, Lehman Brothers, Merrill Lynch, Morgan Stanley, and UBS (Investment Bank segment). Competitors have been presented in the same order throughout this Report, although this is not necessarily the order in which they are alphabetically footnoted.

Data in the above chart has been calculated by the Bank. This analysis is based on the Bank's revised income statement presentation. This presentation accords more closely with the presentation approach adopted by most of the Bank's international investment banking competitors. Adjustments have been made in preparing the above chart where considered to be appropriate. However, there is no way to fully ensure that the information is consistent.

This chart shows that the Bank's remuneration is within the same broad range as the competitor group. Over time, this has also been the case. This demonstrates that the Bank's remuneration policies, including the approach to determining profit share, operate in a manner which yields remuneration outcomes in line with the Bank's global competitors.

While the compensation ratio effectively adjusts for differences in size between organisations, it is not a perfect measure to use in assessing compensation levels because it does not take into account factors such as:

- the impact of differences in the business mix between comparator organisations;
- performance differences between organisations, including such factors as capital usage and quality of earnings;
- different accounting practices used by comparator organisations; and
- differences in outsourcing approaches.

The compensation ratio should therefore be treated as a guide.

The Board believes that Macquarie's position within the range of competitor outcomes is appropriate given the following:

- the Bank has a different business mix compared with the competitor group, for example the specialist funds management businesses; and
- the Bank's performance has been superior to its competitors over time:
  - its net profit after tax attributable to ordinary equityholders has grown at a compound average growth rate of 28.7 per cent over the last ten years, higher than that of its competitors (refer "Net Profit After Tax 10 Year Compound Annual Growth Rate" chart in section 1.4.1);
  - its return on ordinary equity has been at or close to the top of the competitor group over several different timeframes as presented in the Return on Equity table in section 1.4.1, reflecting the Bank's effective capital usage; and
  - its total shareholder return of 1,814% since listing is higher than the competitor group (refer "Total Shareholder Return since July 1996" chart in section 1.4.1).

Principle 6

To provide consistency over time to ensure staff have the confidence that efforts over multiple years will be rewarded.

Many initiatives on which staff work can take a long time—sometimes years—to come to fruition. Because the Bank's remuneration system is outcomes driven, profit share allocations for transactions and business development activities that are "in progress" are low. Staff must, therefore, have confidence that when a transaction is completed potentially some years later, the remuneration system will recognise successful outcomes in the way they anticipated at the outset of the transaction. This requires consistency in the remuneration approach over time.

The Bank has been successful over a long period in building new businesses. The long-term view in building these businesses reflects staff confidence in the remuneration approach.

Such consistency has been achieved by incremental change, without the need for dramatic adjustments to remuneration policies in any one year.

1.4 Success in achieving remuneration objectives

This section provides an assessment of the success of the Bank's remuneration approach in achieving each of the two remuneration objectives:

- aligning the interests of staff and shareholders, and
- attracting and retaining high quality staff.

1.4.1 Aligning the interests of staff and shareholders

The Board considers that the remuneration approach and its consistency over time have been significant factors in maximising the Bank's growth in earnings and its return on equity. This has, in turn, driven total returns to shareholders. The success of the Bank's remuneration approach in fulfilling the objective of aligning the interests of staff and shareholders should be assessed against the three critical benchmarks of:

- earnings;
- return on equity; and
- total returns to shareholders.

Year-on-year performance over the past five years has been as follows:

	2003	2004	2005	2006	**2007**
Earnings					
Net profit after tax attributable to ordinary equityholders ($ millions)	333	494	812	916	**1,463**
Basic Earnings per Share (cents per share)	164.8	233.0	369.6	400.3	**591.6**
Return on equity					
Return on average ordinary shareholders' funds	18.0%	22.3%	29.8%	26.0%	**28.1%**
Total returns to shareholders					
Dividend – interim and final (cents per share)	93	122	161	215	**315**
Dividend – special (cents per share)	50	–	40	–	–
Share price at 31 March ($)	24.70	35.80	48.03	64.68	**82.75**
Annual Total Shareholder Return	(23.1%)	52.8%	39.0%	40.2%	**32.6%**

The Bank's performance is also impressive when measured over longer periods of time. The Bank's performance on these same measures over five years and ten years are summarised in the table below:

				Increase over:	
	1997	2002	**2007**	5 years	10 years
Earnings					
Net profit after tax attributable to ordinary equityholders ($ millions)	117	250	**1,463**	485%	1,150%
Basic Earnings per Share (cents per share)	74.9	132.8	**591.6**	345%	690%
Return on equity					
Return on average ordinary shareholders' funds	25.5%	18.7%	**28.1%**		
Total returns to shareholders					
Dividend – interim and final (cents per share)	43	93	**315**	239%	633%
Share price at 31 March ($)	8.50	33.26	**82.75**	149%	874%
5 Year Total Shareholder Return			**203.7%**		
10 Year Total Shareholder Return			**1,331.6%**		

Over the last year, executive remuneration has increased broadly in line with the growth in key financial performance measures, demonstrating the way the executive remuneration arrangements operate such that shareholders and staff have shared in the Bank's success:

	2006	**2007**	Increase
Performance Measures			
Net profit after tax attributable to ordinary equityholders ($ millions)	916	**1,463**	60%
Basic Earnings per Share (cents per share)	400.3	**591.6**	48%
Return on average ordinary shareholders' funds	26.0%	**28.1%**	
Executive Compensation			
Remuneration – Executive Key Management Personnel* ($ millions)	137.2	**207.1**	51%
Remuneration excluding earnings on restricted profit share – Executive Key Management Personnel* ($ millions)	134.8	**193.3**	43%
Total Compensation Expense** ($ millions)	2,286	**3,579**	57%

* Refer Section 4.2 below

** Refer note 2 of the 2007 Financial Report

The data included above demonstrates that the Bank has clearly performed strongly on each key performance measure over time. This is further supported by the information included in the remainder of this section.

Some comparisons are made below with international investment banks and ASX-listed reference groups. Private equity comparisons might be more appropriate. However, the relevant data is not available.

Earnings

The graph below sets out the Bank's profit growth since 1997, the financial year in which it listed. The Bank's profit has grown from $117 million to $1,463 million over the intervening ten years, representing a compound annual growth rate of 28.7 per cent.

Net profit after tax attibutable to ordinary equityholders
$ million


1600
1400
1200
1000
800
600
400
200
0
Compound annual growth rate: 28.7%
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

Not only is this a particularly strong level of absolute earnings growth, it is a higher level of growth than that achieved by the Bank's international investment banking competitors, as demonstrated by the following chart:

Net profit after tax 10 year compound annual growth rate
Macquarie versus international investment banking competitors
%


35
30
25
20
15
10
5
0
Macquarie
International investment banking competitors

Competitors comprise Bear Stearns, Deutsche Bank, Goldman Sachs, Lehman Brothers, Merrill Lynch and Morgan Stanley. Competitors which have been included in comparative analysis elsewhere in this Report but which have not continuously reported results over ten years or which reported a loss ten years ago have been excluded from this chart, ie. Babcock & Brown, Credit Suisse and UBS.

Return on Equity

The Bank's Return on Equity ("ROE") performance has been strong relative to ASX 100 listed companies. As indicated in section 2.4.3.4, which describes the Bank's option performance hurdle, the Bank's three year average ROE is well in excess of the 65th percentile of the companies comprising the S&P/ASX 300 Industrials Index as well as the companies comprising the S&P/ASX 100 Index.

The Bank's ROE is required to be above the 65th percentile of companies within the S&P/ASX 100 Index to satisfy the performance hurdle on the options for members of the Bank's Executive Committee granted during the year.

The following table demonstrates that over several different timeframes, Macquarie's return on equity has also been consistently high relative to its international investment banking competitors.

	Return on Equity			
	1 Year %	3 Year Average %	5 Year Average %	10 Year Average[1] %
Macquarie	28.2	27.5	25.1	25.3
Average of Competitors	24.7	20.6	16.1	17.4
Competitor	31.9	25.5	N/A	N/A
Competitor	18.3	16.8	16.8	16.9
Competitor	26.4	19.1	9.0	10.0
Competitor	19.1	13.6	9.3	11.3
Competitor	31.9	24.4	19.9	24.9
Competitor	23.3	21.0	18.1	18.4
Competitor	21.2	17.3	15.7	17.0
Competitor	23.5	19.2	17.6	21.4
Competitor	26.2	28.4	22.1	19.4

1 Average of most recent ten years, except in cases where ten years of continuous data is not available for a competitor, in which case the longest time period for which continuous data is available for that competitor has been used.

Competitors comprise Babcock & Brown, Bear Stearns, Credit Suisse, Deutsche Bank, Goldman Sachs, Lehman Brothers, Merrill Lynch, Morgan Stanley and UBS.

Source: Underlying data from Bloomberg (except MBL 1 year ROE calculated based on 2007 data which was not released at the date of this report). Bloomberg methodology for calculating return on equity differs to the Macquarie methodology used elsewhere in the Remuneration Report. Macquarie's data above has been calculated using the Bloomberg methodology to enhance comparability of information between organisations.

The Bank is well capitalised and these strong ROE results reflect the Bank's very effective capital usage which, in combination with the high levels of earnings growth noted above, assists in driving shareholder returns.

Returns to shareholders
Section 1.1 highlighted the Bank's outstanding TSR performance since listing relative to a measure of the performance of the overall Australian market.

The Bank's relative performance is even more impressive when examined against individual companies. The following chart shows that the Bank's TSR over the period since listing has been clearly superior to that of the next best performing companies that were in the ASX Top 50 at the time the Bank listed in July 1996, as well as against the Bank's international investment banking competitors.

Total shareholder return since July 1996
MBL, other top performing ASX50 companies, international investment banking competitors
%



2000
1800
1600
1400
1200
1000
800
600
400
200
0
Macquarie
#2
#3
#4
#5
#6
#7
#8
#9
#10
ASX 50
Nine next best performing companies in the ASX 50
International Investment Banking Competitors*

* International Investment Banking Competitors comprise Bear Stearns, Credit Suisse, Deutsche Bank, Lehman Brothers, Merrill Lynch, Morgan Stanley and UBS. Competitors which have been included in comparative analysis elsewhere in this Report but which have not been continuously listed since MBL's date of listing (29 July 1996) have been excluded from this chart, ie. Babcock & Brown and Goldman Sachs.

All of these indicators suggest that Macquarie has shown superior performance over all timeframes.

1.4.2 Attracting and retaining high quality staff

Macquarie has a highly engaged workforce. Engagement at Macquarie is measured bi-annually via a bank-wide staff survey. Macquarie's most recent staff engagement survey was conducted in August/September 2006 with the assistance of ISR, a global employee research and consulting firm. Macquarie significantly outperformed relevant external norm groups in most categories, including the Global Investment Banking norm and the Global High Performance norm. Overall, engagement increased on the already strong results of the previous survey conducted in 2004.

The link between engagement and profitability is compelling with highly engaged organisations realising significant benefits in retention and performance.

The Bank's high levels of retention are reflected through its low turnover rates, with voluntary Director level turnover of approximately 7 per cent over the year ended 31 March 2007, although this has increased from less than 5 per cent in the previous year.

The tenure distribution of staff at the Director level as at 31 March 2007 is summarised in the following chart. This measure includes accumulated service at acquired companies, for example Bankers Trust Investment Bank and ING's Asian Equities business.

In spite of the Bank's rapid growth in recent years, this measure shows that, as at 31 March 2007, one-quarter of Director level staff had at least ten years service with the Bank and over 30 per cent had between five and ten years service.

Directors' tenure



Below 3 yrs 32%
10 yrs+ 25%
5 yrs-10 yrs 32%
3 yrs-5 yrs 11%

1.5 Remuneration governance

The Board of Directors has oversight of the Bank's remuneration arrangements. It has established a Board Remuneration Committee whose objective is to assist the Board with the Bank's remuneration policies and practices.

The Board Remuneration Committee currently comprises:

H.M. Nugent	Chairman	Independent Non-Executive Director
J.G. Allpass	Member	Independent Non-Executive Director
D.S. Clarke	Member	Non-Executive Chairman
P.M. Kirby	Member	Independent Non-Executive Director

The Board Remuneration Committee has a regular meeting cycle and meets more often as needed. The Board Remuneration Committee met six times over the last financial year with all members in attendance at each meeting.

The responsibilities of the Board Remuneration Committee are set out in a formal charter which is available on the Bank's website.

Board oversight of the approval framework for remuneration recommendations can be summarised as follows:

The **Independent Directors of the Board** approve the following, on the recommendation of the Board Remuneration Committee:

- all individual remuneration/profit share recommendations for members of the Executive Committee and other Executive Voting Directors (including the Chairman, in relation to the period prior to his retirement from the Executive Committee, and the Managing Director);
- all individual performance option grants to members of the Executive Committee, with the proviso that grants to Executive Voting Directors (including the Managing Director) must be approved by shareholders at the Annual General Meeting; and
- other remuneration recommendations relating to individuals or groups of individuals which are disclosed or are significant because of their sensitivity or precedent implications.

Subject to the appropriate management of conflict of interest issues, the **Board of Directors** approve the following on the recommendation of the Board Remuneration Committee:

- determination of the total option pool available for annual performance/promotion grants to staff;
- material changes to the recruitment, retention and termination policies and procedures for the Bank's senior management team (Executive Committee and other Group Heads);
- recommendations relating to the remuneration framework for the Bank, including in relation to the Bank's Non-Executive Directors;
- appropriate levels of delegated responsibility from the Bank's Board to management for remuneration-related policy and practice decisions;
- remuneration recommendations relating to Non-Executive Directors;
- the continuing use of the approach for the creation of the annual profit share pool; and
- other material changes to remuneration policies.

The **Board Remuneration Committee** approves the following matters:

- all individual remuneration/profit share recommendations for Executive Directors, other than those required to be approved by the Independent Directors of the Board as noted above;
- all individual promotion/performance options grants to staff other than those designated above;
- remuneration recommendations made outside of policy relating to individuals or groups of individuals (unless required to be approved by the Board);
- material changes to superannuation/pension arrangements; and
- changes to remuneration policies not requiring Board approval.

The Board has adopted stringent internal guidelines on declaring and dealing with conflicts of interest. These are rigidly followed by the Board Remuneration Committee.

This remuneration governance framework ensures that remuneration recommendations relating to staff at various levels of seniority must be approved at an appropriate level of authority.

Executive Committee members/ Executive Voting Directors (Executive Key Management Personnel)	Remuneration recommendations (fixed remuneration, profit share allocations and options allocations) approved by the Independent Directors of the Board, subject to shareholder approval for options grants to Executive Voting Directors.
Other Executive Directors	Remuneration recommendations (fixed remuneration, profit share allocations and options allocations) approved by the Board Remuneration Committee.
Division Directors/ Associate Directors	Remuneration recommendations approved by the Board Remuneration Committee (fixed remuneration increases and profit share allocations approved in aggregate and options allocations approved individually).
Other Staff	Remuneration recommendations (fixed remuneration and profit share) approved by the Board Remuneration Committee in aggregate.

The Board Remuneration Committee has access to senior management of the Bank and obtains the advice of external consultants on the appropriateness of remuneration packages and other employment conditions as required.

1.6 Independent remuneration reviews

In 2007, the Board Remuneration Committee, on behalf of the Independent Directors of the Bank, commissioned an independent review of Executive Director remuneration from a US office of the global remuneration consultants, Towers Perrin.

The review considered the overall approach to remuneration, the extent of alignment with shareholder interests and a comparison of individual remuneration for senior executives where relevant competitor information was available.

Findings from the review include that:

- Macquarie has used essentially the same remuneration system since the Bank was founded;
- the objectives on which Macquarie's remuneration system are built are similar to those cited in other leading global investment banks;
- Macquarie's remuneration system:
  - has assisted Macquarie's top-of-market total shareholder return, return on equity and earnings growth over the past decade;
  - has helped ensure that pay and performance are linked tightly; and
  - has several means to align executive reward and shareholder value creation;
- Macquarie's remuneration governance process is similar to that in place at Macquarie's peer US investment banks;
- Macquarie's remuneration components support its remuneration principles and are very much in line with practices at peer global investment banks, including that:
  - fixed remuneration is modest relative to total compensation, the bulk of which is delivered through variable means (annual and long-term incentives);
  - Macquarie's annual profit share is based on profit and return on equity similar to other investment banks;
  - individual profit share awards to executives are highly differentiated by individual contribution and results;
  - a portion of profit share is invested in equity and withheld for several years;
  - executives must maintain an equity stake in the company; and
  - equity-based compensation (in the form of MBL options) is used as a long-term incentive for executives;
- Macquarie's deferred profit share arrangements impose a longer vesting period than most of its international investment banking competitors;
- Macquarie uses performance hurdles on its options for Executive Directors whereas typical US practice is either to have options vest solely after the fulfilment of service requirements, or to use restricted shares which also typically vest solely based on service; and
- Macquarie's total remuneration as a percent of income or earnings before tax is in the same general range as that of peer global investment banks.

As a result of the review, and after critically evaluating the analyses and conclusions, the Independent Directors of the Board were satisfied that, for senior management, compensation was appropriate and that it was structured in a way that encouraged the overall objective of driving short and longer term shareholder returns by aligning the interests of staff with those of shareholders and by attracting and retaining high quality staff.

Following a rigorous and comprehensive review, the Independent Directors of the Board concluded that the overall remuneration approach and the basis on which the profit share pool was determined had served the Bank and its shareholders well and should be continued for the coming year.

2. Executive remuneration arrangements

2.1 Overview of executive remuneration arrangements

This section describes the remuneration structure for all Executive Directors, which includes individuals that have been disclosed in the tables in section 4, and the basis on which their remuneration is determined. These remuneration arrangements are broadly consistent with those applied to all Bank staff.

The following diagram summarises the key features of the Bank's executive remuneration arrangements, including the three key components of executive remuneration: fixed remuneration, an annual profit share allocation and option participation.

Overview of executive remuneration arrangements

	Component	Reference	Applicability	Key features
	Fixed Remuneration	Section 2.2	All staff	– Fixed remuneration can be modest when compared to similar roles in other non-investment banking organisations.
Performance-based remuneration	**Profit Share**	Section 2.3	All staff	– Bank-wide profit sharing pool is created based on after tax profits and earnings in excess of cost of capital. – Allocation of profit share is based on performance, primarily reflecting relative contributions to profits, taking into account capital usage. – For Executive Directors: - 20% is retained, with vesting on a straight line basis between years 5 and 10; - retained amounts are notionally invested in Macquarie-managed specialist funds, and sometimes also cash, depending on role. Notional investment returns thereon required to be reported as additional remuneration to the Executive Directors; and - payment of vested amounts is not made until the earlier of cessation of employment at the end of a 10 year period, with payment also subject to consideration of whether a disqualifying event has occurred (whereby even vested retained DPS may be forfeited).
Performance-based remuneration / Use of Equity	**Options**	Section 2.4.3	Director level staff	– Board approves a maximum number annually. – Allocations approved via the same process as the annual profit share allocation. – Five-year options issued for no consideration with an exercise price set at the prevailing market price, vesting in equal portions after 2, 3 and 4 years, i.e. average vesting at 3 years. – Executive Director options subject to performance hurdle based on 3 year average return on ordinary equity relative to a reference group. – Executive Directors are forbidden from hedging unvested options.
Use of Equity	**Minimum Shareholding Requirement**	Section 2.4.2	Executive Directors	– Minimum shareholding requirement imposed with reference to recent DPS history. – These shares cannot be hedged.
Use of Equity	**Share Plans**	Section 2.4.4	Eligible Australian staff	– Under the Employee Share Plan, eligible employees offered up to $1,000 of shares funded from pre-tax available profit share. – Under the Macquarie Bank Staff Share Acquisition Plan, eligible employees can apply some pre-tax available profit share to buy shares.

2.2 Fixed remuneration

Fixed remuneration takes into consideration the role and market conditions. However, fundamental to the Bank's remuneration philosophy is the principle that a significant amount of remuneration is at risk and dependent upon performance. Consequently the fixed component can be low when compared to similar roles in other non-investment banking organisations, particularly for Executive Directors. The table in section 1.3 shows that this is approximately 3 per cent of total remuneration for the average Executive Key Management Person.

2.3 Annual profit share

2.3.1 Overview

To encourage superior performance, the Bank has a profit share scheme for staff, the fundamental principles of which have applied since the Bank's inception. The size of the profit sharing pool is determined annually by reference to the Bank's after-tax profits and its earnings over and above the estimated cost of capital.

The basis on which the profit share pool is created has been stress tested under a variety of profit and return on equity scenarios which indicate that the resulting compensation ratio is likely to remain broadly within the same bounds as for major global investment banks (refer compensation ratio analysis in section 1.3), being an approximate range of 50 to 55 per cent.

Allocation of the total profit sharing pool to individuals is based on their performance and contribution over the year and is subject to an approval framework. Profit share deferral and restriction arrangements also apply.

The effect of this profit sharing mechanism is to provide substantial incentives in relation to superior profitability, but low or no participation for less satisfactory performance. For senior executives, this means that a large part of their remuneration each year is 'at risk' and performance based (although no specific individual performance conditions apply), providing significant alignment of their interests with those of shareholders.

The whole of the profit sharing provision for a financial year is charged against earnings in that year.

2.3.2 Determination

The proportion of after-tax profit and the proportion of earnings in excess of the Bank's cost of capital that are used to calculate the profit share pool are reviewed at least annually. The need for, and any subsequent changes, are reviewed by the Board Remuneration Committee. The Independent Directors of the Board make a decision based on the recommendation of the Board Remuneration Committee.

Net profit after tax and return on ordinary equity were selected as the most appropriate performance measures for the following reasons:

- they are correlated over time with total shareholder returns. This relationship has been re-affirmed recently by independent remuneration consultants, Towers Perrin, in their review of Macquarie's remuneration approach;
- a pool accrues only when results are recognised and flow to Macquarie's operating profits;
- they provide an appropriate incentive because they are elements of performance over which the executives can exercise considerable control; and
- net profit after tax and return on ordinary equity can both be substantiated using information that is disclosed in audited financial accounts, providing confidence in the integrity of the remuneration system from the perspective of both shareholders and staff.

The Independent Directors of the Board have certain discretions, as follows:

- to change the quantum of the pool to reflect external factors if deemed to be in the Bank's and shareholders' interests. Historically, the Board has made no material alteration to the quantum of the profit share pool; and
- to defer the payment of profit share amounts to a subsequent year at a Group, business or individual level where it is in the interests of the Bank and shareholders to do so. The Independent Directors of the Board have exercised their discretion in relation to deferral, including for 2005, 2006 and 2007. However, the deferred amounts are always expensed in the year in which the profits are generated.

2.3.3 Allocation

The profit sharing pool is allocated to business areas based primarily on relative contribution to profits taking into account capital usage, and then to individuals within the business areas.

Allocations to individuals are based on their performance and contribution over the year. Individual profit share allocations are primarily linked to outcomes actually achieved in the current year that contribute directly to net profit after tax and excess return on ordinary equity, the drivers that determine the total profit sharing pool and returns to shareholders.

Staff whose performance is less directly linked with such performance measures are also rewarded in line with their performance as measured on a basis that is appropriate for their role. Staff working in support areas may, for example, be rewarded on the basis of their contribution to the Bank's financial reporting or risk management processes, information systems, and so on.

The Board and management seek to ensure that remuneration for staff in prudential roles is determined in a way that preserves the independence of the function and maintains the Bank's robust risk management framework.

Arrangements are also in place to ensure that performance-based remuneration is appropriately allocated to the individuals who contributed to particular transactions. Therefore, businesses may further recognise cross-divisional contributions by allocating part of their profit share pool to certain individuals in other areas of the Bank who have contributed strongly to their success.

The Bank ensures that outstanding performance is appropriately recognised and rewarded through a number of means.

At Macquarie, performance appraisals form a key part of the process of performance measurement, goal-setting for the ensuing year and ongoing career development of staff.

All staff are required to have at least one formal appraisal session with their manager each year. Outcomes from this process comprise a key input to determinations in relation to each individual's remuneration, in particular the allocation of any performance-based remuneration in the form of profit share and, if they are of a Director level, an options grant.

In addition to remuneration, strong performance may also be rewarded through promotion. Advancement is based on merit without discrimination or bias. Advancement is not based on the length of service.

The three Director level titles are Executive Director, Division Director and Associate Director and apply Bank-wide. Appointments to these Director levels are made annually, with reference to internal expectations concerning the following:

- functional expertise and experience, including cross-divisional teamwork and client focus;
- people leadership; and
- upholding Macquarie's Goals and Values.

Decisions on profit share allocations to individual Executive Directors occur after consultation between the Managing Director and the relevant Group Head. Individual profit share allocations are approved for Executive Directors as follows:

- recommendations relating to the Chairman (for the period prior to his retirement from executive responsibilities), Managing Director, other Executive Committee members and any other Voting Executive Directors of the Bank are approved by the Independent Directors of the Board on the recommendation of the Board Remuneration Committee; and
- recommendations relating to all other Executive Directors are approved by the Board Remuneration Committee on behalf of the Board.

In approving the profit share allocations to the Managing Director and the Chairman, the Independent Directors give consideration to an annual self-assessment presented by the Managing Director and the Chairman. This self-assessment discusses their performance as demonstrated by a range of indicators including financial performance measures, strategic initiatives, staff and human relations indicators, prudential and compliance performance, reputation management and monitoring and community and social responsibility matters.

2.3.4 Retention

Profit share deferral and restriction arrangements on part of the annual profit share exist to encourage a long-term perspective and commitment from employees. It also encourages alignment with the longer term interests of shareholders. These Directors' Profit Share ("DPS") arrangements exist for the 249 staff at the Executive Director level (including all the individual executives named in the tables in section 4.2).

Changes to the DPS arrangements were approved by shareholders at the 2005 Annual General Meeting. The DPS Plan, under which retention operates on a pre-tax basis, was introduced to reduce the complexity of the retention arrangements and assist with compliance requirements in the increasing number of international jurisdictions in which the Bank now operates.

The DPS Plan remains a fundamental tool in the Bank's retention and alignment strategies, encompassing both long-term retention arrangements, as described in the remainder of this section, and minimum shareholding requirements, as described in section 2.4.2 below.

Under new DPS Plan, 20% of each Executive Director's annual gross cash incentive is withheld and is subject to restrictions.

The amounts retained under the DPS Plan begin to vest after five years of service as an Executive Director and fully vest after 10 years (refer diagram in section 1.3). Vested amounts are then released to an Executive Director at the earliest of the Executive Director ceasing employment or the end of a 10 year period.

Assuming continued employment with the Bank, a rolling 10 year retention always exists e.g. amounts retained in year 1 will be released in year 11, amounts retained in year 2 will be released in year 12, and so on.

The retained amounts are subject to forfeiture should a disqualifying event occur. An Executive Director will not be entitled to any of their Retained DPS (or any future notional income or capital growth on their Retained DPS) if the Board or the Executive Committee, in its absolute discretion, determines that the Executive has:

- committed an act of dishonesty; or
- committed a significant and wilful breach of duty that causes significant damage to the Bank; or
- left employment with the Bank to join a competitor of the group; or
- taken a team of staff to a competitor or been instrumental in causing a team to go to a competitor.

The retained amounts for Executive Directors are notionally invested over the retention period. This investment is described as "notional" because the Executive Directors do not directly hold securities in relation to this investment. However, the value of the retained amounts will vary as if these amounts were directly invested in actual securities, giving the Executive Directors an effective economic exposure to the performance of the securities.

The Executive Committee makes an annual determination as to how each Executive Director's retained DPS for that year should be notionally invested by the Bank. In making this determination, the Executive Committee takes into account the recommendations of the relevant Group Heads and applies the following general principles that were established by the Board Remuneration Committee in 2006 under a delegation from the Board:

- retained DPS for Executive Directors who are involved in the management of a particular fund (e.g. the CEO of a fund), will be 100 per cent notionally invested in the fund;
- retained DPS for Executive Directors who are involved more generally in the management of one of Macquarie's funds businesses, including certain Group Heads, will be 100 per cent notionally invested in a portfolio of funds managed by that particular business;
- retained DPS for other Executive Committee members will be 100 per cent notionally invested in a general portfolio of specialist funds managed by the Bank;
- retained DPS for Executive Directors who provide other services to particular funds businesses (e.g. advisory services), will be 100 per cent notionally invested in a portfolio of funds managed by that particular business; and
- retained DPS for all other Executive Directors will be notionally invested in a general portfolio comprising a mix of cash and equity investments in various specialist funds managed by the Bank.

Notional returns on these amounts may be paid annually to Executive Directors, and these amounts are required to be disclosed as remuneration for Key Management Personnel.

The Retained DPS arrangements described above create an additional degree of alignment for these Executive Directors. All Executive Directors have at least part of the value of their Retained DPS aligned to the performance of the Bank's specialist funds, in recognition of the significance to the Bank of these activities.

The DPS Plan replaced the DPS Trust Scheme which operated from 1998 to 2004. Under the former DPS Trust Scheme, the retention arrangements operated on a post-tax basis and Executive Directors were required to hold Bank shares within the Scheme. All balances held under the former DPS Trust Scheme are being transitioned to the DPS Plan under transition arrangements which ensure the required balances are retained.

2.4 Equity

2.4.1 Overview of the use of equity

Rationale for the equity arrangements in place

Principle 3 outlined in section 1.3 above indicated the Bank's commitment to creating alignment with shareholders by encouraging equity purchases and option participation. Section 2.4 describes the Bank's arrangements for achieving this alignment with shareholder interests through equity participation.

Use of equity, including options, is common market practice in investment banking for senior executive remuneration to ensure a strong motivation exists to increase the market value of shares. This ensures significant alignment with longer term shareholder interests.

The Bank provides options to Director level staff on the basis described in section 2.4.3 below. Options are allocated to new Directors to provide them with an immediate exposure when they join the Bank or are promoted to a new Director level. Options are also allocated annually to reward good performance.

Options perform a number of critical functions:

- they are a reward for past performance, being a key component of "at risk" annual remuneration – they are allocated each year to Director level staff in recognition of good performance;
- they provide a long-term equity incentive by encouraging Director level staff to contribute to the Bank's activities in a way that should collectively lead to share price appreciation, which is a direct benefit to shareholders; and
- they encourage retention of Director level staff over the relevant service period, with annual allocations ensuring that Directors generally have a number of unvested options at a point in time (section 1.3 above includes an illustration of the way that the option vesting arrangements interlock with the vesting profile of Retained DPS for Executive Directors to create a vesting continuum over ten years).

The Board Remuneration Committee and the Independent Directors of the Board believe that options are the most appropriate form of long-term equity incentive to reinforce alignment with shareholders' interests. Although options are dilutive if exercised, no economic cost occurs to shareholders if they are not exercised.

The appropriateness of using options has been reviewed on a number of occasions by the Independent Directors of the Board and continues to be deemed appropriate.

As noted in the Executive Remuneration review performed by the independent remuneration consultants, Towers Perrin, the option plans of most global Investment Banks do not incorporate performance hurdles. In contrast, Macquarie imposes performance hurdles on Executive Director options, as outlined in section 2.4.3.4 below.

For Executive Directors, options are used in conjunction with minimum shareholding guidelines to achieve direct alignment with shareholder interests over the long term. Under these minimum shareholding guidelines, Executive Directors are required to acquire and hold a certain number of shares determined with reference to their recent profit share history as outlined in section 2.4.2 below. This is akin to the mandatory investment of part of the annual profit share allocation into MBL shares.

In the interests of encouraging a broader level of equity participation across the Bank, other staff share plans are made available as noted in section 2.4.4 below.

Restrictions on trading
Macquarie's employees are bound by the restrictions imposed by the Trading Policy which is available on the Bank's website. These restrictions include a requirement that employees may only deal in a Macquarie Bank security during designated staff "trading windows" (which have conventionally followed the release of the Bank's interim results, final results and the Annual General Meeting).

Hedging
Executive Directors are not permitted to hedge the following interests:

- shares held in accordance with the minimum shareholding guidelines as set out in section 2.4.2 below; and
- unvested options.

Therefore, Executive Directors are only permitted to hedge the following interests:

- shares held in excess of the number required to meet minimum shareholdings guidelines; and
- options which have previously vested because the minimum service period and relevant performance hurdles, as described in section 2.4.3 below, have been satisfied.

To the extent that any such permitted hedging activity is undertaken, the transaction must be entered into with Macquarie and notified to the Bank's Compliance function.

In accordance with the Bank's Trading Policy, Executive Directors are required to conduct any trading or hedging activities in a Macquarie Bank Security through the Bank, allowing appropriate monitoring of these arrangements. Such activities are also governed by the Bank's Trading Policy in relation to the requirement to trade within designated trading windows.

Disclosures
Equity holdings of the Bank's Key Management Personnel are disclosed in sections 4.4 and 4.5 below, in relation to options and share respectively. Section 4.7 discloses hedging transactions entered into by Key Management Personnel as permitted under these rules.

2.4.2 Shareholding requirements
Section 2.3.4 above summarised the operation of the DPS Plan in relation to the requirement for a portion of each Executive Director's DPS allocation to be withheld subject to restrictions.

The DPS Plan also imposes on Executive Directors a requirement to hold MBL shares equivalent to the aggregate of 5 per cent (being the deemed after-tax equivalent of 10 per cent) of their annual gross DPS allocation for the past 5 years (for the wider Executive Director population) or 10 years (for Executive Committee members).

These requirements are being phased in and apply from the 2004 DPS allocation (or for new Executive Directors from their first DPS year) such that it is a requirement, once fully transitioned, to hold a rolling 5 or 10 year investment in shares, as applicable.

The shares held under this requirement provide a direct alignment of the interests of Executive Directors with that of shareholders.

As noted above, these shares cannot be hedged.

2.4.3 Options
2.4.3.1 Option terms
The plan
The Bank has had an Employee Option Plan ("the Plan") in place since 1995 with only minor amendments to the Plan rules being made over that time. Staff eligible to participate are those at Associate Director level and above. At 31 March 2007, there were 2,099 (2006: 1,825) participants in the Plan.

Key terms including vesting rules
Five year options over fully paid unissued ordinary shares in the Bank are issued under the Plan for no consideration and are granted with an exercise price set at the prevailing market price. Options vest progressively over time, with similar rules applying to new starters and existing employees as follows:

- for new starters, options vest in three tranches as to one third of each grant after the second, third and fourth anniversaries of the date of commencement of employment; and
- for existing employees, options vest in three tranches as to one third of each grant on 1 July two, three and four years after the allocation of the options.

In other words, the average option vesting period is three years.

However, vested options can only be exercised by Executive Directors if the relevant performance condition is also satisfied.

The fact that Macquarie only issues options with an exercise price set at the prevailing market price means that increased shareholder wealth is required for options to have any value to the executive. Therefore, unlike other arrangements such as performance rights/shares, options are only valuable if the share price rises above the prevailing market price at the time of the grant. Over and above the performance hurdles, the exercise price, therefore, acts as an embedded share price hurdle (being the price which must be paid to exercise the option).

Hedging
As noted above, Executive Directors are not permitted to undertake any action that is designed to minimise the equity risk in relation to their unvested employee option holdings.

2.4.3.2 Determination
The Board approves the maximum number of options to be allocated each year as part of the annual remuneration review process. This determination has regard to the limits on the number of options that may be on issue at any point in time and the Bank's overall remuneration policies.

While the overall level of options on issue may seem high relative to some other ASX listed companies, the Bank's options as a proportion of its capital relative to its global competitors in the investment banking industry is not high.

2006/2007 Options/shares under equity plans as a percentage of overall diluted capital
Based on most recent statutory accounts, public filings
%



40
35
30
25
20
15
10
5
0
Macquarie
Major international investment banking competitors*

* Comprising Babcock & Brown, Bear Stearns, Credit Suisse, Deutsche Bank, Goldman Sachs, Lehman Brothers, Merrill Lynch, Morgan Stanley and UBS.

The above chart measures the number of outstanding shares, options, or other equity instruments issued under a company's equity plan, expressed as a percentage of the diluted number of total shares outstanding.

The Bank's policy is based on encouraging alignment by providing options to a very broad group of the Bank's senior staff, rather than confining grants to a small senior executive group. As indicated above, options outstanding are spread across 2,099 participants.

2.4.3.3 Allocation
Once the Board has approved the annual maximum number of options to be granted, the majority of these options are allocated to individual executives in broadly the same manner as annual cash incentives (i.e. allocated on the basis of current year performance).

In other words, because the annual cash incentive is performance and outcomes driven, the annual options grant is also outcomes and performance based and related to performance in the year of allocation.

Options are also allocated to staff on promotion to the various Director levels identified in section 1.2 and to new recruits at each of these Director levels, with the number allocated depending on the Director level.

Option allocations reflect those individuals' advancement and longer term performance. Allocations are approved via the same process as the annual profit share allocation (see section 2.3.3) except that:

- the Board Remuneration Committee reviews or approves all performance/promotion option grants to staff; and
- option grants to Executive Voting Directors must also be approved by shareholders at the Annual General Meeting on the recommendation of the Independent Directors of the Board.

2.4.3.4 Performance measures
Overview of the performance hurdle
Options granted to Executive Directors are subject to a performance condition which must be satisfied for the options to be exercised. In contrast to this, the independent remuneration consultant, Towers Perrin, has confirmed that most of the Bank's overseas competitors do not have performance hurdles attached to their long-term incentive plans, including their option schemes.

As has been the case for several years, the performance hurdle requires that the Bank's 3 year average return on ordinary equity exceeds the 3 year average return on ordinary equity of a reference group of companies at a certain percentile level. This hurdle operates in addition to both the time vesting rules and the embedded share price hurdle, as noted above in section 2.4.3.1.

As explained further below, the Bank believes that its overall performance should be judged against other major ASX-listed companies, hence it uses the constituents of a relevant S&P/ASX index as the reference group for the performance hurdle.

Details of the performance hurdle

The following table sets out the key parameters of:

- the performance hurdle which previously applied to option grants to Executive Committee members and Executive Voting Directors (since November 2004); and
- the performance hurdle which currently applies to performance and promotion grants to Executive Committee members and Executive Voting Directors.

	For options issued in the period	
	November 2004 – July/August 2006 (Previous Hurdle)	From July/August 2006 (Current Hurdle)
Basis of Hurdle	Macquarie's 3 year average return on ordinary equity versus companies in Reference Index	Macquarie's 3 year average return on ordinary equity versus companies in Reference Index
Reference Index	S&P/ASX 300 Industrials Index	S&P/ASX 100 Index
Performance Level Required to Meet Hurdle	Above the 65th percentile*	Above the 65th percentile
Application of Re-testing	Re-testing of performance hurdle on a quarterly basis until expiry.	No re-testing. Performance hurdle tested once only (at time of vesting).

* From mid-2002 to November 2004 the hurdle applied was the same as the Previous Hurdle in the table, except that the performance level required to satisfy the hurdle was "at or above the 65th percentile" rather than "above the 65th percentile".

The conditions imposed on options issued to Executive Directors who are not members of the Bank's Executive Committee or the Board are identical to those summarised in the table above, with the exception that the hurdle is the 50th percentile rather than the 65th percentile. This reflects the fact that these Executive Directors have less capacity to influence the Bank's overall results and, individually, have less influence over the level of the Bank's capital.

Reasons for selection of performance hurdle components

Component	Reason selected
Basis of Hurdle	**Return on ordinary equity** has been chosen as the appropriate hurdle for the following reasons: – it is correlated with total shareholder returns. Encouraging superior performance, as measured by return on ordinary equity, will generally lead to superior shareholder returns, thereby creating alignment with shareholders' interests; – executives have a greater ability to affect return on ordinary equity performance through their decisions than total shareholder returns (which can be influenced by many external factors), thereby increasing staff motivation; – return on ordinary equity is based on auditable financial accounts and is not subject to non-Macquarie specific changes in market valuations; – using total shareholder returns could result in fluctuations in remuneration arrangements that could have unintended consequences such as staff departures (in the event of short-term negative sentiment) or excessive remuneration unrelated to staff performance; and – as noted by the independent remuneration consultant, Towers Perrin, it is an essential measure in any business utilising capital. The incentives should ensure that the focus on earnings growth alone does not lead to the destruction of value.
Reference Index	**S&P/ASX 300 Industrials Index** was initially chosen since the Bank has few, if any, direct comparables and the S&P/ASX 300 Industrials Index is a widely recognised index of Australian larger listed companies. The changing to a narrower group of companies, the **S&P/ASX 100 Index**, is in recognition of the increase in the Bank's market capitalisation. The choice of this Reference Index reflects investor feedback and recognises that the Bank is an Australian company and its performance should be judged against other major listed Australian companies. On this basis, the Independent Remuneration consultant concluded that the Reference Index was appropriate. If the Bank wished to tailor a peer group, it would be very difficult to compile a comparator group of meaningful size of individually listed organisations with a sufficiently similar business mix. Such an index would likely comprise fewer than ten peers given that few, if any, organisations provide a close comparable to the Bank in terms of important factors such as business mix. Different accounting practices globally would also impact the comparability of information between organisations. The Independent Remuneration consultant noted similar drawbacks to such an approach. The ASX Indices represent a well-known and third party produced index, and therefore comprise a more objective measure than would be the case for any subjectively-compiled peer group. The Bank's performance against both these ASX indices and other major international investment banks has been strong (refer table below).
Performance Level Required	Above the **65th percentile** was chosen as it was considered a challenging medium to long-term target, noting that if the hurdle is not met, none of the relevant options are able to be exercised. Being a three year average return on equity measure, the Bank's performance hurdle rewards sustained strong performance and is relatively well insulated from short-term fluctuations. The Bank therefore believes that it is appropriate for 100% of the relevant options award to vest on satisfaction of the hurdle.

The hurdle is clearly challenging. However, the following table demonstrates that the Bank's performance has been strong against both the relevant ASX indices and the Bank's international investment banking competitors:

	3 year average return on ordinary equity as at 31 March 2007 %
Macquarie Bank	27.5*
S&P/ASX 100 Index – 65th percentile (Current Hurdle)	22.7
S&P/ASX 300 Industrials Index – 65th percentile (Previous Hurdle)	18.9
International Investment Banking Peers – 65th percentile	21.0
Average of International Investment Banking Peers – Average	20.6

* This three year average is based on the Bank's 2005, 2006 and 2007 results. The performance hurdle test is actually applied as at the end of each calendar quarter in relation to the upcoming quarter. As at 31 March 2007, the Bank's most recent three year Return on Ordinary Equity data was in relation to its 2004, 2005 and 2006 results (an average of 25.9 per cent) and this data was used in determining whether the performance hurdle had been satisfied in relation to the period 1 April 2007 to 30 June 2007.

The Return on Equity table in section 1.4.1 sets out the individual competitor results behind the International Investment Banking Peers average included above. Only one of these competitors has a three year average Return on Ordinary Equity higher than that of the Bank. The Bank would, therefore, have exceeded a benchmark set on the basis of an investment banking peer group, even though Directors do not consider such a small, subjective group to be appropriate.

Also, only three of the nine competitors included in that Return on Equity table have a three year average Return on Ordinary Equity higher than the S&P/ASX 100 Index 65th percentile hurdle currently used by the Bank. The 65th percentile of the investment banking competitor group is 21.0 per cent, indicating that the Bank's chosen reference index (S&P/ASX 100) currently results in a performance hurdle that is more challenging than a hurdle targeting the same percentile of this competitor group.

Calculation methodology

In assessing whether the Bank's performance is above these hurdles, the Bank obtains data from external sources and, where required, supplements this with data published by the individual companies. The percentile ranking of the Bank based on the three year average annual return on ordinary equity against all companies in the applicable reference index is then determined quarterly. This method of assessment was selected because the data is readily available and easily computed.

2.4.4 Staff share plans

In addition to the schemes already outlined, the Bank has a number of employee share plans that encourage share ownership by providing concessional tax treatment for shares acquired by employees under the plans.

Employee share plan

The Macquarie Bank Employee Share Plan ("ESP") was approved by shareholders in 1997. Eligible employees in Australia are offered up to $1,000 worth of fully paid ordinary Bank shares funded from pre-tax available profit share.

Shares issued under the ESP cannot be sold until the earlier of three years after issue or the time when the participant is no longer employed by the Bank or a subsidiary of the Bank. In all other respects, shares issued rank equally with all other fully paid ordinary shares then on issue.

The number of shares each participant receives is $1,000 divided by the weighted average price at which the Bank's shares are traded on the ASX on the seven days up to and including the date of allotment, rounded down to the nearest whole share.

Staff share acquisition plan

The Macquarie Bank Staff Share Acquisition Plan ("MBSSAP") was approved by shareholders in 1999. Eligible employees in Australia are given the opportunity to nominate an amount of their pre-tax available profit share to purchase fully paid ordinary Bank shares. Shares are acquired on-market at prevailing market prices. Any applicable brokerage, workers' compensation premiums and payroll tax are to the employee's account.

Shares held in the MBSSAP will be withdrawn on the earlier of:

- an employee's resignation from the Bank or a related company;
- upon request by the employee (after the expiration of the non-disposal period); and
- ten years from the date that the shares are registered in an employee's name.

Shares held via the MBSSAP may be forfeited if an employee is dismissed with cause or commits fraud or theft or otherwise brings the Bank into disrepute.

In all other respects, shares rank equally with all other fully paid ordinary shares then on issue.

2.5 Contractual entitlements and termination arrangements

The following table summarises key features of the employment contracts for the executives named in the table in section 4.2.

Length of Contract	Permanent open ended
Remuneration Review Period	1 April – 31 March annually
Directors' Profit Share Participation	All Executive Directors are eligible to participate in the Directors' Profit Share ("DPS") Plan, referred to in section 2.3.4 above, which ensures that a large part of their remuneration is 'at risk'. The Rules of the DPS Plan are set out in the internal 'Macquarie Bank Limited Executive Directors' Remuneration' booklet. Upon retirement from the Bank, Executive Directors may be entitled to the vested Retained DPS held under the Plan provided that it is determined that no disqualifying events have occurred.
Option Participation	All Executive Directors are eligible to participate in five year options over ordinary unissued Macquarie Bank Limited shares, under the terms described in section 2.4.3. Subject to discretions able to be exercised by the Board or its delegates, on termination from the Bank, Executive Directors are entitled to retain those options which have vested at the termination date.
Non Compete Clauses	A restraint period of six months, commencing on the date the employment ends is applicable to all employees of Macquarie.
Termination of Employment	Termination of employment by the Bank or the executive requires four weeks notice.*

* In Australia, executives given notice by Macquarie would also be entitled to an additional week's notice where they are over 45 years of age and have greater than two years continuous service.

Subject to employment laws in the jurisdictions in which Macquarie operates, the same arrangements generally apply to all executives at Executive Director level although minor variations exist.

3. Non-Executive Director remuneration arrangements

3.1 Approach to Non-Executive Director remuneration

The Bank's Non-Executive Directors are remunerated for their services from the maximum aggregate amount (currently $2,000,000 per annum) approved by shareholders for that purpose. It is proposed that this maximum aggregate amount be increased to $3,000,000 to accommodate the introduction of a fee for the Non-Executive Chairman and to allow for moderate future growth. This proposal is expected to be the subject of a resolution at the 2007 Annual General Meeting.

Executive Directors are not remunerated for acting as Voting Directors.

The Board's policy is to remunerate Non-Executive Directors in line with market rates for relevant Australian financial organisations for the time commitment and responsibilities involved. This comparison to market rates is updated annually. In addition, an external review is conducted periodically both as an independent verification of the market comparison and also to provide observations concerning the continuing validity of the methodology.

Such an external review was commissioned and conducted in early 2007 to ensure that the Non-Executive Directors' remuneration was in line with relevant benchmark organisations and to ensure that the methodology and framework employed was appropriate.

The review was conducted by the Sydney office of Mercer Human Resource Consulting. The Board Remuneration Committee and the Board of Directors critically evaluated the analyses and the conclusions reached.

The current base and committee fees outlined in section 3.2 reflect the recommendations of this review, including the introduction of a fee for a Non-Executive Chairman, subject to shareholder approval of an increase to the aggregate remuneration cap at the 2007 Annual General Meeting.

3.2 Board and committee fees

Current per annum rates for Non-Executive Directors became effective from 1 July 2006 and are as set out in the table below:

	Board	Board Risk Committee	Board Audit & Compliance Committee	Board Remuneration Committee	Board Corporate Governance Committee	Board Nominating Committee
Chairman	$680,000*	N/A*	$60,000	$40,000	$28,000	N/A*
Member	$190,000	$16,500	$30,000	$20,000	$14,000	$4,500

* These roles are currently filled by the Non-Executive Chairman who is not separately remunerated for Committee responsibilities. Board approval of the introduction of the Chairman's fee has been granted subject to shareholder approval of a sufficient increase to the maximum aggregate amount of Non-Executive Director remuneration at the 2007 Annual General Meeting.

These base and committee fees are paid quarterly. Non-Executive Directors may elect to receive their remuneration, in part, in the form of superannuation contributions and by way of the Bank's fully-paid ordinary shares issued via the Macquarie Bank Non-Executive Director Share Acquisition Plan ("NEDSAP"), a mechanism for the Non-Executive Directors to acquire additional fully paid ordinary shares in the Bank. The NEDSAP was approved at the Bank's 1999 Annual General Meeting and shares under the NEDSAP are acquired on-market at prevailing market prices.

Information on the frequency of Board and Committee meetings is included on pages 43 to 44 of the Directors' Report.

3.3 Shareholding requirements

In order to encourage long-term commitment and more closely align the interests of the Board with shareholders, the Board has a minimum shareholding requirement for Non-Executive Directors.

Under the minimum shareholding requirement, Non-Executive Directors are required to acquire and maintain, directly or indirectly, a holding of 4,000 fully paid ordinary shares, which they may accumulate over three years. They are required to extend this holding by an additional 2,000 shares over the next two years, such that they maintain a holding of 6,000 fully paid ordinary shares which they may accumulate over five years. These minimum holdings may be contributed via participation in the NEDSAP.

Under the Bank's Trading Policy, Non-Executive Directors are forbidden from hedging shares held to meet this minimum shareholding requirement.

Actual shareholdings by Non-Executive Directors are set out in section 4.5 below.

3.4 Termination arrangements

There are no termination payments to Non-Executive Directors on their retirement from office (and never have been) other than payments relating to their accrued superannuation contributions comprising part of their remuneration.

4. Director and Key Management Personnel remuneration and other disclosures

4.1 Key Management Personnel

Note that throughout section 4 of this Report, Mr Clarke and Mr Johnson are presented as Executive Directors because this was their status throughout the financial year, and the comparative year. However, they both retired from executive responsibilities with effect from 31 March 2007 so they will be classified in future Reports as Non-Executive Directors, except in comparative tables.

The following persons were Voting Directors of Macquarie Bank Limited during the financial years ended 31 March 2007 and 31 March 2006, unless otherwise indicated:

Executive directors:

D.S. Clarke, AO	Chairman
A.E. Moss, AO*	Managing Director and Chief Executive Officer
M.R.G. Johnson	Deputy Chairman
L.G. Cox, AO	

Independent non-executive directors:

J.G. Allpass	H.K. McCann, AM
P.M. Kirby	J.R. Niland, AC
C.B. Livingstone	H.M. Nugent, AO
B.R. Martin (retired on 20 July 2006)	

In addition to the Executive Directors listed above, the following persons also had authority and responsibility for planning, directing and controlling the activities of the Bank and its controlled entities during the financial years ended 31 March 2007 and 31 March 2006, unless otherwise indicated.

Executives:

J.K. Burke*	Group Head, Equity Markets Group (appointed 1 October 2005)
M. Carapiet*	Joint Head, Corporate Finance, Investment Banking Group
A.J. Downe*	Group Head, Treasury & Commodities Group
P.J. Maher*	Group Head, Financial Services Group
N.R. Minogue*	Group Head, Risk Management Group
N.W. Moore*	Group Head, Investment Banking Group
W.J. Moss, AM	Former Group Head, Banking & Property Group (retired on 30 March 2007)
W.R. Sheppard*	Deputy Managing Director
G.C. Ward*	Group Head, Corporate Affairs Group and Chief Financial Officer
O. Weiss	Former Group Head, Equity Markets Group (retired as Group Head on 30 September 2005, retired from the Executive Committee on 4 October 2005, and ceased employment with the Bank on 31 March 2006)

* Members of the Bank's Executive Committee as at 14 May 2007.

The remuneration and other related party disclosures included in the Remuneration Report have been prepared in compliance with *AASB 124: Related Party Disclosures*. For the purpose of these disclosures, all the individuals listed above have been determined to be Key Management Personnel, as defined by the Accounting Standard. It is important to note that the Bank's Independent Non-Executive Directors are specifically required by the Accounting Standard to be included as Key Management Personnel. However, the Independent Directors do not consider that they are part of 'management'.

The remuneration arrangements for all of the persons listed above as Executive Directors or Executives are described in section 2 above. These executive remuneration arrangements applied to Mr Clarke and Mr Johnson up to and including 31 March 2007.

The remuneration arrangements for all of the persons listed above as Independent Non-Executive Directors are described in section 3 above. These Non-Executive Director remuneration arrangements have applied to Mr Clarke and Mr Johnson from 1 April 2007 onwards.

4.2 Remuneration

The individuals identified above as Key Management Personnel include the five highest remunerated Company Executives and Relevant Group Executives.

In accordance with the requirements of *AASB 124: Related Party Disclosures*, the remuneration disclosures in the remuneration tables for the year ended 31 March 2007 and the year ended 31 March 2006, only include remuneration relating to the portion of the relevant periods that each individual was a Key Management Person.

As explained in section 2.3.4 above, DPS amounts retained under the DPS Plan are notionally invested for Executive Directors, providing them with an economic exposure to the underlying investments, typically Macquarie-managed specialist funds. This ensures that they are exposed to both the upside and downside of the underlying securities.

Executive Directors are each entitled to amounts equivalent to the investment earnings (dividends/distributions and security price appreciation) on the underlying securities. Where these amounts are positive, they may be paid to Executive Directors as additional remuneration and are included in the relevant remuneration disclosures below as part of Long-Term Employee Benefits (refer the "Earnings on prior year restricted profit share" column in the tables below).

These earnings on restricted profit share amounts reflect the investment performance of the assets in which prior year Retained DPS amounts have been invested. Their inclusion in the individual remuneration disclosures below may therefore cause distortions when year-on-year remuneration trends are examined. They do not reflect remuneration review decisions made in relation to the individual's current year performance.

The table below highlights the underlying remuneration trend by adjusting the disclosed remuneration to exclude these earnings on Retained DPS amounts for Key Management Personnel.

	Executive Only			**Executive and Non-Executive**	
	2007	2006	Increase	**2007**	2006
	$	$		**$**	$
Total remuneration	**207,074,381**	137,230,470	50.9%	**208,707,651**	138,905,419
Less earnings on restricted profit share amounts	**13,786,054**	2,383,441		**13,786,054**	2,383,441
Total underlying remuneration	**193,288,327**	134,847,029	43.3%	**194,921,597**	136,521,978

For the year ended 31 March 2007

				Short-Term Employee Benefits
Name and position	Salary and fees (including superannuation) $	Performance related remuneration (a) $	Other benefits (b) $	Total short-term employee benefits $
Executive Directors				
D.S. Clarke (f)	335,410	17,595,026	–	17,930,436
L.G. Cox	395,886	1,139,168	–	1,535,054
M.R.G. Johnson (f)	229,995	1,601,432	–	1,831,427
A.E. Moss	670,819	23,178,183	–	23,849,002
Non-Executive Directors				
J.G. Allpass	250,875	–	71,988	322,863
P.M. Kirby	221,375	–	–	221,375
C.B. Livingstone	263,000	–	8,400	271,400
B.R. Martin (g)	67,413	–	9,045	76,458
H.K. McCann	259,625	–	–	259,625
J.R. Niland	236,424	–	–	236,424
H.M. Nugent	245,125	–	–	245,125
Executives				
J.K. Burke	383,325	10,550,610	–	10,933,935
M. Carapiet	383,325	15,825,915	–	16,209,240
A.J. Downe	479,157	15,072,300	–	15,551,457
P.J. Maher	455,199	3,202,864	–	3,658,063
N.R. Minogue	431,241	4,144,882	–	4,576,123
N.W. Moore	517,490	22,801,375	–	23,318,865
W.R. Sheppard	517,490	6,782,535	–	7,300,025
G.C. Ward	432,211	3,956,479	–	4,388,690
Former				
W.J. Moss (f)	383,325	27,789,553	–	28,172,878
Total Remuneration	**7,158,710**	**153,640,322**	**89,433**	**160,888,465**

(a) Performance related remuneration represents the current portion of each individual's profit share allocation in relation to the reporting period. In the case of Mr Clarke, Mr Johnson and Mr W.J. Moss the amount included in this column in the table above also includes the related restricted profit share amounts (refer (c) below), which are expected to be paid or payable within twelve months of the end of the reporting period, in accordance with the requirements of *AASB 124: Related Party Disclosures*.

(b) Other benefits for Non-Executive Directors include due diligence committee fees paid to Mr Allpass of $10,500, fees paid to Mr Allpass and Mr Martin for Compliance Committee duties for certain Bank subsidiaries (Macquarie Investment Management Limited, Macquarie Investment Services Limited and Macquarie Private Portfolio Management Limited), and fees paid to Mr Allpass and Ms Livingstone for work performed in relation to the Basel II Board Sub-Committee.

(c) This is the retained amount relating to current year profit share allocations, which is deferred to future periods as described in section 2.3.4 above. In the case of Mr Clarke, Mr Johnson and Mr W.J. Moss these retained amounts are included within "Performance related remuneration" since they are expected to be paid or payable within twelve months of the end of the reporting period.

(d) This is the notional earnings on restricted profit share described in section 4.2 above.

(e) This amount has been calculated on the basis as described in note 1 (xviii) Share based payments to the 2007 Financial Report. Prior option grants for each individual have been measured at their grant dates based on each grant's fair value, and this amount is recognised evenly over the relevant vesting period. Therefore, the amounts included in this table are not able to be derived directly from the disclosures in section 4.4. If an option lapses in a reporting period, amounts previously recognised as remuneration in relation to the lapsed options are deducted from remuneration in the reporting period. In the case of Mr Clarke, 80,200 unvested options lapsed when he retired from executive responsibilities on 31 March 2007. The reversal of the amounts previously recognised in relation to these options exceeded the amounts recognised in relation to his options which vested during the year, resulting in a negative balance in the table above.

			Share-Based	Total	Percentage of remuneration that consists of options
Long-Term Employee Benefits			Payments	remuneration	
Restricted profit share (c) $	Earnings on prior year restricted profit share (d) $	Total long-term employee benefits $	Options (e) $	$	%
—	1,209,653	1,209,653	(170,207)	18,969,882	(0.90)
284,792	77,283	362,075	58,920	1,956,049	3.01
—	391,265	391,265	155,988	2,378,680	6.56
5,794,546	2,437,804	8,232,350	1,408,466	33,489,818	4.21
—	—	—	—	322,863	—
—	—	—	—	221,375	—
—	—	—	—	271,400	—
—	—	—	—	76,458	—
—	—	—	—	259,625	—
—	—	—	—	236,424	—
—	—	—	—	245,125	—
2,637,652	584,091	3,221,743	497,409	14,653,087	3.39
3,956,479	1,674,341	5,630,820	1,077,890	22,917,950	4.70
3,768,075	1,567,560	5,335,635	604,805	21,491,897	2.81
800,716	366,902	1,167,618	274,085	5,099,766	5.37
1,036,221	463,166	1,499,387	314,359	6,389,869	4.92
5,700,344	2,478,509	8,178,853	1,396,821	32,894,539	4.25
1,695,634	847,754	2,543,388	416,711	10,260,124	4.06
989,120	310,641	1,299,761	273,509	5,961,960	4.59
—	1,377,085	1,377,085	1,060,797	30,610,760	3.47
26,663,579	**13,786,054**	**40,449,633**	**7,369,553**	**208,707,651**	

(f) Mr Clarke and Mr Johnson retired from the Executive Committee on 31 March 2007 and Mr W.J. Moss retired from the Executive Committee on 30 March 2007. Subsequent to 31 March 2007, they will be paid their vested retained profit share of $12,823,954 (refer section 4.3), $3,683,499 (refer section 4.3) and $17,279,671 respectively, adjusted for any further notional earnings increment or decrement thereon. These vested retained profit share amounts comprise the retained portions of their profit share allocations from 1997 to 2006 as well as the retained portion of their profit share allocations for the year ended 31 March 2007 (which are included within the "Performance Related Remuneration" disclosed in the table above).

(g) Mr Martin retired from the Board of Directors on 20 July 2006.

For the year ended 31 March 2006

			Short-Term Employee Benefits	
Name and position	Salary and fees (including superannuation) $	Performance related remuneration (a) $	Other benefits (b) $	Total short-term employee benefits $
Executive Directors				
D.S. Clarke	335,302	8,475,877	–	8,811,179
L.G. Cox	395,427	758,581	–	1,154,008
M.R.G. Johnson	229,922	1,507,017	–	1,736,939
A.E. Moss	670,604	15,347,763	–	16,018,367
Non-Executive Directors				
J.G. Allpass	238,833	7,083	80,800	326,716
P.M. Kirby	193,167	7,083	–	200,250
C.B. Livingstone	214,000	7,083	24,150	245,233
B.R. Martin	209,167	7,083	28,500	244,750
H.K. McCann	232,167	7,083	–	239,250
J.R. Niland	190,917	7,083	–	198,000
H.M. Nugent	213,667	7,083	–	220,750
Executives				
J.K. Burke (f)	189,367	2,978,294	–	3,167,661
M. Carapiet	383,202	11,679,382	–	12,062,584
A.J. Downe	479,003	10,549,119	–	11,028,122
P.J. Maher	455,053	2,637,280	–	3,092,333
N.R. Minogue	419,376	3,014,034	–	3,433,410
N.W. Moore	517,323	14,999,341	–	15,516,664
W.J. Moss	479,003	10,850,523	–	11,329,526
W.R. Sheppard	517,786	4,144,297	–	4,662,083
G.C. Ward	431,103	2,637,280	–	3,068,383
Former				
O. Weiss (g)	242,342	11,538,099	–	11,780,441
Total Remuneration	**7,236,731**	**101,166,468**	**133,450**	**108,536,649**

(a) For Executive Directors and Executives, performance related remuneration represents the current portion of each individual's profit share allocation in relation to the reporting period. For the Non-Executive Directors, the only performance related remuneration was a contingent element of the base annual fees which was removed with effect from 1 July 2005. It was therefore only in place for the first three months of the year ended 31 March 2006.

(b) Other benefits for Non-Executive Directors include due diligence committee fees paid to Mr Allpass of $16,000, fees paid to Mr Allpass and Mr Martin for Compliance Committee duties for certain Bank subsidiaries (Macquarie Investment Management Limited and Macquarie Investment Services Limited), and fees paid to Mr Allpass and Ms Livingstone for work performed in relation to the Basel II Board Sub-Committee.

(c) This is the retained amount relating to current year profit share allocations, which is deferred to future periods as described in section 2.3.4 above.

(d) This is the notional earnings on prior year restricted profit share described in section 4.2 above.

(e) This amount has been calculated on the basis as described in note 1 (xviii) Share based payments to the 2006 Financial Report. Prior option grants for each individual have been measured at their grant dates based on each grant's fair value, and this amount is recognised evenly over the relevant vesting period. Therefore, the amounts included in this table are not able to be derived directly from the disclosures in section 4.4.

(f) Mr Burke was appointed Group Head, Equity Markets Group and became a member of the Executive Committee on 1 October 2005.

(g) Mr Weiss retired from the Executive Committee on 4 October 2005. Mr Weiss became entitled to his vested retained profit share of $10,504,033 subsequent to 31 March 2006 once the Executive Committee determined that a disqualifying event had not occurred.

Long-Term Employee Benefits			Share-Based Payments	Total remuneration	Percentage of remuneration that consists of options
Restricted profit share(c) $	Earnings on prior year restricted profit share(d) $	Total long-term employee benefits $	Options(e) $	$	%
2,118,970	229,873	2,348,843	256,478	11,416,500	2.25
189,645	6,357	196,002	29,488	1,379,498	2.14
376,754	115,324	492,078	131,537	2,360,554	5.57
3,836,941	485,814	4,322,755	869,227	21,210,349	4.10
–	–	–	–	326,716	–
–	–	–	–	200,250	–
–	–	–	–	245,233	–
–	–	–	–	244,750	–
–	–	–	–	239,250	–
–	–	–	–	198,000	–
–	–	–	–	220,750	–
744,574	15,599	760,173	168,380	4,096,214	4.11
2,919,846	249,609	3,169,455	653,685	15,885,724	4.11
2,637,280	147,878	2,785,158	448,377	14,261,657	3.14
659,320	31,625	690,945	227,940	4,011,218	5.68
753,509	20,999	774,508	235,059	4,442,977	5.29
3,749,835	356,413	4,106,248	958,187	20,581,099	4.66
2,712,631	267,540	2,980,171	695,183	15,004,880	4.63
1,036,074	163,494	1,199,568	343,925	6,205,576	5.54
659,320	38,294	697,614	204,529	3,970,526	5.15
–	254,622	254,622	368,635	12,403,698	2.97
22,394,699	**2,383,441**	**24,778,140**	**5,590,630**	**138,905,419**	

Amounts of restricted profit share released to Executive Voting Directors in the financial year ended 31 March 2006 were as follows:

	2006 $
Executive Voting Directors	
D.S. Clarke	2,606,263
L.G. Cox	60,000
M.R.G. Johnson	2,225,546
A.E. Moss	4,453,552
Executives	
J.K. Burke	753,509
M. Carapiet	659,320
A.J. Downe	612,226
P.J. Maher	235,471
N.R. Minogue	235,471
N.W. Moore	2,046,005
W.J. Moss	1,773,828
W.R. Sheppard	2,114,191
G.C. Ward	160,121
Former	
O. Weiss	1,096,976

These amounts represented restricted profit share that was released subsequent to the approval at the 2005 Annual General Meeting. Refer to section 2.3.4 and the 2005 Notice of Meeting for further information. The above Executives are subject to continuing retention under the DPS Plan, with the exception of Mr Weiss whose retained Directors' Profit Share has since been released.

For each of the persons named in the tables above, the amounts of their remuneration for the reporting period that were not related to performance are the amounts in the columns headed 'Salary and fees' (including superannuation), 'Other benefits' and 'Earnings on prior year restricted profit share'. All other remuneration was performance based.

As is evident from the tables on pages 72 to 75, the majority of the remuneration for the named Bank executives is performance based (ranging from 75.8 per cent to 94.2 per cent for individuals who were Executive Committee members during the year ended 31 March 2007). This is consistent with the comments previously made that the effect of the Bank's profit sharing mechanism is to provide substantial incentives in relation to superior profitability but low or no participation for less satisfactory performance. The mechanism provides significant alignment of their interests with those of shareholders.

4.3 Future amounts payable for executive voting directors

For each Bank executive named in the remuneration table in section 4.2, 80% of the annual profit share entitlement was paid or payable in relation to the reported financial year. These amounts are indicated in the column headed "Performance related remuneration" in the table.

It has been a fundamental condition of the DPS arrangements that the remaining 20% of the annual cash incentive is held subject to restrictions. Except in the case of Mr Clarke, Mr Johnson, and Mr W.J. Moss, these amounts are indicated in the column headed 'Restricted profit share' in the remuneration table in section 4.2. These restricted amounts begin to vest after five years of service as an Executive Director and fully vest after ten years of service as an Executive Director, subject to any disqualifying events. As described in section 2.3.4 above, vested amounts will begin to be released to Executive Directors at the earlier of the end of the ten year period or on ceasing employment (up to six months after departure) provided that no disqualifying events have occurred.

No person named in the remuneration table in section 4.2 of this report forfeited any restricted profit share entitlements during the financial year.

For the Bank executives named in the remuneration table in section 4.2:

- subject to future notional investment earnings on the amounts retained, the maximum future value of their restricted profit share entitlements is reflected by the amounts in the "Restricted profit share" column of that table (with the exception of Mr Clarke, Mr Johnson and Mr W.J. Moss for whom it is equal to 20 per cent of the amount in the "Performance related remuneration' column, subject to future notional investment earnings); and
- the minimum future value of their restricted profit share entitlements is zero in the event that certain defined disqualifying events occur and the amounts are forfeited.

The amount of DPS allocations of the Executive Voting Directors that are held subject to restrictions is shown in the table below. The amounts in this table have been presented inclusive of on-costs. In contrast, the DPS amounts disclosed in section 4.2 as performance related remuneration and restricted profit share are exclusive of on-costs.

Name and position	Balance of restricted profit share at 31 March 2006 plus 2006 DPS retention $	Amounts released from restricted profit share during the financial year (a) $	Actual balance of restricted profit share at 31 March 2007 $	Amount credited to restricted profit share in relation to the DPS allocation for the financial year (b) $	Balance of restricted profit share at 31 March 2007 plus 2007 DPS retention (c) $	Date of entry to Directors' Profit Share Plan or equivalent predecessor arrangements	Years Entitlements Accrued Over
Executive Directors							
D.S. Clarke	9,363,957	(275,603)	9,088,354	3,735,600	12,823,954	1 February 1985	22
M.R.G. Johnson	3,605,735	(262,236)	3,343,499	340,000	3,683,499	1 March 1987	20
A.E. Moss	19,621,435	(620,424)	19,001,011	6,151,200	25,152,211	1 February 1985	22
L.G. Cox	440,000	–	440,000	300,000	740,000	25 March 2004	3

(a) As outlined in section 2.3.4 above, Retained DPS amounts are released to an Executive Director after ten years. During the financial year amounts retained from 1996 DPS allocations were released.

(b) Technically these amounts relating to 2007 DPS allocations are not credited until after 31 March 2007. However, they are added into the balance as at 31 March 2007 because that is the end of the financial year to which they relate.

(c) Mr Clarke and Mr Johnson retired from executive responsibilities on 31 March 2007. They will become entitled to their vested restricted profit share and any investment earnings thereon once it has been determined that none of the applicable disqualifying events have occurred (refer section 2.3.4 for information concerning the relevant disqualifying conditions).

The whole of the profit sharing provision, including amounts held subject to restrictions, for each financial year is charged against earnings in that year.

4.4 Options

Value of options granted, exercised and lapsed

For the year ended 31 March 2007

Name and position	(i) Value of options granted as part of remuneration during the financial year $	(ii) Value of options granted as part of remuneration and that are exercised or sold during the financial year(b) $	(iii) Value of options granted as part of remuneration and that lapse during the financial year(b) $	Aggregate of columns (i) to (iii) $
Directors (a)				
Executive Directors				
D.S. Clarke (c)	–	–	(3,245,250)	(3,245,250)
L.G. Cox	113,251	55,828	–	169,079
M.R.G. Johnson	226,564	–	–	226,564
A.E. Moss	2,026,150	6,713,392	–	8,739,542
Non-Executive Directors				
J.G. Allpass	–	58,735	–	58,735
B.R. Martin	–	29,280	–	29,280
H.K. McCann	–	47,787	–	47,787
Executives				
J.K. Burke	796,250	3,941,371	–	4,737,621
M. Carapiet	1,756,160	2,831,606	–	4,587,766
A.J. Downe	1,041,250	5,868,755	–	6,910,005
P.J. Maher	367,500	1,030,007	–	1,397,507
N.R. Minogue	428,750	1,275,077	–	1,703,827
N.W. Moore	1,960,000	–	–	1,960,000
W.R. Sheppard	551,250	1,745,925	–	2,297,175
G.C. Ward	367,500	834,324	–	1,201,824
Former				
W.J. Moss	1,286,250	2,218,928	–	3,505,178

(a) Directors comprise all those who acted at any time during the reporting period as a Voting Director of Macquarie Bank Limited.
(b) Includes options that were granted as part of remuneration in prior financial years.
(c) Mr Clarke retired as Executive Chairman on 31 March 2007, whereupon 80,200 unvested options lapsed. He will continue as Non-Executive Chairman.

4.4 Options continued
Value of options granted, exercised and lapsed

For the year ended 31 March 2006

Name and position	(i) Value of options granted as part of remuneration during the financial year $	(ii) Value of options granted as part of remuneration and that are exercised or sold during the financial year(b) $	(iii) Value of options granted as part of remuneration and that lapse during the financial year(b) $	Aggregate of columns (i) to (iii) $
Directors (a)				
Executive Directors				
D.S. Clarke	260,250	1,509,137	–	1,769,387
L.G. Cox	58,504	95,400	–	153,904
M.R.G. Johnson	166,560	2,035,962	–	2,202,522
A.E. Moss	1,873,800	5,580,830	–	7,454,630
Non-Executive Directors				
J.G. Allpass	–	84,350	–	84,350
B.R. Martin	–	67,150	–	67,150
H.K. McCann	–	93,675	–	93,675
H.M. Nugent	–	107,203	–	107,203
Executives				
M. Carapiet	1,268,042	1,766,851	–	3,034,893
A.J. Downe	520,500	1,845,458	–	2,365,958
P.J. Maher	260,250	1,059,021	–	1,319,271
N.R. Minogue	364,350	957,216	–	1,321,566
N.W. Moore	1,769,700	6,377,287	–	8,146,987
W.J. Moss	1,665,600	5,656,366	–	7,321,966
W.R. Sheppard	520,500	2,895,150	–	3,415,650
G.C. Ward	312,300	714,184	–	1,026,484
Former				
O. Weiss (c)	–	2,984,688	(1,368,054)	1,616,634

(a) Directors comprise all those who acted at any time during the reporting period as a Voting Director of Macquarie Bank Limited.
(b) Includes options that were granted as part of remuneration in prior financial years.
(c) Mr Weiss retired from the Executive Committee on 4 October 2005.

4.4 Options continued

Option holdings of Key Management Personnel and their related parties

The following table sets out details of options held during the financial year for the Key Management Personnel including their related parties. The options are over fully paid unissued ordinary shares of the Bank.

For the year ended 31 March 2007

Name and position	Number of options held at 1 April 2006	Options granted during the financial year	Options exercised during the financial year	Other changes(a)	Number of options held at 31 March 2007(b)	Number of options vested during the financial year	Number of options vested at 31 March 2007(b)
Executive Directors							
D.S. Clarke (c)	133,934	–	–	(80,200)	53,734	53,734	53,734
L.G. Cox	15,720	9,245	(1,700)	–	23,265	2,800	2,800
M.R.G. Johnson	66,300	18,495	–	–	84,795	36,366	36,366
A.E. Moss	502,400	165,400	–	(156,800)	511,000	107,468	55,200
Non-Executive Directors							
J.G. Allpass	1,700	–	(1,700)	–	–	–	–
P.M. Kirby	–	–	–	–	–	–	–
C.B. Livingstone	–	–	–	–	–	–	–
B.R. Martin (d)	1,700	–	(1,000)	–	700	–	700
H.K. McCann	1,700	–	(1,700)	–	–	–	–
J.R. Niland	–	–	–	–	–	–	–
H.M. Nugent	–	–	–	–	–	–	–
Executives							
J.K. Burke	242,000	65,000	(7,000)	(118,665)	181,335	39,999	–
M. Carapiet	297,144	143,360	(83,666)	–	356,838	83,666	–
A.J. Downe	292,168	85,000	(54,500)	(104,333)	218,335	82,833	–
P.J. Maher	121,668	30,000	(13,334)	(13,334)	125,000	30,001	33,333
N.R. Minogue	132,334	35,000	–	(37,499)	129,835	36,333	21,500
N.W. Moore	434,335	160,000	–	–	594,335	134,334	134,334
W.R. Sheppard	161,000	45,000	–	(57,666)	148,334	57,666	–
G.C. Ward	95,001	30,000	(15,924)	(8,334)	100,743	30,000	5,742
Former							
W.J. Moss (e)	297,501	105,000	–	(73,500)	329,001	73,500	–

(a) Vested options sold under facility provided by an external party unless otherwise noted.
(b) Or date of retirement if earlier.
(c) Mr Clarke retired as Executive Chairman on 31 March 2007, whereupon 80,200 unvested options lapsed. He will continue as Non-Executive Chairman.
(d) Mr Martin retired as a Non-Executive Director of the Bank on 20 July 2006.
(e) Mr W.J. Moss retired from the Executive Committee on 30 March 2007.

4.4 Options continued

Option holdings of Key Management Personnel and their related parties

The following table sets out details of options held during the financial year for the Key Management Personnel including their related parties. The options are over fully paid unissued ordinary shares of the Bank.

For the year ended 31 March 2006

Name and position	Number of options held at 1 April 2005(a)	Options granted during the financial year	Options exercised during the financial year	Other changes(b)	Number of options held at 31 March 2006(c)	Number of options vested during the financial year	Number of options vested at 31 March 2006(c)
Executive Directors							
D.S. Clarke	156,067	25,000	(47,133)	–	133,934	47,133	–
L.G. Cox	12,600	5,620	(2,500)	–	15,720	–	1,700
M.R.G. Johnson	109,100	16,000	–	(58,800)	66,300	29,400	–
A.E. Moss	498,400	180,000	–	(176,000)	502,400	94,266	104,532
Non-Executive Directors							
J.G. Allpass	4,200	–	(2,500)	–	1,700	–	1,700
P.M. Kirby	–	–	–	–	–	–	–
C.B. Livingstone	–	–	–	–	–	–	–
B.R. Martin	4,200	–	–	(2,500)	1,700	–	1,700
H.K. McCann	4,200	–	(2,500)	–	1,700	–	1,700
J.R. Niland	–	–	–	–	–	–	–
H.M. Nugent	3,783	–	(3,783)	–	–	–	–
Executives							
J.K. Burke (d)	242,000	–	–	–	242,000	–	85,666
M. Carapiet	234,834	121,810	(59,500)	–	297,144	59,500	–
A.J. Downe	296,667	50,000	–	(54,499)	292,168	79,833	76,000
P.J. Maher	130,002	25,000	(33,334)	–	121,668	23,334	30,000
N.R. Minogue	134,000	35,000	(20,000)	(16,666)	132,334	31,332	22,666
N.W. Moore	472,334	170,000	(207,999)	–	434,335	126,667	–
W.J. Moss	320,500	160,000	–	(182,999)	297,501	101,834	–
W.R. Sheppard	206,000	50,000	–	(95,000)	161,000	59,000	–
G.C. Ward	88,335	30,000	(16,666)	(6,668)	95,001	23,334	–
Former							
O. Weiss (e)	273,000	–	(115,666)	(43,334)	114,000	205,000	114,000

(a) Or date of appointment if later.

(b) Vested options sold under facility provided by an external party, unless otherwise noted.

(c) Or date of retirement if earlier.

(d) Mr Burke was appointed Group Head, Equity Markets Group and became a member of the Executive Committee on 1 October 2005. Mr Burke was not awarded any options from the date of appointment as Group Head until 31 March 2006.

(e) Mr Weiss retired from the Executive Committee on 4 October 2005. Upon retirement, the vesting of 114,000 of Mr Weiss's outstanding options was accelerated, as approved by the Board Remuneration Committee, while 43,334 options lapsed.

4.4 Options continued

Details of options granted and their fair value at grant date

For the year ended 31 March 2007

Name and position	Date options granted	Number of options granted	Option exercise price $	Fair value at grant date* $	Date first option tranche can be exercised	Expiry date
Executive Directors						
L.G. Cox	1 August 2006	9,245	61.79	12.25	1 July 2008	1 August 2011
M.R.G. Johnson	1 August 2006	18,495	61.79	12.25	1 July 2008	1 August 2011
A.E. Moss	1 August 2006	165,400	61.79	12.25	1 July 2008	1 August 2011
Executives						
J.K. Burke	1 August 2006	65,000	61.79	12.25	1 July 2008	1 August 2011
M. Carapiet	1 August 2006	143,360	61.79	12.25	1 July 2008	1 August 2011
A.J. Downe	1 August 2006	85,000	61.79	12.25	1 July 2008	1 August 2011
P.J. Maher	1 August 2006	30,000	61.79	12.25	1 July 2008	1 August 2011
N.R. Minogue	1 August 2006	35,000	61.79	12.25	1 July 2008	1 August 2011
N.W. Moore	1 August 2006	160,000	61.79	12.25	1 July 2008	1 August 2011
W.R. Sheppard	1 August 2006	45,000	61.79	12.25	1 July 2008	1 August 2011
G.C. Ward	1 August 2006	30,000	61.79	12.25	1 July 2008	1 August 2011
Former						
W.J. Moss	1 August 2006	105,000	61.79	12.25	1 July 2008	1 August 2011

Mr Clarke was not granted any options in the year ended 31 March 2007.

4.4 Options continued

Details of options granted and their fair value at grant date

For the year ended 31 March 2006

Name and position	Date options granted	Number of options granted	Option exercise price $	Fair value at grant date* $	Date first option tranche can be exercised	Expiry date
Executive Directors						
D.S. Clarke	1 August 2005	25,000	63.34	10.41	1 July 2007	1 August 2010
L.G. Cox	1 August 2005	5,620	63.34	10.41	1 July 2007	1 August 2010
M.R.G. Johnson	1 August 2005	16,000	63.34	10.41	1 July 2007	1 August 2010
A.E. Moss	1 August 2005	180,000	63.34	10.41	1 July 2007	1 August 2010
Executives						
J.K. Burke (a)	–	–	–	–	–	–
M. Carapiet	1 August 2005	121,810	63.34	10.41	1 July 2007	1 August 2010
A.J. Downe	1 August 2005	50,000	63.34	10.41	1 July 2007	1 August 2010
P.J. Maher	1 August 2005	25,000	63.34	10.41	1 July 2007	1 August 2010
N.R. Minogue	1 August 2005	35,000	63.34	10.41	1 July 2007	1 August 2010
N.W. Moore	1 August 2005	170,000	63.34	10.41	1 July 2007	1 August 2010
W.J. Moss	1 August 2005	160,000	63.34	10.41	1 July 2007	1 August 2010
W.R. Sheppard	1 August 2005	50,000	63.34	10.41	1 July 2007	1 August 2010
G.C. Ward	1 August 2005	30,000	63.34	10.41	1 July 2007	1 August 2010

(a) Mr Burke was appointed Group Head, Equity Markets Group and became a member of the Executive Committee on 1 October 2005. Mr Burke was not awarded any options from the date of appointment of Group Head until 31 March 2006.

* The Bank has adopted the fair value measurement provisions of AASB 2: *Share-Based Payments* for all options granted to Key Management Personnel. The fair value of such grants is being amortised and disclosed as part of each Key Management Person's remuneration on a straight-line basis over the vesting period.

Performance hurdles attached to the options issued to the Key Management Personnel are not taken into account when determining the fair value of the option at grant date. Instead, these vesting conditions are taken into account by adjusting the number of equity instruments expected to vest. For the purpose of calculating the options-related compensation in section 4.2 above, the Bank has assumed that all options will vest, except where it is known that an option lapsed during the period.

Options granted during the financial year were issued subject to the exercise conditions noted above and are only exercisable in three equal tranches on or after 1 July 2008, 1 July 2009 and 1 July 2010. Allocations of these options were in respect of performance for the Bank's 2006 financial year.

The fair value of each option is estimated on the date of grant using a trinomial option pricing framework. The following key assumptions have been adopted for grants made in the current financial year, risk-free interest rate: 6.50 per cent (weighted average), expected life of options: four years, volatility of share price: 20 per cent and dividend yield: 3.2 per cent per annum.

The exercise price of the options granted to Executive Directors and Executives in the current financial year was based on the weighted average market price of the Bank's ordinary shares traded on ASX during the one week up to and including 1 August 2006 (adjusted for special trades and any cum-dividend trading).

There were no options issued to Non-Executive Directors during the financial year.

4.4 Options continued

Ordinary shares issued as a result of the exercise of options by Key Management Personnel during the financial year.

For the year ended 31 March 2007

Name and position	Number of options exercised during the financial year(a)	Number of shares issued on exercise of options	Exercise price paid in full per share $
Executive Directors			
L.G. Cox	1,700	1,700	34.71
Non-Executive Directors			
J.G. Allpass	1,700	1,700	34.71
B.R. Martin	1,000	1,000	34.71
H.K. McCann	1,700	1,700	34.71
Executives			
J.K. Burke	7,000	7,000	34.71
M. Carapiet	24,500	24,500	30.51
	26,666	26,666	28.74
	32,500	32,500	33.11
A.J. Downe	27,834	27,834	30.51
	26,666	26,666	28.74
P.J. Maher	13,334	13,334	34.71
G.C. Ward	2,591	2,591	28.74
	13,333	13,333	33.11

(a) Or the period until date of retirement if earlier than 31 March 2007.

4.4 Options continued

Ordinary shares issued as a result of the exercise of options by Key Management Personnel during the financial year.

For the year ended 31 March 2006

Name and position	Number of options exercised during the financial year(a)	Number of shares issued on exercise of options	Exercise price paid in full per share $
Executive Directors			
D.S. Clarke	21,000	21,000	34.71
	26,133	26,133	30.51
L.G. Cox	2,500	2,500	23.94
Non-Executive Directors			
J.G. Allpass	2,500	2,500	23.94
H.K. McCann	2,500	2,500	23.94
H.M. Nugent	2,083	2,083	23.94
	1,700	1,700	34.71
Executives			
M. Carapiet	8,334	8,334	34.71
	24,500	24,500	30.51
	26,666	26,666	28.74
P.J. Maher	33,334	33,334	27.98
N.R. Minogue	8,334	8,334	34.71
	11,666	11,666	28.74
N.W. Moore	122,000	122,000	34.71
	52,666	52,666	30.51
	33,333	33,333	28.74
G.C. Ward	8,333	8,333	30.51
	8,333	8,333	28.74
Former			
O. Weiss	96,000	96,000	34.71
	8,000	8,000	30.51
	11,666	11,666	28.74

(a) Or the period until date of retirement if earlier than 31 March 2006.

4.5 Shareholdings and other equity interests

Shareholding of Key Management Personnel and their related parties

The following table sets out details of fully paid ordinary shares of the Bank held during the year by the Key Management Personnel including their related parties.

For the year ended 31 March 2007

Name and position	Number of shares held at 1 April 2006	Shares issued on exercise of options	Other changes(a)	Number of shares held at 31 March 2007(b)
Executive Directors				
D.S. Clarke	977,248	–	(326,135)	651,113
L.G. Cox	268,112	1,700	–	269,812
M.R.G. Johnson	353,803	–	(60,000)	293,803
A.E. Moss	404,336	–	–	404,336
Non-Executive Directors				
J.G. Allpass	16,563	1,700	250	18,513
P.M. Kirby	7,891	–	1,881	9,772
C.B. Livingstone	7,336	–	214	7,550
B.R. Martin (c)	8,974	1,000	146	10,120
H.K. McCann	9,659	1,700	–	11,359
J.R. Niland	4,109	–	1,850	5,959
H.M. Nugent	19,112	–	650	19,762
Executives				
J.K. Burke	18,000	7,000	–	25,000
M. Carapiet	345,805	83,666	96,463	525,934
A.J. Downe	66,535	54,500	–	121,035
P.J. Maher	46,819	13,334	–	60,153
N.R. Minogue	110,811	–	–	110,811
N.W. Moore	835,251	–	7,862	843,113
W.R. Sheppard	259,271	–	–	259,271
G.C. Ward	13,287	15,924	–	29,211
Former				
W.J. Moss (d)	269,511	–	190	269,701

(a) Includes on market acquisitions and disposals.
(b) Or date of retirement if earlier.
(c) Mr Martin retired as a Non-Executive Director of the Bank on 20 July 2006.
(d) Mr W.J. Moss retired from the Executive Committee on 30 March 2007.

4.5 Shareholdings and other equity interests continued

Shareholding of Key Management Personnel and their related parties

The following table sets out details of fully paid ordinary shares of the Bank held during the year by the Key Management Personnel including their related parties.

For the year ended 31 March 2006

Name and position	Number of shares held at 1 April 2005(a)	Shares issued on exercise of options	Other changes(b)	Number of shares held at 31 March 2006(c)
Executive Directors				
D.S. Clarke	923,200	47,133	6,915	977,248
L.G. Cox	378,090	2,500	(112,478)	268,112
M.R.G. Johnson	493,803	–	(140,000)	353,803
A.E. Moss	404,436	–	(100)	404,336
Non-Executive Directors				
J.G. Allpass	13,595	2,500	468	16,563
P.M. Kirby	5,360	–	2,531	7,891
C.B. Livingstone	6,633	–	703	7,336
B.R. Martin	8,358	–	616	8,974
H.K. McCann	6,691	2,500	468	9,659
J.R. Niland	3,641	–	468	4,109
H.M. Nugent	14,630	3,783	699	19,112
Executives				
J.K. Burke (d)	18,000	–	–	18,000
M. Carapiet	286,276	59,500	29	345,805
A.J. Downe	66,287	–	248	66,535
P.J. Maher	13,427	33,334	58	46,819
N.R. Minogue	111,956	20,000	(21,145)	110,811
N.W. Moore	627,252	207,999	–	835,251
W.J. Moss	269,351	–	160	269,511
W.R. Sheppard	259,271	–	–	259,271
G.C. Ward	26,498	16,666	(29,877)	13,287
Former				
O. Weiss (e)	33,712	115,666	10,000	159,378

(a) Or date of appointment if later.
(b) Includes on market acquisitions and disposals.
(c) Or date of retirement if earlier.
(d) Mr Burke was appointed Group Head, Equity Markets Group and became a member of the Executive Committee on 1 October 2005.
(e) Mr Weiss retired from the Executive Committee on 4 October 2005.

4.6 Loans

Details of loans provided by the Bank to Key Management Personnel and their related parties are disclosed in the following tables:

		Opening Balance at 1 April $'000	Interest charged(a) $'000	Write-off $'000	Closing Balance at 31 March $'000	Number in group 31 March
Total for Key Management Personnel and their related parties	**2007**	**76,318**	**5,971**	**—**	**62,101**	**19**
	2006	47,578	6,035	—	80,730*	22
Total for Key Management Personnel	**2007**	**57,882**	**4,493**	**—**	**44,891**	**11**
	2006	34,999	2,590	—	62,293*	12

* Includes loans provided by the Bank to Mr Weiss and his related parties. Mr Weiss retired from the Executive Committee on 4 October 2005. As such, he was not a Key Management Person on 1 April 2006 and his loans have not been included in the opening balance.

Loans and other financial instrument transactions are made by the Bank in the ordinary course of business with related parties.

Certain loans are provided under zero cost collar and share appreciation facilities secured over Macquarie Bank shares under normal terms and conditions consistent with other customers and employees.

Prior period comparatives have been restated to include loans provided by mortgage securitisation entities to Key Management Personnel and their related parties. The application of AIFRS has resulted in these entities being consolidated.

Key Management Personnel including their related parties with loans above $100,000 at any time during the financial year:

For the year ended 31 March 2007

Name and position	Balance at 1 April 2006 $'000	Interest charged $'000(a)	Write-off $'000	Balance at 31 March 2007 $'000(b)	Highest in period $'000
Executive Directors					
D.S. Clarke	48,940	3,729	—	29,937	52,658
L.G. Cox	621	21	—	200	684
M.R.G. Johnson	220	5	—	20	220
Executives					
M. Carapiet	5,183	372	—	5,286	5,298
A.J. Downe	500	13	—	—	500
P.J. Maher	1,838	103	—	2,866	3,249
N.R. Minogue	5,054	349	—	4,618	6,379
N.W. Moore	6,848	908	—	12,891	12,891
W.R. Sheppard	100	3	—	—	100
G.C. Ward	739	107	—	1,727	1,727
Former					
W.J. Moss (c)	6,275	361	—	4,556	7,933

(a) All loans provided by the Bank to Directors and Executives are made in the ordinary course of business on an arm's-length basis and are entered into under normal terms and conditions consistent with other customers and employees. There have been no write-downs or allowances for doubtful debts.

(b) Or date of retirement if earlier.

(c) Mr W.J. Moss retired from the Executive Committee on 30 March 2007.

4.6 Loans continued

For the year ended 31 March 2006

Name and position	Balance at 1 April 2005 $'000	Interest charged $'000(a)	Write-off $'000	Balance at 31 March 2006 $'000(b)	Highest in period $'000
Executive Directors					
D.S. Clarke	31,304	4,276	–	48,940	50,505
L.G. Cox	636	52	–	621	636
M.R.G. Johnson	2,870	91	–	220	2,870
Executives					
M. Carapiet	71	363	–	5,183	8,025
A.J. Downe	500	61	–	500	500
P.J. Maher	530	96	–	1,838	1,859
N.R. Minogue	4,592	382	–	5,054	5,641
N.W. Moore	–	49	–	6,848	6,848
W.J. Moss	5,674	472	–	6,275	6,620
W.R. Sheppard	100	11	–	100	100
G.C. Ward	801	86	–	739	1,002
Former					
O. Weiss (c)	500	96	–	4,412	4,412

(a) All loans provided by the Bank to Directors and Executives are made in the ordinary course of business on an arm's-length basis and are entered into under normal terms and conditions consistent with other customers and employees. There have been no write-downs or allowances for doubtful debts.

(b) Or date of retirement if earlier.

(c) Mr Weiss retired from the Executive Committee on 4 October 2005.

4.7 Other disclosures

Other transactions and balances of Key Management Personnel and their related parties

The following Key Management Personnel have acquired Infrastructure Bonds and similar products from controlled entities within the Bank which have been financed with limited recourse loans and are subject to forward sale agreements. The loan repayments and proceeds arising from the forward sale agreement are subject to legal right of set-off and as such are not recognised for financial reporting purposes. The only amounts recognised by the economic entity in respect of these transactions are the annual contributions from the relevant Key Management Personnel which are brought to account as fee revenue. These transactions have been undertaken on terms and conditions consistent with other customers and employees.

	Consolidated 2007 $'000	Consolidated 2006 $'000
Total annual contributions from Key Management Personnel and their related parties in respect of Infrastructure Bonds and similar products	**16,817**	16,280

The annual contributions in respect of Infrastructure Bonds and similar products relate to the following Key Management Personnel:

Executive Directors
D.S. Clarke, L.G. Cox, M.R.G. Johnson

Non-Executive Directors
P.M. Kirby

Executives
J.K. Burke, M. Carapiet, A.J. Downe, P.J. Maher, N.R. Minogue, N.W. Moore, W.R. Sheppard, G.C. Ward

Former
W.J. Moss, O. Weiss

The following Key Management Personnel (including related parties) have entered into zero cost collar transactions with the Bank and other non related entities in respect of fully paid ordinary Bank shares. This has the effect of acquiring cash-settled put options against movements in the Bank's share price below current levels and disposing of the benefit of any share price movement above the nominated level. These are not related to any shares required to be held as part of the profit share retention arrangements as outlined in section 2.4.2.

		Transactions with the Bank	
Name and position	**Description**	Number of shares 2007	Number of shares 2006
Executive Directors			
D.S. Clarke*	Maturing June 2010	213,517	–
	Maturing August 2009	25,196	25,196
	Maturing June 2008	100,784	361,163
	Maturing May 2008	260,379	–
M.R.G. Johnson	Maturing August 2006	–	60,000
	Maturing December 2006	–	69,383
Executives			
M. Carapiet	Maturing August 2007	160,666	–
	Maturing August 2006	–	160,666
A.J. Downe**	Maturing December 2007	27,834	–
	Maturing August 2007	36,382	–
	Maturing August 2006	–	46,748
P.J. Maher	Maturing June 2006	–	4,039
N.R. Minogue	Maturing August 2007	11,500	–
G.C. Ward	Maturing August 2007	21,666	–
	Maturing August 2006	–	8,333

* In the prior year Mr Clarke also entered into a cash settled put option against 333,936 fully paid ordinary Bank shares. In addition, Mr Clarke has an indirect interest in cash-settled put options that are exercisable against 213,517 fully paid ordinary Bank shares.

** In the prior year Mr Downe also entered into a cash-settled put option against 70,560 fully paid ordinary Bank shares.

All other transactions with Key Management Personnel (including their personally related parties) were conducted on an arm's-length basis in the ordinary course of business and under normal terms and conditions for customers and employees. These transactions were trivial or domestic in nature and consisted principally of normal personal banking and financial investment services.

This is the end of the Remuneration Report.

Directors' equity participation

At 14 May 2007, the Directors have relevant interests, as notified by the Directors to the Australian Stock Exchange in accordance with the Corporations Act 2001 (Cth), in the following shares and share options of the Bank:

	Fully paid ordinary shares held at 14 May 2007	Share options held at 14 May 2007
D.S. Clarke	650,629	53,734*
M.R.G. Johnson	293,803	84,795*
A.E. Moss	404,236	511,000*
L.G. Cox	269,812	23,265*
J.G. Allpass	18,513	–
P.M. Kirby	9,772	–
C.B. Livingstone	7,550	–
H.K. McCann	11,359	–
J.R. Niland	5,959	–
H.M. Nugent	11,592	–

* These share options were issued pursuant to the Employee Option Plan and are subject to the exercise conditions applying to grants of options to Executive Directors, as described in note 36 to the full financial report – Employee equity participation.

During the financial year, Directors received dividends relating to their shareholdings in the Bank at the same rate as other shareholders.

The relevant interests of Directors as at 14 May 2007 in managed investment schemes made available by subsidiaries of the Bank and contracts that confer a right to call for or deliver shares in the Bank are listed on pages 93–94.

Directors' and officers' indemnification and insurance

Under the Bank's Constitution, the Bank indemnifies all past and present Directors and Secretaries of the Bank (including at this time the Directors named in this report and the Secretaries), and its wholly-owned subsidiaries, against every liability incurred by them in, and all legal costs incurred in defending or resisting (or otherwise in connection with) proceedings in which they become involved because of, their respective capacities unless:

- the liability is owed to the Bank or to a related body corporate;
- the liability did not arise out of conduct in good faith;
- the liability is for a pecuniary penalty order or a compensation order under the Corporations Act 2001;
- in the case of legal costs, the costs are incurred in defending or resisting a liability excluded above, criminal proceedings in which the person is found guilty or proceedings brought by the Australian Securities and Investments Commission or a liquidator where grounds for a court order are established (but excluding costs relating to investigations before commencement of proceedings for the court order), or the costs incurred in relation to proceedings for relief to the person under the Corporations Act 2001 in which the court denies relief;
- the Bank is forbidden by statute to indemnify the person against the liability or legal costs; or
- an indemnity by the Bank of the person against the liability or legal costs would, if given, be made void by statute.

Following approval by shareholders at the 1998 Annual General Meeting, the Bank entered into a Deed of Access, Indemnity and Insurance dated 4 August 1998 (Deed), which protects Directors acting as Directors during their term of office and after their resignation (except where an individual engages in conduct involving a lack of good faith). Under the Deed, the Bank agrees to:

- indemnify a current or past Voting Director to the full extent of the indemnity given in relation to officers of the Bank under its Constitution in force from time to time;
- take out and maintain a company reimbursement insurance policy and make available to Directors a Directors' and Officers' insurance policy (each policy to be in an amount and on terms and conditions appropriate for a reasonably prudent company in the Bank's position) for seven years after the Director ceases to be a Director of the Bank;
- loan funds to a Director to cover the Director's legal costs in defending a claim, repayable when the outcome of the proceedings is determined (where the outcome results in the Director having an indemnity for such legal costs, the loan will be repayable from the amount paid by the Bank to the Director under the indemnity); and
- grant access to Directors to all Board papers for at least seven years after the Director ceases to be a Director of the Bank, and access to other documents if the documents were in the Bank's possession at the time the Director was a Director and where it is not contrary to the Bank's interest for the documents to be provided.

Directors' and officers' indemnification and insurance continued

In addition, following the approval of shareholders at the 1999 Annual General Meeting, the Bank made an Indemnity and Insurance Deed Poll on 30 July 1999 (Deed Poll). The benefit of the undertakings made by the Bank under the Deed Poll have been given to each of the Directors, Secretaries, persons involved in the management and certain other persons, of the Bank, its wholly-owned subsidiaries and other companies where the person is acting as such at the specific request of the Bank or a wholly-owned subsidiary of the Bank. The Deed Poll provides for the same indemnity and insurance arrangements for those persons with the benefit of the Deed Poll as for the Deed of Indemnity, Access and Insurance described above. However, the Deed Poll does not provide for access to documents of the Bank.

Following the approval of shareholders at the 2000 Annual General Meeting, both the Deed and the Deed Poll were amended in a minor way to clarify the operation of the deeds with respect to the provision of loans to indemnified persons for legal costs and the requirement to repay such loans. From November 2005, each Director, each Secretary and other officers having the benefit of the indemnity provisions under the Bank's Constitution, the Deed and the Deed Poll was asked to agree that those indemnities would not apply to the extent to which an indemnity for any liability or legal costs is forbidden by Australian statute or would, if given, be made void by Australian statute. These limitations on the indemnities were subsequently adopted into the indemnity provisions of the Bank's Constitution with the approval of shareholders at the 2006 Annual General Meeting with the effect that this limitation now applies directly to the terms of the Deed and the Deed Poll.

The Bank maintains a Directors' and Officers' insurance policy that provides cover for each person in favour of whom such insurance is required to be taken out under the Deed and the Deed Poll and for the Bank in indemnifying such persons pursuant to the Deed and the Deed Poll. Individuals covered by the insurance policy pay the premium attributable to their direct coverage and the Bank pays the premium attributable to the company reimbursement coverage under the policy. The Directors' and Officers' insurance policy prohibits disclosure of the premium payable under the policy and the nature of the liabilities insured.

Directors' interests and benefits

A number of Directors have given written notices stating that they hold office in specified companies and accordingly are regarded as having a relevant interest in any contract or proposed contract that may be made between the Bank and any of these companies. Transactions between the Bank and any of these companies are on normal commercial terms and conditions.

Other than any benefit that may have been derived from loans and other financial instrument transactions provided by and to the Bank or a related entity and any amounts received in respect of previously accrued remuneration, no Director has, during the financial year and the period to the date of this report, become entitled to receive any benefit (other than a benefit included in the aggregate amount of emoluments received or due and receivable by Directors shown in this Report, or the fixed salary of a full-time employee of the Bank or of a related entity) by reason of a contract made by the Bank or a related entity with the Director, or with a firm of which he/she is a member, or with an entity in which he/she has a substantial financial interest.

Share options

Information on the Bank's share option scheme, options granted and shares issued as a result of the exercise of options during or since the end of the financial year is contained in note 36 to the full financial report – Employee equity participation.

No person holding an option has or had, by virtue of the option, a right to participate in a share issue of any other corporation.
No unissued shares, other than those referred to above, are under option as at the date of this report.

Directors' other relevant interests

The relevant interests of Directors as at 14 May 2007 in managed investment schemes made available by controlled entities of the Bank and other disclosable relevant interests are:

Name and position	Direct interests	Indirect interests
Executive Directors		
D.S. Clarke	– 285,575 Zero Cost Collars[2]	– 391,854.67 Macquarie Balanced Growth Fund Units – 500,000 Macquarie Investment Trust III A Units – 500,000 Macquarie Investment Trust IV A Units – 5,000 Macquarie Office Trust Units – 213,517 Cash Settled Put Options[1] – 100,784 Zero Cost Collar[3] – 428,865.49 Macquarie Cash Management Trust Units
M.R.G. Johnson	– 241,835 Macquarie Global Infrastructure Fund A Units – 241,835 Macquarie Global Infrastructure Fund B Units – 54,185 Macquarie Global Infrastructure Fund C Units – 54,178 Macquarie Global Infrastructure Fund D Units – 161,696 Macquarie Infrastructure Group Stapled Securities – 251,800 Macquarie Martin Place Trust Units	– 649,923 Macquarie Infrastructure Group Stapled Securities – 185,670.36 Macquarie Lazard Master Global Equities Fund
A.E. Moss	– 713,078 Macquarie Airports Stapled Securities – 500,000 Macquarie Communications Infrastructure Group Stapled Securities – 25,000 Macquarie Global Infrastructure Trust Units – 162,000 Macquarie Infrastructure Group Stapled Securities – 10,000 Macquarie Leisure Trust Units – 48,108.06 Macquarie Newton Australian Absolute Return Fund – 11,429 Macquarie Office Trust Units – 51,250 Macquarie Private Equity Trust Units – 100,000 Macquarie Technology Fund 1A Units – 421,333.14 Macquarie Cash Management Trust Units	– 250,000 Macquarie Capital Alliance Group Stapled Securities – 10,000 Macquarie CountryWide Trust Units – 6,334 Macquarie Office Trust Units – 357,332.65 Macquarie Cash Management Trust Units

Name and position	Direct interests	Indirect interests
L.G. Cox	– 938.93 Macquarie Cash Management Trust Units	– 605,800 High Yield Infrastructure Debt Trust Units – 189,236 Macquarie Airports Stapled Securities – 13,794.63 Macquarie Cash Management Trust Units – 40,000 MP Structured Fund Units – 63.71 Macquarie Cash Management Trust Units
Independent Directors		
J.G. Allpass		– 45,140 ConnectEast Group Stapled Securities – 170,006 Macquarie Airports Stapled Securities – 60,488 Macquarie Capital Alliance Group Stapled Securities – 39,058 Macquarie Communications Infrastructure Group Stapled Securities – 89,966 Macquarie CountryWide Trust Units – 142,774 Macquarie Direct Property Fund Units – 30,000 Macquarie Equinox Limited Class E Shares – 90,000 Macquarie Global Infrastructure Trust Units – 45,006.05 Macquarie Global Infrastructure Trust II Units – 123,761 Macquarie Infrastructure Group Stapled Securities – 20,000 Macquarie Media Group Stapled Securities – 75,718 Macquarie Office Trust Units – 10,000 Macquarie Private Capital Group Stapled Securities – 70,000 Macquarie Private Equity Trust Units – 60,000 Macquarie Private Equity Trust II Units
P.M. Kirby	– 146,707 ConnectEast Group Stapled Securities – 109,987 Macquarie Infrastructure Group Stapled Securities – 30,000 Macquarie Media Group Stapled Securities	– 27,800 Macquarie Infrastructure Group Stapled Securities – 76,954.66 Macquarie Cash Management Trust Units
C.B. Livingstone		– 18,813 Macquarie CountryWide Trust Units – 174,446.92 Macquarie Cash Management Trust Units
H.K. McCann		– 103,000 Macquarie Martin Place Trust Units – 12,500 Macquarie Capital Alliance Group Stapled Securities – 50,000 Macquarie Communications Infrastructure Group Stapled Securities – 110,000 Macquarie CountryWide Trust Units
J.R. Niland		– 58,000 Macquarie Capital Alliance Group Stapled Securities – 20,291 Macquarie Infrastructure Group Stapled Securities – 50,875 Macquarie Office Trust Units – 500 Macquarie Park Street Trust Reset Preference Units – 7,500 Macquarie Airports Stapled Securities
H.M. Nugent	– 26,524 Macquarie Airports Stapled Securities	– 372,407.90 Macquarie Cash Management Trust Units

(1) Cash-settled put options are exercisable against the Bank in relation to Bank shares pursuant to a Shared Appreciation Loan with the Bank. In relation to Mr Clarke, the two cash-settled put options in which Mr Clarke has an indirect interest are exercisable against 59,538 and 153,979, respectively, fully paid ordinary Bank shares.

(2) Mr Clarke entered into a Zero Cost Collar transaction with the Bank in respect of 153,296 fully paid ordinary Bank shares, which has the effect of acquiring cash-settled put options against movements in the Bank share price below the then current share price, and disposing of the benefit of any share price movements above a nominated level over the period from 16 May 2003 to 12 June 2008, in respect of those shares. Mr Clarke entered into a Zero Cost Collar transaction with the Bank in respect of 107,083 fully paid ordinary Bank shares, which has the effect of acquiring cash-settled put options against movements in the Bank share price below the then current share price, and disposing of the benefit of any share price movements above a nominated level over the period from 20 May 2003 to 12 June 2008, in respect of those shares. Mr Clarke entered into a Zero Cost Collar transaction with the Bank in respect of 25,196 fully paid ordinary Bank shares, which has the effect of acquiring cash-settled put options against movements in the Bank share price below the then current share price, and disposing of the benefit of any share price movements above a nominated level over the period from 19 August 2004 to 18 August 2009, in respect of those shares.

(3) A company in which Mr Clarke has a relevant interest entered into a Zero Cost Collar transaction with the Bank in respect of 100,784 fully paid ordinary Bank shares, which has the effect of acquiring cash-settled put options against movements in the Bank share price below the then current share price, and disposing of the benefit of any share price movements above a nominated level over the period from 16 May 2003 to 12 June 2008, in respect of those shares.

(4) The transactions in (1) to (3) above do not relate to Bank shares in respect of which the relevant persons are not permitted by Bank policy to minimise their equity risk.

Environmental regulations

The Bank and its controlled entities have policies and procedures in place that are designed to ensure that, where operations are subject to any particular and significant environmental regulation under a law of the Commonwealth or of a State or Territory, those obligations are identified and appropriately addressed.

The Directors have determined that there has not been any material breach of those obligations during the financial year.

Non-audit services

Details of the amounts paid or payable to the auditor of the Bank PricewaterhouseCoopers ("PwC"), and its related practices for non-audit services provided, during the year, is disclosed in note 47 to the full financial report – Audit and other services provided by PricewaterhouseCoopers ("PwC").

The Bank's external auditor policy, which is discussed in the Bank's Corporate Governance Statement contained in the 2007 Annual Review, states that the external auditor is not to provide non-audit services under which the auditor assumes the role of management, becomes an advocate for the Bank, or audits its own professional expertise. The policy also provides that significant permissible non-audit assignments awarded to external auditors must be approved in advance by the Board Audit and Compliance Committee or the Committee Chairman, as appropriate.

The Board Audit and Compliance Committee has reviewed a summary of non-audit services provided, during the year, by PwC and its related practices, and has confirmed that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001 (Cth) ("the Act"). This has been formally advised to the Board of Directors. Consequently, the Directors are satisfied that the provision of non-audit services, during the year, by the auditor and its related practices did not compromise the auditor independence requirements of the Act.

Auditors' independence declaration

A copy of the auditors' independence declaration, as required under section 307C of the Act, is set out in the Directors' Report Schedule 2 following this report.

Rounding of amounts

In accordance with Australian Securities and Investments Commission Class Order 98/0100 (as amended), amounts in the full Financial Report and Concise Report have been rounded off to the nearest million dollars unless otherwise indicated.

This report is made in accordance with a resolution of the Directors.

David Clarke
Non-Executive Chairman

Allan Moss
Managing Director and
Chief Executive Officer

Sydney
14 May 2007

Directors' experience and special responsibilities

David S Clarke, AO, BEc (Hons), Hon DScEcon (Syd), MBA (Harv) (age 65)
Non-Executive Chairman (Chairman since the Bank's inception in February 1985)
Chairman of the Board Nominating Committee
Chairman of the Board Risk Committee
Member of the Board Remuneration Committee
David Clarke has been Non-Executive Chairman of Macquarie Bank Limited since 1 April 2007. He was Executive Chairman of Macquarie Bank from its formation in 1985 until 31 March 2007. From 1971 to 1977, he was Joint Managing Director of Hill Samuel Australia Limited (predecessor to Macquarie Bank Limited), from 1977 to 1984 Managing Director and from 1984 Executive Chairman. He is also Chairman of McGuigan Simeon Wines Limited (since 27 November 1991), Macquarie Goodman Group (since 26 October 2000), Poole's Rock Wines Pty Ltd (since 1 May 1970), the Sydney University Football Club Foundation and the George Gregan Foundation. He is a member of the Investment Advisory Committee of the Australian Olympic Foundation, a member of the Harvard Business School Asia Advisory Board, a member of the Seoul International Business Advisory Council and the Bloomberg Asia Pacific Advisory Committee. He is also a member of Council of the Royal Agricultural Society of NSW and an honorary life member of the Financial Markets Foundation for Children. He is a member of the Corporate Governance Committee of the Australian Institute of Company Directors, Vice President of the Sydney University Cricket Club and a Director of The Clayton Utz Foundation. He was previously Chairman of the management companies of Macquarie ProLogis Trust (from 26 June 2002 until 31 March 2007), Macquarie Office Trust (from 30 June 1987 until 31 March 2007) and Macquarie Countrywide Trust (from 22 June 1995 until 31 March 2007). Mr Clarke is a resident of New South Wales.

Mark RG Johnson, LLB (Hons) (Melb), MBA (Harv) (age 66)
Non-Executive Deputy Chairman (Deputy Chairman since September 2000)
Executive Voting Director from February 1987 to March 2007
Member of the Board Corporate Governance Committee
Member of the Board Risk Committee
Mark Johnson joined Macquarie Bank in February 1987 as an Executive Director of the Bank and Chairman of its Corporate Services Division. He ceased to be an Executive of Macquarie Bank on 31 March 2007. He was joint Managing Director of Hill Samuel Australia Limited (predecessor to Macquarie Bank Limited) with David Clarke from 1971 to 1977 and an Executive Director of Hill Samuel & Co. London until 1980. He was founding Director of the Australian Bank in 1981 and resigned from that position in 1986 before rejoining Macquarie Bank. He is Chairman of AGL Energy Limited (director since 1988), Chairman of Macquarie Infrastructure Group (director since 19 February 1996) and a Life Governor of the Victor Chang Cardiac Research Institute Limited. He is Chairman of the APEC Business Advisory Council ("ABAC") and Chairman of the Australian Strategic Policy Institute.
Mr Johnson is a resident of New South Wales.

Allan E Moss, AO, BA LLB (Hons) (Syd), MBA (Harv) (age 57)
Managing Director and Chief Executive Officer since August 1993
Executive Voting Director since June 1989
Member of the Board Risk Committee
Allan Moss joined Hill Samuel Australia Limited (predecessor to Macquarie Bank Limited) in the Corporate Services Group in 1977 and in 1982 became a Director of Hill Samuel Australia Limited. In 1983, he led the team responsible for preparing the submission to the Australian Government for the formation of Macquarie Bank. The following year, he founded the Risk Management Group which is responsible for the Bank's credit and other prudential controls. In 1986, Mr Moss was made responsible for the Corporate Banking Group. He was appointed Head of the Financial Markets Group in 1988 and Deputy Managing Director the following year. Mr Moss became Managing Director in 1993. Mr Moss is a resident of New South Wales.

John G Allpass, FCA, FCPA, FAICD (age 66)
Independent Voting Director – joined the Board in January 1994
Member of the Board Audit and Compliance Committee
Member of the Board Remuneration Committee
Member of the Board Risk Committee
John Allpass is a Chartered Accountant and has 33 years experience in the accounting profession. He was Managing Partner of KPMG's Queensland practice for nine years until 1993. He was also a member of the KPMG National Board. He currently holds a number of other appointments including Chairman of Envestra Limited since July 2002 (director since 24 June 1997), Envic Holdings 2 Limited (director since 1 July 1999) and directorships of Queensland Investment Corporation and MBF Australia Limited, member of the Brisbane Advisory Board of the Salvation Army, Councillor of St John's College and Chairman of the National Trust St John's Cathedral Fund Raising Board. Mr Allpass is a resident of Queensland.

Laurence G Cox, AO, BCom (Melb), FCPA, SF Fin (age 68)
Voting Director since January 1996
Executive Voting Director since March 2004
Member of the Board Risk Committee
Laurie Cox joined the Board as a Non-Executive Director and also became Joint Chairman of Macquarie Corporate Finance Limited in January 1996. He was previously Executive Chairman of the Potter Warburg Group of Companies and a Director of S G Warburg Securities of London. Mr Cox was Chairman of Australian Stock Exchange Limited from 1989 to 1994. He was a Director of ASX from its inception in 1987, a Director of Securities Exchanges Guarantee Corporation from 1987 to 1995, and a member of the Executive Committee of the Internationale Bourses des Valeurs from 1990 to 1992. He is also a former member of the International Markets Advisory Board of The NASDAQ Stock Market (USA). He is currently an associate of ASX and on the Executive Committee of the Australia Japan Business Co-operation Committee. He is Chairman of SMS Management & Technology Limited (since 9 May 2001) and the Murdoch Childrens Research Institute and is a Director of Smorgon Steel Group Limited (director since 16 September 1998) and Research Australia Limited. He is a former Chairman of Transurban Group (from February 1996 to February 2007). He was appointed an Executive Director of the Bank in March 2004. Mr Cox is a resident of Victoria.

Peter M Kirby, BEc (Rhodes), BEc (Hons) (Natal), MA (Manch), MBA (Wits) (age 59)

Independent Voting Director – joined the Board in June 2003
Member of the Board Remuneration Committee
Member of the Board Risk Committee

Peter Kirby was the Managing Director and Chief Executive Officer of CSR Limited from 1998 to March 2003. He was a member of the Board of the Business Council of Australia from 2001 to 2003. Mr Kirby received the Centenary Medal in 2003. Prior to joining CSR, Mr Kirby was with the Imperial Chemical Industries PLC group ("ICI") for 25 years in a variety of senior management positions around the world, including Chairman/CEO of ICI Paints, responsible for the group's coatings businesses worldwide, and a member of the Executive Board of ICI PLC, with responsibility for ICI Americas and the western hemisphere. Mr Kirby is a Director of Orica Limited (since 22 July 2003) and the Beacon Foundation. He is a former Chairman and Director of Medibank Private Limited. Mr Kirby is a resident of Victoria.

Catherine B Livingstone, BA (Hons) (Macquarie), FCA, FTSE (age 51)

Independent Voting Director – joined the Board in November 2003
Chairman of the Board Audit and Compliance Committee
Member of the Board Risk Committee
Member of the Board Nominating Committee

Catherine Livingstone was the Managing Director of Cochlear Limited from 1994 to 2000. Prior to that she was the Chief Executive, Finance at Nucleus Limited and before that held a variety of finance and accounting roles including having been with chartered accountants, Price Waterhouse, for several years. Ms Livingstone was also previously Chairman of the CSIRO and a Director of Goodman Fielder Limited and Rural Press Limited. Ms Livingstone was awarded the Centenary Medal in 2003 for service to Australian Society in Business Leadership and was elected a Fellow of the Australian Academy of Technological Sciences and Engineering in 2002. She is a Director of Telstra Corporation Limited (since 17 November 2000) and a member of the Federal Education Minister's Business/Industry/ Higher Education Council. Ms Livingstone is a resident of New South Wales.

H Kevin McCann, AM, BA LLB (Hons) (Syd), LLM (Harv), FAICD (age 66)

Independent Voting Director – joined the Board in December 1996
Lead Independent Voting Director
Chairman of the Board Corporate Governance Committee
Member of the Board Audit and Compliance Committee
Member of the Board Risk Committee

Kevin McCann is a former Partner and Chairman of Allens Arthur Robinson, a leading firm of Australian lawyers. He was a Partner at the firm from 1970 to 2004. He practiced as a commercial lawyer specialising in Mergers and Acquisitions, Mineral and Resources Law and Capital Markets Transactions. He is Chairman of Healthscope Limited (since 11 March 1994), Origin Energy Limited (since 18 February 2000) and the Sydney Harbour Federation, a director of BlueScope Steel Limited (since 10 May 2002) and a Member of the Takeovers Panel, the Defence Procurement Advisory Board and the Council of the National Library of Australia. Mr McCann is a resident of New South Wales.

John R Niland, AC, BCom, MCom, HonDSc (UNSW), PhD (Illinois), DUniv (SCU), FAICD (age 66)

Independent Voting Director – joined the Board in February 2003
Member of the Board Corporate Governance Committee
Member of the Board Risk Committee
Member of the Board Audit and Compliance Committee

John Niland is a Professor Emeritus of the University of New South Wales (UNSW) and was Vice-Chancellor and President of UNSW from 1992 to 2002. Before that he was the Dean of the Faculty of Commerce and Economics. He is currently Chairman of the Centennial Park and Moore Park Trust and of Campus Living Funds Management Limited, President of the National Trust of Australia (NSW) and is a Director of the Australian Innovation Association. He is also a member of the University Grants Committee of Hong Kong and a member of the Board of Trustees of Singapore Management University, where he chairs the Finance and Remuneration Committee. Professor Niland is a former Chief Executive of the State Pollution Control Commission and Executive Chairman of the Environment Protection Authority. He has served on the Australian Universities Council, the Prime Minister's Science, Engineering and Innovation Council, the Boards of realestate.com.au Limited, St Vincent's Hospital and the Sydney Symphony Orchestra Foundation and the Sydney Olympic bid's Building Commission. Dr Niland is a resident of New South Wales.

Helen M Nugent, AO, BA (Hons), PhD (Qld), MBA (Harv) (age 58)

Independent Voting Director – joined the Board in June 1999
Chairman of Board Remuneration Committee
Member of Board Nominating Committee
Member of the Board Risk Committee

Helen Nugent has held a number of roles in the finance sector. She is currently Chairman of Funds SA and Swiss Re Life and Health (Australia) Limited and previously was Director of Strategy, Westpac Banking Corporation (1994 to 1999), a Non-Executive Director of the State Bank of New South Wales (1993 to 1994) and a Non-Executive Director of Mercantile Mutual (1992 to 1994). Currently, she is also a Director of Origin Energy Limited (since 25 March 2003) and Freehills and the Australian Institute of Company Directors as well as being part-time Executive Chairman of Hudson (Australia and New Zealand). She is a former director of UNiTAB (1999 to 2006) and Carter Colt Harvey (2003 to 2006). She was formerly Deputy Chairman of the Australia Council and Chairman of the Major Performing Arts Board of the Australia Council and in 1999, she was Chairman of the Ministerial Inquiry into the Major Performing Arts. Prior to joining Westpac, Dr Nugent was Professor in Management and Director of the MBA Program at the Australian Graduate School of Management and a partner at McKinsey and Company. Dr Nugent is a resident of New South Wales.

Company secretaries' qualifications and experience

Dennis Leong, BSc BE (Hons) (Syd), MCom (UNSW), CPA, FCIS
Company Secretary since 25 October 1993
Dennis Leong is an Executive Director of Macquarie Bank and Head of Macquarie Bank's Company Secretarial and Investor Relations Division, which is responsible for the Group's company secretarial requirements and professional risks insurances and Macquarie Bank's employee equity plans and investor relations. He has had over 13 years company secretarial experience and 12 years experience in corporate finance at Macquarie Bank and Hill Samuel Australia Limited.

Amelia Cho, BCom LLB (UNSW)
Assistant Company Secretary since 29 March 2001
Amelia Cho is an Associate Director of Macquarie Bank. Ms Cho has had 11 years experience in the Company Secretarial and Investor Relations Division at Macquarie Bank. She was previously an Associate Lawyer in the Commercial Division of Dunhill Madden Butler (now known as PricewaterhouseCoopers Legal). She holds a current practicing certificate with the Law Society of NSW.

Michael Panikian, BBus (UTS) CA F Fin
Assistant Company Secretary since 13 November 2006
Michael Panikian is an Associate Director of Macquarie Bank. Mr Panikian has nine years experience at Macquarie in a range of Financial Reporting, Human Resources and Company Secretarial roles. He was previously an Audit Supervisor at Coopers & Lybrand (now known as PricewaterhouseCoopers) and has worked in finance roles for other investment banks in London.

Auditors' Independence Statement

PRICEWATERHOUSECOOPERS

As lead auditor for the audit of Macquarie Bank Limited for the year ended 31 March 2007, I confirm that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit for the reporting period, and

b) no contraventions of any applicable code of professional conduct in relation to the audit for the reporting period.

This statement is in respect of Macquarie Bank Limited and the entities it controlled during the reporting period.

Ian Hammond

Ian Hammond
Partner

PricewaterhouseCoopers
Sydney
14 May 2007

Liability is limited by a scheme under Professional Standards Legislation

Consolidated income statement

	Notes	Consolidated 2007 $m	Consolidated 2006 $m
Interest and similar income		**4,632**	3,136
Interest expense and similar charges		**(3,904)**	(2,544)
Net interest income		**728**	592
Fee and commission income		**3,540**	2,842
Net trading income		**1,047**	876
Share of net profits of associates and joint ventures using the equity method		**242**	172
Other operating income		**1,676**	411
Impairment charges		**(52)**	(61)
Total operating income		**7,181**	4,832
Employment expenses		**(3,733)**	(2,407)
Brokerage and commission expenses		**(421)**	(366)
Occupancy expenses		**(226)**	(139)
Non-salary technology expenses		**(163)**	(128)
Other operating expenses		**(710)**	(505)
Total operating expenses		**(5,253)**	(3,545)
Operating profit before income tax		**1,928**	1,287
Income tax expense		**(377)**	(290)
Profit from ordinary activities after income tax		**1,551**	997
Profit attributable to minority interests		**(57)**	(52)
Profit attributable to equity holders of Macquarie Bank Limited		**1,494**	945
Distributions paid or provided on:			
Macquarie Income Securities	5	**(31)**	(29)
Profit attributable to ordinary equity holders of Macquarie Bank Limited		**1,463**	916
		Cents per share	
Basic earnings per share		**591.6**	400.3
Diluted earnings per share		**569.8**	382.3

The above consolidated income statement should be read in conjunction with the accompanying notes and discussion and analysis.

Consolidated balance sheet
as at 31 March 2007

	Notes	Consolidated 2007 $m	Consolidated 2006 $m
Assets			
Cash and balances with central banks		**3**	5
Due from banks		**6,120**	6,394
Cash collateral on securities borrowed and reverse repurchase agreements		**25,909**	13,570
Trading portfolio assets		**15,518**	14,246
Loan assets held at amortised cost		**45,796**	34,999
Other financial assets at fair value through profit and loss		**2,779**	2,104
Derivative financial instruments – positive values		**11,913**	10,978
Other assets		**10,444**	8,452
Investment securities available for sale		**6,060**	3,746
Intangible assets		**100**	150
Life investment contracts and other unit holder assets		**5,847**	5,183
Interest in associates and joint ventures using the equity method		**4,071**	3,463
Property, plant and equipment		**378**	292
Deferred income tax assets		**457**	240
Assets and disposal groups classified as held for sale		**994**	2,389
Total assets		**136,389**	106,211
Liabilities			
Due to banks		**4,127**	2,118
Cash collateral on securities lent and repurchase agreements		**7,489**	6,995
Trading portfolio liabilities		**15,922**	10,057
Derivative financial instruments – negative values		**11,069**	10,057
Deposits		**12,403**	9,267
Debt issued at amortised cost		**51,365**	39,022
Other financial liabilities at fair value through profit and loss		**5,552**	5,481
Other liabilities		**11,958**	9,553
Current tax liabilities		**132**	97
Life investment contracts and other unit holder liabilities		**5,781**	5,130
Provisions		**153**	132
Deferred income tax liabilities		**78**	157
Liabilities of disposal groups classified as held for sale		**170**	1,427
Total liabilities excluding loan capital		**126,199**	99,493
Loan capital			
Subordinated debt at amortised cost		**1,783**	1,115
Subordinated debt at fair value through profit and loss		**888**	266
Total liabilities		**128,870**	100,874
Net assets		**7,519**	5,337
Equity			
Contributed equity			
Ordinary share capital		**3,103**	1,916
Treasury shares		**(7)**	(2)
Macquarie Income Securities		**391**	391
Reserves		**380**	250
Retained earnings	2	**2,795**	1,934
Total capital and reserves attributable to equity holders of Macquarie Bank Limited		**6,662**	4,489
Minority interest		**857**	848
Total equity		**7,519**	5,337

The above consolidated balance sheet should be read in conjunction with the accompanying notes and discussion and analysis.

Consolidated statement of changes in equity for the financial year ended 31 March 2007

	Consolidated 2007 $m	Consolidated 2006 $m
Total equity at the beginning of the year	**5,337**	4,425
Adjustments on adoption of AASB 132 and AASB 139, net of tax:		
Retained profits		16
Reserves		71
Available for sale investments, net of tax	**77**	84
Associates and joint ventures	**(12)**	(2)
Cash flow hedges, net of tax	**8**	(2)
Exchange differences on translation of foreign operations	**(3)**	–
Net income recognised directly in equity	**70**	167
Profit from ordinary activities after income tax	**1,551**	997
Total recognised income and expense for the year	**1,621**	1,164
Transactions with equity holders in their capacity as equity holders:		
Contributions of equity, net of transaction costs	**1,160**	308
Dividends and distributions paid or provided	**(633)**	(550)
Minority interest:		
(Reduction)/contribution of equity, net of transaction costs	**(21)**	(12)
Changes in retained earnings due to acquisitions and disposals	**27**	–
Distributions paid or provided	**(54)**	(51)
Other equity movements:		
Share based payments	**87**	53
Net purchase of treasury shares	**(5)**	–
Total equity at the end of the year	**7,519**	5,337
Total recognised income and expense for the year is attributable to:		
Ordinary equity holders of Macquarie Bank Limited	**1,533**	1,088
Macquarie Income Securities holders	**31**	29
Minority interest	**57**	47
Total recognised income and expense for the year	**1,621**	1,164

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes and discussion and analysis.

Consolidated cash flow statement

	Consolidated 2007 $m	Consolidated 2006 $m
Cash flows from operating activities		
Interest received	4,461	3,069
Interest and other costs of finance paid	(3,828)	(2,301)
Dividends and distributions received	460	230
Fees and other non-interest income received	3,572	2,644
Fees and commissions paid	(380)	(443)
Net (payments)/receipts from trading securities and other financial assets/liabilities	(8,281)	(5,257)
Payments to suppliers	(797)	(827)
Employment expenses paid	(2,377)	(1,854)
Income tax paid	(626)	(353)
Life investment contract income	415	193
Life investment contract premiums received and other unit holder contributions	2,594	973
Life investment contracts payments	(2,469)	(1,187)
Assets and disposal groups classified as held for sale – net receipts/(payments) from operations	173	(2)
Loan assets (net)	(11,621)	(7,777)
Recovery of loans previously written-off	3	–
Net increase in money market and other deposit accounts	17,726	18,510
Net cash flows from operating activities	(975)	5,618
Cash flows from investing activities		
Payments for assets available for sale	(14,651)	(7,374)
Proceeds from the realisation of assets available for sale	13,762	7,173
Payments for interests in associates	(1,525)	(2,453)
Proceeds from the sale of associates	1,080	1,070
Proceeds from the sale of assets and disposal groups classified as held for sale	2,159	1,238
Payments for the acquisition of controlled entities, excluding disposal groups, net of cash acquired	(25)	(106)
Payments for the acquisition of assets and disposal groups classified as held for sale, net of cash acquired	(1,750)	(921)
Payments for life investment contracts and other unit holder investments	(6,083)	(5,327)
Proceeds from the sale of life investment contract investments	5,520	5,647
Payments for fixed assets	(199)	(262)
Proceeds from the sale of fixed assets	7	5
Net cash flows from investing activities	(1,705)	(1,310)
Cash flows from financing activities		
Proceeds from the issue of ordinary share capital	946	223
(Payments to)/proceeds from other minority interest	5	(2)
Repayment of subordinated debt	–	(26)
Issue of subordinated debt	1,394	–
Dividends and distributions paid	(472)	(520)
Net cash flows from financing activities	1,873	(325)
Net (decrease)/increase in cash	(807)	3,983
Cash and cash equivalents at the beginning of the financial year	9,133	5,150
Cash and cash equivalents at the end of the financial year	8,326	9,133

The above consolidated cash flow statement should be read in conjunction with the accompanying notes.

Discussion and Analysis of Income Statement

The economic entity achieved a profit from ordinary activities after income tax attributable to ordinary equity holders of $1,463 million (2006: $916 million), a 60% increase. The return on average ordinary shareholders' funds was 28.1%, against 26.0% in the previous financial year.

Total income from ordinary activities

Total income from ordinary activities increased by $2,349 million (49%) to $7,181 million at 31 March 2007.

Net interest income

Net interest income increased by $136 million (23%) to $728 million.

Interest and similar income rose by $1,496 million (48%) to $4,632 million, driven by growth in average interest bearing assets of $21,765 million (44%) and an increase in average interest rates due to the mix of assets employed.

Interest and similar charges increased by $1,360 million (53%) to $3,904 million, arising from growth in average interest bearing liabilities of $22,834 million (44%), rising interest rates during the year, and a change in the mix of liabilities.

Net fee and commission

Net fee and commission income increased by $698 million (25%) this financial year. Market conditions have been favourable for investment banking activities.

Net trading income

Net trading income increased by $171 million (20%) to $1,047 million, primarily from increased income on equity products.

Share of net profits of associates and joint ventures using the equity method

Share of net profits of associates and joint ventures using the equity method grew from $172 million to $242 million an increase of 41% due to the growth in interest in associates.

Other operating income

Other operating income increased by $1,265 million (308%) to $1,676 million, driven by profits from asset realisations.

Total expenses from ordinary activities

Total expenses from ordinary activities rose $1,708 million (48%) in the period primarily from increased employment expenses.

Income tax

The effective income tax rate decreased on the prior year (2007: 20.5%; 2006: 24.0%), reflecting the increase in offshore income and the rate differential on such income.

Earnings per share

Basic earnings per share increased from $4.00 per share for 2006 to $5.92 per share, reflecting the strong growth in earnings.

Dividends on ordinary share capital

The interim ordinary dividend paid during the financial year ended 31 March 2007 was $1.25 per fully paid ordinary share, 100% franked at 30% (2006: 90 cents per fully paid ordinary share, 90% franked at 30%).

Since year end, the Directors have recommended the payment of a final dividend. The final dividend will be $1.90 per fully paid ordinary share, 100% franked based on tax paid at 30% (Final dividend 2006: $1.25 per fully paid ordinary share, 100% franked at 30%).

Discussion and Analysis of Balance Sheet

Net assets increased from $5,337 million at 31 March 2006 to $7,519 million at 31 March 2007, a 41% rise.

Total assets

Total assets rose by 28% to $136,389 million at 31 March 2007, attributable to strong growth in cash collateral on securities borrowed and reverse repurchase agreements; trading portfolio assets; loan assets held at amortised cost; derivative financial instruments-positive values and investment securities available for sale.

Total liabilities

Total liabilities (excluding loan capital) rose 27% to $126,199 million at 31 March 2007, arising primarily from increases across cash collateral on securities lent and repurchase agreements; trading portfolio liabilities; derivative financial instruments-negative values and other financial liabilities at fair value through profit and loss. Subordinated debt increased by $1,290 million (93%) since 31 March 2006.

Total capital and reserves attributable to equity holders of the economic entity increased by $2,173 million (48%) to $6,662 million. The increase is due to the $700 million capital raising in May 2006, growth in retained earnings, reserves and ordinary share capital attributable to the exercise of options and the Dividend Reinvestment Plan.

The total capital adequacy ratio increased from 14.1% to 15.5% at 31 March 2007 and the Tier 1 ratio increased from 12.4% to 15.0% as at 31 March 2007. These movements were primarily the result of a growth in retained earnings and share capital exceeding the increase in risk weighted assets attributable to balance sheet growth over the year. These ratios remain in excess of the Bank's minimum ratios.

The Bank's credit ratings continue to reflect strong prudential controls and diversified earnings. During the financial year, the Bank maintained all its external credit ratings.

Discussion and Analysis of Cash Flow Statement

Cash flows from operating activities for the financial year was a net outflow of $975 million (2006: net inflow of $5,618 million).

Cash flows from investing activities was a net outflow of $1,705 million (2006: net outflow of $1,310 million).

Cash flows from financing activities was a net inflow of $1,873 million (2006: net outflow of $325 million). This was mainly due to the inflow of proceeds from the issue of share capital totalling $946 million (2006: $223 million) and the inflow of proceeds from the issue of subordinated debt totalling $1,394 million (2006: $nil). This was counteracted by the payment of dividends and distributions of $472 million (2006: $520 million).

Note 1. Basis of accounting

The concise financial report is derived from the full financial report of Macquarie Bank Limited and the entities that it controlled (together, "the economic entity") at the end of and during the financial year ended 31 March 2007, which is prepared in accordance with Australian Accounting Standards (which includes Australian Interpretations by virtue of AASB 1048), the Corporations Act 2001 and the Banking Act 1959. Compliance with Australian Accounting Standards ensures that the financial report complies with International Financial Reporting Standards.

The concise financial report has been prepared in accordance with Australian Accounting Standard AASB 1039: Concise Financial Reports and the relevant provisions of the Corporations Act 2001.

	Consolidated 2007 $m	Consolidated 2006 $m
Note 2. Retained earnings		
Balance at the beginning of the financial year	**1,934**	1,523
Adjustment on adoption of AASB 132 and AASB 139, net of tax		16
Profit attributable to equity holders of Macquarie Bank Limited	**1,494**	945
Distributions paid or provided on Macquarie Income Securities	**(31)**	(29)
Dividends paid on ordinary share capital	**(602)**	(521)
Total retained earnings	**2,795**	1,934
Note 3. Revenue		
Interest and similar income	**4,632**	3,136
Fee and commission income	**3,513**	2,819
Investment revenue and management fees from life investment contracts and other unit holder businesses	**613**	509
Net trading income	**1,047**	876
Profit on the sale of investment securities available for sale and associates and joint ventures	**810**	178
Other income (excluding profit on the sale of investment securities available for sale and associates and joint ventures)	**1,108**	405
Total revenue from operating activities	**11,723**	7,923

Note 4. Segment reporting

Primary segment – business

	Asset and wealth management $m	Financial markets $m	Investment banking $m	Lending $m	Total $m
				Consolidated 31 March 2007	
Income statement					
Revenue from external customers	2,327	2,806	3,236	3,071	11,440
Net operating income from disposal groups held for sale	–	–	41	–	41
Intersegmental revenue/(expense)	35	(530)	(242)	737	–
Share of net profits of associates and joint ventures using the equity method	195	38	9	–	242
Total revenue from ordinary activities	2,557	2,314	3,044	3,808	11,723
Operating profit from ordinary activities before income tax	494	376	883	175	1,928
Income tax (expense)	(132)	(42)	(157)	(46)	(377)
Profit from ordinary activities after income tax	362	334	726	129	1,551
Non-cash expenses: depreciation	(22)	(15)	(65)	(88)	(190)
Balance sheet					
Total assets	12,417	69,717	13,713	40,542	136,389
Total liabilities	9,163	86,920	4,319	28,468	128,870
Fixed assets acquired during the financial year	21	95	28	55	199
Intangible assets acquired during the financial year	–	9	25	13	47
Assets and disposal groups classified as held for sale	43	–	951	–	994
Interest in associates and joint ventures using the equity method	921	207	2,893	50	4,071
				Consolidated 31 March 2006	
Income statement					
Revenue from external customers	1,702	1,968	1,887	2,212	7,769
Net operating loss from disposal groups held for sale	–	–	(18)	–	(18)
Intersegmental revenue/(expense)	48	(280)	(138)	370	–
Share of net profits of associates and joint ventures using the equity method	155	3	17	(3)	172
Total revenue from ordinary activities	1,905	1,691	1,748	2,579	7,923
Operating profit from ordinary activities before income tax	345	292	480	170	1,287
Income tax (expense)	(104)	(38)	(104)	(44)	(290)
Profit from ordinary activities after income tax	241	254	376	126	997
Non-cash expenses: depreciation	(18)	(8)	(25)	(53)	(104)
Balance sheet					
Total assets	8,780	50,732	12,587	34,112	106,211
Total liabilities	7,385	63,768	5,488	24,233	100,874
Fixed assets acquired during the financial year	18	54	155	35	262
Intangible assets acquired during the financial year	33	24	71	2	130
Assets and disposal groups classified as held for sale	24	–	2,365	–	2,389
Interest in associates and joint ventures using the equity method	1,070	276	2,095	22	3,463

Note 4. Segment reporting continued

Secondary segment – geographical

Geographical segments have been determined based on where the transactions have been booked. The operations of the economic entity are headquartered in Australia. All locations below the reportable segment threshold have been collectively classified as other.

	Australia $m	Asia Pacific* $m	Europe $m	North America $m	Other $m	Total $m
					Consolidated 31 March 2007	
Revenue from external customers	**7,014**	**1,458**	**1,643**	**1,314**	**11**	**11,440**
Total assets	**69,983**	**12,593**	**37,559**	**14,808**	**1,446**	**136,389**
Fixed assets acquired during the financial year	**153**	**13**	**26**	**7**	**–**	**199**
Intangible assets acquired during the financial year	**11**	**10**	**9**	**17**	**–**	**47**
					Consolidated 31 March 2006	
Revenue from external customers	5,107	1,056	1,011	568	27	7,769
Total assets	75,626	7,950	14,284	7,723	628	106,211
Fixed assets acquired during the financial year	74	31	119	33	5	262
Intangible assets acquired during the financial year	86	12	8	24	–	130

* Excludes Australia as it is disclosed as a separate segment.

	Consolidated 2007 $m	Consolidated 2006 $m
Note 5. Dividends paid and distributions paid or provided		
i) Dividends paid		
Ordinary share capital		
Interim dividend paid ($1.25+ (2006: $0.90*) per share)	**312**	208
2006 Final dividend paid ($1.25+ (2005: $1.00*) per share)	**290**	224
2006 Special dividend paid ($nil (2005: $0.40*) per share)	**–**	89
Total dividends paid	**602**	521

+ These dividends were 100% franked at the 30% corporate tax rate.

* These dividends were 90% franked at the 30% corporate tax rate.

The Bank's Dividend Reinvestment Plan ("CRP") remains activated. The DRP is optional and offers ordinary shareholders in Australia and New Zealand the opportunity to acquire fully paid ordinary shares, without transaction costs, at a 2.5% discount to the prevailing market value with effect from the 2006 final dividend. A shareholder can elect to participate in or terminate their involvement in the DRP at any time. Details of fully paid ordinary shares issued pursuant to the DRP are included in note 31 – Contributed equity in the full financial report.

	Dividend per ordinary share	
Cash dividends per ordinary share (distribution of current year profits)	**$3.15**	$2.15

ii) Dividends not recognised at the end of the financial year

Since the end of the financial year the Directors have recommended the payment of the 2007 final dividend of $1.90 per fully paid ordinary share, 100% franked based on tax paid at 30%. The aggregate amount of the proposed dividend expected to be paid on 4 July 2007 out of retained profits at 31 March 2007, but not recognised as a liability at the end of the financial year, is $482 million. This amount has been estimated based on the number of shares eligible to participate as at 31 March 2007.

	Consolidated 2007 $m	Consolidated 2006 $m
Note 5. Dividends paid and distributions paid or provided continued		
iii) Distributions paid or provided		
Macquarie Income Securities		
Distributions paid (net of distributions previously provided)	**24**	23
Distributions provided	**7**	6
Total distributions paid or provided	**31**	29

The Macquarie Income Security ("MIS") is a stapled arrangement, which includes a perpetual preference share issued by the Bank. No dividends are payable under the preference shares until the Bank exercises its option to receive future payments of interest and principal under the other stapled security. Upon exercise, dividends are payable at the same rate, and subject to similar conditions, as the MIS. Dividends are also subject to Directors' discretion. The distributions paid/provided in respect of the MISs are recognised directly in equity in accordance with AASB 132: *Financial Instruments: Presentation*.

	Consolidated 2007 $m	Consolidated 2006 $m
Macquarie Income Preferred Securities		
Distributions paid (net of distributions previously provided)	**30**	27
Distributions provided	**24**	24
Total distributions paid or provided	**54**	51

The Macquarie Income Preferred Securities represent a minority interest of the consolidated entity. Accordingly, the distributions paid/provided in respect of the Macquarie Income Preferred Securities are recorded as movements in minority interest, as disclosed in note 32 – Reserves, retained earnings and minority interests in the full financial report. The Bank can redirect the payments of distributions under the convertible debentures to be paid to itself. Each debenture converts for 500 Bank preference shares at the Bank's discretion at any time, in certain circumstances (to meet capital requirements), or on maturity. Refer to Note 31 within the Full Financial Report for further details on these instruments.

	Consolidated 2007	Consolidated 2006
	Cents per share	
Note 6. Earnings per share		
Basic earnings per share	**591.6**	400.3
Diluted earnings per share	**569.8**	382.3

Reconciliation of earnings used in the calculation of basic and diluted earnings per share

	$m	$m
Profit from ordinary activities after income tax	**1,551**	997
(Profit) attributable to minority interests:		
Macquarie Income Preferred Securities	**(54)**	(51)
Other equity holders	**(3)**	(1)
Distributions paid or provided on:		
Macquarie Income Securities	**(31)**	(29)
Total earnings used in the calculation of basic and diluted earnings per share	**1,463**	916

	Number of shares	
Total weighted average number of ordinary shares used in the calculation of basic earnings per share	**247,313,494**	228,840,495
Weighted average number of shares used in the calculation of diluted earnings per share		
Weighted average fully paid ordinary shares	**247,313,494**	228,840,495
Potential ordinary shares:		
Weighted average options	**9,441,575**	10,790,865
Total weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted earnings per share	**256,755,069**	239,631,360

Information concerning the classification of securities

Options

Options granted to employees under the Employee Option Plan are considered to be potential ordinary shares and have been included in the calculation of diluted earnings per share to the extent to which they are dilutive. The issue price, which is equivalent to the fair value of the options granted, and exercise price used in this assessment incorporate both the amounts recognised as an expense up to the reporting date as well as the fair value of options yet to be recognised as an expense in the future.

Included in the balance of weighted average options are 1,998,451 (2006: 1,424,595) options that were converted, lapsed or cancelled during the financial year. There are a further 1,765,225 (2006: 10,241,098) options that have not been included in the balance of weighted average options on the basis that their strike price was greater than the average market price of the Bank's fully paid ordinary shares for the financial year ended 31 March 2007 and consequently, they are not considered to be dilutive.

Note 7. Acquisition and disposal of controlled entities
Entities acquired or consolidated due to change in control:

a) **Macquarie Small Caps Roads (an additional four toll roads: Central Alabama Assets; plus the Detroit Windsor Tunnel)**
On 12 May 2006, a subsidiary of the Bank acquired 100% of the assets in four toll road-related companies in Alabama, USA. Acquired on the same day was 100% of the equity of Macquarie North American Infrastructure, Inc, whose wholly owned subsidiary, The Detroit & Canada Tunnel Corporation is the controller under long-term concession of the US operations and operator under subcontract of the Canadian operations of the Detroit Windsor Tunnel.

b) East London Bus Group Holdings Limited
On 22 June 2006, a subsidiary of the Bank signed a sale and purchase agreement to acquire 100% of East London Bus Group Holdings Limited. The company owns and operates a bus and coach business in the United Kingdom.

c) Cervus Financial Corp
On 6 July 2006 a subsidiary of the Bank purchased a 100% interest in Cervus Financial Corp, a listed Canadian corporation with established mortgage servicing contracts and mortgage broker network.

d) Corona Energy Holdings Limited
On 31 July 2006, a subsidiary of the Bank, Macquarie Internationale Investments Limited, acquired 100% of the share capital of Corona Energy Holdings Limited, a United Kingdom non-domestic gas supply company.

e) Longview Oil and Gas
On 26 October 2006, a subsidiary of the Bank acquired 100% of the business assets of Longview Oil and Gas. The business is a series of operational oil and gas properties, gas processing plant and gas gathering infrastructure, located in Arkansas, USA.

Reconciliation of cash movement		
Cash consideration	**(544)**	(589)
Less cash acquired	**10**	279
Total cash outflow	**(534)**	(310)

The operating results of these entities have not had a material impact on the results of the economic entity.

There are no significant differences between the fair value of net assets acquired and the acquiree's carrying value of net assets other than the goodwill and other intangible assets noted above.

The 31 March 2006 comparatives relate to the acquisitions of Daegu East Circulation Road Company, S2Net Limited (formerly Open Telecommunications Limited), Korean Power Investment Co. Limited, ATM Solutions Australasia, The Steam Packet Group Limited, Smarte Carte Corporation, AHA Access Health Abbotsford Limited and AHA Access Health Vancouver Limited, Baldwin County Bridge Company LLC and Macquarie Cook Energy LLC (formerly Cook Inlet Energy Supply LLC).

Entities disposed of or deconsolidated due to change in control:

a) Macquarie Small Caps Roads
On 2 October 2006, a subsidiary of the Bank sold 100% of its interest in Macquarie Small Caps Roads.

b) Smarte Carte Corporation
On 20 November 2006, a subsidiary of the Bank sold part of its investment in Smarte Carte Corporation. A subsidiary of the Bank has retained a 10% interest.

c) East London Bus Group Holdings Limited
On 24 November 2006, a subsidiary of the Bank sold its interest in East London Bus Group Holdings Limited. A subsidiary of the Bank has retained a 10% interest.

d) The Steam Packet Group Limited
On 19 December 2006, a subsidiary of the Bank sold its interest in The Steam Packet Group Limited. A subsidiary of the Bank has retained a 10% interest.

e) Access Health Abbotsford Limited and Access Health Vancouver Limited
On 30 January 2007, a subsidiary of the Bank sold its interest in AHA Holdings Limited and Vancouver Health Holdings Limited.

f) Forward Steps Holdings Limited
On 13 December 2006, a subsidiary of the Bank, Macquarie Leisure Services Pty Limited, entered into a Share Sale Agreement to sell its interest in Forward Steps Holdings Limited ("FSHL"). The transaction settled on 2 February 2007.

PRICEWATERHOUSECOOPERS

Audit opinion
In our opinion, the concise financial report of Macquarie Bank Limited for the year ended 31 March 2007 complies with Australian Accounting Standard AASB 1039: *Concise Financial Reports.*

This opinion must be read in conjunction with the rest of our audit report.

Scope
The concise financial report and Directors' responsibility
The concise financial report comprises the consolidated balance sheet, consolidated income statement, consolidated cash flow statement, consolidated statement of changes in equity, discussion and analysis of and notes to the financial statements, and the Directors' declaration for Macquarie Bank Limited (the company) for the year ended 31 March 2007.

The Directors of the company are responsible for the preparation and presentation of the financial report in accordance with Australian Accounting Standard AASB 1039: Concise Financial Reports.

Audit approach
We conducted an independent audit of the concise financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the concise financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected. For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.

We also performed an independent audit of the full financial report of the company ended 31 March 2007. Our audit report on the full financial report was signed on 14 May 2007, and was not subject to any qualification.

In conducting our audit of the concise financial report, we performed procedures to assess whether in all material respects the concise financial report is presented fairly in accordance with Australian Accounting Standard AASB 1039: Concise Financial Reports.

We formed our audit opinion on the basis of these procedures, which included:

— testing that the information included in the concise financial report is consistent with the information in the full financial report, and
— examining, on a test basis, information to provide evidence supporting the amounts, discussion and analysis, and other disclosures in the concise financial report which were not directly derived from the full financial report.

Our procedures include reading the other information in the Annual Review to determine whether it contains any material inconsistencies with the concise financial report.

Independence
In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

PricewaterhouseCoopers

Ian Hammond

Ian Hammond
Partner

Sydney
14 May 2007

Liability limited by a scheme approved under Professional Standards Legislation.

Note 7. Acquisition and disposal of controlled entities continued

Aggregate details of the acquisitions (including disposal groups) are as follows:

	2007 $m	2006 $m
Fair value of net assets acquired		
Cash and other financial assets	**103**	182
Derivatives and financial instruments – positive values	**39**	269
Fixed assets	**8**	28
Intangible assets	**14**	112
Assets of disposal groups classified as held for sale	**1,189**	2,271
Derivative financial instruments – negative values	**–**	(254)
Payables, provisions and borrowings	**(135)**	(197)
Liabilities of disposal groups classified as held for sale	**(674)**	(1,660)
Minority interest in disposal groups classified as held for sale	**–**	(151)
Total fair value of net assets acquired	**544**	600
Purchase consideration		
Cash consideration	**544**	589
Deferred consideration	**–**	76
Total purchase consideration	**544**	665
Reconciliation of cash movement		
Cash consideration	**(544)**	(589)
Less cash acquired	**10**	279
Total cash outflow	**(534)**	(310)

The operating results of these entities have not had a material impact on the results of the economic entity.

There are no significant differences between the fair value of net assets acquired and the acquiree's carrying value of net assets other than the goodwill and other intangible assets noted above.

The 31 March 2006 comparatives relate to the acquisitions of Daegu East Circulation Road Company, S2Net Limited (formerly Open Telecommunications Limited), Korean Power Investment Co. Limited, ATM Solutions Australasia, The Steam Packet Group Limited, Smarte Carte Corporation, AHA Access Health Abbotsford Limited and AHA Access Health Vancouver Limited, Baldwin County Bridge Company LLC and Macquarie Cook Energy LLC (formerly Cook Inlet Energy Supply LLC).

Entities disposed of or deconsolidated due to change in control:

a) Macquarie Small Caps Roads
On 2 October 2006, a subsidiary of the Bank sold 100% of its interest in Macquarie Small Caps Roads.

b) Smarte Carte Corporation
On 20 November 2006, a subsidiary of the Bank sold part of its investment in Smarte Carte Corporation. A subsidiary of the Bank has retained a 10% interest.

c) East London Bus Group Holdings Limited
On 24 November 2006, a subsidiary of the Bank sold its interest in East London Bus Group Holdings Limited. A subsidiary of the Bank has retained a 10% interest.

d) The Steam Packet Group Limited
On 19 December 2006, a subsidiary of the Bank sold its interest in The Steam Packet Group Limited. A subsidiary of the Bank has retained a 10% interest.

e) Access Health Abbotsford Limited and Access Health Vancouver Limited
On 30 January 2007, a subsidiary of the Bank sold its interest in AHA Holdings Limited and Vancouver Health Holdings Limited.

f) Forward Steps Holdings Limited
On 13 December 2006, a subsidiary of the Bank, Macquarie Leisure Services Pty Limited, entered into a Share Sale Agreement to sell its interest in Forward Steps Holdings Limited ("FSHL"). The transaction settled on 2 February 2007.

Note 7. Acquisition and disposal of controlled entities continued

Aggregate details of the disposals are as follows:

	2007 $m	2006 $m
Carrying value of assets and liabilities disposed of		
Cash and other financial assets	**2**	—
Assets of disposal groups classified as held for sale	**3,015**	1,099
Fixed assets	**1**	—
Intangible assets	**21**	—
Liabilities of disposal groups classified as held for sale	**(2,361)**	(687)
Payables and provisions	**(1)**	—
Minority interest in disposal groups classified as held for sale	**—**	(139)
Total carrying value of assets and liabilities disposed of	**677**	273
Reconciliation of cash movement		
Cash received*	**1,125**	460
Less:		
Investment retained	**(61)**	(110)
Cash deconsolidated	**(163)**	(102)
Total cash inflow	**901**	248

* Cash received includes the repayment of intercompany debt in the 31 March 2006 financial year.

The 31 March 2006 comparatives relate to the deconsolidation of RG Capital and DMG Regional Radio, Daegu East Circulation Road Company and Korean Power Investment Co. Limited.

Note 8. Events occurring after reporting date

There were no material post balance sheet events occurring after the reporting date requiring disclosure in these financial statements.

Note 9. Full financial report

Further financial information can be obtained from the full financial report which is available, free of charge, on request from the Bank. A copy may be requested by calling (61 2) 8232 3333. Alternatively, both the full financial report and the concise financial report can be accessed via the internet at: http://www.macquarie.com.au.

Directors' declaration

The Directors declare that in their opinion, the concise financial report of the economic entity for the financial year ended 31 March 2007 as set out on pages 100 to 112 complies with Australian Accounting Standard AASB 1039: *Concise Financial Reports.*

The financial statements and specific disclosures included in this concise financial report have been derived from the full financial report for the financial year ended 31 March 2007.

The concise financial report cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the economic entity as the full financial report, which as indicated in note 9, is available on request.

This declaration is made in accordance with a resolution of the Directors.

David Clarke
Non-Executive Chairman

Allan Moss
Managing Director and
Chief Executive Officer

Sydney 14 May 2007

Independent audit report to the members of Macquarie Bank Limited

PRICEWATERHOUSECOOPERS

Audit opinion

In our opinion, the concise financial report of Macquarie Bank Limited for the year ended 31 March 2007 complies with Australian Accounting Standard AASB 1039: *Concise Financial Reports.*

This opinion must be read in conjunction with the rest of our audit report.

Scope

The concise financial report and Directors' responsibility

The concise financial report comprises the consolidated balance sheet, consolidated income statement, consolidated cash flow statement, consolidated statement of changes in equity, discussion and analysis of and notes to the financial statements, and the Directors' declaration for Macquarie Bank Limited (the company) for the year ended 31 March 2007.

The Directors of the company are responsible for the preparation and presentation of the financial report in accordance with Australian Accounting Standard AASB 1039: Concise Financial Reports.

Audit approach

We conducted an independent audit of the concise financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the concise financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected. For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.

We also performed an independent audit of the full financial report of the company ended 31 March 2007. Our audit report on the full financial report was signed on 14 May 2007, and was not subject to any qualification.

In conducting our audit of the concise financial report, we performed procedures to assess whether in all material respects the concise financial report is presented fairly in accordance with Australian Accounting Standard AASB 1039: Concise Financial Reports.

We formed our audit opinion on the basis of these procedures, which included:

- testing that the information included in the concise financial report is consistent with the information in the full financial report, and
- examining, on a test basis, information to provide evidence supporting the amounts, discussion and analysis, and other disclosures in the concise financial report which were not directly derived from the full financial report.

Our procedures include reading the other information in the Annual Review to determine whether it contains any material inconsistencies with the concise financial report.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001.*

PricewaterhouseCoopers

Ian Hammond
Partner

Sydney
14 May 2007

Liability limited by a scheme approved under Professional Standards Legislation.

With the exception of 31 March 2005, the financial information presented below has been based on the accounting standards adopted at each reporting date. The financial information for the periods ended 31 March 2005 and later are based on results reported under Australian Accounting Standards that incorporate International Financial Reporting Standards.

Years ended 31 March	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
Income statement ($ million)										
Total income from ordinary activities	757	904	1,337	1,649	1,822	2,155	2,823	4,197	4,832	**7,181**
Total expenses from ordinary activities	(590)	(686)	(1,036)	(1,324)	(1,467)	(1,695)	(2,138)	(3,039)	(3,545)	**(5,253)**
Operating profit before income tax	167	218	301	325	355	460	685	1,158	1,287	**1,928**
Income tax expense	(26)	(53)	(79)	(53)	(76)	(96)	(161)	(288)	(290)	**(377)**
Profit for the year	141	165	222	272	279	364	524	870	997	**1,551**
Macquarie Income Preferred Securities distributions	–	–	–	–	–	–	–	(28)	(51)	**(54)**
Other minority interests	–	–	–	1	–	(3)	(3)	(1)	(1)	**(3)**
Macquarie Income Securities distributions	–	–	(12)	(31)	(29)	(28)	(27)	(29)	(29)	**(31)**
Profit attributable to ordinary equity holders	141	165	210	242	250	333	494	812	916	**1,463**
Balance sheet ($ million)										
Total assets	7,929	9,456	23,389	27,848	30,234	32,462	43,771	67,980	106,211	**136,389**
Total liabilities	7,348	8,805	22,154	26,510	27,817	29,877	40,938	63,555	100,874	**128,870**
Net assets	581	651	1,235	1,338	2,417	2,585	2,833	4,425	5,337	**7,519**
Risk-weighted assets	4,967	4,987	8,511	9,860	10,651	10,030	13,361	19,771	28,751	**39,386**
Total loan assets	3,158	4,002	6,518	7,785	9,209	9,839	10,777	28,425	34,999	**45,796**
Impaired assets (net of provisions)	12	44	23	31	49	16	61	42	85	**88**
Share information										
Cash dividends per share (cents per share)										
Interim	21	30	34	41	41	41	52	61	90	**125**
Final	30	38	52	52	52	52	70	100	125	**190**
Special	–	–	–	–	–	50	–	40	–	**-**
Total	51	68	86	93	93	143	122	201	215	**315**
Basic earnings per share (cents per share)	88.1	101.3	124.3	138.9	132.8	164.8	233.0	369.6	400.3	**591.6**
Share price at 31 March ($) (a)	14.35	19.10	26.40	27.63	33.26	24.70	35.80	48.03	64.68	**82.75**
Ordinary share capital (million shares) (b)	157.6	161.1	171.2	175.9	198.5	204.5	215.9	223.7	232.4	**253.9**
Market capitalisation at 31 March (fully paid ordinary shares) ($ million)	2,262	3,077	4,520	4,860	6,602	5,051	7,729	10,744	15,032	**21,010**
Ratios										
Return on average ordinary shareholders' funds	26.1%	26.8%	28.1%	27.1%	18.7%	18.0%	22.3%	29.8%	26.0%	**28.1%**
Payout ratio	57.9%	67.2%	70.0%	67.5%	73.6%	87.4%(c)	53.2%	53.2%	54.4%	**54.3%**
Tier 1 ratio	11.7%	13.0%	14.5%	12.9%	17.8%	19.0%	16.2%	14.4%	12.4%	**15.0%**
Capital adequacy ratio	16.4%	17.3%	18.4%	16.0%	19.4%	21.4%	19.9%	21.2%	14.1%	**15.5%**
Expense/income ratio	77.9%	75.9%	77.5%	80.3%	80.5%	78.7%	75.7%	72.4%	73.4%	**73.2%**
Impaired assets as % of loan assets (excluding securitisation SPVs and segregated futures funds)	0.4%	1.1%	0.3%	0.4%	0.5%	0.2%	0.6%	0.3%	0.5%	**0.4%**
Net loan losses as % of loan assets (excluding securitisation SPVs and segregated futures funds)	0.0%	0.1%	0.1%	0.1%	0.2%	0.0%	0.3%	0.2%	0.2%	**0.1%**
Assets under management ($ billion) (d)	21.4	22.8	26.3	30.9	41.3	52.3	62.6	96.7	140.3	**197.2**
Staff numbers (e)	2,474	3,119	4,070	4,467	4,726	4,839	5,716	6,556	8,183	**10,023**

(a) The Bank's ordinary shares were quoted on the Australian Stock Exchange on 29 July 1996

(b) Number of fully paid ordinary shares at 31 March, excluding options and partly paid shares.

(c) The special dividend for 2003 was paid to release one-off franking credits to shareholders on entry into tax consolidation. Excluding the special dividend of 50 cents per share, the payout ratio would have been 56.8%.

(d) The methodology used to calculate assets under management was revised in September 2005. Comparatives at 31 March 2005 have been restated in accordance with the revised methodology.

(e) Includes both permanent staff (full time, part time and fixed term) and contractors (including consultants and secondees).

Investor information

Website
To view Annual and Interim Reports, presentations, dividend information and other investor information, visit www.macquarie.com.au/shareholdercentre

Shareholder calendar
Shareholders may like to note the following key dates:

2007

Date	Event
15 May	Full-year result announcement
25 May	Record date for ordinary final dividend
4 July	Payment of ordinary final dividend
16 July	MIS distribution
19 July	2007 Annual General Meeting
30 September	First half financial year end
15 October	MIS distribution; MIPS distribution
13 November	Half-year result announcement
23 November	Record date for ordinary interim dividend
14 December	Payment of ordinary interim dividend

2008

Date	Event
15 January	MIS distribution
31 March	Full-year financial year end
15 April	MIS distribution; MIPS distribution

2007 Annual General Meeting
The 2007 Annual General Meeting of the Bank will be held at 10.30 am on Thursday, 19 July 2007 at The Westin Sydney, in the Grand Ballroom, Lower Level, No. 1 Martin Place, Sydney, NSW. Details of the business of the meeting are contained in the separate Notice of Annual General Meeting sent to security holders.

Cost minimisation
Consolidation of duplicate holdings: We incur registry costs on an individual Securityholder basis, therefore, if you have more than one holding and would like to consolidate them, please call Computershare on 1300 554 096.

Direct Credit: Having your dividend directly credited to your bank or building society account provides a fast, safe and convenient method of receiving your dividend. It is also the most cost effective method of paying dividends.

eTree: Macquarie Bank is a foundation member of eTree, a joint venture between Computershare and Landcare Australia which provides an environmental incentive to shareholders of Australian companies to elect to receive shareholder communications electronically. For every shareholder who registers an email address, Macquarie donates $2 to Landcare Australia to support reforestation projects in the shareholder's state/territory.

If you are a New Zealand shareholder your donation will support a reforestation project in New Zealand, and for all other overseas shareholders the donations will be equally divided between these eTree projects.

Not only does this help the environment, it also ensures we can deliver information to shareholders more quickly while reducing the costs of paper, printing and postage. Shareholders can register for eTree at www.eTree.com.au/macquarie

Annual/Interim Reports: Shareholders not wishing to receive the Annual Report should advise the share registry in writing so that their names can be removed from the mailing list. Shareholders automatically receive the Concise Report unless they advise the share registry otherwise.

Shareholders can also nominate to receive email notification of the release of the Annual and Interim Reports, and then access these documents via a link to the Bank's website. See the eTree section above.

Stock exchange listing
Fully paid ordinary shares issued by Macquarie Bank Limited and Macquarie Income Securities are quoted on the Australian Stock Exchange. Macquarie Bank's code on the Australian Stock Exchange is MBL and the Macquarie Income Securities' code is MBLHB. Macquarie Bank also has debt securities and debentures quoted on the Luxembourg Stock Exchange and the Channel Islands Stock Exchange respectively.

American Depository Receipt (ADR) Program
In June 2005, Macquarie Bank Limited (MBL) established an ADR program which enables US investors to trade Macquarie Bank shares in US dollars.

MBL ADRs are negotiable certificates issued by the Bank of New York, with one ADR representing one MBL share. They are traded under the symbol MQBKY and are classified as Level 1. They are not listed on any exchange and are traded over-the-counter via brokers.

The register of ADRS is kept at:

The Bank of New York
Investor Services
PO Box 11258
Church Street Station
New York NY 10286-1258
USA.

Toll-free telephone number for domestic callers:
1-888-BNY-ADRs

Telephone number for international callers:
+1-212-815-3700

Further information can be found at www.stockbny.com
or by emailing shareowners@bankofny.com

Dividend details – Macquarie Bank Limited
Macquarie Bank Limited generally declares a dividend on its fully paid ordinary shares twice a year following the announcements in May and November of the Bank's final and interim results. The proposed dates for the 2007 final dividend and 2008 interim dividend are listed below:

Dividend announced	Record date	Proposed payment date
15 May 2007	25 May 2007	4 July 2007
13 November 2007	23 November 2007	14 December 2007

Dividend Reinvestment Plan (DRP)
The DRP allows shareholders to apply their dividends to acquire new MBL shares rather than receiving dividends in cash. Shares are allotted at the market value (as defined by DRP rules) minus a 2.5% discount.

To participate in the DRP, or to make changes to your DRP participation, contact Computershare on 1300 554 096.

Distribution details - Macquarie Finance Limited
Macquarie Finance Limited makes interest payments quarterly in arrears on or about 15 January, 15 April, 15 July and 15 October each year. Dates and payment rates are listed at www.macquarie.com.au/shareholdercentre

Voting rights
Ordinary shares
At meetings of members or classes of members each member may vote in person or by proxy, attorney or (if the member is a body corporate) corporate representative. On a show of hands every person present who is a member or a representative of a member has one vote and on a poll every member present in person or by proxy or attorney has:

i) one vote for each fully paid share held; and

ii) that proportion of a vote for any partly paid ordinary share held that the amount paid on the partly paid share bears to the total issue price of the share.

Macquarie Income Securities
Holders of Macquarie Income Securities, as holders of a stapled security that includes a preference share, have:

(a) the right to vote at any general meeting of the Bank only in each of the following circumstances:

i) during a period when two consecutive Semi-annual Dividends (as defined in the preference share terms) due and payable on the preference shares have not been paid in full, and no Optional Dividend (as defined in the preference share terms) has been paid;

ii) on any proposal to reduce the Bank's share capital;

iii) on any resolution to approve the terms of a buy-back agreement;

iv) on any proposal that affects the rights attaching to the preference shares;

v) on a proposal to wind up the Bank;

vi) on any proposal for the disposal of the whole of the Bank's property, business and undertaking;

vii) during the winding up of the Bank; and;

(b) the same voting rights, in those circumstances, as holders of ordinary shares (as set out above).

Macquarie Income Preferred Securities
Unpaid preference shares were issued by the Bank as part of the Macquarie Income Preferred Securities issue. Whilst these preference shares remain unpaid, they have no voting rights. If paid up, these preference shares will have the same voting rights as holders of Macquarie Income Securities, except that instead of having a right to vote in situation (a)(i) above, they have a right to vote at any general meeting of the Bank during a period in which a dividend has been declared on the preference shares but which has not been paid in full by the relevant dividend payment date.

Investor information

Fully paid ordinary shares

Twenty largest ordinary shareholders at 7 May 2007	Ordinary shares	% of Ordinary shares
JP Morgan Nominees Australia Limited	40,197,989	15.83
HSBC Custody Nominees (Australia) Limited	37,719,684	14.85
National Nominees Limited	33,487,302	13.19
ANZ Nominees Limited <Cash Income a/c>	11,696,286	4.61
Citicorp Nominees Pty Limited	8,191,973	3.23
Queensland Investment Corporation	5,252,284	2.07
Cogent Nominees Pty Limited	4,242,413	1.67
Argo Investments Limited	3,780,360	1.49
Citicorp Nominees Pty Limited <CFS Wsle Geared Shr Fnd a/c>	2,931,248	1.15
AMP Life Limited	2,852,289	1.12
Citicorp Nominees Pty Limited <CFS Wsle Imputation Fnd a/c>	1,674,996	0.66
UBS Nominees Pty Ltd <116C a/c>	1,510,000	0.59
Australian Reward Investment Alliance	1,134,559	0.45
Citicorp Nominees Pty Limited <CFS Imputation Fund a/c>	1,093,321	0.43
Cogent Nominees Pty Limited <SMP Accounts>	985,951	0.39
UBS Wealth Management Australia Nominees Pty Ltd	966,730	0.38
ANZ Nominees Limited <Income Reinvest Plan a/c>	841,195	0.33
RBC Dexia Investor Services Australia Nominees Pty Limited <Pipooled a/c>	832,716	0.33
Suncorp Custodian Services Pty Limited <AET>	825,963	0.33
Citicorp Nominees Pty Limited <CFS Wsle Aust Share Fnd a/c>	746,892	0.29
	160,964,151	63.39

Substantial shareholders

At 7 May 2007 the following shareholders were registered by the Company as a substantial shareholder, having declared a relevant interest in accordance with the Corporations Act 2001 (Cth), in the voting shares below:

Holder	Ordinary shares	Date of notice
Capital Group of Companies	18,168,263	19 February 2007
AXA Asia Pacific Holdings Limited	12,833,303	22 February 2007
Barclays Global Investors Australia Limited	12,905,573	29 March 2007

Spread of ordinary shareholdings

Details of the spread of ordinary shareholders at 7 May 2007 were as follows:

Range	Shareholders	Shares
1 – 1,000	59,613	18,835,302
1,001 – 5,000	9,877	20,148,216
5,001 – 10,000	965	6,813,798
10,001 – 100,000	904	24,212,892
100,001 shares and over	122	183,930,997
	71,481	253,941,205

493 shareholders (representing 1,201 fully paid shares) held less than a marketable parcel.

All 34,658,099 options on issue at 7 May 2007 are held by Bond Street Custodians Limited as nominee for participants in the Bank's Option Plans.

Macquarie Income Securities

Twenty largest Macquarie Income Security holders at 7 May 2007	Macquarie Income Securities	% of Macquarie Income Securities
HSBC Custody Nominees (Australia) Limited	353,324	8.83
JP Morgan Nominees Australia Limited	239,225	5.98
RBC Dexia Investor Services Australia Nominees Pty Limited <MLCI a/c>	136,945	3.42
Questor Financial Services Limited <TPS RF a/c>	97,912	2.45
ANZ Nominees Limited <Cash Income a/c>	59,079	1.48
Australian Executor Trustees Limited <No 1 a/c>	41,561	1.04
UBS Wealth Management Australia Nominees Pty Ltd	29,442	0.74
Temple Society Central Fund (Aust)	25,500	0.64
Custodial Services Limited	25,386	0.63
Citicorp Nominees Pty Limited <CFSIL Cwlth Spec 5 a/c>	22,341	0.56
ANZ Executors & Trustee Company Limited <The JO & JR Wicking a/c>	15,100	0.38
Argo Investments Limited	15,000	0.38
Catholic Church Endowment Society Incorporated	15,000	0.38
RBC Dexia Investor Services Australia Nominees Pty Limited <NMSMT a/c>	14,685	0.37
Carmichael Group Investments Pty Ltd	14,220	0.36
Tasmatex Pty Ltd	13,534	0.34
Questor Financial Services Limited <TPS PIP a/c>	12,982	0.32
Albert Investments Pty Ltd	10,000	0.25
Mrs Yvonne Marjan Black	10,000	0.25
Local Government Finance Authority of South Australia	10,000	0.25
	1,161,236	29.05

Spread of Macquarie Income Securities

Details of the spread of Macquarie Income Security holders at 7 May 2007 were as follows:

	Holders	Securities
1 – 1,000	6,948	1,929,668
1,001 – 5,000	377	761,028
5,001 – 10,000	24	178,068
10,001 – 100,000	14	401,742
100,001 securities and over	3	729,494
	7,366	4,000,000

Three holders (representing three Macquarie Income Securities) held less than a marketable parcel.

Macquarie Income Preferred Securities

As at 7 May 2007, all 7,000 convertible debentures and all 350,000 unpaid preference shares, issued by the Bank as part of the Macquarie Income Preferred Securities issue, were held by one holder, Macquarie Capital Funding L.P. The registers in respect of the preference shares and convertible debentures are kept at the Bank's principal administrative office at No. 1 Martin Place, Sydney, NSW, 2000; telephone number +61 2 8232 3333.

Enquiries
Investors who wish to enquire about any matter relating to their Macquarie Bank Limited shareholding or Macquarie Income Securities holding are invited to contact the Share Registry office below or visit its internet site at:
Website: www.computershare.com

Computershare Investor Services Pty Limited
GPO Box 242
Melbourne Victoria 8060 Australia
Telephone: +61 3 9415 4000
Freecall: 1300 554 096

Facsimile: +61 2 8234 5050
Email: sydney.services@computershare.com.au
Website: www.computershare.com

Any other enquiries relating to your Macquarie Bank share investment or Macquarie Income Securities can be directed to:

Investor relations
Macquarie Bank Limited
Level 15, No. 1 Martin Place
Sydney New South Wales 2000 Australia
Telephone: +61 2 8232 5006
Facsimile: +61 2 8232 4330
Email: macquarie.shareholders@macquarie.com
Website: www.macquarie.com.au/shareholdercentre

The Bank's company secretary, Dennis Leong, may be contacted on the numbers above.

Designed by Frost Design, Sydney Print management by Octopus Solutions

Macquarie Bank Head Office
No.1 Martin Place
Sydney NSW 2000
Australia

Tel: +61 2 8232 3333
Fax: +61 2 8232 3350

Registered Office
Macquarie Bank Limited
Level 3, 25 National Circuit
Forrest ACT 2603
Australia

Tel: +61 2 6225 3000

The Macquarie Bank 2007 annual report is printed on Media Print, an EMAS accredited paper stock which is totally chlorine free. EMAS is the European Union's regulated environmental management system.

eTree

Macquarie Bank is proud to be a Foundation Member of eTree. eTree is a Computershare Limited initiative with Landcare Australia which provides an environmental incentive to shareholders of Australian companies to elect to receive shareholder communications electronically. For every shareholder who registers an email address Macquarie will donate $2 to Landcare Australia to support reforestation projects in the state or territory where the registered shareholder resides.

Macquarie Bank shareholders can register to receive their shareholder communications, such as the Annual Review, electronically, by visiting www.etree.com.au/macquarie and registering their email address.

www.macquarie.com.au

Macquarie Bank Limited.

File Number: 82-34740



MACQUARIE BANK
2007 FINANCIAL REPORT

MACQUARIE BANK

The Macquarie Bank Group's 2007 annual report consists of two documents – the 2007 Annual Review (incorporating the Concise Report) and the 2007 Financial Report. The Annual Review provides an overview of the Group's operations and a summary of the financial statements. This Financial Report contains the Bank's risk management report and statutory financial statements.

If you would like a copy of the 2007 Annual Review please call us on +61 2 8232 5006 or visit www.macquarie.com.au/shareholdercentre.

Cover: Thames Water

Thames Water is the largest water and wastewater services company in the United Kingdom, serving eight million water and 13 million wastewater customers across London and the Thames Valley. The history of Thames Water dates back to the early 1600s when the privately funded New River, a 40-mile channel, was built to create London's water supply.

On 1 December 2006, a Macquarie-led consortium, Kemble Water, acquired Thames Water for £8 billion ($A19.88 billion). Kemble Water, named after the town near the headwaters of the Thames River, is the largest consortium Macquarie has ever brought together and includes investors from Europe, North America and Australasia.

On Kemble Water's behalf, Macquarie has been working closely with Thames Water management to help lay the foundations for a new era for the company.

2007 Annual General Meeting

Macquarie Bank's 2007 Annual General Meeting will be held at 10.30am on Thursday, 19 July 2007 at the Westin Sydney, in the Grand Ballroom, Lower Level, No.1 Martin Place, Sydney.

Details of the business of the meeting will be contained in the separate Notice of Annual General Meeting to be sent to shareholders.

The Holey Dollar

In 1813 Governor Lachlan Macquarie overcame an acute currency shortage by purchasing Spanish silver dollars (then worth five shillings), punching the centres out and creating two new coins – the 'Holey Dollar' (valued at five shillings) and the 'Dump' (valued at one shilling and three pence).

This single move not only doubled the number of coins in circulation but increased their worth by 25 per cent and prevented the coins leaving the colony. Governor Macquarie's creation of the Holey Dollar was an inspired solution to a difficult problem and for this reason it was chosen as the symbol for the Macquarie Group.



Cover photograph by Steve Speller.

Contents

The Financial Report was authorised for issue by the Directors on 14 May 2007.
The Bank has the power to amend and reissue the Financial Report.

Risk is an integral part of the Macquarie Bank Group's (Macquarie or the Bank) businesses. Management of that risk is therefore critical to the Bank's continuing profitability. Strong independent prudential management has been a key to the Group's success over many years. Where risk is assumed, it is within a calculated and controlled framework.

The main risks faced by the Bank are market risk, equity risk, credit risk, liquidity risk, operational risk, legal compliance risk and documentation risk. Responsibility for management of these risks lies with the individual businesses giving rise to them. It is the responsibility of the Risk Management Group ("RMG") to ensure appropriate assessment and management of these risks within Macquarie. These risks are quantified and aggregated in the economic capital model.

The risk management principles followed by Macquarie are:

- Independence – RMG is independent of all other areas of the Bank, reporting directly to the Managing Director and the Board. The Head of RMG is a member of the Group's Executive Committee. RMG authority is required for all material risk acceptance decisions. RMG identifies, quantifies and assesses all risks and sets prudential limits. Where appropriate, these limits are approved by the Executive Committee and the Board.
- Centralised prudential management – RMG's responsibility covers the whole of the Macquarie Bank Group, meaning it can assess risks from a Bank-wide perspective and ensure a consistent approach across all areas.
- Approval of all new business activities – Other areas of the Bank cannot undertake new businesses or activities, offer new products or enter new markets or undertake significant change to existing products or processes without RMG's approval.
- Continuous assessment – RMG continually reviews changes in risks brought about by both external developments and internal circumstances.
- Frequent monitoring – Centralised systems allow RMG to monitor credit and market risks daily. RMG staff liaise closely with other areas of the Bank to ensure that, should any limit breaches occur, they are immediately addressed, and escalated as necessary.

Market risk

Market risk is the risk of loss associated with changes in the level of volatility or prices in markets to which the Group is exposed. The Group is exposed to the following risks in each of the major markets in which it trades:

- foreign exchange markets: changes in spot and forward exchange rates and the volatility of exchange rates;
- interest rate markets: changes in the level, shape and volatility of yield curves, the basis between different interest rate securities and derivatives and credit margins;
- equity markets: changes in the price and volatility of individual equities, equity baskets and equity indices, including the risks arising from equity underwriting activity;
- bullion markets: changes in the price and volatility of gold and silver; and
- commodity markets: changes in the price and volatility of base metals, agricultural commodities and energy products.

In addition, certain products involve an exposure to the correlations between the prices of different instruments.

RMG measures exposures in all markets for each dealing desk and for markets in aggregate. Risk exposures are measured on derivatives and underlying assets and liabilities in the same market, together.

RMG sets limits for all exposures in all markets. Limits are set for individual markets and trading areas, and for the Group as a whole. Limits on the Group's aggregate market risk are approved by the Group's Executive Committee. The aggregate exposure to each market is limited to a small percentage of the Group's shareholders' funds. Trading limits are not targets and actual exposures in normal day-to-day trading tend to be well below limits.

RMG monitors market risks against limits daily and provides a report of market exposures to senior management every day.

Market risk limits are set on three complementary bases:

- a wide range of price and volatility scenarios, including comprehensive worst case, or stress, scenarios. These scenarios are measured every day and form the cornerstone of the risk management approach. The scenarios are set for movements in individual prices and rates, as well as for simultaneous movements in multiple markets. The worst case scenarios include market movements larger than have occurred historically. Multiple scenarios are set for each market so as to capture the non-linearity and complexity of exposures arising from derivatives. A wide range of assumptions about the correlations between markets is applied;
- a statistically based Value At Risk (VaR) measure which, to correspond with the Australian Prudential Regulation Authority's (APRA) capital adequacy standard, is based on a 10-day holding period and a 99 per cent confidence level. RMG performs back testing on the VaR results, which represents a comparison of hypothetical daily trading profits and losses against the daily VaR. VaR is calculated using a Monte Carlo simulation approach; and
- volume, maturity and open position limits are set on a large number of market instruments and positions in order to constrain concentration risk and to avoid the accumulation of risky, illiquid positions.

The table below shows the average, maximum and minimum VaR over the year for the major markets in which the Bank operates. The VaR shown in the table is based on a one-day holding period. The aggregate VaR is on a correlated basis.

Value at Risk (VaR) figures for year ended 31 March

	2007 Average $m	2007 Maximum $m	2007 Minimum $m	2006 Average $m	2006 Maximum $m	2006 Minimum $m
Equities	**7.91**	**13.67**	**3.39**	5.97	10.69	2.15
Interest rates	**2.13**	**3.33**	**1.26**	3.35	5.30	1.09
Foreign exchange and bullion	**2.19**	**4.72**	**1.39**	1.49	3.48	0.51
Commodities	**3.50**	**8.00**	**1.43**	1.97	4.31	1.02
Aggregate	**8.44**	**15.22**	**2.18**	6.90	11.32	3.34

The Group also has exposure to non-traded interest rate risk generated by banking products such as loans and deposits. Banking businesses have small limits to accumulate marketable parcels of interest rate risk. Wherever possible, these interest rate risks are transferred to Macquarie's Treasury & Commodities business and managed within traded market risk limits. Some residual interest rate risks remain in the banking book as an unavoidable consequence of doing business. Residual risks have independent limits that are monitored by RMG Market Risk. Banking book interest rate exposure is regularly reported to Executive Management.

Equity risk

Risks arise on equity-like exposures that are taken by Macquarie from time to time. These exposures include:

- Holdings in specialised funds managed by the Bank
- Direct investments in entities external to the Bank
- Property
- Lease residuals
- Holdings of seed assets for funds.

All of the above positions are subject to an aggregate Equity Risk Limit (ERL). The ERL is set by the Board. The exposures arising on each of the positions are calculated on a 'worst case' basis depending on the nature of the asset, and are aggregated to determine a total portfolio risk value, taking into account the correlations between the various asset classes. The limit is monitored by RMG and reported monthly to the Board.

For significant acquisitions or seed assets, RMG undertakes a comprehensive assessment of the associated risks. Depending on the type of acquisition, this can include an overall transaction review, as well as the identification and assessment of all risks and potential losses associated with the acquisition such as:

- market and credit risks
- regulatory, capital, liquidity and compliance requirements
- operational and reputation risks.

All material equity risk positions are subject to approval by RMG and by the Managing Director, Executive Committee and the Board, depending on the size and nature of the risk.

Credit risk

Credit risk arises from both lending and trading activities. In the case of trading activity, credit risk reflects the possibility that the trading counterparty will not be in a position to complete the contract at any stage. The resultant credit exposure is a function of the movement of prices over the term of the underlying contract and systems for the assessment of potential credit exposures exist for each of Macquarie's trading activities.

No material credit exposures are assumed without appropriate analysis. After this analysis is undertaken limits are set for an acceptable level of potential exposure. All limits are reviewed at least once a year, or more frequently if necessary, to ensure that the most current information available on counterparties is taken into account.

Macquarie's philosophy on credit risk management reflects the principle of separating prudential control from operational management. The responsibility for approval of credit exposures is delegated to specific individuals. All approvals reflect two principles: a requirement for dual sign-off and a requirement that, above relatively low limits, all credit exposures must be approved outside the business line proposing to undertake them. Most credit decisions are therefore taken within RMG. All counterparties are rated on a Macquarie rating scale which is similar to that used by public ratings agencies. Each rating is associated with a Probability of Default and an assessment is also made of the Loss Given Default. This classification enables effective application of resources to the management, pricing and monitoring of credit exposures.

All credit exposures are monitored regularly against limits. Credit exposures which fluctuate through time are monitored daily. These include off-balance sheet exposures such as swaps, forward contracts and options, which are assessed using sophisticated valuation techniques.

To mitigate credit risk, Macquarie makes increasing use of margining and other forms of collateral or credit enhancement techniques (including guarantees, letters of credit and the purchase of credit default swaps) where appropriate.

The Bank's policies to control credit risk include avoidance of unacceptable concentrations of risk either to any economic sector or to an individual counterparty. Policies are in place to regulate large exposures to single counterparties or groups of counterparties. Such exposures are generally restricted unless the credit is of the highest standard or there is a high level of security.

As offshore exposures continue to grow the analysis of country risk is of increasing importance to credit risk. While the majority of exposures continue to be to OECD countries, Macquarie also has exposures to non-OECD Asia and South America, and limited exposure to African countries. Macquarie has developed a country risk framework which covers the assessment of country risk and the approval of country risk limits. Where appropriate the country risk is covered by political risk insurance.

Ratio of provisions and impaired assets to loans, advances and leases

Per cent

Collective provision to loans, advances and leases (Balance sheet)

Net impaired assets to loans, advances and leases (Balance sheet)

Net credit losses to loans, advances and leases (Income statement)



1.2
1.0
0.8
0.6
0.4
0.2
0.0
-0.2
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

Loans, advances and leases by sector



Finance and insurance 34%
Private households/ individuals 30%
Property and business services 14%
Transport and storage 6%
Other industries 5%
Wholesale & retail trade 3%
Mining 3%
Govt admin & defense 3%
Health & community services 1%
Communication services 1%

Liquidity risk
Responsibility for Macquarie's liquidity policy lies with RMG. It is reviewed regularly and has been agreed with APRA.

Liquidity requirements are managed on a day-to-day basis by the Treasury Division. They are responsible for ensuring funding is readily available for all the Bank's transactions, even in a crisis scenario, and for maintaining a diversity of funding sources.

RMG monitors adherence to liquidity policy on a daily basis.

A full description of Macquarie's liquidity policy is contained in note 43 to the Financial Report.

Operational risk
Macquarie Bank faces operational risks which could lead to reputation damage, financial loss or regulatory consequences as a result of inadequate or failed internal processes, people or systems, or because of external events. Responsibility for management of operational risk lies in the first instance with the area concerned. Business Operational Risk Managers have been appointed to help ensure all areas of the Bank meet this responsibility.

All areas of the Bank perform regular operational risk self assessments, report any internal losses (including expected losses and near misses) and apply Bank-wide and business-specific policies as appropriate. Operational risk is a key factor in the consideration and approval of each new product and new business prior to its implementation.

RMG assesses operational risk across Macquarie as a whole and ensures that an appropriate framework exists to identify, assess and manage operational risk. RMG ensures that operational risk throughout the Bank is identified and that appropriate resources are available to control it.

Legal and compliance risk
Macquarie actively manages legal and compliance risks to its businesses. Legal and compliance risks include the risk of breaches of applicable laws and regulatory requirements, actual or perceived breaches of obligations to clients and counterparties, unenforceability of counterparty obligations and the inappropriate documentation of contractual relationships.

Each of the Bank's businesses is responsible for developing and implementing its own legal risk management and compliance procedures. RMG assesses compliance risk from a Bank-wide perspective and works closely with legal, compliance and prudential teams throughout Macquarie to ensure compliance risks are identified and appropriate standards are applied consistently to these compliance risks. The development of new businesses and regulatory changes, domestically and internationally, are key areas of focus within this role.

Economic capital model
Macquarie's economic capital model assesses risk based on internal models for each major risk type:

- Credit Risk: credit portfolio model based on loss estimates and default probabilities linked to Macquarie's internal ratings system
- Market Risk: worst case multi-market scenario analysis and the value-at-risk model
- Equity Risk: a portfolio model based on worst case risk estimates and correlation assumptions across asset classes
- Operational Risk: statistical model based on scenario analysis for potentially severe losses.

The risks are then aggregated, recognising diversification benefits, and capital is allocated to business areas across the Bank. This is used to calculate return on capital for each of these areas. Economic capital methods allow assessment of projected returns relative to risk on new business approvals, new product approvals and significant individual transactions.

The aggregate risk is subject to the global risk limit. This limit represents the financial resources available to Macquarie to absorb risk.

The economic capital model is managed by RMG with regular reporting to senior management and the Board.

Basel II
APRA have commenced the release of draft Australian Prudential Standards based on Basel II. It is anticipated that all standards will be issued by mid year after final consultation with industry participants. These standards will come into force from 1 January 2008 with transitional capital arrangements in place for the first two years of operation.

Under the Basel II capital framework, the Bank for International Settlements seeks to secure international convergence on regulations governing the capital adequacy of internationally active banks. In doing this, it aims for more risk-sensitive capital requirements that are conceptually sound and are based on a bank's own assessment of its risks. Banks are able to select approaches that are most appropriate for their operations.

Macquarie has applied to APRA for accreditation under the Foundation Internal Ratings Based Approach for credit risk and the Advanced Measurement Approach for operational risk. In preparing its submission, the Group reviewed its risk management practices against the requirements of the Basel II framework. APRA is expected to respond to the application before 31 December 2007. Macquarie is preparing for the full implementation of Basel II in 2008.

APRA have commenced the release of draft Australian Prudential Standards based on Basel II. It is anticipated that all Standards will be issued by mid year after consultation with industry participants. These standards will come into force from 1 January 2008 with transitional capital arrangements in place for the first two years of operation.

Internal Audit
Internal Audit provides independent assurance to senior management and the Board on the adequacy and effectiveness of Macquarie's financial and risk management framework. Internal Audit forms an independent and objective assessment as to whether risks have been adequately identified, adequate internal controls are in place to manage those risks and those controls are working effectively. Internal Audit is independent of business management and of the activities it reviews. The Head of Internal Audit is jointly accountable to the Board Audit and Compliance Committee (BACC) and the Head of RMG and has free access at all times to the BACC.

International offices
Macquarie's international offices are subject to the same risk management controls that apply in Australia. Before an international office can be set up or undertake new activities, RMG analyses the proposed activities, infrastructure, resourcing and procedures to ensure appropriate risk management controls are in place. RMG staff monitor and routinely visit overseas offices to ensure compliance with prudential controls. In addition, RMG staff are located in certain of the larger offices.

Where international offices undertake trading activities, daily reports are produced in Sydney and all exposures, both credit and market, are monitored against established limits.

RMG resources
Macquarie continues to grow rapidly, and Macquarie recognises the importance of ensuring that this growth is managed effectively. RMG resources have been increasing slightly faster than Group-wide headcount. RMG has also been expanding its international presence.

RMG headcount at 31 March

	2004	2005	2006	2007*
Credit	36	52	72	82
Compliance	22	38	58	67
Internal Audit	22	34	37	43
Finance (a)	18	23	34	62
Operational Risk (b)	n/a	n/a	7	13
Other	3	8	10	16
Total	101	155	218	283
Based in Australia	85	123	155	190
Based overseas	16	32	63	93
Total RMG Staff	101	155	218	283

* Includes contractors.

(a) Finance is the area of RMG which oversees market risk, equity risk, liquidity risk, the economic capital model and the Bank's compliance obligations to APRA. Finance now includes the Quantitative Applications Division.

(b) Until 31 March 2005, internal audit and operational risk functions were combined within an area known as Operational Risk Review. Since 1 April 2005, the areas have been operating separately.

Income statements

	Notes	Consolidated 2007 $m	Consolidated 2006 $m	Bank 2007 $m	Bank 2006 $m
Interest and similar income	2	**4,632**	3,136	**3,368**	2,017
Interest expense and similar charges	2	**(3,904)**	(2,544)	**(2,850)**	(1,680)
Net interest income		**728**	592	**518**	337
Fee and commission income	2	**3,540**	2,842	**1,264**	794
Net trading income	2	**1,047**	876	**921**	709
Share of net profits of associates and joint ventures using the equity method	2	**242**	172	**–**	–
Other operating income	2	**1,676**	411	**1,985**	1,078
Impairment charges	2	**(52)**	(61)	**(42)**	(46)
Total operating income		**7,181**	4,832	**4,646**	2,872
Employment expenses	2	**(3,733)**	(2,407)	**(2,561)**	(1,591)
Brokerage and commission expenses	2	**(421)**	(366)	**(306)**	(267)
Occupancy expenses	2	**(226)**	(139)	**(139)**	(82)
Non-salary technology expenses	2	**(163)**	(128)	**(101)**	(85)
Other operating expenses	2	**(710)**	(505)	**(441)**	(266)
Total operating expenses		**(5,253)**	(3,545)	**(3,548)**	(2,291)
Operating profit before income tax		**1,928**	1,287	**1,098**	581
Income tax (expense)/benefit	5	**(377)**	(290)	**(13)**	4
Profit from ordinary activities after income tax		**1,551**	997	**1,085**	585
Profit attributable to minority interests		**(57)**	(52)	**–**	–
Profit attributable to equity holders of Macquarie Bank Limited		**1,494**	945	**1,085**	585
Distributions paid or provided on:					
Macquarie Income Securities	6	**(31)**	(29)	**–**	–
Convertible debentures	6	**–**	–	**(54)**	(51)
Profit attributable to ordinary equity holders of Macquarie Bank Limited		**1,463**	916	**1,031**	534
		Cents per share			
Basic earnings per share	7	**591.6**	400.3		
Diluted earnings per share	7	**569.8**	382.3		

The above income statements should be read in conjunction with the accompanying notes.

Balance sheets
as at 31 March 2007

	Notes	Consolidated 2007 $m	Consolidated 2006 $m	Bank 2007 $m	Bank 2006 $m
Assets					
Cash and balances with central banks		**3**	5	**3**	5
Due from banks	8	**6,120**	6,394	**4,580**	4,579
Cash collateral on securities borrowed and reverse repurchase agreements	9	**25,909**	13,570	**25,843**	13,565
Trading portfolio assets	10	**15,518**	14,246	**14,931**	13,030
Loan assets held at amortised cost	11	**45,796**	34,999	**18,759**	13,181
Other financial assets at fair value through profit and loss	13	**2,779**	2,104	**2,180**	1,894
Derivative financial instruments – positive values	40	**11,913**	10,978	**11,047**	10,618
Other assets	14	**10,444**	8,452	**4,699**	3,213
Investment securities available for sale	15	**6,060**	3,746	**3,211**	2,310
Intangible assets	16	**100**	150	**10**	11
Life investment contracts and other unit holder assets	17	**5,847**	5,183	**-**	-
Due from controlled entities		**-**	-	**13,527**	10,241
Interest in associates and joint ventures using the equity method	18	**4,071**	3,463	**613**	833
Property, plant and equipment	19	**378**	292	**150**	90
Investments in controlled entities	20	**-**	-	**4,085**	4,087
Deferred income tax assets	21	**457**	240	**431**	232
Assets and disposal groups classified as held for sale	22	**994**	2,389	**139**	18
Total assets		**136,389**	106,211	**104,208**	77,907
Liabilities					
Due to banks	23	**4,127**	2,118	**2,111**	1,217
Cash collateral on securities lent and repurchase agreements	24	**7,489**	6,995	**7,489**	6,995
Trading portfolio liabilities	25	**15,922**	10,057	**15,957**	10,053
Derivative financial instruments – negative values	40	**11,069**	10,057	**9,800**	9,286
Deposits		**12,403**	9,267	**12,055**	9,094
Debt issued at amortised cost	26	**51,365**	39,022	**28,519**	20,567
Other financial liabilities at fair value through profit and loss	27	**5,552**	5,481	**5,149**	5,058
Other liabilities	28	**11,958**	9,553	**7,094**	4,417
Current tax liabilities		**132**	97	**94**	22
Life investment contracts and other unit holder liabilities		**5,781**	5,130	**-**	-
Due to controlled entities		**-**	-	**7,136**	5,275
Provisions	29	**153**	132	**124**	108
Deferred income tax liabilities	21	**78**	157	**41**	129
Liabilities of disposal groups classified as held for sale	22	**170**	1,427	**-**	-
Total liabilities excluding loan capital		**126,199**	99,493	**95,569**	72,221
Loan capital					
Subordinated debt at amortised cost	30	**1,783**	1,115	**1,783**	1,114
Subordinated debt at fair value through profit and loss	30	**888**	266	**888**	266
Total liabilities		**128,870**	100,874	**98,240**	73,601
Net assets		**7,519**	5,337	**5,968**	4,306

	Notes	**Consolidated 2007 $m**	Consolidated 2006 $m	**Bank 2007 $m**	Bank 2006 $m
Equity					
Contributed equity					
Ordinary share capital	31	**3,103**	1,916	**3,103**	1,916
Treasury shares	31	**(7)**	(2)	**–**	–
Macquarie Income Securities	31	**391**	391	**391**	391
Convertible debentures	31	**–**	–	**884**	884
Reserves	32	**380**	250	**212**	166
Retained earnings	32	**2,795**	1,934	**1,378**	949
Total capital and reserves attributable to equity holders of Macquarie Bank Limited		**6,662**	4,489	**5,968**	4,306
Minority interest	32	**857**	848	**–**	–
Total equity		**7,519**	5,337	**5,968**	4,306

The above balance sheets should be read in conjunction with the accompanying notes.

Statements of changes in equity

	Consolidated 2007 $m	Consolidated 2006 $m	Bank 2007 $m	Bank 2006 $m
Total equity at the beginning of the year	**5,337**	4,425	**4,306**	3,826
Adjustments on adoption of AASB 132 and AASB 139, net of tax:				
Retained profits	[redacted]	16	[redacted]	(14)
Reserves	[redacted]	71	[redacted]	61
Available for sale investments, net of tax	**77**	84	**15**	45
Associates and joint ventures	**(12)**	(2)	**–**	–
Cash flow hedges, net of tax	**8**	(2)	**(33)**	20
Exchange differences on translation of foreign operations	**(3)**	–	**4**	(6)
Net income recognised directly in equity	**70**	167	**(14)**	106
Profit from ordinary activities after income tax	**1,551**	997	**1,085**	585
Total recognised income and expense for the year	**1,621**	1,164	**1,071**	691
Transactions with equity holders in their capacity as equity holders:				
Contributions of equity, net of transaction costs	**1,160**	308	**1,160**	308
Dividends and distributions paid or provided	**(633)**	(550)	**(602)**	(521)
Minority interest:				
Reduction of equity net of transaction costs	**(21)**	(12)	**–**	–
Changes in retained earnings due to acquisitions and disposals	**27**	–	**–**	–
Distributions paid or provided	**(54)**	(51)	**–**	–
Convertible debentures:				
Distributions paid or provided	**–**	–	**(54)**	(51)
Other equity movements:				
Share based payments	**87**	53	**87**	53
Net purchase of treasury shares	**(5)**	–	**–**	–
Total equity at the end of the year	**7,519**	5,337	**5,968**	4,306
Total recognised income and expense for the year is attributable to:				
Ordinary equity holders of Macquarie Bank Limited	**1,533**	1,088	**1,017**	640
Macquarie Income Securities holders	**31**	29	**–**	–
Convertible debentures holders	**–**	–	**54**	51
Minority interest	**57**	47	**–**	–
Total recognised income and expense for the year	**1,621**	1,164	**1,071**	691

The above statements of changes in equity should be read in conjunction with the accompanying notes.

Cash flow statements

	Notes	Consolidated 2007 $m	Consolidated 2006 $m	Bank 2007 $m	Bank 2006 $m
Cash flows from operating activities					
Interest received		**4,461**	3,069	**3,199**	1,980
Interest and other costs of finance paid		**(3,828)**	(2,301)	**(2,767)**	(1,530)
Dividends and distributions received		**460**	230	**1,030**	465
Fees and other non-interest income received		**3,572**	2,644	**1,653**	1,403
Fees and commissions paid		**(380)**	(443)	**(280)**	(281)
Net payments from trading securities and other financial assets/liabilities		**(8,281)**	(5,257)	**(8,228)**	(4,251)
Payments to suppliers		**(797)**	(827)	**(255)**	(1,153)
Employment expenses paid		**(2,377)**	(1,854)	**(1,494)**	(1,210)
Income tax paid		**(626)**	(353)	**(510)**	(297)
Life investment contract income		**415**	193	**-**	-
Life investment contract premiums received and other unit holder contributions		**2,594**	973	**-**	-
Life investment contract payments		**(2,469)**	(1,187)	**-**	-
Assets and disposal groups classified as held for sale – net receipts/(payments) from operations		**173**	(2)	**-**	(9)
Loan assets granted (net)		**(11,621)**	(7,777)	**(5,793)**	(6,034)
Recovery of loans previously written off		**3**	-	**-**	-
Net increase in money market and other deposit accounts		**17,726**	18,510	**11,815**	14,350
Net cash flows from operating activities	33	**(975)**	5,618	**(1,629)**	3,433
Cash flows from investing activities					
Payments for assets available for sale		**(14,651)**	(7,374)	**(11,489)**	(5,631)
Proceeds from the realisation of assets available for sale		**13,762**	7,173	**11,969**	6,192
Payments for interests in associates		**(1,525)**	(2,453)	**(193)**	(383)
Proceeds from the sale of associates		**1,080**	1,070	**771**	143
Proceeds from the sale of assets and disposal groups classified as held for sale		**2,159**	1,238	**52**	294
Payments for the acquisition of controlled entities, excluding disposal groups, net of cash acquired		**(25)**	(106)	**(1,162)**	(595)
Payments for the acquisition of assets and disposal groups classified as held for sale, net of cash acquired		**(1,750)**	(921)	**(62)**	(26)
Payments for life investment contracts and other unit holder investments		**(6,083)**	(5,327)	**-**	-
Proceeds from the sale of life investment contract investments		**5,520**	5,647	**-**	-
Payments for fixed assets		**(199)**	(262)	**(109)**	(79)
Proceeds from the sale of fixed assets		**7**	5	**3**	3
Net cash flows from investing activities		**(1,705)**	(1,310)	**(220)**	(82)
Cash flows from financing activities					
Proceeds from the issue of ordinary share capital		**946**	223	**946**	223
Proceeds from/(payments to) other minority interest		**5**	(2)	**-**	-
Repayment of subordinated debt		**-**	(26)	**-**	(26)
Issue of subordinated debt		**1,394**	-	**1,394**	-
Dividends and distributions paid		**(472)**	(520)	**(442)**	(491)
Net cash flows from financing activities		**1,873**	(325)	**1,898**	(294)
Net (decrease)/increase in cash		**(807)**	3,983	**49**	3,057
Cash and cash equivalents at the beginning of the financial year		**9,133**	5,150	**7,304**	4,247
Cash and cash equivalents at the end of the financial year	33	**8,326**	9,133	**7,353**	7,304

The above cash flow statements should be read in conjunction with the accompanying notes.

Note 1. Summary of significant accounting policies

i) Basis of preparation

The significant accounting policies adopted in the preparation of this financial report and that of the previous financial year are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated.

This financial report is a general purpose financial report which has been prepared in accordance with Australian Accounting Standards (which includes Australian Interpretations by virtue of AASB 1048), the Corporations Act 2001 and the Banking Act 1959. Compliance with Australian Accounting Standards ensures that the financial report complies with International Financial Reporting Standards.

Historical cost convention

This financial report has been prepared under the historical cost convention, as modified by the revaluation of investment securities available for sale and certain other assets and liabilities (including derivative instruments) at fair value.

Critical accounting estimates and significant judgements

The preparation of the financial report in conformity with Australian Accounting Standards requires the use of certain critical accounting estimates. It also requires management to exercise judgement in the process of applying the accounting policies. The notes to the financial statements set out areas involving a higher degree of judgement or complexity, or areas where assumptions are significant to the Bank and economic entity financial report such as:

- fair value of financial instruments (note 45),
- impairment losses on loans and advances (notes 1(xi), 11 and 46),
- acquisitions and disposals of controlled entities, joint ventures and associates, and held for sale investments (notes 1(ii), 1(x), 18, 20 and 22),
- consolidation of special-purpose entities (notes 1(ii), 11 and 26), and
- ability to realise deferred tax (notes 1(vi), 5 and 21).

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including reasonable expectations of future events. Management believes the estimates used in preparing the financial report are reasonable. Actual results in the future may differ from those reported.

Standards, interpretations and amendments to published standards that are not yet effective

Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the Bank and economic entity for accounting periods beginning on or after 1 April 2007 or later periods but which the Bank and economic entity has not yet adopted. The significant ones are as follows:

AASB 7, Financial Instruments: Disclosures (effective from 1 April 2007). AASB 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit, liquidity and market risk, including sensitivity analysis to market risk. The Bank and economic entity expect that the main additional disclosures will be the sensitivity analysis of market risk and the capital disclosures.

AASB 101, Presentation of Financial Statements (effective from 1 April 2007). The impacts of revised AASB 101 are to eliminate much of the Australian specific content, including the Australian illustrative formats of the income statement, balance sheet and statement of equity which entities were previously 'encouraged' to adopt in preparing their financial statements. In addition to this, the standard introduces disclosures about the level of an entity's capital and how it manages capital.

AASB 8, Operating Segments (effective from 1 April 2009). This standard will require the entity to adopt the 'management approach' to disclosing information about its reportable segments. Generally, the financial information will be reported on the same basis as it is used internally by the chief decision maker for evaluating operating segment performance and deciding how to allocate resources to operating segments. Such information may be prepared using different measures to that used in preparing the income statement and balance sheet, in which case reconciliations of certain items will be required.

AASB 2007-4, Amendments to Australian Accounting Standards arising from ED 151 and Other Amendments (effective from 1 April 2007) was made recently to introduce accounting policy choices allowed under IFRS that were not previously incorporated by the AASB, and to remove many Australian-specific disclosures. The primary impacts expected for the Bank and economic entity are to reduce the disclosures relating to investments in associates and joint ventures.

Accounting choices that will now be allowed include using the indirect method to prepare the statement of cash flows, and using the proportionate consolidation method for accounting for joint venture interests. Australian-specific disclosures that will no longer be required include the share of profits before tax, share of tax expense, and impairment losses from investments in associates and joint ventures. Additionally, most intermediary subsidiaries of the Bank that are Australian reporting entities will no longer be required to consolidate their subsidiaries when preparing financial statements. Instead, they can carry their investments in subsidiaries using the cost method.

ii) Principles of consolidation

Controlled entities

The consolidated financial report comprises the financial report of the Bank and its controlled entities (together, "the economic entity"). Controlled entities are all those entities (including special purpose entities) over which the Bank has the power to govern directly or indirectly decision-making in relation to financial and operating policies, so as to require that entity to conform with the Bank's objectives. The effects of all transactions between entities in the economic entity have been eliminated in full. Minority interest in the results and equity of controlled entities, where the Bank owns less than 100% of the issued capital, are shown separately in the consolidated income statement and balance sheet.

Where control of an entity was obtained during the financial year, its results have been included in the consolidated income statement from the date on which control commenced. Where control of an entity ceased during the financial year, its results are included for that part of the financial year during which control existed.

Controlled entities held by the Bank are carried in its separate financial statements at cost in accordance with AASB 127: *Consolidated and Separate Financial Statements*.

The Bank and economic entity determine the dates of obtaining control (i.e. acquisition date) and losing control (i.e. disposal date) of another entity based on an assessment of all pertinent facts and circumstances that affect the ability to govern the financial and operating policies of that entity. Facts and circumstances that have the most impact include the contractual arrangements agreed with the counterparty, the manner in which those arrangements are expected to operate in practice, and whether regulatory approval is required. The acquisition/disposal date does not necessarily occur when the transaction is closed or finalised at law.

Securitisations

Securitised positions are held through a number of Special Purpose Entities ("SPEs"), which are generally categorised as Mortgage SPEs and Other SPEs, which include certain managed funds and repackaging vehicles. As the economic entity is exposed to the majority of the residual risk associated with these SPEs, their underlying assets, liabilities, revenues and expenses are reported in the economic entity's consolidated balance sheet and income statement.

When assessing whether the economic entity controls (and therefore consolidates) an SPE, judgement is required about risks and rewards as well as the economic entity's ability to make operational decisions for the SPE. The range of factors that are considered in assessing control are whether (a) a majority of the benefits of an SPE's activities are obtained; (b) a majority of the residual ownership risks related to the SPE's assets are obtained; (c) the decision-making powers of the SPE vest with the economic entity; and (d) the SPE's activities are being conducted on behalf of the economic entity and according to its specific business needs.

Interests in associates and joint ventures using the equity method

Associates and joint ventures are entities over which the economic entity has significant influence or joint control, but not control, and are accounted for under the equity method except for those which are held for sale (see note 1(x)). The equity method of accounting is applied in the consolidated financial report and involves the recognition of the economic entity's share of its associates' and joint ventures' post-acquisition profits or losses in the income statement, and its share of post-acquisition movements in reserves.

Associates and joint ventures held by the Bank are carried in its separate financial statements at cost in accordance with AASB 127: *Consolidated and Separate Financial Statements*.

The Bank and economic entity determine the dates of obtaining/losing significant influence or joint control of another entity based on an assessment of all pertinent facts and circumstances that affect the ability to significantly influence or jointly control the financial and operating policies of that entity. Facts and circumstances that have the most impact include the contractual arrangements agreed with the counterparty, the manner in which those arrangements are expected to operate in practice, and whether regulatory approval is required to complete. The acquisition/disposal date does not necessarily occur when the transaction is closed or finalised at law.

Note 1. Summary of significant accounting policies continued

iii) Foreign currency translations

Functional and presentation currency

Items included in the financial statements of foreign operations are measured using the currency of the primary economic environment in which the foreign operation operates ("the functional currency"). The Bank and economic entity's financial statements are presented in Australian dollars (presentation currency), which is the Bank's functional currency.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as a result of meeting cash flow hedge or net investment hedge accounting requirements.

Translation differences on non-monetary items (such as equities) held at fair value through profit and loss, are reported as part of the fair value gain or loss in the income statement. Translation differences on non-monetary items (such as equities) classified as available for sale financial assets are included in the available for sale reserve in equity, unless they form part of fair value hedge relationships in which case the translation differences are recognised in the income statement.

Controlled and other entities

The results and financial position of all foreign operations that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- assets and liabilities for each balance sheet presented are translated at the closing exchange rate at the date of that balance sheet;
- income and expenses for each income statement are translated at actual exchange rates at the date of the transaction; and
- all resulting exchange differences are recognised in a separate component of equity – the foreign currency translation reserve.

On consolidation, exchange differences from the translation of any net investment in foreign operation, and of borrowings and other foreign currency instruments designated as hedges of such investments, are taken directly to the foreign currency translation reserve.

iv) Segment reporting

For internal reporting and risk management purposes, the economic entity is divided into six operating groups: Banking & Property, Equity Markets, Financial Services, Funds Management, Investment Banking and Treasury & Commodities. These operating groups do not meet the definition of reportable segments under AASB 114: *Segment Reporting* as they provide certain products to customers which have the same, or similar, risk and return characteristics. For the purposes of segment reporting disclosures, the economic entity's activities are reported within the following segments: Asset and Wealth Management, Financial Markets, Investment Banking and Lending.

v) Revenue recognition

Interest income

Interest income arising from loans and deposits is brought to account using the effective interest rate method. The effective interest method calculates the amortised cost of a financial instrument and allocates the interest income or expense over the relevant period. The effective interest rate is that rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset or liability. Fees and transaction costs associated with loans are capitalised and included in the effective interest rate and recognised over the expected life of the instrument. Interest income on finance leases is brought to account progressively over the life of the lease consistent with the outstanding investment balance.

Fee income

Corporate advice and other fees charged in respect of services provided are brought to account as work is completed and a fee is agreed with clients. Fees charged for performing a significant act in relation to funds managed by the economic entity are recognised as revenue when that act has been completed.

Dividends and distributions

Dividends and distributions are recognised as income upon declaration.

vi) Income tax

The income tax expense for the year is the tax payable on the current period's taxable income based on the national income tax rate for each jurisdiction, adjusted for changes in deferred tax assets and liabilities and unused tax losses.

Deferred tax assets are recognised when temporary differences arise between the tax base of assets and liabilities and their respective carrying amounts which give rise to a future tax benefit, or where a benefit arises due to unused tax losses, but are only recognised in both cases to the extent that it is probable that future taxable amounts will be available to utilise those temporary differences or tax losses. Deferred tax liabilities are recognised when such temporary differences will give rise to taxable amounts being payable in future periods. Deferred tax assets and liabilities are recognised at the tax rates expected to apply when the assets are recovered or the liabilities are settled.

The Bank and its wholly-owned Australian controlled entities implemented the tax consolidation regime in Australia, effective from 1 October 2002. Under the terms and conditions of the tax contribution agreement, the Bank, as the head entity of the tax consolidated group, will charge or reimburse its wholly-owned subsidiaries for current tax liabilities or assets it incurs in connection with their activities. As a consequence, the Bank will recognise the current tax balances of its wholly-owned subsidiaries as if those were its own in addition to the current and deferred tax amounts arising in relation to its own transactions, events and balances. Amounts receivable or payable under a tax contribution agreement with the tax consolidated entities are recognised separately as tax-related amounts receivable or payable.

No provision is made for additional taxes which could become payable if certain retained earnings or reserves of foreign controlled entities were to be distributed. It is not expected that any substantial amount will be distributed from these retained earnings or reserves in the foreseeable future.

The Bank and economic entity exercise judgement in determining whether deferred tax assets, particularly in relation to tax losses, are probable of recovery. Factors considered include the ability to offset tax losses within the group in the relevant jurisdiction, the length of time that tax losses are eligible for carry forward to offset against future profits and whether future profits are expected to be sufficient to recoup losses.

vii) Cash collateral on securities borrowed/lent and repurchase/reverse repurchase agreements

As part of its trading activities, the economic entity lends and borrows securities on a collateralised basis. The securities subject to the borrowing/lending are not derecognised from the balance sheets of the relevant parties, as the risks and rewards of ownership remain with the initial holder. Where cash is provided as collateral, the cash paid to third parties on securities borrowed is recorded as a receivable, while cash received from third parties on securities lent is recorded as a borrowing.

Repurchase transactions, where the Bank sells securities under an agreement to repurchase, and reverse repurchase transactions, where the Bank purchases securities under an agreement to resell, are also conducted on a collateralised basis. The securities subject to the repurchase/reverse repurchase agreements are not derecognised from the balance sheets of the relevant parties, as the risks and rewards of ownership remain with the initial holder. Where cash is provided as collateral, the cash paid to third parties on the reverse repurchase agreement is recorded as a receivable, while cash received from third parties on the repurchase agreement is recorded as a borrowing.

Fees and interest relating to stock borrowing/lending and repurchase/reverse repurchase agreements are recognised in the income statement, using the effective interest rate method, over the expected life of the agreements.

The Bank continually reviews the fair value of the securities on which the above transactions are based and, where appropriate, requests or provides additional collateral to support the transactions, in accordance with the underlying agreements.

viii) Trading portfolio

Trading portfolio assets ("long positions") comprise debt and equity securities, bank bills, treasury notes, bullion and commodities purchased with the intent of being actively traded. Trading portfolio liabilities ("short positions") comprise obligations to deliver assets across the same trading categories, which the Bank has short-sold and are actively traded.

Items included in the trading portfolio are carried at fair value. Realised gains and losses, and unrealised gains and losses arising from changes in the fair value of the trading portfolio are recognised as trading income or expense in the income statement in the period in which they arise. Dividend income or expense on the trading portfolio is also recorded as trading income or expense. Interest income and expense on the trading portfolio is recognised in the income statement as interest income or expense.

Note 1. Summary of significant accounting policies continued

The Bank and economic entity use trade date accounting when recording regular way purchases and sales of financial assets. It recognises from the date the transaction is entered into (trade date) the resulting financial asset or liability and any subsequent unrealised profits and losses arising from revaluing that contract to fair value in the income statement. When the economic entity becomes party to a sales contract of a financial asset, it derecognises the asset and recognises a trade receivable until settlement date.

ix) Derivative instruments and hedging
Derivative instruments entered into by the Bank and economic entity include futures, forwards and forward rate agreements, swaps and options in the interest rate, foreign exchange, commodity and equity markets. These derivative instruments are principally used for the risk management of existing financial assets and liabilities.

All derivatives, including those used for balance sheet hedging purposes, are recognised on the balance sheet and are disclosed as an asset where they have a positive fair value at balance date or as a liability where the fair value at balance date is negative.

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and subsequently remeasured to their fair value. Fair values are obtained from quoted market prices in active markets, including recent market transactions, and valuation techniques, including discounted cash flow models and option pricing models, as appropriate. Movements in the carrying amounts of derivatives are recognised in the income statement, unless the derivative meets the requirements for cash flow or net investment hedge accounting.

The best evidence of a derivative's fair value at initial recognition is the transaction price, unless its fair value is evidenced by comparison with other observable current market transactions in the same instrument or based on a valuation technique whose variables include only data from observable markets. Where such evidence exists, the Bank and economic entity recognises profits immediately when the derivative is recognised.

Cash flow hedges
For a derivative or financial instrument designated as hedging a cash flow exposure arising from a recognised asset or liability (or a highly probable forecast transaction), the gain or loss on the derivative or financial instrument associated with the effective portion of the hedge is initially recognised in equity in the cash flow hedge reserve and subsequently released to the income statement when the hedged item affects the income statement. The gain or loss relating to the ineffective portion of the hedge is recognised immediately in the income statement.

Fair value hedges
For a derivative or financial instrument designated as hedging a fair value exposure arising from a recognised asset or liability (or a firm commitment), the gain or loss on the derivative or financial instrument is recognised in the income statement immediately together with the loss or gain on the hedged asset or liability that is attributable to the hedged risk.

Net investment hedges
For a derivative or financial instrument designated as hedging a net investment in a foreign operation, the gain or loss on the derivative or financial instrument associated with the effective portion of the hedge is initially recognised in the foreign currency translation reserve and subsequently released to the income statement when the foreign operation is disposed of. The ineffective portion is recognised in the income statement immediately.

x) Investments and other financial assets
With the exception of trading portfolio assets and derivatives which are classified separately in the balance sheet, the remaining investments in financial assets are classified into the following categories: loan assets held at amortised cost, other financial assets at fair value through profit and loss, investment securities available for sale, and assets classified as held for sale. The classification depends on the purpose for which the investment was acquired, which is determined at initial recognition and, except for fair value though profit and loss, is re-evaluated at each reporting date.

Loan assets held at amortised cost
Loan assets which are held at amortised cost on the balance sheet are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

Other financial assets at fair value through profit and loss
This category only includes those assets which have been designated by management as held at fair value through profit and loss on initial recognition. The policy of management is to designate a financial asset as such if the asset contains embedded derivatives which must otherwise be separated and carried at fair value; or by doing so eliminates, or significantly reduces, a measurement or recognition inconsistency that would otherwise arise. Interest income on such items is recognised in the income statement in interest income.

Investment securities available for sale

Investment securities available for sale consist of securities that are not actively traded and are intended to be held for an indefinite period of time. Such securities are available for sale and may be sold should the need arise, including liquidity needs, or considering the impacts of changes in interest rates, exchange rates or equity prices.

Investment securities available for sale are initially carried at fair value plus transaction costs. Gains and losses arising from subsequent changes in fair value are recognised directly in the available for sale reserve in equity, until the asset is derecognised or impaired, at which time the cumulative gain or loss will be recognised in the income statement. Fair values of quoted investments in active markets are based on current bid prices. If the relevant market is not considered active (or the securities are unlisted), fair value is established by using valuation techniques, including recent arm's length transactions, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants.

The Bank and economic entity determine that available for sale equity investments are impaired when there has been a significant or prolonged decline in the fair value below its cost. The determination of what is significant or prolonged requires judgement. In making this judgement, the Bank and economic entity evaluate among other factors, the normal volatility in share price. In addition, impairment may be appropriate when there is evidence of a deterioration in the financial condition of the investee, industry and sector performance, operational and financing cash flows or changes in technology.

Non-current assets classified as held for sale

This category includes controlled entities and interests in associates or joint ventures whose carrying amount will be recovered principally through a sale transaction rather than continuing use. The policy of management is to classify these assets as held for sale when it is highly probable that the asset will be sold within the twelve months subsequent to being classified as such.

Assets and liabilities, including those within a disposal group, classified as held for sale are each presented separately on the face of the balance sheet. The revenue and expenses from disposal groups are presented net within the income statement and notes to the financial statements.

Assets classified as held for sale are carried at the lower of carrying amount and fair value less costs to sell. Assets classified as held for sale, or included within a disposal group that is classified as held for sale, are not depreciated.

An impairment loss is recognised for any initial or subsequent write down of the asset to fair value less costs to sell. A gain would be recognised for any subsequent increase in fair value less costs to sell, limited by the previous cumulative impairment loss recognised. A gain or loss not previously recognised by the date of sale would be recognised at the date of sale.

xi) Loan impairment review

All loan assets are subject to recurring review and assessment for possible impairment. All bad debts are written off in the period in which they are identified. Provisions for loan losses are based on an incurred loss model, which recognises a provision where there is objective evidence of impairment at each balance date, and is calculated based on the discounted values of expected future cash flows.

Specific provisions are recognised where specific impairment is identified. Where individual loans are found not to be impaired, they are placed into pools of assets with similar risk profiles and collectively assessed for losses that have been incurred but not yet identified.

The Bank and economic entity make judgements as to whether there is any observable data indicating that there is a significant decrease in the estimated future cash flows from a portfolio of loans before the decrease can be identified with an individual loan in that portfolio. This evidence may include observable data indicating that there has been an adverse change in the payment status of the borrowers in a group, or national or local economic conditions that correlate with defaults on assets in the group. Management uses estimates based on historical loss experience for assets with credit risk characteristics and objective evidence of impairment similar to those in the portfolio when scheduling its future cash flows. The methodology and assumptions used for estimating both the amount and timing of future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience. Changes in assumptions used for estimating future cash flows could result in a change in provisions for loan losses and have a direct impact on the impairment charge.

Note 1. Summary of significant accounting policies continued

xii) Life business

The following are key accounting policies in relation to the life business:

Disclosure

The consolidated financial statements recognise the assets, liabilities, income and expenses of the life business conducted by a subsidiary of the Bank in accordance with AASB 139: *Financial Instruments: Recognition and Measurement* ("AASB 139"), and AASB 1038: *Life Insurance Contracts* ("AASB 1038") which apply to investment contracts and assets backing insurance liabilities respectively. These amounts represent the total life business of the subsidiary, including underlying amounts that relate to both policyholders and shareholders of the life business.

Investment assets

Investments assets are carried at fair value through profit and loss. Fair values of quoted investments in active markets are based on current bid prices. If the relevant market is not considered active (and for unlisted securities), fair value is established by using valuation techniques, including recent arm's length transactions, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants. Changes in fair values are recognised in the income statement in the financial period in which the changes occur.

Restriction on assets

Investments held in the Life Funds can only be used within the restrictions imposed under the Life Insurance Act 1995. The main restrictions are that the assets in a fund can only be used to meet the liabilities and expenses of the fund, acquire investments to further the business of the fund or pay distributions when solvency and capital adequacy requirements allow. Shareholders can only receive a distribution when the capital adequacy requirements of the Life Insurance Act 1995 are met.

Policy liabilities

Life insurance liabilities are measured as the accumulated benefits to policyholders in accordance with AASB 139 and AASB 1038, which apply to investment contracts and assets backing insurance liabilities respectively.

xiii) Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses, if any. Assets are reviewed for impairment annually. Historical cost includes expenditure directly attributable to the acquisition of the asset.

Depreciation on assets is calculated on a straight-line basis to allocate the difference between their cost and their residual values over their estimated useful lives, at the following rates:

Furniture and fittings	10% to 20%
Leasehold improvements*	20%
Computer equipment	33% to 50%
Plant and equipment	20% to 33%
Infrastructure assets	5% to 20%
Art	1%

* Where remaining lease terms are less than five years, leasehold improvements are depreciated over the lease term.

Useful lives and residual values are reviewed annually and reassessed in light of commercial and technological developments. If an asset's carrying value is greater than its recoverable amount due to a useful life, residual value or impairment adjustment, the carrying amount is written down immediately to its recoverable amount. Adjustments arising from such restatements and on disposal of fixed assets are recognised in the income statement.

xiv) Intangible assets

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the economic entity's share of the net identifiable assets of the acquired entity at the date of acquisition. Goodwill on acquisitions of controlled entities is included in intangible assets on the balance sheet. Goodwill on acquisitions of associates is included in the carrying value of investments in associates. Goodwill acquired in business combinations is not amortised but tested for impairment annually, or more frequently if events indicate that it might be impaired. In this event, it is carried at cost less accumulated impairment losses.

Identifiable intangibles

- Licences and trading rights are carried at cost less accumulated impairment losses. These assets are not being amortised on the basis that they have indefinite lives.
- Management rights have a finite useful life and are carried at cost less accumulated amortisation and impairment losses. Amortisation is calculated using the straight-line method to allocate the cost of management rights over their estimated useful life not exceeding twenty years.

Identifiable intangibles with indefinite lives are subject to annual impairment testing, or more frequently if events indicate that there may be an impairment.

Software

Certain internal and external costs directly incurred in acquiring and developing certain software have been capitalised and are being amortised over their useful life, usually for a period of 3 years. Costs incurred on software maintenance are expensed as incurred. The costs of repairs and maintenance are expensed as incurred.

xv) Financial liabilities

The Bank and economic entity has on issue debt securities and instruments which are initially recognised at fair value, net of transaction costs incurred. These instruments are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in the income statement over the period of the borrowings using the effective interest rate method.

Other financial liabilities at fair value through profit and loss

This category only includes those financial liabilities which have been designated by management as held at fair value through profit and loss on initial recognition. The policy of management is to designate a financial liability as such if the liability contains embedded derivatives which must otherwise be separated and carried at fair value, or by doing so eliminates, or significantly reduces, a measurement or recognition inconsistency that would otherwise arise. Interest expense on such items is recognised in the income statement in interest expense.

xvi) Provisions

Employee benefits

Liabilities for unpaid salaries, salary related costs and provisions for annual leave are recorded in the balance sheet at the salary rates which are expected to be paid when the liability is settled. Provisions for long service leave and other long-term benefits are recognised at the present value of expected future payments to be made. In determining this amount, consideration is given to expected future salary levels and employee service histories. Expected future payments are discounted to their net present value using rates on Commonwealth Government securities with terms that match as closely as possible to the expected future cash flows.

Dividends

Provisions for dividends to be paid by the Bank are recognised on the balance sheet as a liability and a reduction in retained earnings when the dividend has been declared or publicly recommended by the Directors.

xvii) Funds under management

Within the economic entity certain controlled entities act as a custodian and/or a single responsible entity for a number of investment funds and trusts. As at 31 March 2007, the investment funds and trusts, both individually and collectively, have an excess of assets over liabilities. The value of funds managed by the economic entity (measured based on the gross assets of the individual funds) is $197.2 billion (31 March 2006: $140.3 billion). This includes $5.9 billion (31 March 2006: $5.2 billion) in respect of the life business statutory funds and certain other funds that are consolidated in the financial report. Other investment funds and trusts have not been consolidated in the financial report because individual entities within the economic entity do not have control of the funds and trusts.

Commissions and fees earned in respect of the economic entity's funds management activities are brought to account as services are provided, and where these are subject to claw back or meeting certain performance hurdles, at the point when those conditions can no longer affect the outcome.

Note 1. Summary of significant accounting policies continued

xviii) Performance based remuneration

Share based payments

The Bank operates share-based compensation plans, which include options granted to employees and shares granted to employees under share acquisition plans. The Bank and economic entity recognises an expense (and equity reserve) for shares and options granted to employees. The shares and options are measured at their grant dates based on their fair value and in the case of options, using the number expected to vest. This amount is recognised as an expense evenly over the respective vesting periods.

Performance hurdles attached to the options issued to the Executive Officers are not taken into account when determining the fair value of the option at grant date. Instead, these vesting conditions are taken into account by adjusting the number of equity instruments expected to vest.

The fair value of each option is estimated on the date of grant using a trinomial option pricing framework. The following key assumptions have been adopted for grants made in the current financial year, risk free interest rate: 6.5% (weighted average), expected life of options: four years, volatility of share price: 20% and dividend yield: 3.2% p.a.

Where options are issued by the Bank to employees of subsidiaries, the Bank accounts for the equity provided as a capital contribution to the controlled entity.

The economic entity annually revises its estimates of the number of options that are expected to become exercisable. Where appropriate, the impact of revised estimates are reflected in the income statement over the remaining vesting period, with a corresponding adjustment to the share based payments reserve in equity.

These rules are mandatory to options granted after 7 November 2002 that vest after 1 January 2005.

In February 2007, Interpretation 11 AASB 2: *Group and Treasury Share Transactions* was approved by the AASB. This Interpretation applies to annual reporting periods beginning on or after 1 March 2007. As the requirements of this interpretation are in line with the Bank's existing accounting policy, the Bank has adopted this interpretation early.

Profit share remuneration

The Group recognises a liability and expense for profit share based on a formula that takes into consideration the Group's after tax profit and its earnings over and above the estimated cost of capital.

xix) Cash and cash equivalents

Cash and cash equivalents include Cash and balances with central banks, short-term amounts included in Due from banks, bank accepted bills and negotiable certificates of deposits issued by a bank, with an original maturity of less than 3 months, included in Trading portfolio assets and Investment securities available for sale.

xx) Leases

Where finance leases are granted to third parties, the present value of the lease payments is recognised as a receivable and included in Loan assets held at amortised cost. The difference between the gross receivable and the present value of the receivable is recognised as unearned interest income. Lease income is recognised over the term of the lease using the effective interest rate method, which reflects a constant rate of return.

Leases entered into by the Bank and economic entity as lessee are primarily operating leases. The total payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

Purchased assets, where the economic entity is the lessor under operating leases, are carried at cost and depreciated over their useful life which varies depending on each class of asset and ranges from 3 to 40 years.

xxi) Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported on the balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

xxii) Comparatives

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

xxiii) Rounding of amounts

The company is of a kind referred to in Australian Securities and Investments Commission Class Order 98/0100 (as amended), relating to the "rounding off" of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest million dollars unless otherwise indicated.

	Consolidated 2007 $m	Consolidated 2006 $m	Bank 2007 $m	Bank 2006 $m
Note 2. Profit for the financial year				
Net interest income				
Interest and similar income received/receivable				
Other entities	**4,632**	3,136	**2,670**	1,661
Controlled entities	**–**	–	**698**	356
Interest expense and similar charges paid/payable				
Other entities	**(3,904)**	(2,544)	**(2,525)**	(1,508)
Controlled entities	**–**	–	**(325)**	(172)
Net interest income	**728**	592	**518**	337
Fee and commission income				
Fee and commission income	**3,513**	2,819	**1,264**	794
Income from life business and other unit holder businesses (note 17)	**27**	23	**–**	–
Fee and commission income	**3,540**	2,842	**1,264**	794
Net trading income*				
Equities	**765**	526	**881**	430
Commodities	**295**	197	**161**	84
Foreign exchange products	**120**	152	**(59)**	153
Interest rate products	**(133)**	1	**(62)**	42
Net trading income	**1,047**	876	**921**	709
Share of net profits of associates and joint ventures using the equity method	**242**	172	**–**	–
Other operating income				
Net gains on sale of investment securities available for sale	**160**	100	**125**	82
Net gains on sale of associates and joint ventures	**650**	78	**353**	148
Net operating income/(loss) from disposal groups held for sale**	**41**	(18)	**–**	–
Gain on deconsolidation of previously controlled entities and businesses held for sale	**469**	128	**–**	–
Dividends/distributions received/receivable:				
– equity investments and investment securities available for sale	**84**	42	**105**	78
– controlled entities	**–**	–	**925**	378
Management fees, group service charges and cost recoveries – controlled entities	**–**	–	**456**	364
Other income***	**272**	81	**21**	28
Other operating income	**1,676**	411	**1,985**	1,078
Impairment charges				
Provision for diminution of investment securities (including investment securities available for sale, associates and joint ventures)	**(12)**	(25)	**(3)**	(18)
Collective allowance for credit losses provided for during the financial year (refer note 11)	**(11)**	(11)	**(13)**	(10)
Specific provisions				
– provided for during the financial year (refer note 11)	**(36)**	(36)	**(31)**	(26)
– recovery of loans previously provided for (refer note 11)	**13**	15	**6**	9
– loan losses written-off	**(9)**	(7)	**(1)**	(1)
– recovery of loans previously written-off	**3**	3	**–**	–
Impairment charges	**(52)**	(61)	**(42)**	(46)
Total operating income	**7,181**	4,832	**4,646**	2,872

* Included in the net trading income are fair value changes of $68 million for the year ending 31 March 2007 (31 March 2006: $15 million) relating to financial assets and financial liabilities designated as held at fair value through profit and loss. Fair value changes relating to derivatives are also reported in net trading income which partially offsets the fair value changes relating to the financial assets and financial liabilities designated at fair value. Also includes fair value changes on derivatives used to hedge the Group's economic interest rate risk where hedge accounting requirements are not met – refer to note 1 (ix).

** Included within net income from disposal groups held for sale are the net income and expenses arising from the activities of the disposal groups. Refer to note 22 – Assets and disposal groups classified as held for sale for the name of each group.

*** Included within other income is rental income of $169 million (2006: $63 million) less depreciation of $109 million (2006: $44 million) in relation to operating leases where the Group is the lessor.

	Consolidated 2007 $m	Consolidated 2006 $m	Bank 2007 $m	Bank 2006 $m
Note 2. Profit for the financial year continued				
Employment expenses				
Salary, salary related costs including commissions, superannuation and performance-related profit share	**(3,469)**	(2,214)	**(2,371)**	(1,472)
Share based payments	**(87)**	(53)	**(68)**	(37)
Provision for annual leave	**(15)**	(12)	**(7)**	(6)
Provision for long service leave	**(8)**	(7)	**(6)**	(5)
Total compensation expense	**(3,579)**	(2,286)	**(2,452)**	(1,520)
Other employment expenses including on-costs, staff procurement and staff training	**(154)**	(121)	**(109)**	(71)
Total employment expenses	**(3,733)**	(2,407)	**(2,561)**	(1,591)
Brokerage and commission expenses				
Brokerage expenses	**(289)**	(264)	**(221)**	(188)
Other fee and commission expenses	**(132)**	(102)	**(85)**	(79)
Total brokerage and commission expenses	**(421)**	(366)	**(306)**	(267)
Occupancy expenses				
Operating lease rentals	**(151)**	(91)	**(102)**	(58)
Depreciation: infrastructure, furniture, fittings and leasehold improvements (note 19)	**(36)**	(21)	**(16)**	(10)
Other occupancy expenses	**(39)**	(27)	**(21)**	(14)
Total occupancy expenses	**(226)**	(139)	**(139)**	(82)
Non-salary technology expenses				
Information services	**(64)**	(54)	**(31)**	(29)
Depreciation: computer equipment (note 19)	**(38)**	(34)	**(25)**	(25)
Other non-salary technology expenses	**(61)**	(40)	**(45)**	(31)
Total non-salary technology expenses	**(163)**	(128)	**(101)**	(85)
Other operating expenses				
Professional fees	**(233)**	(143)	**(158)**	(74)
Auditors' remuneration (note 47)	**(18)**	(13)	**(7)**	(5)
Travel and entertainment expenses	**(154)**	(122)	**(76)**	(63)
Advertising and promotional expenses	**(36)**	(33)	**(20)**	(24)
Communication expenses	**(34)**	(29)	**(16)**	(14)
Depreciation: communication equipment (note 19)	**(7)**	(5)	**(5)**	(4)
Other expenses	**(228)**	(160)	**(159)**	(82)
Total other operating expenses	**(710)**	(505)	**(441)**	(266)
Total operating expenses	**(5,253)**	(3,545)	**(3,548)**	(2,291)

	Consolidated 2007 $m	Consolidated 2006 $m	Bank 2007 $m	Bank 2006 $m
Note 3. Revenue from operating activities				
Interest and similar income	**4,632**	3,136	**3,368**	2,017
Fee and commission income	**3,513**	2,819	**1,264**	794
Investment revenue and management fees from life investment contracts and other unit holder businesses (note 17)	**613**	509	–	–
Net trading income	**1,047**	876	**921**	709
Profit on the sale of investment securities available for sale and associates and joint ventures	**810**	178	**478**	230
Other income (excluding profit on the sale of investment securities available for sale and associates and joint ventures)	**1,108**	405	**1,507**	848
Total revenue from operating activities	**11,723**	7,923	**7,538**	4,598

Note 4. Segment reporting

Segment revenues, expenses, assets and liabilities are those that are directly attributable to a segment or the relevant portion that can be allocated to a segment on a reasonable basis. Segment assets include all assets used by a segment. The carrying amount of certain assets used jointly by segments is allocated based on reasonable estimates of usage.

Any transfers between segments have been determined on an arms-length basis and eliminated on consolidation.

The segment information has been prepared in conformity with the economic entity's accounting policies as disclosed in note 1 – Summary of significant accounting policies.

Primary segment – business

For internal reporting and risk management purposes, the economic entity is divided into six operating Groups ("the Groups"). The Groups do not meet the definition of *business segment* for the purposes of reporting in accordance with AASB 114: *Segment Reporting*, because the Groups provide certain products to customers which have the same, or similar, risk and return characteristics.

For the purposes of determining business segments, the activities of the economic entity have been divided into four areas:
- Asset and Wealth Management: distribution and manufacture of funds management products;
- Financial Markets: trading in fixed income, equities, currency, commodities and derivative products;
- Investment Banking: corporate and structured finance, advisory, underwriting, facilitation, broking and real estate/property development; and
- Lending: banking activities, mortgages, margin lending and leasing.

Primary segment – business

	Asset and Wealth Management $m	Financial Markets $m	Investment Banking $m	Lending $m	Total $m
					Consolidated 31 March 2007
Income statements					
Revenue from external customers	2,327	2,806	3,236	3,071	11,440
Net operating income from disposal groups held for sale	–	–	41	–	41
Intersegmental revenue/(expense)	35	(530)	(242)	737	–
Share of net profits of associates and joint ventures using the equity method	195	38	9	–	242
Total revenue from ordinary activities	2,557	2,314	3,044	3,808	11,723
Operating profit from ordinary activities before income tax	494	376	883	175	1,928
Income tax expense	(132)	(42)	(157)	(46)	(377)
Profit from ordinary activities after income tax	362	334	726	129	1,551
Non-cash expenses: depreciation	(22)	(15)	(65)	(88)	(190)
Balance sheets					
Total assets	12,417	69,717	13,713	40,542	136,389
Total liabilities	9,163	86,920	4,319	28,468	128,870
Fixed assets acquired during the financial year	21	95	28	55	199
Intangible assets acquired during the financial year	–	9	25	13	47
Assets and disposal groups classified as held for sale	43	–	951	–	994
Interest in associates and joint ventures using the equity method	921	207	2,893	50	4,071

Note 4. Segment reporting continued
Primary segment – business

	Asset and Wealth Management $m	Financial Markets $m	Investment Banking $m	Lending $m	Total $m
					Consolidated 31 March 2006
Income statements					
Revenue from external customers	1,702	1,968	1,887	2,212	7,769
Net operating loss from disposal groups held for sale	–	–	(18)	–	(18)
Intersegmental revenue/(expense)	48	(280)	(138)	370	–
Share of net profits of associates and joint ventures using the equity method	155	3	17	(3)	172
Total revenue from ordinary activities	1,905	1,691	1,748	2,579	7,923
Operating profit from ordinary activities before income tax	345	292	480	170	1,287
Income tax expense	(104)	(38)	(104)	(44)	(290)
Profit from ordinary activities after income tax	241	254	376	126	997
Non-cash expenses: depreciation	(18)	(8)	(25)	(53)	(104)
Balance sheets					
Total assets	8,780	50,732	12,587	34,112	106,211
Total liabilities	7,385	63,768	5,488	24,233	100,874
Fixed assets acquired during the financial year	18	54	155	35	262
Intangible assets acquired during the financial year	33	24	71	2	130
Assets and disposal groups classified as held for sale	24	–	2,365	–	2,389
Interest in associates and joint ventures using the equity method	1,070	276	2,095	22	3,463

Secondary segment – geographical
Geographical segments have been determined based on where the transactions have been booked. The operations of the economic entity are headquartered in Australia. All locations below the reportable segment threshold have been collectively classified as other.

	Australia $m	**Asia Pacific* $m**	**Europe $m**	**North America $m**	**Other $m**	**Total $m**
						Consolidated 31 March 2007
Revenue from external customers	**7,014**	**1,458**	**1,643**	**1,314**	**11**	**11,440**
Total assets	**69,983**	**12,593**	**37,559**	**14,808**	**1,446**	**136,389**
Fixed assets acquired during the financial year	**153**	**13**	**26**	**7**	**–**	**199**
Intangible assets acquired during the financial year	**11**	**10**	**9**	**17**	**–**	**47**
						Consolidated 31 March 2006
Revenue from external customers	5,107	1,056	1,011	568	27	7,769
Total assets	75,626	7,950	14,284	7,723	628	106,211
Fixed assets acquired during the financial year	74	31	119	33	5	262
Intangible assets acquired during the financial year	86	12	8	24	–	130

* Excludes Australia as it is disclosed as a separate segment.

	Consolidated 2007 $m	Consolidated 2006 $m	Bank 2007 $m	Bank 2006 $m
Note 5. Income tax (expense)/benefit				
a) Income tax (expense)/benefit				
Current tax	**(596)**	(388)	**(144)**	(37)
Deferred tax	**219**	98	**131**	41
Total	**(377)**	(290)	**(13)**	4
Deferred income tax revenue included in income tax (expense)/benefit comprises:				
Increase in deferred tax assets	**129**	35	**55**	23
Decrease in deferred tax liabilities	**90**	63	**76**	18
Total	**219**	98	**131**	41
b) Reconciliation of income tax expense to prima facie tax payable				
Prima facie income tax expense on operating profit*	**(578)**	(387)	**(329)**	(174)
Tax effect of amounts adjusted in calculating taxable income:				
Rate differential on offshore income	**195**	85	**63**	55
Distribution provided on Macquarie Income Preferred Securities and similar distributions	**16**	15	**16**	15
Non-deductible options expense	**(26)**	(16)	**(20)**	(11)
Intragroup dividends	**–**	–	**277**	114
Other items	**16**	13	**(20)**	5
Total income tax (expense)/benefit	**(377)**	(290)	**(13)**	4
c) Amounts recognised directly in equity				
Aggregate current and deferred tax arising in the reporting period and not recognised in profit and loss but directly recognised in equity:				
Net deferred tax – debited/(credited) directly to equity	**11**	67	**(19)**	54
Total	**11**	67	**(19)**	54

* Prima facie income tax on operating profit is calculated at the rate of 30% (31 March 2006: 30%). The consolidated entity has a tax year ending on 30 September.

Pursuant to a resolution of the Bank, the consolidated entity's Australian tax liabilities are determined according to tax consolidation legislation. The Bank together with all eligible Australian resident wholly-owned controlled entities of the Bank represent a Tax Consolidated Group, with the Bank as the Head Entity. As a consequence, the relevant controlled entities are not liable to make income tax payments and do not recognise any current tax balances. Under the terms and conditions of a tax funding agreement, the Bank charges each controlled entity for all current tax liabilities incurred in respect of their activities and reimburses each controlled entity for current tax assets utilised.

Should the Bank be in default of its tax payment obligations, or a default is probable, the current tax balances of the controlled entities will be determined in accordance with the terms and conditions of a tax sharing agreement between the Bank and entities in the Group.

In preparing this financial report the Bank has considered the information currently available and where considered necessary have taken legal advice as to the economic entity's tax liability and in accordance with this believe that provisions made are adequate.

	Consolidated 2007 $m	Consolidated 2006 $m	Bank 2007 $m	Bank 2006 $m
Note 6. Dividends paid and distributions paid or provided				
i) Dividends paid				
Ordinary share capital				
Interim dividend paid ($1.25⁺ (2006: $0.90*) per share)	**312**	208	**312**	208
2006 Final dividend paid ($1.25⁺ (2005: $1.00*) per share)	**290**	224	**290**	224
2006 Special dividend paid ($nil (2005: $0.40*) per share)	**–**	89	**–**	89
Total dividends paid	**602**	521	**602**	521

⁺ These dividends were 100% franked at the 30% corporate tax rate.

* These dividends were 90% franked at the 30% corporate tax rate.

The Bank's Dividend Reinvestment Plan ("DRP") remains activated. The DRP is optional and offers ordinary shareholders in Australia and New Zealand the opportunity to acquire fully paid ordinary shares, without transaction costs, at a 2.5% discount to the prevailing market value with effect from the 2006 final dividend (at the prevailing market value, prior to the 2006 final dividend). A shareholder can elect to participate in or terminate their involvement in the DRP at any time. Details of fully paid ordinary shares issued pursuant to the DRP are included in note 31 – Contributed equity.

			Dividend per ordinary share	
Cash dividends per ordinary share (distribution of current year profits)	**$3.15**	$2.15	**$3.15**	$2.15

	Consolidated 2007 $m	Consolidated 2006 $m	Bank 2007 $m	Bank 2006 $m
Franking credits available for the subsequent financial year at a corporate tax rate of 30% (2006: 30%)	**176**	149	**176**	149

The franked portion of dividends proposed as at 31 March 2007 will be franked out of existing franking credits or out of franking credits arising from the payment of income tax payable at the end of the financial year.

The above amounts represent the balances of the franking accounts as at the end of the financial year, adjusted for:

a) franking credits that will arise from the payment of income tax payable as at the end of the financial year;
b) franking credits that may be prevented from being distributed in subsequent financial years;
c) franking debits that will arise from the payment of dividends proposed as at the end of the financial year and the final dividend disclosed below in (ii); and
d) franking debits that will arise from the receipt of tax receivables as at the end of the financial year.

ii) Dividends not recognised at the end of the financial year
Since the end of the financial year the directors have recommended the payment of the 2007 final dividend of $1.90 per fully paid ordinary share, 100% franked based on tax paid at 30%. The aggregate amount of the proposed dividend expected to be paid on 4 July 2007 out of retained profits at 31 March 2007, but not recognised as a liability at the end of the financial year, is $482 million. This amount has been estimated based on the number of shares eligible to participate as at 31 March 2007.

	Consolidated 2007 $m	Consolidated 2006 $m	Bank 2007 $m	Bank 2006 $m
iii) Distributions paid or provided				
Macquarie Income Securities				
Distributions paid (net of distributions previously provided)	**24**	23	**–**	–
Distributions provided	**7**	6	**–**	–
Total distributions paid or provided	**31**	29	**–**	–

The Macquarie Income Security ("MIS") is a stapled arrangement, which includes a perpetual preference share issued by the Bank. No dividends are payable under the preference shares until the Bank exercises its option to receive future payments of interest and principal under the other stapled security. Upon exercise, dividends are payable at the same rate, and subject to similar conditions, as the MIS. Dividends are also subject to Directors' discretion. The distributions paid/provided in respect of the MIS are recognised directly in equity in accordance with AASB 132: *Financial Instruments: Presentation*.

	Consolidated 2007 $m	Consolidated 2006 $m	Bank 2007 $m	Bank 2006 $m
Macquarie Income Preferred Securities				
Distributions paid (net of distributions previously provided)	**30**	27	**–**	–
Distributions provided	**24**	24	**–**	–
Total distributions paid or provided	**54**	51	**–**	–

The Macquarie Income Preferred Securities represent the minority interest of a consolidated entity. Accordingly, the distributions paid/provided in respect of the Macquarie Income Preferred Securities are recorded as movements in minority interest, as disclosed in note 32 – Reserves, retained earnings and minority interests. The Bank can redirect the payments of distributions under the convertible debentures to be paid to itself. Each debenture converts for 500 Bank preference shares at the Bank's discretion at any time, in certain circumstances (to meet capital requirements), or on maturity. Refer to note 31 for further details on these instruments.

	Consolidated 2007 $m	Consolidated 2006 $m	Bank 2007 $m	Bank 2006 $m
Note 6. Dividends paid and distributions paid or provided continued				
Convertible Debentures				
Distributions paid (net of distributions previously provided)	-	-	30	27
Distributions provided	-	-	24	24
Total distributions paid or provided	-	-	54	51

	Consolidated 2007	Consolidated 2006
Note 7. Earnings per share		Cents per share
Basic earnings per share	591.6	400.3
Diluted earnings per share	569.8	382.3
	$m	$m
Reconciliation of earnings used in the calculation of basic and diluted earnings per share		
Profit from ordinary activities after income tax	1,551	997
(Profit) attributable to minority interests:		
Macquarie Income Preferred Securities	(54)	(51)
Other equity holders	(3)	(1)
Distributions paid or provided on:		
Macquarie Income Securities	(31)	(29)
Total earnings used in the calculation of basic and diluted earnings per share	1,463	916
		Number of shares
Total weighted average number of ordinary shares used in the calculation of basic earnings per share	247,313,494	228,840,495
Weighted average number of shares used in the calculation of diluted earnings per share		
Weighted average fully paid ordinary shares	247,313,494	228,840,495
Potential ordinary shares:		
Weighted average options	9,441,575	10,790,865
Total weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted earnings per share	256,755,069	239,631,360

Information concerning the classification of securities

Options

Options granted to employees under the Employee Option Plan are considered to be potential ordinary shares and have been included in the calculation of diluted earnings per share to the extent to which they are dilutive. The issue price, which is equivalent to the fair value of the options granted, and exercise price used in this assessment incorporate both the amounts recognised as an expense up to the reporting date as well as the fair value of options yet to be recognised as an expense in the future.

Included in the balance of weighted average options are 1,998,451 (2006: 1,424,595) options that were converted, lapsed or cancelled during the financial year. There are a further 1,765,225 (2006: 10,241,098) options that have not been included in the balance of weighted average options on the basis that their strike price was greater than the average market price of the Bank's fully paid ordinary shares for the financial year ended 31 March 2007 and consequently, they are not considered to be dilutive.

	Consolidated 2007 $m	Consolidated 2006 $m	Bank 2007 $m	Bank 2006 $m
Note 8. Due from banks				
Cash at bank*	**1,671**	2,013	**633**	566
Overnight cash at bank	**936**	1,836	**923**	1,823
Other loans to banks	**3,380**	2,417	**2,941**	2,078
Due from clearing houses	**133**	128	**83**	112
Total due from banks	**6,120**	6,394	**4,580**	4,579

* Included within this balance is $nil (2006: $8 million) provided as security over payables to other financial institutions.

	Consolidated 2007 $m	Consolidated 2006 $m	Bank 2007 $m	Bank 2006 $m
Note 9. Cash collateral on securities borrowed and reverse repurchase agreements				
Central bank	**–**	22	**–**	22
Governments	**48**	385	**48**	385
Other financial institutions	**13,130**	5,001	**13,093**	5,001
Other	**12,731**	8,162	**12,702**	8,157
Total cash collateral on securities borrowed and reverse repurchase agreements	**25,909**	13,570	**25,843**	13,565

	Consolidated 2007 $m	Consolidated 2006 $m	Bank 2007 $m	Bank 2006 $m
Note 10. Trading portfolio assets				
Trading securities				
Equities and other securities	**12,114**	9,211	**11,675**	8,117
Corporate bonds	**1,496**	995	**1,412**	971
Promissory notes	**809**	1,188	**809**	1,188
Certificates of deposit	**426**	1,597	**426**	1,597
Other government securities	**350**	612	**350**	612
Bank bills	**159**	330	**159**	330
Commonwealth government bonds	**71**	166	**71**	166
Foreign government bonds	**6**	42	**6**	42
Total trading securities	**15,431**	14,141	**14,908**	13,023
Other trading assets				
Commodities	**87**	105	**23**	7
Total other trading assets	**87**	105	**23**	7
Total trading portfolio assets	**15,518**	14,246	**14,931**	13,030

Trading assets pledged as security

Included in the balance of equities and other securities, certificates of deposit and bank bills are assets provided as security over issued notes and payables to other external investors and financial institutions. The value of assets provided is $971 million (2006: $1,249 million).

	Consolidated 2007 $m	Consolidated 2006 $m	Bank 2007 $m	Bank 2006 $m
Note 11. Loan assets held at amortised cost				
Due from clearing houses	**2,827**	2,033	**2,751**	1,906
Due from governments*	**165**	223	**110**	156
Due from other entities				
Other loans and advances**	**40,269**	30,845	**16,009**	11,208
Less specific provisions	**(71)**	(52)	**(69)**	(48)
	40,198	30,793	**15,940**	11,160
Lease receivables	**2,697**	2,030	**47**	35
Total due from other entities	**42,895**	32,823	**15,987**	11,195
Total gross loan assets	**45,887**	35,079	**18,848**	13,257
Less collective allowance for credit losses	**(91)**	(80)	**(89)**	(76)
Total loan assets held at amortised cost	**45,796**	34,999	**18,759**	13,181

* Governments include federal, state and local governments and related enterprises in Australia.
** Included within this balance are mortgage loans of $20,034 million (2006: $17,795 million) held by consolidated SPEs.

Included within the balance of loan assets held at amortised cost are assets provided as security over issued notes and payables to other external investors and financial institutions. The value of assets provided, excluding mortgage securitised loans, is $1,631 million (2006: $nil).

	Consolidated 2007 $m	Consolidated 2006 $m	Bank 2007 $m	Bank 2006 $m
Specific provisions				
Balance at the beginning of the financial year	**52**	45	**48**	39
Provided for during the financial year	**36**	36	**31**	26
Loan assets written off, previously provided for	**(4)**	(10)	**(4)**	(10)
Recovery of loans previously provided for	**(13)**	(15)	**(6)**	(9)
Transfer from other provisions and other items	**–**	1	**–**	1
Transfer to provision against interest in associates and joint ventures using the equity method	**–**	(6)	–	–
Attributable to foreign currency translation	**–**	1	–	1
Total specific provisions	**71**	52	**69**	48
Specific provisions as a percentage of gross loan assets	**0.15%**	0.15%	**0.37%**	0.36%

The specific provisions relate to doubtful loan assets that have been identified and provided for.

	Consolidated 2007 $m	Consolidated 2006 $m	Bank 2007 $m	Bank 2006 $m
Collective allowance for credit losses				
Balance at the beginning of the financial year	**80**	109	**76**	105
Adjustment on adoption of AASB 139	[redacted]	(50)	[redacted]	(47)
Provided for during the financial year	**11**	11	**13**	10
Transfer from trading portfolio assets	–	10	**–**	8
Total collective allowance for credit losses	**91**	80	**89**	76

The collective allowances for credit losses is intended to cover losses inherent in the existing overall credit portfolio which are not yet specifically identifiable.

Note 12. Impaired assets

Impaired assets have been reported in accordance with AASB 139 and include loan assets and impaired items in respect of derivative financial instruments and unrecognised contingent commitments.

	Consolidated 2007 $m	Consolidated 2006 $m	Bank 2007 $m	Bank 2006 $m
Impaired assets with specific provisions for impairment	**166**	152	**150**	132
Less specific provisions	**(78)**	(67)	**(74)**	(50)
Total net impaired assets	**88**	85	**76**	82

	Consolidated 2007 $m	Consolidated 2006 $m	Bank 2007 $m	Bank 2006 $m
Note 13. Other financial assets at fair value through profit and loss				
Investment securities	**789**	395	**190**	185
Loan assets	**1,990**	1,709	**1,990**	1,709
Total other financial assets at fair value through profit and loss	2,779	2,104	**2,180**	1,894

	Consolidated 2007 $m	Consolidated 2006 $m	Bank 2007 $m	Bank 2006 $m
Note 14. Other assets				
Debtors and prepayments*	**5,549**	3,434	**4,693**	3,054
Security settlements**	**3,580**	4,146	**2**	156
Assets under operating lease***	**975**	694	**2**	1
Property held for sale and development*	**336**	173	**-**	2
Other	**4**	5	**2**	–
Total other assets	**10,444**	8,452	**4,699**	3,213

* Included within these balances is $383 million of debtors and prepayments (2006: $7 million), and $309 million (2006: $159 million) of property held for sale and development which are provided as security over amounts payable to other financial institutions.

** Security settlements are receivable within three working days of the relevant trade date.

*** Assets under operating lease are stated net of accumulated depreciation of $158 million (2006: $63 million).

	Consolidated 2007 $m	Consolidated 2006 $m	Bank 2007 $m	Bank 2006 $m
Note 15. Investment securities available for sale				
Equity securities				
Listed	**617**	347	**323**	168
Unlisted*	**377**	198	**34**	89
Debt securities**	**5,066**	3,201	**2,854**	2,053
Total investment securities available for sale	**6,060**	3,746	**3,211**	2,310

* Included within this balances is $155 million (2006: $nil) provided as security over payables to other financial institutions.

** Included within this balance are debt securities of $471 million (2006: $311 million) which are recognised as a result of a total return swap with Macquarie International Infrastructure Fund Limited. The economic entity does not have legal title to these assets but has full economic exposure to them.

	Consolidated 2007 $m	Consolidated 2006 $m	Bank 2007 $m	Bank 2006 $m
Note 16. Intangible assets				
Goodwill	**39**	83	**-**	–
Capitalised software	**17**	22	**10**	11
Other identifiable intangibles	**44**	45	**-**	-
Total intangible assets	**100**	150	**10**	11

	Consolidated 2007 $m	Consolidated 2006 $m	Bank 2007 $m	Bank 2006 $m
Note 17. Life investment contracts and other unit holder assets				
Life investment contracts and other unit holder assets				
Cash and due from banks	**63**	188	**–**	–
Debt securities	**865**	820	**–**	–
Units in unit trusts	**4,675**	3,946	**–**	–
Equity securities	**244**	229	**–**	–
Total life investment contracts and other unit holder investment assets	**5,847**	5,183	**–**	–

Investment assets are held primarily to satisfy policy holder liabilities, which are investment linked.

	Consolidated 2007 $m	Consolidated 2006 $m	Bank 2007 $m	Bank 2006 $m
Income from life investment contracts and other unit holder assets				
Premium income, investment revenue and management fees	**613**	509	**–**	–
Life investment contract claims, reinsurance and changes in policy liabilities	**(578)**	(479)	**–**	–
Direct fees	**(8)**	(7)	**–**	–
Total income from life investment contracts and other unit holder assets	**27**	23	**–**	–

Solvency

Solvency requirements for the life investment contracts business have been met at all times during the financial year.

As at 31 March 2007, the life investment contracts business had investment assets in excess of policy holder liabilities of $86 million (2006: $59 million).

	Consolidated 2007 $m	Consolidated 2006 $m	Bank 2007 $m	Bank 2006 $m
Note 18. Interest in associates and joint ventures using the equity method				
Interest in associates and joint ventures using the equity method				
Loans and investments without provisions for impairment	**4,016**	3,327	**537**	786
Loans and investments with provisions for impairment	**60**	176	**80**	65
Less provision for impairment	**(5)**	(40)	**(4)**	(18)
Loans and investments at recoverable amount	**55**	136	**76**	47
Total interest in associates and joint ventures using the equity method*	**4,071**	3,463	**613**	833

Investments in associates and joint ventures are accounted for in the consolidated financial statements using the equity method of accounting and are carried at cost by the parent entity (refer to note 1(ii)).

* Included in this balance is $184 million (2006: $153 million) provided as security over amounts payable to other financial institutions.

(a) Reconciliation of movement in the economic entity's investment in associates and joint ventures using the equity method:

	Consolidated 2007 $m	Consolidated 2006 $m
Balance at the beginning of the financial year	**3,463**	2,117
Associates acquired/equity contributed	**1,542**	2,728
Share of pre-tax profits of associates and incorporated joint ventures	**345**	246
Share of tax expense of associates and incorporated joint ventures	**(103)**	(74)
Dividends received/receivable from associates	**(374)**	(197)
Associates disposed of	**(720)**	(1,070)
Investments in associates provided for/written-off	**2**	(18)
Foreign exchange and other adjustments	**(100)**	93
Transferred to/(from) held for sale, available for sale equity	**16**	(362)
Balance at the end of the financial year	**4,071**	3,463

Note 18. Interest in associates and joint ventures using the equity method continued

(b) Summarised information of certain interests in material associates and joint ventures is as follows:

Name of entity	Country of Incorporation	Reporting Date	Participating interest 2007 %	2006 %
Macquarie Airports (a)**^	Australia	31 December	**16%**	14%
Diversified CMBS Investments Inc (c)*	USA	31 March	**57%**	57%
Macquarie Countrywide Trust (b)**	Australia	30 June	**9%**	6%
Macquarie MEAG Prime REIT (b)	Singapore	31 December	**24%**	20%
Macquarie Diversified (AA) Trust (c)	Australia	31 March	**28%**	31%
Macquarie Office Trust (b)**	Australia	30 June	**6%**	4%
Macquarie Media Group (e)***	Australia	30 June	**22%**	20%
Macquarie Communications Infrastructure Group (a)**^	Australia	30 June	**12%**	11%
Macquarie Capital Alliance Group (c)**	Australia	30 June	**17%**	10%
Macquarie Aircraft Leasing Limited (a)	Ireland	31 December	**34%**	–
European Directories SA (d)***	Luxembourg	31 December	**13%**	15%
Euro Gaming Limited (e)	UK	31 December	**50%**	–
Macquarie Infrastructure Group (a)**	Australia	30 June	**2%**	1%
Macquarie European Infrastructure Fund (a)**	UK	31 March	**5%**	–
Macquarie Goodman Group (b)***	Australia	30 June	**–**	8%

* Voting rights for this investment are not proportional to the ownership interest. The economic entity has joint control because neither the economic entity nor its fellow investors have control in their own right.

** The economic entity has significant influence due to its fiduciary relationship as manager of these entities.

*** Significant influence arises due to the economic entity's voting power and board representation.

^ Denotes legal interest is different to participating interest. Legal interest in Macquarie Airports is 18% and 17% in Macquarie Communications Infrastructure Group.

(a) Infrastructure
(b) Property development/ management entity
(c) Funds management and investment banking
(d) Directories business
(e) Media, television, gaming and internet investments

Note 18. Interest in associates and joint ventures using the equity method continued

(c) The fair values of certain interests in material associates and joint ventures for which there are public quotations are as follows:

	Consolidated 2007 $m	Consolidated 2006 $m	Bank 2007 $m	Bank 2006 $m
Macquarie Airports	1,096	783	41	13
Macquarie Communications Infrastructure Group	324	256	14	4
Macquarie Countrywide Trust	231	149	10	4
Macquarie MEAG Prime REIT	225	153	–	–
Macquarie Media Group	197	110	5	–
Macquarie Office Trust	178	110	11	4
Macquarie Infrastructure Group	176	133	54	15
Macquarie Capital Alliance Group	176	89	7	1
Macquarie Goodman Group	–	585	–	585
(d) Share of associates' and joint ventures' expenditure commitments, other than for the supply of inventories, is as follows:				
Capital commitments	88	70	–	25
Lease commitments	52	145	37	86
(e) Contingent liabilities of associates and joint ventures are as follows:				
Share incurred jointly with other investors	24	83	4	41
For which the economic entity is severally liable	146	59	6	59
(f) Aggregated financial information of interests in associates and joint ventures are as follows:				
Economic entity's share of:				
Assets	9,472	5,676	529	773
Liabilities	5,806	2,767	280	434
Revenues	1,359	805	134	103
Profit	242	172	42	37

	Consolidated 2007 $m	Consolidated 2006 $m	Bank 2007 $m	Bank 2006 $m
Note 19. Property, plant and equipment				
Furniture, fittings and leasehold improvements				
Cost	309	235	171	118
Less accumulated depreciation	(109)	(97)	(78)	(70)
Total furniture, fittings and leasehold improvements	200	138	93	48
Communication equipment				
Cost	29	26	23	21
Less accumulated depreciation	(22)	(20)	(19)	(18)
Total communication equipment	7	6	4	3
Computer equipment				
Cost	249	188	204	168
Less accumulated depreciation	(176)	(140)	(151)	(129)
Total computer equipment	73	48	53	39
Infrastructure assets				
Cost	106	103	–	–
Less accumulated depreciation	(8)	(3)	–	–
Total infrastructure assets	98	100	–	–
Total property, plant and equipment	378	292	150	90

Reconciliation of the movement in the economic entity's property, plant and equipment at their written-down value:

	Furniture, fittings and leasehold improvements $m	Communication equipment $m	Computer equipment $m	Infrastructure assets $m	Total $m
Balance at the beginning of the financial year	138	6	48	100	292
Acquisitions	121	8	64	6	199
Disposals	(6)	–	(1)	–	(7)
Reclassification*	(25)	–	–	–	(25)
Depreciation expense	(28)	(7)	(38)	(8)	(81)
Balance at the end of the financial year	200	7	73	98	378

Fixed assets pledged as security

Included in the balance of property, plant and equipment are assets pledged as security over payables to other financial institutions. The terms preclude these assets from being sold or being used as security for further liabilities without the permission of the financial institution. The carrying value of assets pledged is $89 million (2006: $132 million).

* In December 2006, ATM Solutions, a wholly owned subsidiary of the bank, was reclassified as Held for Sale (refer to note 22).

	Consolidated 2007 $m	Consolidated 2006 $m	Bank 2007 $m	Bank 2006 $m
Note 20. Investments in controlled entities				
Investments at cost without provisions for impairment	–	–	4,058	4,060
Investments at cost with provisions for impairment	–	–	71	71
Less provisions for impairment	–	–	(44)	(44)
Investments at recoverable amount	–	–	27	27
Total investments in controlled entities	–	–	4,085	4,087

Note 20. Investments in controlled entities continued

The material controlled entities of the Bank, based on contribution to the economic entity's profit from ordinary activities, the size of the investment made by the Bank or the nature of the activities conducted by the controlled entity, are:

ConnectEast Management Limited
Diversified CMBS Australia Holdings Pty Limited
Macquarie Acceptances Limited
Macquarie Africa (Proprietary) Limited (South Africa)
Macquarie Airports Management Limited
Macquarie Alternative Assets Management Limited
Macquarie Asia Real Estate Management Limited (formerly Macquarie Asia Real Estate Limited)
Macquarie Australia Securities Limited
Macquarie Capital Alliance Management Limited
Macquarie Capital Funding L.P. (United Kingdom)
Macquarie Capital Korea Co Limited (Korea)
Macquarie CLO Investments No.1 Pty Limited
Macquarie Communications Infrastructure Management Limited
Macquarie Countrywide Management Limited
Macquarie Direct Property Management Limited
Macquarie Diversified Investments No.2 Pty Limited
Macquarie Equity Capital Markets Limited
Macquarie Finance Limited
Macquarie Financial Products Management Limited
Macquarie Funds Management Holdings Pty Limited
Macquarie Global Debt Investment No.1 Pty Limited
Macquarie Global Finance Services (Mauritius) Limited (Mauritius)
Macquarie Holdings (U.S.A.) Inc (United States)
Macquarie Inc (United States)
Macquarie Infrastructure Debt Management Limited
Macquarie Infrastructure Investment Management Limited
Macquarie Infrastructure Management (Asia) Pty Limited
Macquarie Infrastructure Management (USA) Inc (United States)
Macquarie International Finance Limited
Macquarie Investment Management (UK) Limited (United Kingdom)
Macquarie Investment Management Limited
Macquarie Investment Services Limited
Macquarie Investments (UK) Limited (United Kingdom)
Macquarie Investments Australia Pty Limited
Macquarie Leisure Management Limited
Macquarie Office Management Limited
Macquarie Property Advisors Korea Limited (Korea)
Macquarie Property Investment Management 2 Limited
Macquarie Property Investment Management 5 Limited
Macquarie Property Investment Management 6 Limited
Macquarie Securities (Australia) Limited
Macquarie Securities South Africa Limited (South Africa)
Macquarie Securitisation Limited
Macquarie Specialised Asset Management 2 Limited
Macquarie Specialised Asset Management Limited
Macquarie Specialised Asset Management (Bermuda) Limited (Bermuda)
M&I Debt Investments Pty Limited
MQ Japan Market Neutral Fund (Cayman Islands)*
MQ Japan Market Neutral Fund*
Regional Media Trust
Retirement Villages Group R.E. Limited

Note: All entities are incorporated in Australia unless otherwise stated.
Overseas controlled entities carry on business predominantly in their place of incorporation.
Beneficial interest in all entities is 100%, unless otherwise stated.
All entities have a 31 March reporting date, unless otherwise stated.

* These entities have a 30 June reporting date.

	Consolidated 2007 $m	Consolidated 2006 $m	Bank 2007 $m	Bank 2006 $m
Note 21. Deferred income tax assets/(liabilities)				
The balance comprises temporary differences attributable to:				
Provisions and accrued expenses	**798**	569	**631**	440
Tax losses	**37**	25	**9**	–
Fixed assets	**20**	21	**20**	21
Financial instruments	**(386)**	(336)	**(229)**	(229)
Investments in associates	**(12)**	(39)	**–**	–
Total deferred income tax assets	**457**	240	**431**	232
Available for sale financial assets	**(78)**	(63)	**(41)**	(29)
Investments in associates	**–**	(94)	**–**	(94)
Other liabilities	**–**	–	**–**	(6)
Total deferred income tax liabilities	**(78)**	(157)	**(41)**	(129)
Net deferred income tax assets	**379**	83	**390**	103

Potential tax assets of approximately $52 million (2006: $32 million) attributable to tax losses carried forward by controlled entities have not been brought to account in the controlled entities and in the economic entity as the Directors do not believe the realisation of the tax assets is probable.

The economic entity's Australian tax liabilities are determined pursuant to tax consolidation legislation. All eligible Australian resident wholly-owned controlled entities of the Bank represent a Tax Consolidated Group. Under the terms and conditions of a tax contribution agreement, the Bank, as the head entity of the tax consolidated group, will charge or reimburse its wholly-owned subsidiaries for current tax liabilities or assets it incurs in connection with their activities. As a consequence, the Bank has recognised the current tax balances of its wholly-owned subsidiaries as if those were its own in addition to the current and deferred tax amounts arising in relation to its own transactions, events and balances. Amounts receivable or payable under a tax contribution agreement with the tax consolidated entities are recognised separately as tax-related amounts receivable or payable. The principles of the balance sheet method of tax effect accounting have been adopted whereby the income tax expense for the financial year is the tax payable on the current period's taxable income adjusted for changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements and to unused tax losses. The tax assets relating to deductible temporary differences and tax losses are not carried forward as an asset unless the benefit is probable of realisation.

The tax assets have been applied against deferred tax liabilities to the extent that they are expected to be realised in the same period, within the same tax paying entity.

	Consolidated 2007 $m	Consolidated 2006 $m	Bank 2007 $m	Bank 2006 $m
Note 22. Assets and disposal groups classified as held for sale				
Associates*	**750**	586	**139**	18
Assets of disposal groups held for sale				
ATM Solutions	**166**	–	**–**	–
Longview Oil & Gas	**78**	–	**–**	–
Steam Packet Group	**–**	597	**–**	–
AHA Holdings Limited	**–**	469	**–**	–
Macquarie SC Investments Inc.	**–**	400	**–**	–
Macquarie Small Cap Roads Holdings, LLC	**–**	195	**–**	–
Vancouver Health Holdings Limited	**–**	142	**–**	–
Total assets of disposal groups held for sale**	**244**	1,803	**–**	–
Total assets and disposal groups classified as held for sale	**994**	2,389	**139**	18

* Included within this balance are assets with a carrying value of $409 million (2006: $nil) provided as security over payables to other financial institutions.

** Included within this balance are assets with a carrying value of $34 million (2006: $823 million) provided as security over payables to other financial institutions.

Note 22. Assets and disposal groups classified as held for sale continued

(a) Summarised information of material associates classified as held for sale is as follows:

Name of entity	Country of Incorporation	Reporting Date	Participating interest 2007 %	Participating interest 2006 %
Macquarie New York Parking 2 LLC (a) *	USA	31 December	**53%**	53%
Taiwan Cable TV Investments Sarl (b)^	Taiwan	31 December	**20%**	40%
Retirement Villages Group (c)	Australia	30 June	**48%**	50%
Lane Cove Tunnel Holding Company Pty Limited (d)	Australia	31 December	**19%**	–
Macquarie Industrial Investments Norway AS (e)	Norway	31 December	**–**	21%

All associates classified as held for sale are unlisted companies.
Participation interest is equivalent to ownership interest unless otherwise stated.

* Voting rights for this investment are not proportional to the ownership interest. The economic entity has joint control because neither the economic entity nor its fellow investors have control in their own right.

^ Denotes legal interest is different to participating interest. Legal interest in Taiwan Cable TV Investment Sarl is 40%.

(a) Retail parking stations
(b) Media, television and internet investments
(c) Retirement homes
(d) Infrastructure
(e) Other

	Consolidated 2007 $m	Consolidated 2006 $m	**Bank 2007 $m**	Bank 2006 $m
(b) Share of associates' expenditure commitments, other than for the supply of inventories, is as follows:				
Capital commitments	**7**	8	**–**	–
Lease commitments	**7**	10	**–**	–
(c) Contingent liabilities of associates are as follows:				
Share incurred jointly with other investors	**–**	–	**–**	–
For which the economic entity is severally liable	**–**	–	**–**	–
(d) Aggregated financial information of interests in associates are as follows:				
Economic entity's share of:				
Assets	**2,542**	2,059	**377**	–
Liabilities	**1,917**	1,491	**241**	–
Revenues	**372**	351	**22**	–
Profit/(loss)	**–**	–	**–**	–
(e) Liabilities of disposal groups classified as held for sale				
Total liabilities of disposal groups classified as held for sale*	**170**	1,427	**–**	–

* This year's balance includes the liabilities of ATM Solutions and Longview Oil and Gas. The prior year's balance represents the liabilities of Steam Packet Group, AHA Holdings Limited, Macquarie SC Investments Inc., Vancouver Health Holdings Limited and Macquarie Small Cap Roads Holdings, LLC.

All of the above investments are expected to be disposed of by way of sale to a Macquarie Fund, trade sale or sale to other investors within twelve months of being classified as held for sale, unless events or circumstances occurred that are beyond the Bank or economic entity's control.

	Consolidated 2007 $m	Consolidated 2006 $m	Bank 2007 $m	Bank 2006 $m
Note 23. Due to banks				
OECD banks	**3,056**	1,537	**1,427**	703
OECD Central Banks	**229**	373	**229**	373
Clearing houses	**147**	67	**134**	67
Clearing banks	**27**	40	**27**	40
Other	**668**	101	**294**	34
Total due to banks	**4,127**	2,118	**2,111**	1,217

Amounts due to clearing houses are settled on the next business day.

	Consolidated 2007 $m	Consolidated 2006 $m	Bank 2007 $m	Bank 2006 $m
Note 24. Cash collateral on securities lent and repurchase agreements				
Central banks	**985**	1,039	**985**	1,039
Other financial institutions	**3,118**	2,328	**3,118**	2,328
Other	**3,386**	3,628	**3,386**	3,628
Total cash collateral on securities lent and repurchase agreements	**7,489**	6,995	**7,489**	6,995
Note 25. Trading portfolio liabilities				
Listed equity securities	**14,258**	4,435	**14,293**	4,431
Commonwealth government securities	**1,243**	4,867	**1,243**	4,867
Other government securities	**352**	685	**352**	685
Corporate securities	**69**	70	**69**	70
Total trading portfolio liabilities	**15,922**	10,057	**15,957**	10,053
Note 26. Debt issued at amortised cost				
Debt issued at amortised cost*	**51,365**	39,022	**28,519**	20,567
Total debt issued at amortised cost	**51,365**	39,022	**28,519**	20,567

* Included within this balance are amounts payable to mortgage special purpose entities' noteholders of $19,932 million (2006: $17,778 million).

	Consolidated 2007 $m	Consolidated 2006 $m	Bank 2007 $m	Bank 2006 $m
Note 27. Other financial liabilities at fair value through profit and loss				
Debt issued	**5,552**	5,481	**5,149**	5,058
Total other financial liabilities at fair value through profit and loss	**5,552**	5,481	**5,149**	5,058
Reconciliation of debt issued at amortised cost and other financial liabilities at fair value through profit and loss by major currency:				
Australian dollars	**28,596**	23,784	**6,124**	5,065
United States dollars	**15,936**	8,205	**15,899**	8,211
Euro	**5,120**	5,440	**5,120**	5,440
Great British pounds	**3,467**	3,844	**3,467**	3,844
Hong Kong dollars	**1,592**	1,435	**1,490**	1,270
Japanese yen	**571**	695	**571**	695
Other currencies	**1,635**	1,100	**997**	1,100
Total by currency	**56,917**	44,503	**33,668**	25,625

The Bank's primary program for domestic and international debt issuance is its multi-currency, multi-jurisdictional Debt Instrument Program. Securities are issued for terms varying from one day to 30 years.

	Consolidated 2007 $m	Consolidated 2006 $m	Bank 2007 $m	Bank 2006 $m
Note 28. Other liabilities				
Creditors	**5,166**	3,247	**4,021**	2,359
Accrued charges and sundry provisions	**3,556**	2,155	**2,902**	1,815
Due to brokers and customers*	**3,034**	4,000	**77**	174
Other	**202**	151	**94**	69
Total other liabilities	**11,958**	9,553	**7,094**	4,417

* Amounts due to brokers and customers are payable within three working days of the relevant trade date.

Note 29. Provisions				
Provision for annual leave	**69**	57	**48**	39
Provision for long service leave	**53**	45	**52**	45
Provision for dividends	**31**	30	**24**	24
Total provisions	**153**	132	**124**	108

Note 30. Loan capital

Subordinated debt

Agreements between the Bank and the lenders provide that, in the event of liquidation, entitlement of such lenders to repayment of the principal sum and interest thereon is and shall at all times be and remain subordinated to the rights of all other present and future creditors of the Bank.

The dates upon which the Bank has committed to repay the principal sum to the lenders are as follows:

Subordinated debt				
18 February 2013	**227**	227	**227**	227
2 May 2013	**25**	25	**25**	25
20 June 2013	**332**	340	**332**	340
15 September 2014	**301**	300	**301**	300
18 September 2015	**432**	489	**432**	488
19 September 2016	**486**	–	**486**	–
6 December 2016	**576**	–	**576**	–
31 May 2017	**292**	–	**292**	–
Total subordinated debt	**2,671**	1,381	**2,671**	1,380
Reconciliation of subordinated debt by major currency:				
Australian dollars	**845**	552	**845**	552
Euro	**908**	340	**908**	340
Great British pounds	**486**	–	**486**	–
United States dollars	**432**	489	**432**	488
Total subordinated debt by currency	**2,671**	1,381	**2,671**	1,380

In accordance with Australian Prudential Regulation Authority guidelines, the Bank includes the applicable portion of the principal sum as Tier 2 capital.

	Consolidated and Bank 2007	2006	Consolidated and Bank 2007	2006
	Number of shares		$m	$m
Note 31. Contributed equity				
Ordinary share capital				
Opening balance of fully paid ordinary shares	**232,440,369**	223,683,592	**1,916**	1,600
Issue of 10,606,061 ordinary shares on 22 May 2006 at $66.00 per share	**10,606,061**	–	**696**	–
On-market purchase of shares pursuant to the Macquarie Bank Staff Share Acquisition Plan ("MBSSAP") and Non-Executive Directors Share Acquisition Plan ("NEDSAP") at $67.94 (2006: $60.61) per share	**(288,009)**	(160,196)	**(20)**	(10)
Allocation of shares to employees pursuant to the MBSSAP and NEDSAP at $67.94 (2006: $60.61) per share	**288,009**	160,196	**20**	10
Issue of shares on exercise of options	**7,536,936**	7,206,943	**239**	222
Issue of shares pursuant to the Employee Share Plan at $ 68.30 per share	**–**	20,118	**–**	1
Issue of shares on 23 June 2006 pursuant to the Share Purchase Plan at $66.00 per share	**137,947**	–	**9**	–
Issue of shares on 12 January 2007 pursuant to the Employee Share Plan at $76.82 per share	**21,632**	–	**2**	–
Issue of shares on 1 July 2005 pursuant to the Dividend Reinvestment Plan ("DRP") at $51.27 per share	**–**	1,133,173	**–**	58
Issue of shares on 16 December 2005 pursuant to the DRP at $67.77 per share	**–**	396,543	**–**	27
Issue of shares on 5 July 2006 pursuant to the DRP at $63.60 per share	**1,523,326**	–	**97**	–
Issue of shares on 15 December 2006 pursuant to the DRP at $70.23 per share	**1,674,934**	–	**117**	–
Transfer from share based payments reserve for expensed options that have been exercised	**–**	–	**27**	8
Closing balance of fully paid ordinary shares	**253,941,205**	232,440,369	**3,103**	1,916

As at 31 March 2007, 34,358,273 (2006: 31,235,034) options granted to employees over unissued ordinary shares had not been exercised. For further information regarding the terms and conditions of the issue of options and shares to employees refer to note 36 – Employee equity participation.

On 22 May 2006, the Bank issued 10,606,061 additional ordinary shares at A$66.00 per ordinary share via an institutional placement. These placement shares rank pari passu with existing ordinary shares except that they did not participate in the 2006 final dividend paid on 5 July 2006. The equity raised is net of placement fees of $4 million.

	Consolidated 2007 $m	Consolidated 2006 $m	Bank 2007 $m	Bank 2006 $m
Total Treasury Shares	**(7)**	(2)	**–**	–
Macquarie Income Securities				
4,000,000 Macquarie Income Securities of $100 each	**400**	400	**400**	400
Less transaction costs for original placement	**(9)**	(9)	**(9)**	(9)
Total Macquarie Income Securities	**391**	391	**391**	391

The Macquarie Income Securities are classified as equity in accordance with AASB 132: *Financial Instruments: Presentation*. Interest is paid quarterly at a floating rate of BBSW plus 1.7% p.a. Payment of interest to holders is subject to certain conditions, including the profitability of the Bank. They are a perpetual instrument with no conversion rights. They were listed for trading on the Australian Stock Exchange on 19 October 1999 and became redeemable (in whole or in part) at the Bank's discretion on 19 November 2004.

Convertible Debentures				
7,000 convertible debentures of £50,000 each	**–**	–	**884**	884
Total convertible debentures	**–**	–	**884**	884

As part of the issue of the Macquarie Income Preferred Securities (as detailed in note 32 – Reserves, retained earnings and minority interests), the London branch of the parent entity issued 7,000 reset subordinated convertible debentures, each with a face value of £50,000, to Macquarie Capital Funding LP, a controlled entity. The convertible debentures, which eliminate on consolidation, currently pay a 6.177% semi-annual cumulative fixed rate distribution. The debentures mature on 15 April 2050, but may be redeemed, at the Bank's discretion, on 15 April 2020 or on any reset date thereafter. If redemption is not elected, then on 15 April 2020 and on each fifth anniversary thereafter, the debenture coupon will be reset to 2.35% above the then prevailing five year benchmark sterling gilt rate.

The distribution policies for these instruments are included in note 6 of this report.

	Consolidated 2007 $m	Consolidated 2006 $m	Bank 2007 $m	Bank 2006 $m
Note 32. Reserves, retained earnings and minority interests				
Reserves				
Foreign currency translation reserve				
Opening balance	4	(1)	(44)	(38)
Currency translation differences arising during the financial year, net of hedge	(3)	5	4	(6)
Total foreign currency translation reserve	1	4	(40)	(44)
Available for sale reserve				
Opening balance	151	–	93	–
Adjustment on adoption of AASB 132 and AASB 139, net of tax	[redacted]	67	[redacted]	48
Revaluation movement for the financial year, net of tax	175	116	74	76
Transfer to profit on realisation	(98)	(32)	(59)	(31)
Total available for sale reserve	228	151	108	93
Share-based payments reserve				
Opening balance	84	39	84	39
Option expense for the financial year	87	53	68	37
Options issued to subsidiary employees	-	–	19	16
Transfer to share capital on exercise of expensed options	(27)	(8)	(27)	(8)
Total share-based payments reserve	144	84	144	84
Cash flow hedging reserve				
Opening balance	2	–	33	–
Adjustment on adoption of AASB 132 and AASB 139, net of tax	[redacted]	4	[redacted]	13
Revaluation movement for the financial year, net of tax	8	(2)	(33)	20
Total cash flow hedging reserve	10	2	-	33
Share of reserves of interests in associates and joint ventures using the equity method				
Opening balance	9	11	–	–
Share of reserves during the financial year	(12)	(1)	–	–
Transfer to profit on realisation	–	(1)	-	–
Total share of reserves of interests in associates and joint ventures using the equity method	(3)	9	-	–
Total reserves	380	250	212	166

	Consolidated 2007 $m	Consolidated 2006 $m	Bank 2007 $m	Bank 2006 $m
Note 32. Reserves, retained earnings and minority interests continued				
Retained earnings				
Balance at the beginning of the financial year	**1,934**	1,523	**949**	950
Adjustment on adoption of AASB 132 and AASB 139, net of tax	[redacted]	16	[redacted]	(14)
Profit attributable to equity holders of Macquarie Bank Limited	**1,494**	945	**1,085**	585
Distributions paid or provided on Macquarie Income Securities	**(31)**	(29)	**-**	-
Distributions paid or provided on convertible debentures	**-**	-	**(54)**	(51)
Dividends paid on ordinary share capital	**(602)**	(521)	**(602)**	(521)
Total retained earnings	**2,795**	1,934	**1,378**	949
Minority interest				
Macquarie Income Preferred Securities*				
Proceeds on issue of Macquarie Income Preferred Securities	**894**	894	**-**	-
Issue costs	**(10)**	(10)	**-**	-
	884	884	**-**	-
Current year profit	**54**	51	**-**	-
Distribution provided on Macquarie Income Preferred Securities	**(54)**	(51)	**-**	-
Foreign currency translation reserve	**(43)**	(43)	**-**	-
Total Macquarie Income Preferred Securities	**841**	841	**-**	-
Other minority interests				
Ordinary share capital	**9**	36	**-**	-
Preference share capital	**6**	-	**-**	-
Accumulated gains/(losses)	**1**	(29)	**-**	-
Total other minority interests	**16**	7	**-**	-
Total minority interest	**857**	848	**-**	-

* On 22 September 2004, Macquarie Capital Funding LP, a member of the economic entity established to facilitate capital raising, issued £350 million of Tier 1 capital-eligible securities ("Macquarie Income Preferred Securities", "the Securities"). The Securities – guaranteed non-cumulative step-up perpetual preferred securities – currently pay a 6.177% semi-annual non-cumulative fixed rate distribution. They are perpetual securities and have no fixed maturity but may be redeemed on 15 April 2020, at the Bank's discretion. If redemption is not elected on this date, the distribution rate will be reset to 2.35% per annum above the then five-year benchmark sterling gilt rate. The Securities may be redeemed on each fifth anniversary thereafter at the Bank's discretion. The first coupon was paid on 15 April 2005.

The instruments are reflected in the economic entity's financial statements as a minority interest, with distribution entitlements being included with the minority interest share of profit after tax.

	Consolidated 2007 $m	Consolidated 2006 $m	Bank 2007 $m	Bank 2006 $m

Note 33. Notes to the cash flow statements

Reconciliation of cash

Cash at the end of the financial year as shown in the cash flow statements is reconciled to related items in the Balance Sheet as follows:

	Consolidated 2007 $m	Consolidated 2006 $m	Bank 2007 $m	Bank 2006 $m
Cash and balances with central banks	3	5	3	5
Due from other financial institutions				
– due from banks*	5,540	6,390	4,567	4,575
– trading securities**	2,783	2,738	2,783	2,724
Cash at the end of the financial year	**8,326**	9,133	**7,353**	7,304

	Consolidated 2007 $m	Consolidated 2006 $m	Bank 2007 $m	Bank 2006 $m
Reconciliation of profit from ordinary activities after income tax to net cash flows from operating activities				
Profit from ordinary activities after income tax	1,551	997	1,085	585
Adjustments to profit from ordinary activities				
Amounts provided during the financial year	55	61	42	46
Depreciation	81	60	46	39
Share of net profits of associates and joint ventures	(242)	(172)	-	–
Dividends received from associates	374	197	–	9
Share based payment expense	87	53	87	53
Changes in assets and liabilities				
Decrease in dividends receivable	376	188	-	9
(Increase)/decrease in fees and commissions receivable	(66)	(80)	(67)	245
Increase/(decrease) in fees and commissions payable	41	(41)	26	(11)
Increase/(decrease) in tax liabilities	215	99	(298)	(193)
Increase in tax assets	(385)	(39)	(111)	(198)
(Decrease)/increase in deferred tax liabilities	(79)	(123)	(88)	90
Increase in interest receivable	(225)	(61)	(71)	(37)
Increase in interest payable	319	243	233	150
Increase in employment provisions	20	23	16	14
Increase in loan assets granted	(11,567)	(7,777)	(5,762)	(6,034)
Increase/(decrease) in debtors, prepayments, accrued charges and creditors	98	(419)	635	(713)
Increase in financial instruments, foreign exchange and commodities	(9,603)	(5,926)	(9,066)	(4,971)
Increase in money market and other deposits	17,462	18,382	11,664	14,350
Decrease/(increase) in life investment contract receivables	513	(47)	-	–
Net cash flows from operating activities	**(975)**	5,618	**(1,629)**	3,433

* Includes cash at bank, due from clearing houses and overnight cash at bank as per note 1(xix).

** Includes certificates of deposit, bank bills and other short-term cash securities as per note 1(xix).

	Consolidated 2007 $m	Consolidated 2006 $m	Bank 2007 $m	Bank 2006 $m
Notes 33. Notes to the cash flow statements continued				
Financing arrangements				
Total unused	**1,014**	1,234	**–**	–
Total overdraft facilities	**1,014**	1,234	**–**	–

Capital Meters Limited, a controlled entity of the bank incorporated in the United Kingdom, has a credit facility of £118 million (2006: £118 million). As at 31 March 2007, the entity had drawn down £50 million (2006: £29 million) of the amount available.

Macquarie Equities (Asia) Limited, a controlled entity of the Bank incorporated in Hong Kong, has a HKD 200 million overdraft facility (2006: HKD 200 million). The facility may be drawn down at any time and is subject to annual review on 31 December of each year. As at 31 March 2007, the facility is undrawn (2006: undrawn).

Macquarie International Finance Limited, a controlled entity of the Bank incorporated in Australia, has credit facilities of $1.1 billion (2006: $1.3 billion). As at 31 March 2007, the entity had drawn down $608 million (2006: $387 million) of the amount available.

Macquarie Investments Australia Limited, a controlled entity of the Bank incorporated in Australia, has a $500 million overdraft facility (2006: $nil). As at 31 March 2007, $275 million was drawn down (2006: undrawn).

Note 34. Related party information

Ultimate parent

The ultimate Australian parent entity of the Group is Macquarie Bank Limited.

Controlled entities

Transactions between the Bank and its controlled entities principally arise from the provision of banking and other financial services, the granting of loans, acceptance of funds on deposit and provision of management, administration services, provision of guarantees and provision of licences to use the Macquarie brand name.

All transactions with controlled entities are in accordance with regulatory requirements, the majority of which are on commercial terms. All transactions undertaken during the financial year with controlled entities are eliminated in the consolidated financial report. Amounts due from and due to controlled entities, at balance sheet date, are shown in the balance sheet of the Bank.

Balances arising from lending and borrowing activities between the Bank and controlled entities are typically repayable on demand, but may be extended on a term basis and where appropriate may be either subordinated or collateralised. Amounts due to and from controlled entities are separately included on the Bank's balance sheet.

The Bank has entered into a tax contribution agreement with its eligible Australian controlled subsidiaries. The terms and conditions of this agreement are set out in note 1 – Summary of significant accounting policies. The amount receivable by the Bank under the tax contribution agreement with the tax consolidated entities is $198 million (2006: $51 million). This balance is included in "Due from controlled entities" in the Bank's separate balance sheet.

The Bank has entered into derivative transactions with its controlled entities to hedge their operations. The fair value balance of derivative financial instruments relating to transactions between the Bank and its controlled entities at 31 March 2007 are $281 million positive value (2006: $39 million positive value) and $203 million negative value (2006: $104 million negative value).

During the year, the following transactions occurred with controlled entities:

	Consolidated 2007 $m	Consolidated 2006 $m	Bank 2007 $m	Bank 2006 $m
Interest income received/receivable	**–**	–	**698**	356
Interest expense paid/payable	**–**	–	**(325)**	(172)
Fee and commission income	**–**	–	**169**	50
Other operating income	**–**	–	**2**	–
Gains on sale of associates and joint ventures	**–**	–	**–**	77
Dividends and distributions received/receivable	**–**	–	**925**	378
Management fees, group service charges and cost recoveries	**–**	–	**456**	364
Brokerage and commission expense	**–**	–	**(1)**	(45)

	Consolidated 2007 $m	Consolidated 2006 $m	Bank 2007 $m	Bank 2006 $m

Note 34. Related party information continued

The following balances with controlled entities were outstanding at the year-end:

	Consolidated 2007 $m	Consolidated 2006 $m	Bank 2007 $m	Bank 2006 $m
Amounts receivable	–	–	13,527	10,241
Amounts payable	–	–	(7,136)	(5,275)

Associates and joint ventures

Transactions between the economic entity and its associates and joint ventures principally arise from the provision of corporate advisory services, the granting of loans, derivative transactions and the provision of management services. All transactions undertaken with associates and joint ventures are eliminated where they are unrealised, to the extent of ownership interests held by the bank and its controlled entities, in the consolidated profit and loss.

During the year, the following transactions occurred with associates and joint ventures:

	Consolidated 2007 $m	Consolidated 2006 $m	Bank 2007 $m	Bank 2006 $m
Interest income received/receivable	80	55	53	41
Interest expense paid/payable	(13)	(17)	(9)	(1)
Fee and commission income*	967	1,015	275	242
Other income	4	6	2	3
Gains on sale of securities**	58	143	42	45
Dividends and distributions***	374	197	72	35
Brokerage and commission expense	(14)	(5)	–	–

* Fee and commission income includes all fees charged to associates. Any eliminations of the unrealised component made when equity accounting is included within the share of profits/losses of these associates.

** Gains on sale of securities are shown net of elimination of unrealised profits/losses calculated by reference to the economic entity's ownership interest in the associate. These gains include profits arising from the transfer of equity securities under the terms of a total return swap (see below for details).

*** Dividends and distributions are shown as gross amounts. Under the equity accounting method these amounts are not taken as profit but as an adjustment to the interest in the associate balance.

From time to time, derivative transactions are undertaken by associates with the economic entity under normal commercial terms. This includes the use of total return swaps to transfer the economic benefits of equity securities and interests in associates from the Bank to its associates. Under this arrangement the Bank retains legal title to the equity securities and receives the economic benefits of a portfolio of debt securities in return.

The total value of equity securities transferred to associates under the terms of a total return swap as described above are as follows:

	Consolidated 2007 $m	Consolidated 2006 $m	Bank 2007 $m	Bank 2006 $m
Equity securities and interests in associates	–	439	–	–

Balances arising from lending and borrowing activities between the Bank and its controlled entities and associates and joint ventures are typically repayable on demand, but may be extended on a term basis and where appropriate may be either subordinated or collateralised.

The following balances with associates and joint ventures were outstanding at the year-end (excludes amounts forming part of interest in associates disclosed in note 18):

	Consolidated 2007 $m	Consolidated 2006 $m	Bank 2007 $m	Bank 2006 $m
Amounts receivable	721	1,496	565	1,132
Amounts payable	(68)	(264)	(2)	(132)

Note 35. Key Management Personnel disclosure

Key Management Personnel

Note that throughout this note, Mr Clarke and Mr Johnson are presented as Executive Directors because this was their status throughout the financial year, and the comparative year. However, they both retired from executive responsibilities with effect from 31 March 2007 so they will be classified in future Reports as Non-Executive Directors, except in comparative tables.

The following persons were Voting Directors of Macquarie Bank Limited during the financial years ended 31 March 2007 and 31 March 2006, unless otherwise indicated:

Executive Directors:

D.S. Clarke, AO	Chairman
A.E. Moss, AO*	Managing Director and Chief Executive Officer
M.R.G. Johnson	Deputy Chairman
L.G. Cox, AO	

Independent Non-Executive Directors:**

J.G. Allpass
P.M. Kirby
C.B. Livingstone
B.R. Martin (retired on 20 July 2006)
H.K. McCann, AM
J.R. Niland, AC
H.M. Nugent, AO

In addition to the Executive Directors listed above, the following persons also had authority and responsibility for planning, directing and controlling the activities of the Bank and its controlled entities during the past two financial years ended 31 March 2007 and 31 March 2006, unless otherwise indicated:

Executives:

J.K. Burke*	Group Head, Equity Markets Group (appointed 1 October 2005)
M. Carapiet*	Joint Head, Corporate Finance, Investment Banking Group
A.J. Downe*	Group Head, Treasury and Commodities Group
P.J. Maher*	Group Head, Financial Services Group
N.R. Minogue*	Group Head, Risk Management Group
N.W. Moore*	Group Head, Investment Banking Group
W.J. Moss, AM	Former Group Head, Banking and Property Group (retired on 30 March 2007)
W.R. Sheppard*	Deputy Managing Director
G.C. Ward*	Group Head, Corporate Affairs Group and Chief Financial Officer
O. Weiss	Former Group Head, Equity Markets Group (retired as Group Head on 30 September 2005, retired from the Executive Committee on 4 October 2005 and ceased employment with the Bank on 31 March 2006)

* Current members of the Bank's Executive Committee

** In accordance with the Bank's definition of independence (as set out in the Corporate Governance Statement contained in the 2007 Annual Review). Those Directors listed as Independent Directors have been independent throughout the financial year ended 31 March 2007.

It is important to note that the Bank's Independent Non-Executive Directors are specifically required to be categorised as Key Management Personnel for the purposes of the disclosures in section 4 of the remuneration report. However, the Independent Directors do not consider that they are part of 'management'.

The remuneration arrangements for all of the persons listed above as Executive Directors or Executives are described in section 2 of the remuneration report.

The remuneration arrangements for all of the persons listed above as Independent Non-Executive Directors are described in section 3 of the remuneration report.

Note 35. Key Management Personnel disclosure continued

Key Management Personnel remuneration

The following table details the aggregate remuneration for Key Management Personnel. The Bank has taken advantage of the relief provided by ASIC Class Order 06/50 and has transferred the detailed remuneration disclosures to the Directors' Report. The relevant information can be found in section 4.2 of the Remuneration Report.

	Short-term employee benefits				Long-term employee benefits	Share based payments	
	Salary and fees (including superannuation) $	Performance related remuneration $	Other benefits $	Total short-term employee benefits $	Restricted profit share $	Options $	Total remuneration $
2007	**7,158,710**	**153,640,322**	**89,433**	**160,888,465**	**40,449,633**	**7,369,553**	**208,707,651**
2006	7,236,731	101,166,468	133,450	108,536,649	24,778,140	5,590,630	138,905,419

Option holdings of Key Management Personnel and their related parties

The following tables set out details of options held during the year for the Key Management Personnel including their related parties. The options are over fully paid unissued ordinary shares of the Bank. Further details in relation to the Option Plan are disclosed in note 36 – Employee equity participation.

For the year ended 31 March 2007

Name and position	Number of options held at 1 April 2006	Options granted during the financial year	Options exercised during the financial year	Other changes(a)	Number of options held at 31 March 2007(b)	Number of options vested during the financial year	Number of options vested at 31 March 2007(b)
Executive Directors							
D.S. Clarke (c)	133,934	–	–	(80,200)	53,734	53,734	53,734
L.G. Cox	15,720	9,245	(1,700)	–	23,265	2,800	2,800
M.R.G. Johnson	66,300	18,495	–	–	84,795	36,366	36,366
A.E. Moss	502,400	165,400	–	(156,800)	511,000	107,468	55,200
Non-Executive Directors							
J.G. Allpass	1,700	–	(1,700)	–	–	–	–
P.M. Kirby	–	–	–	–	–	–	–
C.B. Livingstone	–	–	–	–	–	–	–
B.R. Martin (d)	1,700	–	(1,000)	–	700	–	700
H.K. McCann	1,700	–	(1,700)	–	–	–	–
J.R. Niland	–	–	–	–	–	–	–
H.M. Nugent	–	–	–	–	–	–	–
Executives							
J.K. Burke	242,000	65,000	(7,000)	(118,665)	181,335	39,999	–
M. Carapiet	297,144	143,360	(83,666)	–	356,838	83,666	–
A.J. Downe	292,168	85,000	(54,500)	(104,333)	218,335	82,833	–
P.J. Maher	121,668	30,000	(13,334)	(13,334)	125,000	30,001	33,333
N.R. Minogue	132,334	35,000	–	(37,499)	129,835	36,333	21,500
N.W. Moore	434,335	160,000	–	–	594,335	134,334	134,334
W.R. Sheppard	161,000	45,000	–	(57,666)	148,334	57,666	–
G.C. Ward	95,001	30,000	(15,924)	(8,334)	100,743	30,000	5,742
Former							
W.J. Moss (e)	297,501	105,000	–	(73,500)	329,001	73,500	–

(a) Vested options sold under facility provided by an external party unless otherwise noted.

(b) Or date of retirement if earlier.

(c) Mr Clarke retired as Executive Chairman on 31 March 2007, whereupon 80,200 unvested options lapsed. He will continue as Non-Executive Chairman.

(d) Mr Martin retired as a Non-Executive Director of the bank on 20 July 2006.

(e) Mr W.J. Moss retired from the Executive Committee on 30 March 2007.

Note 35. Key Management Personnel disclosure continued

Option holdings of Key Management Personnel and their related parties continued

For the year ended 31 March 2006

Name and position	Number of options held at 1 April 2005(a)	Options granted during the financial year	Options exercised during the financial year	Other changes(b)	Number of options held at 31 March 2006(c)	Number of options vested during the financial year	Number of options vested at 31 March2006(c)
Executive Directors							
D.S. Clarke	156,067	25,000	(47,133)	–	133,934	47,133	–
L.G. Cox	12,600	5,620	(2,500)	–	15,720	–	1,700
M.R.G. Johnson	109,100	16,000	–	(58,800)	66,300	29,400	–
A.E. Moss	498,400	180,000	–	(176,000)	502,400	94,266	104,532
Non-Executive Directors							
J.G. Allpass	4,200	–	(2,500)	–	1,700	–	1,700
P.M. Kirby	–	–	–	–	–	–	–
C.B. Livingstone	–	–	–	–	–	–	–
B.R. Martin	4,200	–	–	(2,500)	1,700	–	1,700
H.K. McCann	4,200	–	(2,500)	–	1,700	–	1,700
J.R. Niland	–	–	–	–	–	–	–
H.M. Nugent	3,783	–	(3,783)	–	–	–	–
Executives							
J.K. Burke (d)	242,000	–	–	–	242,000	–	85,666
M. Carapiet	234,834	121,810	(59,500)	–	297,144	59,500	–
A.J. Downe	296,667	50,000	–	(54,499)	292,168	79,833	76,000
P.J. Maher	130,002	25,000	(33,334)	–	121,668	23,334	30,000
N.R. Minogue	134,000	35,000	(20,000)	(16,666)	132,334	31,332	22,666
N.W. Moore	472,334	170,000	(207,999)	–	434,335	126,667	–
W.J. Moss	320,500	160,000	–	(182,999)	297,501	101,834	–
W.R. Sheppard	206,000	50,000	–	(95,000)	161,000	59,000	–
G.C. Ward	88,335	30,000	(16,666)	(6,668)	95,001	23,334	–
Former							
O. Weiss (e)	273,000	–	(115,666)	(43,334)	114,000	205,000	114,000

(a) Or date of appointment if later.

(b) Vested options sold under facility provided by an external party unless otherwise noted.

(c) Or date of retirement if earlier.

(d) Mr Burke was appointed Group Head, Equity Markets Group and became a member of the Executive Committee on 1 October 2005. Mr Burke was not awarded any options from his date of appointment as Group Head until 31 March 2006.

(e) Mr Weiss retired from the Executive Committee on 4 October 2005. Upon retirement, the vesting of 114,000 of Mr Weiss's outstanding options was accelerated, as approved by the Board Remuneration Committee, while 43,334 options lapsed.

Note 35. Key Management Personnel disclosure continued

Shareholding of Key Management Personnel and their related parties

The following tables set out details of fully paid ordinary shares of the Bank held during the year by the Key Management Personnel including their related parties.

For the year ended 31 March 2007

Name and position	Number of shares held at 1 April 2006	Shares issued on exercise of options	Other changes(a)	Number of shares held at 31 March 2007(b)
Executive Directors				
D.S. Clarke	977,248	-	(326,135)	651,113
L.G. Cox	268,112	1,700	-	269,812
M.R.G. Johnson	353,803	-	(60,000)	293,803
A.E. Moss	404,336	-	-	404,336
Non-Executive Directors				
J.G. Allpass	16,563	1,700	250	18,513
P.M. Kirby	7,891	-	1,881	9,772
C.B. Livingstone	7,336	-	214	7,550
B.R. Martin (c)	8,974	1,000	146	10,120
H.K. McCann	9,659	1,700	-	11,359
J.R. Niland	4,109	-	1,850	5,959
H.M. Nugent	19,112	-	650	19,762
Executives				
J.K. Burke	18,000	7,000	-	25,000
M. Carapiet	345,805	83,666	96,463	525,934
A.J. Downe	66,535	54,500	-	121,035
P.J. Maher	46,819	13,334	-	60,153
N.R. Minogue	110,811	-	-	110,811
N.W. Moore	835,251	-	7,862	843,113
W.R. Sheppard	259,271	-	-	259,271
G.C. Ward	13,287	15,924	-	29,211
Former				
W.J. Moss (d)	269,511	-	190	269,701

(a) Includes on market acquisitions and disposals.
(b) Or date of retirement if earlier.
(c) Mr Martin retired as a Non-Executive Director of the Bank on 20 July 2006.
(d) Mr W.J. Moss retired from the Executive Committee on 30 March 2007.

Note 35. Key Management Personnel disclosure continued
Shareholding of Key Management Personnel and their related parties continued

For the year ended 31 March 2006

Name and position	Number of shares held at 1 April 2005(a)	Shares issued on exercise of options	Other changes(b)	Number of shares held at 31 March 2006(c)
Executive Directors				
D.S. Clarke	923,200	47,133	6,915	977,248
L.G. Cox	378,090	2,500	(112,478)	268,112
M.R.G. Johnson	493,803	–	(140,000)	353,803
A.E. Moss	404,436	–	(100)	404,336
Non-Executive Directors				
J.G. Allpass	13,595	2,500	468	16,563
P.M. Kirby	5,360	–	2,531	7,891
C.B. Livingstone	6,633	–	703	7,336
B.R. Martin	8,358	–	616	8,974
H.K. McCann	6,691	2,500	468	9,659
J.R. Niland	3,641	–	468	4,109
H.M. Nugent	14,630	3,783	699	19,112
Executives				
J.K. Burke (d)	18,000	–	–	18,000
M. Carapiet	286,276	59,500	29	345,805
A.J. Downe	66,287	–	248	66,535
P.J. Maher	13,427	33,334	58	46,819
N.R. Minogue	111,956	20,000	(21,145)	110,811
N.W. Moore	627,252	207,999	–	835,251
W.J. Moss	269,351	–	160	269,511
W.R. Sheppard	259,271	–	–	259,271
G.C. Ward	26,498	16,666	(29,877)	13,287
Former				
O. Weiss (e)	33,712	115,666	10,000	159,378

(a) Or date of appointment if later.
(b) Includes on market acquisitions and disposals.
(c) Or date of retirement if earlier.
(d) Mr Burke was appointed Group Head, Equity Markets Group and became a member of the Executive Committee on 1 October 2005.
(e) Mr Weiss retired from the Executive Committee on 4 October 2005.

Note 35. Key Management Personnel disclosure continued

Loans to Key Management Personnel and their related parties

Details of loans provided by the Bank to Key Management Personnel and their related parties are disclosed in the following tables:

		Opening balance at 1 April $'000	Interest charged(a) $'000	Write-off $'000	Closing balance at 31 March $'000	Number in group 31 March
Total for Key Management	**2007**	**76,318**	**5,971**	**–**	**62,101**	**19**
Personnel and their related parties	2006	47,578	6,035	–	80,730*	22
Total for Key Management Personnel	**2007**	**57,882**	**4,493**	**–**	**44,891**	**11**
	2006	34,999	2,590	–	62,293*	12

* Includes loans provided by the Bank to Mr Weiss and his related parties. Mr Weiss retired from the Executive Committee on 4 October 2005. As such, he was not a Key Management Personnel on 1 April 2006 and his loans have not been included in the opening balance.

Loans and other financial instrument transactions are made by the Bank in the ordinary course of business with related parties.

Certain loans are provided under zero cost collar and share appreciation facilities secured over Macquarie Bank shares under normal terms and conditions consistent with other customers and employees.

Prior period comparatives have been restated to include loans provided by mortgage securitisation entities to Key Management Personnel and their related parties. The application of AIFRS has resulted in these entities being consolidated.

Key Management Personnel including their related parties with loans above $100,000 at any time during the financial year:

For the year ended 31 March 2007

Name and position	Balance at 1 April 2006 $'000	Interest charged(a) $'000	Write-off $'000	Balance at 31 March 2007(b) $'000	Highest in period $'000
Executive Directors					
D.S. Clarke	48,940	3,729	–	29,937	52,658
L.G. Cox	621	21	–	200	684
M.R.G. Johnson	220	5	–	20	220
Executives					
M. Carapiet	5,183	372	–	5,286	5,298
A.J. Downe	500	13	–	–	500
P.J. Maher	1,838	103	–	2,866	3,249
N.R. Minogue	5,054	349	–	4,618	6,379
N.W. Moore	6,848	908	–	12,891	12,891
W.R. Sheppard	100	3	–	–	100
G.C. Ward	739	107	–	1,727	1,727
Former					
W.J. Moss (c)	6,275	361	–	4,556	7,933

(a) All loans provided by the Bank to Directors and Executives are made in the ordinary course of business on an arms-length basis and are entered into under normal terms and conditions consistent with other customers and employees. There have been no write-downs or allowances for doubtful debts.

(b) Or date or retirement if earlier.

(c) Mr W.J. Moss retired from the Executive Committee on 30 March 2007.

Note 35. Key Management Personnel disclosure continued
Loans to Key Management Personnel and their related parties continued

For the year ended 31 March 2006

Name and position	Balance at 1 April 2005 $'000	Interest charged(a) $'000	Write-off $'000	Balance at 31 March 2006(b) $'000	Highest in period $'000
Executive Directors					
D.S. Clarke	31,304	4,276	–	48,940	50,505
L.G. Cox	636	52	–	621	636
M.R.G. Johnson	2,870	91	–	220	2,870
Executives					
M. Carapiet	71	363	–	5,183	8,025
A.J. Downe	500	61	–	500	500
P.J. Maher	530	96	–	1,838	1,859
N.R. Minogue	4,592	382	–	5,054	5,641
N.W. Moore	–	49	–	6,848	6,848
W.J. Moss	5,674	472	–	6,275	6,620
W.R. Sheppard	100	11	–	100	100
G.C. Ward	801	86	–	739	1,002
Former					
O. Weiss (c)	500	96	–	4,412	4,412

(a) All loans provided by the Bank to Directors and Executives are made in the ordinary course of business on an arms-length basis and are entered into under normal terms and conditions consistent with other customers and employees. There have been no write-downs or allowances for doubtful debts.

(b) Or date of retirement if earlier.

(c) Mr Weiss retired from the Executive Committee on 4 October 2005.

Other transactions and balances of Key Management Personnel and their related parties

The following Key Management Personnel have acquired Infrastructure Bonds and similar products from controlled entities within the Bank which have been financed with limited recourse loans and are subject to forward sale agreements. The loan repayments and proceeds arising from the forward sale agreements are subject to legal right of set-off and as such are not recognised for financial reporting purposes. The only amounts recognised by the economic entity in respect of these transactions are the annual payments from the relevant Key Management Personnel which are brought to account as fee revenue. These transactions have been undertaken on terms and conditions consistent with other customers and employees.

	Consolidated 2007 $'000	Consolidated 2006 $'000
Total annual contributions from Key Management Personnel and their related parties in respect of Infrastructure Bonds and similar products	**16,817**	16,280

The annual contributions in respect of Infrastructure Bonds and similar products relate to the following Key Management Personnel:

Executive Directors
D.S. Clarke, L.G. Cox, M.R.G. Johnson

Non-Executive Directors
P.M. Kirby

Executives
J.K. Burke, M. Carapiet, A.J. Downe, P.J. Maher, N.R. Minogue, N.W. Moore, W.R. Sheppard, G.C Ward

Former
W.J. Moss, O. Weiss

Note 35. Key Management Personnel disclosure continued

Other transactions and balances of Key Management Personnel and their related parties continued

The following Key Management Personnel (including related parties) have entered a zero cost collar transaction with the Bank and other non-related entities in respect of fully paid ordinary Bank shares. This has the effect of acquiring cash-settled put options against movements in the Bank's share price below current levels and disposing of the benefit of any share price movement above the nominated level.

		Transactions with the Bank	
Name and position	**Description**	**Number of shares 2007**	Number of shares 2006
Executive Directors			
D.S. Clarke*	Maturing June 2010	**213,517**	-
	Maturing August 2009	**25,196**	25,196
	Maturing June 2008	**100,784**	361,163
	Maturing May 2008	**260,379**	-
M.R.G. Johnson	Maturing August 2006	-	60,000
	Maturing December 2006	-	69,383
Executives			
M. Carapiet	Maturing August 2007	**160,666**	-
	Maturing August 2006	-	160,666
A.J. Downe**	Maturing December 2007	**27,834**	-
	Maturing August 2007	**36,382**	-
	Maturing August 2006	-	46,748
P.J. Maher	Maturing June 2006	-	4,039
N.R. Minogue	Maturing August 2007	**11,500**	-
G.C. Ward	Maturing August 2007	**21,666**	-
	Maturing August 2006	-	8,333

* In the prior year Mr Clarke entered into a cash settled put option against 333,936 fully paid ordinary Bank shares. In addition, Mr Clarke has an indirect interest in cash-settled put options that are exercisable against 213,517 fully paid ordinary Bank shares.

** In the prior year Mr Downe also entered into a cash-settled put option against 70,560 fully paid ordinary Bank shares.

All other transactions with Key Management Personnel (including their related parties) were conducted on an arm's-length basis in the ordinary course of business and under normal terms and conditions for customers and employees. These transactions were trivial or domestic in nature and consisted principally of normal personal banking and financial investment services.

Note 36. Employee equity participation

Option Plan

In November 1995, the Bank introduced an Employee Option Plan (the "Plan"), as a replacement for the Bank's now closed partly paid share scheme. Staff eligible to participate are those of Associate Director level and above and consultants to the economic entity. At 31 March 2007 there were 2,099 (2006: 1,825) participants in the Plan.

Options, currently for five years, over fully paid unissued ordinary shares in the Bank are granted to Bond Street Custodians Limited as nominee for the individual or the individual's controlled company or an entity approved under the Plan to hold options.

The options are issued for no consideration and are granted at prevailing market prices. Prior to 21 November 2003, the exercise price of new options granted was generally based on the weighted average market price during the month prior to acceptance of employment for new employees or during the calendar month of June in respect of options granted as a result of annual promotions and compensation reviews. From 21 November 2003 until 25 November 2004, the exercise price of new options granted was generally based on the weighted average market price during the one week period prior to the date of grant of the options. From 26 November 2004, the exercise price of new options granted is generally based on the weighted average market price during the one week up to and including the date of grant of the options.

The following is a summary of options which have been granted pursuant to the Plan:

	Number of options 2007	**Weighted average exercise price 2007 $**	Number of options 2006	Weighted average exercise price 2006 $
Outstanding at the beginning of the financial year	**31,235,034**	**42.45**	28,292,709	31.63
Granted during the financial year	**11,987,127**	**62.88**	10,766,858	62.93
Forfeited during the financial year	**(1,326,952)**	**50.30**	(617,590)	39.15
Exercised during the financial year	**(7,536,936)**	**31.72**	(7,206,943)	30.85
Outstanding at the end of the financial year	**34,358,273**	**51.63**	31,235,034	42.45
Exercisable at the end of the financial year	**4,478,569**	**31.24**	6,995,916	30.72

For options exercised during the financial year the weighted average share price at the date of exercise was $67.09 (2006: $62.14).

The range of exercise prices for options outstanding at the end of the year was $20.57 to $83.55 (2006: $20.44 to $70.60).

The weighted average remaining contractual life for the share options outstanding as at 31 March 2007 is 3.16 years (2006: 3.18 years). The weighted average remaining contractual life when analysed by exercise price range is:

Exercise price range ($)	**Number of options 2007**	**Years 2007**	Number of options 2006	Years 2006
20–30	**3,848,229**	**1.42**	5,896,002	2.40
30–40	**8,243,550**	**2.05**	14,144,034	2.59
40–50	**750,989**	**2.90**	896,400	3.89
50–60	**97,500**	**3.21**	97,500	4.21
60–70	**20,534,415**	**3.89**	9,981,098	4.36
70–80	**687,590**	**4.36**	220,000	4.67
80–90	**196,000**	**4.94**	–	–
	34,358,273	**3.16**	31,235,034	3.18

The weighted average fair value of options granted during the financial year was $12.45 (2006: $10.45).

Note 36. Employee equity participation continued
Option Plan continued
The market value of shares issued during the year as a result of the exercise of these options was $506 million (2006: $448 million).

The market value of shares which would be issued from the exercise of the outstanding options at 31 March 2007 was $2,843 million (2006: $2,020 million). No unissued shares, other than those referred to above, are under option as at the date of this report.

Options granted since the 1997 annual promotion and compensation reviews vest as to one third of each tranche after the second, third and fourth anniversaries of the date of commencement of employment for new starters and, for existing employees, on 1 July two, three and four years after the allocation of the options. Subject to staff trading rules, options can be exercised after the vesting period at any time up to expiry. In individual cases, such as where an employee leaves with the Bank's agreement towards the end of a vesting period, the Bank's Executive Committee has the power to waive the remainder of any vesting period and allow exercise of some or all of the relevant options.

In respect of each tranche of vested options granted to Executive Directors of the Bank after the 1997 Annual General Meeting until the 2002 promotion and compensation review grants:

- one third of the vested options may only be exercised if the Bank's average annual Return on Equity for the three previous financial years is at or above the 55th percentile of the corresponding figures for all companies in the then ASX All Industrials Index;
- another third of the vested options may only be exercised if the Bank's average annual Return on Equity for the three previous financial years is at or above the 65th percentile of the corresponding figures for all companies in the then ASX All Industrials Index; and
- the final third of the vested options may only be exercised if the Bank's average annual Return on Equity for the three previous financial years is at or above the 75th percentile of the corresponding figures for all companies in the then ASX All Industrials Index, with the conditions to be examined quarterly from vesting until expiry of the options. Options which have vested but are not able to be exercised at a particular examination date, will be exercisable (until expiry) at or after future quarterly examination dates when and if the exercise conditions pertaining to any of those dates have been met.

Following cessation of publication of the ASX All Industrials Index in mid-2002, the Board exercised its authority to resolve that whether the exercise conditions are met from that point on is to be determined by having regard to the actual performance of the Bank by using the formula set out in the exercise conditions but with the words "All Ordinaries Index excluding companies in the GICS Level 2 'Energy' and GICS Level 3 'Metals and Mining' classifications" replacing "ASX All Industrials Index" and using "Return on Ordinary Equity" instead of "Return on Equity".

In respect of options granted from mid-2002 to 25 November 2004, in respect of each tranche of vested options granted to members of the Bank's Executive Committee, Executive Voting Directors and other Executive Directors of the Bank, options are only exercisable if the Bank's average annual return on ordinary equity for the three previous financial years is at or above the 65th (Executive Committee and Executive Voting Directors) and 50th (other Executive Directors) percentiles, of the corresponding figures for all companies in the then S&P/ASX 300 Industrials Index, with the conditions examined quarterly from vesting until expiry.

For options granted from 26 November 2004 onwards, where the invitation to apply for the options was sent to the Executive before 30 June 2006, in respect of each tranche of vested options granted to members of the Bank's Executive Committee, Executive Voting Directors and other Executive Directors of the Bank, options are only exercisable if the Bank's average annual return on ordinary equity for the three previous financial years is above the 65th (Executive Committee and Executive Voting Directors) and 50th (other Executive Directors) percentiles, of the corresponding figures for all companies in the then S&P/ASX 300 Industrials Index, with the conditions examined quarterly from vesting until expiry.

For options granted to the members of the Bank's Executive Committee, Executive Voting Directors and other Executive Directors of the Bank where the invitation to apply for the options was sent to the Executive on or after 30 June 2006, in respect of each tranche of vested options, options will only be exercisable if the Bank's average annual return on ordinary equity for the three previous financial years is above the 65th (Executive Committee and Executive Voting Directors) and 50th (other Executive Directors) percentiles, of the corresponding figures for all companies in the then S&P/ASX 100 Index, with the conditions to be examined only upon vesting.

The Plan Rules provide that the total number of options which can be on issue at any one time is limited such that the number of shares resulting from exercise of all unexercised options does not exceed 20% of the number of the Bank's then issued ordinary shares plus the number of shares which the Bank would have to issue if all rights to require the Bank to issue shares, which the Bank has then granted (including options) were then enforced or exercised to the greatest extent permitted. The Board has a second limitation on the number of options being effectively the same calculation as in the Plan Rules except that any exercised options granted less than five years ago, where the Executive is still with the Bank, will be treated as still being unexercised.

Fully paid ordinary shares issued on the exercise of options rank pari passu with all other fully paid ordinary shares then on issue.

On 25 May 2000, the Board approved amendments to the Plan Rules referred to as the Deferred Exercise Share Option Plan ("DESOP"). Shares resulting from the exercise of options since then have been placed under the DESOP, unless option holders request otherwise. Unless the Bank is aware of circumstances which, in the reasonable opinion of the Bank, indicate that the relevant Executive may have acted fraudulently, dishonestly or in a manner which is in breach of his/her obligations to the Bank or any associated entity, then such a request will be granted.

Note 36. Employee equity participation continued
Option Plan continued

Shares acquired under DESOP cannot be sold, transferred or disposed of for a period of six months from the date that the shares are transferred into a participating employee's name and are also subject to forfeiture by an employee in a number of circumstances including theft, fraud, dishonesty, or defalcation in relation to affairs of the Bank or a related entity or if they carry out or fail to carry out an act which brings the Bank or an associated entity into disrepute.

Shares held in the DESOP will be withdrawn on the earlier of:

- an employee's resignation from the Bank or a related company;
- upon request from the employee (after the expiration of the non-disposal period); and
- ten years from the date that the options were originally granted.

Options carry no dividend or voting rights but have standard adjustment clauses for bonus and rights issues and reconstructions.

Employee Share Plan

Following shareholder approval at the 1997 Annual General Meeting, the Bank introduced the Macquarie Bank Employee Share Plan ("ESP") whereby each financial year, eligible employees are offered up to $1,000 worth of fully paid ordinary Bank shares for no cash payment. The Bank's staff profit sharing pools and for certain staff, future commissions, are adjusted downwards by the aggregate market value of the shares issued under the ESP.

Shares issued under the ESP cannot be sold until the earlier of three years after issue or the time when the participant is no longer employed by the Bank or a subsidiary of the Bank. In all other respects, shares issued rank equally with all other fully paid ordinary shares then on issue.

The number of shares each participant receives is $1,000 divided by the weighted average price at which the Bank's shares are traded on Australian Stock Exchange Limited on the seven days up to and including the date of allotment, rounded down to the nearest whole share.

The employees who are eligible for an offer are those permanent employees who have been continuously employed by the Bank or a subsidiary of the Bank since 1 April of the relevant year, are still employed by the Bank or a subsidiary of the Bank on the relevant allotment date and are Australian residents on both the closing date of an offer and on the relevant allotment date. Persons who are ineligible include all non-permanent staff, staff seconded to the Bank from external companies, staff leaving Australia for an overseas posting prior to the allotment date, staff who have been given notice of dismissal from employment by the Bank or subsidiary of the Bank or who have tendered their resignation to avoid such a dismissal (even if they would, but for this requirement, be eligible to acquire shares) and any staff member that a Group Head believes should be ineligible based on poor performance.

The latest offer under the ESP was made during December 2006. A total of 1,664 (2006: 1,437) staff participated in this offer. On 12 January 2007, the participants were each issued with 13 (2006: 14) fully paid ordinary shares based on the offer amount of $1,000 and the then calculated average market share price of $76.82 (2006: $68.30), a total of 21,632 (2006: 20,118) shares were issued. The shares were issued for no cash consideration.

Staff Share Acquisition Plan

Following shareholder approval at the 1999 Annual General Meeting, the Bank introduced the Macquarie Bank Staff Share Acquisition Plan ("MBSSAP") whereby each financial year, Australian based eligible employees are given the opportunity to nominate an amount of their pre-tax available profit share or future commission to purchase fully paid ordinary Bank shares ("Shares"). The total number of Shares purchased under the MBSSAP is limited in any financial year to three percent of the Bank's Shares as at the beginning of that financial year.

Shares are acquired at prevailing market prices. Any applicable brokerage expenses, workers' compensation premiums and payroll tax are applied to the employee's account.

Shares acquired under the MBSSAP cannot be sold, transferred or disposed of for a period of six months from the date that the Shares are transferred into a participating employee's name except in special circumstances if the employee resigns. The Shares held in the MBSSAP are also subject to forfeiture by an employee in a number of circumstances including theft, fraud, dishonesty, or defalcation in relation to the affairs of the Bank or a related company or if they carry out an act or fail to do an act which brings the Bank or a related company into disrepute.

Shares held in the MBSSAP will be withdrawn on the earlier of:

- an employee's resignation from the Bank or a related entity;
- upon request by the employee (after the expiration of the non-disposal period); and
- ten years from the date that the Shares are registered in an employee's name.

In all other respects, shares rank equally with all other fully paid ordinary shares then on issue.

Eligible employees are Australian-based permanent full-time or part-time employees of the Bank or a related company who either receive available profit share in the relevant year of at least $1,000 in total or allocate at least $1,000 in available commission towards the MBSSAP.

The Macquarie Bank Executive Director Share Acquisition Plan ("MBEDSAP") is a sub plan of the MBSSAP which was created in 2003 and was open to eligible Executive Directors. The disposal and forfeiture restrictions in the MBEDSAP differ to those in the MBSSAP. No further offers under the MBEDSAP are currently proposed.

Offers under the MBSSAP were made during May 2006. A total of 553 (2006: 368) staff participated in the MBSSAP. In July and December 2006, a total of 285,268 (2006: 154,243) shares were acquired on-market. No staff participated in the MBEDSAP.

Non-Executive Director Share Acquisition Plan

Following shareholder approval at the 1999 Annual General Meeting, the Bank also introduced the Macquarie Bank Non-Executive Director Share Acquisition Plan ("NEDSAP") whereby each financial year Australian based Non-Executive Directors ("NEDs") of the Macquarie Bank Group of companies are given the opportunity to contribute some or all of their future pre-tax remuneration from the Macquarie Bank Group to acquire Macquarie Bank Limited shares ("shares"). NEDs may subsequently apply to reduce their previous allocations provided that the relevant buying period has not commenced. If NEDs wish to participate there is a minimum contribution of $1,000 of NED remuneration per buying period to go towards the NEDSAP.

Shares are acquired at prevailing market prices. Brokerage fees are applied to the NED's account.

Shares acquired under the NEDSAP cannot be sold, transferred or disposed of for a period of six months from the date that the Shares are transferred into a NED's name except in special circumstances if the NED resigns. The shares held in the NEDSAP are also subject to forfeiture by a NED in a number of circumstances including theft, fraud, dishonesty, or defalcation in relation to the affairs of the Bank or a related company or if they carry out an act or fail to do an act which brings the Bank or a related company into disrepute.

Shares held in the NEDSAP will be withdrawn on the earlier of:

- the participant ceases to be a NED of MBL;
- upon request by the NED (after the expiration of the non-disposal period); and
- ten years from the date that the shares are registered in a NED's name.

In all other respects, shares rank equally with all other fully paid ordinary shares then on issue.

Shares resulting from participation in the NEDSAP may count towards meeting the minimum shareholding requirements of NEDs.

Offers under the NEDSAP were made during May 2006. A total of 4 (2006: 7) NEDs participated in the NEDSAP. In July and December 2006, a total of 2,741 (2006: 5,953) shares were acquired on-market.

	Consolidated 2007 $m	Consolidated 2006 $m	**Bank 2007 $m**	Bank 2006 $m
Note 37. Contingent liabilities and assets				
The following details of contingent liabilities and assets exclude derivatives.				
Contingent liabilities exist in respect of:				
Guarantees	**321**	364	**2,316**	1,226
Indemnities	**25**	64	**28**	237
Undrawn credit facilities	**6,576**	3,926	**5,546**	3,817
Undrawn credit facilities – revocable at any time	**3,938**	2,979	**3,938**	2,979
Other contingent liabilities (a)	**1,139**	1,509	**1,189**	827
Total contingent liabilities	**11,999**	8,842	**13,017**	9,086

(a) Other contingent liabilities include letters of credit, commitments certain of drawdown and performance related contingents. Also included are forward asset purchases whereby the economic entity has entered into conditional agreements to acquire assets and operating businesses with the intention of subsequent disposal. These assets and businesses will be recognised when control passes to the economic entity. The total commitment at 31 March 2007 was $1,115 million (2006: $1,466 million).

Contingent liabilities exist in respect of claims and potential claims against entities in the economic entity. Where necessary, appropriate provisions have been made in the financial statements. The Bank and economic entity does not consider that the outcome of any such claims known to exist at the date of this report, either individually or in aggregate, are likely to have a material effect on its operations or financial position.

Of the total contingent liabilities above, $10.5 billion (2006: $6.9 billion) also represent contingent assets. Such commitments to provide credit may in the normal course convert to loans and other assets.

Note 38. Capital and other expenditure commitments				
Not later than one year	**30**	88	**30**	28
Later than one year and not later than five years	**23**	23	**23**	23
Later than five years	**–**	–	**–**	–
Total capital and other expenditure commitments	**53**	111	**53**	51

	Consolidated 2007 $m	Consolidated 2006 $m	Bank 2007 $m	Bank 2006 $m
Note 39. Lease commitments				
Non-cancellable operating leases expiring:				
Not later than one year	**145**	127	**109**	127
Later than one year and not later than five years	**474**	431	**387**	431
Later than five years	**216**	291	**172**	291
Total operating lease commitments	835	849	668	849

Operating leases relate to commercial buildings and motor vehicles leased by the Bank's staff. The future lease commitments disclosed are net of any rental incentives received and sub-lease income earned.

Note 40. Derivative financial instruments

Objectives of holding and issuing derivative financial instruments

The economic entity is an active price maker in derivatives on interest rates, foreign exchange, commodities and equities. Its objective is to earn profits from the price making spread and from managing the residual exposures on hedged positions. Proprietary position taking is a small part of the Bank's trading activities. Risks on derivatives are managed together with all other trading positions in the same market. All trading positions, including derivatives, are marked to fair value daily.

The economic entity also uses derivatives to hedge banking operations and for asset/liability management. Certain derivative transactions may qualify as cash flow, fair value or net investment in foreign operations hedges, if they meet the appropriate strict hedge criteria outlined in note 1(ix):

Cash flow hedges

The economic entity is exposed to volatility in future interest cash flows arising from the consolidated mortgage securitisation vehicles and other structured products which are subject to variable interest rates. The aggregate principal balances and interest cash flows across all these portfolios form the basis for identifying the non-trading interest rate risk of the economic entity, which is hedged with interest rate swaps.

In addition to this, the interest rate swaps used to hedge the MIPS securities have been designated as cash flow hedges of an intercompany loan by the Bank in its separate financial statements. Changes in the fair value of these interest swaps are deferred in equity and subsequently released to earnings as the interest on the intercompany loan is accrued. At 31 March 2007, the fair value of outstanding derivatives held by the Bank and designated as cash flow hedges was $95 million positive value (2006: $37 million positive value).

In 2007, the economic entity recognised a loss of $3 million (2006: $3 million loss) in the income statement due to hedge ineffectiveness. At 31 March 2007, the fair value of outstanding derivatives held by the economic entity and designated as cash flow hedges was $181 million negative value (2006: $84 million negative value).

Fair value hedges

The economic entity's fair value hedges principally consist of foreign exchange forward contracts used to protect against changes in the fair value of foreign denominated equity instruments due to movements in market foreign exchange rates.

As at 31 March 2007, the fair value of outstanding derivatives held by the economic entity and designated as fair value hedges was $10 million positive value (2006: $8 million negative value).

Net investment in foreign operations hedges

The economic entity has applied net investment hedging for foreign exchange risk arising from foreign operations.

At 31 March 2007, the fair value of outstanding derivatives held by the economic entity and designated as net investment in foreign operations hedges was $108 million positive value (2006: $54 million positive value).

The types of contracts which the economic entity trades and uses for hedging purposes are detailed below:

Futures: Futures contracts provide the holder with the obligation to buy a specified financial instrument or commodity at a fixed price and fixed date in the future. Contracts may be closed early via cash settlement. Futures contracts are exchange traded.

Forwards and forward rate agreements: Forward contracts, which resemble futures contracts, are an agreement between two parties that a financial instrument or commodity will be traded at a fixed price and fixed date in the future. A forward rate agreement provides for two parties to exchange interest rate differentials based on an underlying principal amount at a fixed date in the future.

Swaps: Swap transactions provide for two parties to swap a series of cash flows in relation to an underlying principal amount, usually to exchange a fixed interest rate for a floating interest rate. Cross-currency swaps provide a tool for two parties to manage risk arising from movements in exchange rates.

Options: Option contracts provide the holder the right to buy or sell financial instruments or commodities at a fixed price over an agreed period or on a fixed date. The contract does not oblige the holder to buy or sell, however the writer must perform if the holder exercises the rights pertaining to the option.

Note 40. Derivative financial instruments continued

The following table provides details of the economic entity's outstanding derivatives used for trading and hedging purposes as at 31 March.

	Consolidated 2007				Consolidated 2006			
	Notional amount $m	Asset revaluations $m	Liability revaluations $m	Net fair value $m	Notional amount $m	Asset revaluations $m	Liability revaluations $m	Net fair value $m
Interest rate contracts								
Exchange traded	172,510	8	14	(6)	56,072	10	22	(12)
Forwards	4,950	35	36	(1)	19,480	3	3	–
Swaps	121,996	1,265	795	470	100,779	888	586	302
Options	3,374	7	5	2	1,848	2	1	1
Total interest rate contracts	302,830	1,315	850	465	178,179	903	612	291
Foreign exchange contracts								
Exchange traded	–	–	–	–	359	3	1	2
Forwards	23,350	944	703	241	88,697	1,685	1,069	616
Swaps	97,716	1,008	1,365	(357)	10,438	254	793	(539)
Options	133,717	624	501	123	71,985	804	739	65
Total foreign exchange contracts	254,783	2,576	2,569	7	171,479	2,746	2,602	144
Equity contracts								
Exchange traded	7,166	433	145	288	4,820	166	79	87
Swaps	13,117	53	838	(785)	2,306	299	706	(407)
Options	29,829	667	611	56	17,103	356	473	(117)
Other	972	115	157	(42)	10,001	109	151	(42)
Total equity contracts	51,084	1,268	1,751	(483)	34,230	930	1,409	(479)
Commodity contracts								
Exchange traded	41,961	1,642	2,551	(909)	22,838	1,226	2,010	(784)
Forwards	70,576	3,220	1,534	1,686	20,599	3,469	1,937	1,532
Swaps	12,998	505	497	8	2,833	527	522	5
Options	45,601	1,387	1,317	70	19,938	1,177	965	212
Total commodity contracts	171,136	6,754	5,899	855	66,208	6,399	5,434	965
Total derivatives contracts outstanding	779,833	11,913	11,069	844	450,096	10,978	10,057	921

Note 40. Derivative financial instruments continued

The following table provides details of the Bank's outstanding derivatives used for trading and hedging purposes as at 31 March.

				Bank 2007				Bank 2006
	Notional amount $m	Asset revaluations $m	Liability revaluations $m	Net fair value $m	Notional amount $m	Asset revaluations $m	Liability revaluations $m	Net fair value $m
Interest rate contracts								
Exchange traded	170,133	9	16	(7)	56,072	10	22	(12)
Forwards	2,829	32	33	(1)	19,449	3	3	–
Swaps	107,433	1,179	741	438	83,803	872	570	302
Options	1,953	7	5	2	1,848	2	1	1
Total interest rate contracts	282,348	1,227	795	432	161,172	887	596	291
Foreign exchange contracts								
Exchange traded	–	–	–	–	359	–	–	–
Forwards	23,350	944	703	241	88,697	1,685	1,069	616
Swaps	97,260	1,007	687	320	7,586	241	328	(87)
Options	133,717	624	501	123	71,985	804	740	64
Total foreign exchange contracts	254,327	2,575	1,891	684	168,627	2,730	2,137	593
Equity contracts								
Exchange traded	7,166	433	145	288	4,820	166	79	87
Swaps	13,097	39	838	(799)	2,306	283	698	(415)
Options	27,888	634	559	75	17,103	346	469	(123)
Other	972	115	157	(42)	10,001	109	150	(41)
Total equity contracts	49,123	1,221	1,699	(478)	34,230	904	1,396	(492)
Commodity contracts								
Exchange traded	24,127	1,072	2,133	(1,061)	24,654	965	1,755	(790)
Forwards	69,302	3,139	1,542	1,597	20,483	3,443	1,916	1,527
Swaps	12,178	426	423	3	2,428	523	521	2
Options	45,601	1,387	1,317	70	19,681	1,166	965	201
Total commodity contracts	151,208	6,024	5,415	609	67,246	6,097	5,157	940
Total derivatives contracts outstanding	737,006	11,047	9,800	1,247	431,275	10,618	9,286	1,332

	Consolidated 2007			Consolidated 2006		
	Average balance $m	Income/ (expense) $m	Average rate %	Average balance $m	Income/ (expense) $m	Average rate %
Note 41. Average interest-bearing assets and liabilities and related interest						
Assets						
Interest bearing assets						
Due from banks	3,753	200	5.3	2,702	123	4.6
Cash collateral on securities borrowed and reverse repurchase agreements	16,889	865	5.1	10,341	505	4.9
Trading portfolio assets	4,379	260	5.9	2,829	151	5.3
Loan assets held at amortised cost	41,218	2,986	7.3	29,812	2,115	7.1
Other financial assets at fair value through profit and loss	820	55	6.7	739	57	7.7
Other assets	19	1	6.0	101	6	5.9
Investment securities available for sale	4,224	255	6.0	3,105	175	5.6
Net interest in associates and joint ventures using the equity method	197	10	5.2	105	4	3.8
Total interest bearing assets	71,499	4,632		49,734	3,136	
Total non-interest bearing assets	48,105			41,378		
Total assets	119,604			91,112		
Liabilities						
Interest bearing liabilities						
Due to banks	3,570	(176)	4.9	1,489	(65)	4.4
Cash collateral on securities lent and repurchase agreements	8,333	(432)	5.2	3,381	(158)	4.7
Trading portfolio liabilities	3,190	(179)	5.6	5,528	(284)	5.1
Deposits	10,720	(498)	4.6	8,643	(376)	4.4
Debt issued at amortised cost	45,407	(2,444)	5.4	30,379	(1,566)	5.2
Other financial liabilities at fair value through profit and loss	1,227	(46)	3.7	889	(27)	3.0
Other liabilities	118	(9)	7.5	107	(4)	3.7
Loan capital						
Subordinated debt	2,013	(120)	6.0	1,328	(64)	4.8
Total interest bearing liabilities	74,578	(3,904)		51,744	(2,544)	
Total non-interest bearing liabilities	38,359			34,420		
Total liabilities	112,937			86,164		
Net assets	6,667			4,948		
Equity						
Contributed equity						
Ordinary share capital	2,763			1,780		
Treasury shares	(3)			(1)		
Macquarie Income Securities	391			391		
Reserves	325			140		
Retained earnings	2,325			1,682		
Total capital and reserves attributable to equity holders of Macquarie Bank Limited	5,801			3,992		
Minority interest from disposal groups classified as held for sale	(3)			102		
Minority interest	869			854		
Total equity	6,667			4,948		

	Bank 2007 Average balance $m	Bank 2007 Income/ (expense) $m	Bank 2007 Average rate %	Bank 2006 Average balance $m	Bank 2006 Income/ (expense) $m	Bank 2006 Average rate %
Note 41. Average interest-bearing assets and liabilities and related interest continued						
Assets						
Interest bearing assets						
Due from banks	2,848	153	5.4	1,880	84	4.5
Cash collateral on securities borrowed and reverse repurchase agreements	17,029	861	5.1	10,341	505	4.9
Trading portfolio assets	4,841	270	5.6	2,825	151	5.3
Loan assets held at amortised cost	15,917	1,183	7.4	9,903	764	7.7
Other financial assets at fair value through profit and loss	670	41	6.1	556	46	8.3
Other assets	16	1	6.0	92	6	6.1
Investment securities available for sale	2,488	153	6.2	1,965	104	5.3
Due from controlled entities	13,619	699	5.1	6,420	356	5.5
Net interest in associates and joint ventures using the equity method	166	7	4.1	30	1	4.1
Total interest bearing assets	57,594	3,368		34,012	2,017	
Total non-interest bearing assets	25,874			28,115		
Total assets	83,468			62,127		
Liabilities						
Interest bearing liabilities						
Due to banks	1,956	(89)	4.5	1,222	(45)	3.7
Cash collateral on securities lent and repurchase agreements	8,129	(432)	5.3	3,381	(158)	4.7
Trading portfolio liabilities	3,214	(179)	5.6	5,528	(284)	5.1
Deposits	10,442	(486)	4.7	8,373	(361)	4.3
Debt issued at amortised cost	25,240	(1,170)	4.6	13,774	(565)	4.1
Other financial liabilities at fair value through profit and loss	1,227	(45)	3.7	889	(27)	3.1
Other liabilities	36	(2)	5.9	105	(4)	3.5
Due to controlled entities	6,369	(327)	5.1	3,159	(172)	5.5
Loan capital						
Subordinated debt	2,013	(120)	6.0	1,328	(64)	4.8
Total interest bearing liabilities	58,626	(2,850)		37,759	(1,680)	
Total non-interest bearing liabilities	19,883			20,783		
Total liabilities	78,509			58,542		
Net assets	4,959			3,585		
Equity						
Contributed equity						
Ordinary share capital	2,752			1,780		
Treasury shares	–			–		
Macquarie Income Securities	391			391		
Convertible debentures	884			884		
Reserves	187			112		
Retained earnings	745			418		
Total capital and reserves attributable to equity holders of Macquarie Bank Limited	4,959			3,585		
Minority interest from disposal groups classified as held for sale	–			–		
Minority interest	–			–		
Total equity	4,959			3,585		

Note 42. Geographical concentration of deposits and borrowings

The following table details the source of deposits and borrowings, based upon the location of the relevant counterparty. Refer to "Liquidity Management" within note 43 – Maturity analysis of monetary assets and liabilities and liquidity management, for discussion on the source of the Bank's funding.

	Australia $m	Europe $m	North America $m	Asia Pacific* $m	Other $m	Total $m
						Consolidated 2007
Due to banks	1,551	1,172	709	588	107	4,127
Cash collateral on securities lent and repurchase agreements	4,276	2,654	459	57	43	7,489
Trading portfolio liabilities	2,632	10,096	2,510	638	46	15,922
Deposits	11,319	108	575	268	133	12,403
Debt issued at amortised cost	27,484	16,328	6,850	703	-	51,365
Other financial liabilities at fair value through profit and loss	905	1,393	557	2,697	-	5,552
Subordinated debt at amortised cost	442	1,341	-	-	-	1,783
Subordinated debt at fair value through profit and loss	403	485	-	-	-	888
Total deposits and borrowings by geographical location	49,012	33,577	11,660	4,951	329	99,529
						Bank 2007
Due to banks	577	793	455	179	107	2,111
Cash collateral on securities lent and repurchase agreements	4,276	2,654	459	57	43	7,489
Trading portfolio liabilities	2,649	10,096	2,510	665	37	15,957
Deposits	11,237	107	404	268	39	12,055
Debt issued at amortised cost	5,251	15,715	6,850	703	-	28,519
Other financial liabilities at fair value through profit and loss	623	1,377	557	2,592	-	5,149
Subordinated debt at amortised cost	442	1,341	-	-	-	1,783
Subordinated debt at fair value through profit and loss	403	485	-	-	-	888
Total deposits and borrowings by geographical location	25,458	32,568	11,235	4,464	226	73,951

* Excludes Australia.

	Australia $m	Europe $m	North America $m	Asia Pacific* $m	Other $m	Total $m

Note 42. Geographical concentration of deposits and borrowings continued

Consolidated 2006	Australia $m	Europe $m	North America $m	Asia Pacific* $m	Other $m	Total $m
Due to banks	727	731	267	360	33	2,118
Cash collateral on securities lent and repurchase agreements	4,782	1,581	610	11	11	6,995
Trading portfolio liabilities	6,049	280	–	3,728	–	10,057
Deposits	7,806	107	423	710	221	9,267
Debt issued at amortised cost	22,706	13,314	1,436	1,566	–	39,022
Other financial liabilities at fair value through profit and loss	776	1,221	–	3,484	–	5,481
Subordinated debt at amortised cost	288	827	–	–	–	1,115
Subordinated debt at fair value through profit and loss	266	–	–	–	–	266
Total deposits and borrowings by geographical location	43,400	18,061	2,736	9,859	265	74,321

Bank 2006	Australia $m	Europe $m	North America $m	Asia Pacific* $m	Other $m	Total $m
Due to banks	488	427	196	73	33	1,217
Cash collateral on securities lent and repurchase agreements	4,782	1,581	610	11	11	6,995
Trading portfolio liabilities	6,049	280	–	3,724	–	10,053
Deposits	7,741	96	438	710	109	9,094
Debt issued at amortised cost	4,250	13,315	1,436	1,566	–	20,567
Other financial liabilities at fair value through profit and loss	529	1,211	–	3,318	–	5,058
Subordinated debt at amortised cost	288	826	–	–	–	1,114
Subordinated debt at fair value through profit and loss	266	–	–	–	–	266
Total deposits and borrowings by geographical location	24,393	17,736	2,680	9,402	153	54,364

* Excludes Australia.

	Consolidated 2007						
	At call $m	3 months or less $m	3 months to 12 months $m	1 year to 5 years $m	Over 5 years $m	No maturity specified $m	Total $m
Note 43. Maturity analysis of monetary assets and liabilities and liquidity management							
Assets							
Cash and balances with central banks	3	–	–	–	–	–	3
Due from banks	3,119	2,988	–	13	–	–	6,120
Cash collateral on securities borrowed and reverse repurchase agreements	21,831	4,078	–	–	–	–	25,909
Trading portfolio assets	–	15,518	–	–	–	–	15,518
Loan assets held at amortised cost	5,278	7,468	3,359	5,048	24,643	–	45,796
Other financial assets at fair value through profit and loss	781	924	74	286	714	–	2,779
Investment securities available for sale	12	3,296	–	1,149	631	972	6,060
Life investment contracts and other unit holder assets*	146	550	198	121	–	4,832	5,847
Interest in associates and joint ventures using the equity method	–	–	–	–	–	4,071	4,071
Total monetary assets	31,170	34,822	3,631	6,617	25,988	9,875	112,103
Liabilities							
Due to banks	1,074	2,229	272	138	414	–	4,127
Cash collateral on securities lent and repurchase agreements	4,086	3,403	–	–	–	–	7,489
Trading portfolio liabilities	–	15,922	–	–	–	–	15,922
Deposits	6,808	4,719	761	101	14	–	12,403
Debt issued at amortised cost	1,236	17,009	13,262	5,153	14,705	–	51,365
Other financial liabilities at fair value through profit and loss	43	993	1,181	2,958	377	–	5,552
Life investment contracts and other unit holder liabilities	–	–	–	–	–	5,781	5,781
Subordinated debt issued at amortised cost	–	–	–	–	1,783	–	1,783
Subordinated debt issued at fair value through profit and loss	–	–	–	–	888	–	888
Total monetary liabilities	13,247	44,275	15,476	8,350	18,181	5,781	105,310

* The life investment contract business offers an investment linked product. Policy holders are primarily exposed to the liquidity risk on life investment contract assets. The members are subject to liquidity risk on the surplus in the life investment contract statutory funds.

The table details the maturity distribution of selected monetary assets and liabilities.

Maturities represent the remaining period as at 31 March 2007 to the repayment date. Certain deposits however are recorded at their expected maturity date rather than the contractual repayment date. These deposits, although withdrawable on demand, display the necessary characteristics of longer term deposits.

	At call $m	3 months or less $m	3 months to 12 months $m	1 year to 5 years $m	Over 5 years $m	No maturity specified $m	Total $m
	Bank 2007						
Note 43. Maturity analysis of monetary assets and liabilities and liquidity management continued							
Assets							
Cash and balances with central banks	3	–	–	–	–	–	3
Due from banks	1,657	2,910	–	13	–	–	4,580
Cash collateral on securities borrowed and reverse repurchase agreements	21,765	4,078	–	–	–	–	25,843
Trading portfolio assets	–	14,931	–	–	–	–	14,931
Loan assets held at amortised cost	5,046	6,666	1,405	3,371	2,271	–	18,759
Other financial assets at fair value through profit and loss	519	735	72	286	568	–	2,180
Investment securities available for sale	4	2,578	–	200	75	354	3,211
Due from controlled entities	11,092	–	–	292	834	1,309	13,527
Interest in associates and joint ventures using the equity method	–	–	–	–	–	613	613
Total monetary assets	40,086	31,898	1,477	4,162	3,748	2,276	83,647
Liabilities							
Due to banks	349	1,491	133	138	–	–	2,111
Cash collateral on securities lent and repurchase agreements	4,086	3,403	–	–	–	–	7,489
Trading portfolio liabilities	–	15,957	–	–	–	–	15,957
Deposits	6,802	4,592	626	35	–	–	12,055
Debt issued at amortised cost	1,236	16,942	6,302	3,985	54	–	28,519
Other financial liabilities at fair value through profit and loss	28	898	1,172	2,674	377	–	5,149
Due to controlled entities	6,261	–	–	–	–	875	7,136
Subordinated debt issued at amortised cost	–	–	–	–	1,783	–	1,783
Subordinated debt issued at fair value through profit and loss	–	–	–	–	888	–	888
Total monetary liabilities	18,762	43,283	8,233	6,832	3,102	875	81,087

The table details the maturity distribution of selected monetary assets and liabilities.

Maturities represent the remaining period as at 31 March 2007 to the repayment date. Certain deposits however are recorded at their expected maturity date rather than the contractual repayment date. These deposits, although withdrawable on demand, display the necessary characteristics of longer term deposits.

	Consolidated 2006						
	At call $m	3 months or less $m	3 months to 12 months $m	1 year to 5 years $m	Over 5 years $m	No maturity specified $m	Total $m
Note 43. Maturity analysis of monetary assets and liabilities and liquidity management continued							
Assets							
Cash and balances with central banks	5	–	–	–	–	–	5
Due from banks	4,025	2,369	–	–	–	–	6,394
Cash collateral on securities borrowed and reverse repurchase agreements	6,218	7,352	–	–	–	–	13,570
Trading portfolio assets	14,246	–	–	–	–	–	14,246
Loan assets held at amortised cost	4,418	7,073	2,173	4,209	17,126	–	34,999
Other financial assets at fair value through profit and loss	609	686	1	208	600	–	2,104
Investment securities available for sale	358	1,892	299	242	406	549	3,746
Life investment contracts and other unit holder assets*	181	653	51	116	–	4,182	5,183
Interest in associates and joint ventures using the equity method	–	–	–	–	–	3,463	3,463
Total monetary assets	30,060	20,025	2,524	4,775	18,132	8,194	83,710
Liabilities							
Due to banks	875	893	122	64	164	–	2,118
Cash collateral on securities lent and repurchase agreements	3,047	3,948	–	–	–	–	6,995
Trading portfolio liabilities	10,057	–	–	–	–	–	10,057
Deposits	5,955	2,699	346	247	20	–	9,267
Debt issued at amortised cost	966	10,219	12,291	5,305	10,241	–	39,022
Other financial liabilities at fair value through profit and loss	–	14	496	662	–	4,309	5,481
Life investment contracts and other unit holder liabilities	–	–	–	–	–	5,130	5,130
Subordinated debt issued at amortised cost	–	–	–	–	1,115	–	1,115
Subordinated debt issued at fair value through profit and loss	–	–	–	–	266	–	266
Total monetary liabilities	20,900	17,773	13,255	6,278	11,806	9,439	79,451

* The life investment contract business offers an investment linked product. Policy holders are primarily exposed to the liquidity risk on life investment contract assets. The members are subject to liquidity risk on the surplus in the life investment contract statutory funds.

	Bank 2006						
	At call $m	3 months or less $m	3 months to 12 months $m	1 year to 5 years $m	Over 5 years $m	No maturity specified $m	Total $m
Note 43. Maturity analysis of monetary assets and liabilities and liquidity management continued							
Assets							
Cash and balances with central banks	5	–	–	–	–	–	5
Due from banks	2,517	2,062	–	–	–	–	4,579
Cash collateral on securities borrowed and reverse repurchase agreements	6,213	7,352	–	–	–	–	13,565
Trading portfolio assets	13,030	–	–	–	–	–	13,030
Loan assets held at amortised cost	4,275	4,236	1,528	2,553	589	–	13,181
Other financial assets at fair value through profit and loss	608	477	1	208	600	–	1,894
Investment securities available for sale	62	1,500	292	200	–	256	2,310
Due from controlled entities	9,136					1,105	10,241
Interest in associates and joint ventures using the equity method	–	–	–	–	–	833	833
Total monetary assets	35,846	15,627	1,821	2,961	1,189	2,194	59,638
Liabilities							
Due to banks	769	329	119	–	–	–	1,217
Cash collateral on securities lent and repurchase agreements	3,047	3,948	–	–	–	–	6,995
Trading portfolio liabilities	10,053	–	–	–	–	–	10,053
Deposits	5,674	2,709	346	362	3	–	9,094
Debt issued at amortised cost	966	10,044	4,688	4,808	61	–	20,567
Other financial liabilities at fair value through profit and loss	–	14	501	684	–	3,859	5,058
Due to controlled entities	3,187	–	–	–	–	2,088	5,275
Subordinated debt issued at amortised cost	–	–	–	–	1,114	–	1,114
Subordinated debt issued at fair value through profit and loss	–	–	–	–	266	–	266
Total monetary liabilities	23,696	17,044	5,654	5,854	1,444	5,947	59,639

Liquidity management

The liquidity management policy of the economic entity is approved by the Board and agreed with the Australian Prudential Regulation Authority. This policy is reviewed regularly by the Risk Management Group ("RMG") to ensure it continues to meet the needs of the economic entity under a range of different market circumstances. The economic entity's liquidity policy requires that:

1. Core assets (that is, on balance sheet assets that cannot be liquified quickly) plus liquidity buffers are funded with deposits/borrowings with a minimum maturity greater than 1 week (5 working days);
2. Specified percentages of borrowings have maturities beyond 6 and 12 months. A limit is also set on the maximum percentage of deposits maturing within the next 3 months and in any one month; and
3. The economic entity must keep at least a certain percentage of its total assets in highly liquid form (for example, Commonwealth and State Government debt, bank bills, overnight loans and repurchase agreements).

Within these parameters liquidity management is the responsibility of the Treasury Division within the Treasury and Commodities Group subject to risk management oversight by RMG.

An objective of the economic entity's liquidity policy is to achieve a diversified source of core liabilities, by investor type, location, currency, maturity and product. In respect of the retail market, the Bank focuses its attention on small and medium sized depositors who do not generally access the professional market.

The Bank's key tools for accessing wholesale funding markets are the USD$25 billion Debt Instrument Programme and the USD$10 billion Commercial Paper Program, both of which allow the Bank to achieve its objective of diversified sources of funding in the offshore markets. Negotiable Certificates of Deposit also provide a reliable source of funding in the domestic markets.

Note 44. Interest rate risk

The interest rate shown is the effective interest rate or weighted average effective interest rate in respect of a class of assets or liabilities. For floating rate instruments the rate is the current market rate; for fixed rate instruments the rate is a historical rate. The bandings reflect the earlier of the next contractual repricing date or the maturity date of the asset or liability.

			Consolidated 2007						
			Fixed interest rate repricing						
	Weighted average effective interest rate %	Floating interest rate $m	1 month or less $m	1 month to 3 months $m	3 months to 12 months $m	1 year to 5 years $m	Over 5 years $m	Non-interest bearing $m	Total $m
Assets									
Cash and balances with central banks	5.3	3	-	-	-	-	-	-	3
Due from banks	5.6	3,314	2,806	-	-	-	-	-	6,120
Cash collateral on securities borrowed and reverse repurchase agreements	5.3	21,831	2,837	1,241	-	-	-	-	25,909
Trading portfolio assets	5.0	-	904	365	378	800	1,053	12,018	15,518
Loan assets held at amortised cost	6.8	34,267	1,610	2,423	3,658	3,331	507	-	45,796
Other financial assets at fair value through profit and loss	7.0	772	852	100	413	177	209	256	2,779
Derivative financial instruments – positive values	-	-	-	-	-	-	-	11,913	11,913
Other assets	-	-	-	-	-	-	-	10,444	10,444
Investment securities available for sale	6.3	83	511	2,505	270	1,126	578	987	6,060
Intangible assets	-	-	-	-	-	-	-	100	100
Life investment contracts and other unit holder assets*	2.4	145	313	238	198	121	-	4,832	5,847
Interest in associates and joint ventures using the equity method	6.3	304	-	-	-	-	-	3,767	4,071
Property, plant and equipment	-	-	-	-	-	-	-	378	378
Deferred income tax assets	-	-	-	-	-	-	-	457	457
Assets and disposal groups classified as held for sale	-	-	-	-	-	-	-	994	994
Total assets		60,719	9,833	6,872	4,917	5,555	2,347	46,146	136,389

* The life business offers an investment linked product. Policy holders are primarily exposed to the interest rate risk on life investment contract assets. The members are subject to interest rate risk on the surplus in the life business statutory funds.

	Weighted average effective interest rate %	Consolidated 2007 Fixed interest rate repricing Floating interest rate $m	1 month or less $m	1 month to 3 months $m	3 months to 12 months $m	1 year to 5 years $m	Over 5 years $m	Non-interest bearing $m	Total $m
Note 44. Interest rate risk continued									
Liabilities									
Due to banks	5.4	2,179	648	431	286	264	319	–	4,127
Cash collateral on securities lent and repurchase agreements	5.1	4,086	3,403	–	–	–	–	–	7,489
Trading portfolio liabilities	5.0	–	–	90	391	477	722	14,242	15,922
Derivative financial instruments – negative values	–	–	–	–	–	–	–	11,069	11,069
Deposits	7.7	9,718	1,537	802	346	–	–	–	12,403
Debt issued at amortised cost	7.0	1,779	7,324	9,425	13,262	4,963	14,612	–	51,365
Other financial liabilities at fair value through profit and loss	5.6	–	9	250	707	263	1	4,322	5,552
Other liabilities	–	–	–	–	–	–	–	11,958	11,958
Current tax liabilities	–	–	–	–	–	–	–	132	132
Life investment contracts and other unit holder liabilities	–	–	–	–	–	–	–	5,781	5,781
Provisions	–	–	–	–	–	–	–	153	153
Deferred income tax liabilities	–	–	–	–	–	–	–	78	78
Liabilities of disposal groups classified as held for sale	–	–	–	–	–	–	–	170	170
Subordinated debt at amortised cost	6.1	–	–	1,783	–	–	–	–	1,783
Subordinated debt at fair value through profit and loss	6.8	–	–	153	735	–	–	–	888
Total liabilities		17,762	12,921	12,934	15,727	5,967	15,654	47,905	128,870
Total equity								7,519	7,519

Note 44. **Interest rate risk** continued

Interest rate risk in the balance sheet arises from the potential for a change in interest rates to have an adverse effect on the net interest earnings in the current reporting period and in future years. Interest rate risk arises from the structure and characteristics of the Bank and economic entity's assets, liabilities and equity, and in the mismatch in repricing dates of its assets and liabilities. The tables for both the 2006 and 2007 financial years detail the exposure of the economic entity's assets and liabilities to interest rate risk. The amount shown represents the face value of assets and liabilities, or the equivalent asset or liability arising from a derivative financial instrument.

	Bank 2007								
	Weighted average effective interest rate %	Floating interest rate $m	Fixed interest rate repricing: 1 month or less $m	1 month to 3 months $m	3 months to 12 months $m	1 year to 5 years $m	Over 5 years $m	Non-interest bearing $m	Total $m
Assets									
Cash and balances with central banks	5.3	3	–	–	–	–	–	–	3
Due from banks	5.6	2,941	1,639	–	–	–	–	–	4,580
Cash collateral on securities borrowed and reverse repurchase agreements	5.3	21,512	2,837	1,494	–	–	–	–	25,843
Trading portfolio assets	5.0	–	763	365	378	762	1,007	11,656	14,931
Loan assets held at amortised cost	7.6	11,840	2,978	1,126	913	1,395	507	–	18,759
Other financial assets at fair value through profit and loss	7.7	752	735	28	411	177	63	14	2,180
Derivative financial instruments – positive values	–	–	–	–	–	–	–	11,047	11,047
Other assets	–	–	–	–	–	–	–	4,699	4,699
Investment securities available for sale	6.5	77	511	2,065	–	200	–	358	3,211
Intangible assets	–	–	–	–	–	–	–	10	10
Due from controlled entities	6.3	11,092	–	–	–	–	–	2,435	13,527
Interest in associates and joint ventures using the equity method	6.3	105	–	–	–	–	–	508	613
Property, plant and equipment	–	–	–	–	–	–	–	150	150
Investments in controlled entities	–	–	–	–	–	–	–	4,085	4,085
Deferred income tax assets	–	–	–	–	–	–	–	431	431
Assets and disposal groups classified as held for sale	–	–	–	–	–	–	–	139	139
Total assets		48,322	9,463	5,078	1,702	2,534	1,577	35,532	104,208

	Weighted average effective interest rate %	Bank 2007 Fixed interest rate repricing Floating interest rate $m	1 month or less $m	1 month to 3 months $m	3 months to 12 months $m	1 year to 5 years $m	Over 5 years $m	Non-interest bearing $m	Total $m
Note 44. Interest rate risk continued									
Liabilities									
Due to banks	5.9	1,538	175	1	133	264	–	–	2,111
Cash collateral on securities lent and repurchase agreements	5.1	4,086	3,403	–	–	–	–	–	7,489
Trading portfolio liabilities	5.0	–	–	90	391	477	722	14,277	15,957
Derivative financial instruments – negative values	–	–	–	–	–	–	–	9,800	9,800
Deposits	7.1	9,626	1,542	541	346	–	–	–	12,055
Debt issued at amortised cost	5.3	1,614	7,174	9,390	6,302	3,985	54	–	28,519
Other financial liabilities at fair value through profit and loss	5.9	–	8	241	700	262	–	3,938	5,149
Other liabilities	–	–	–	–	–	–	–	7,094	7,094
Current tax liabilities	–	–	–	–	–	–	–	94	94
Due to controlled entities	6.3	6,261	–	–	–	–	–	875	7,136
Provisions	–	–	–	–	–	–	–	124	124
Deferred income tax liabilities	–	–	–	–	–	–	–	41	41
Subordinated debt at amortised cost	–	–	–	1,783	–	–	–	–	1,783
Subordinated debt at fair value through profit and loss	6.1	–	–	153	735	–	–	–	888
Total liabilities		23,125	12,302	12,199	8,607	4,988	776	36,243	98,240
Total equity								5,968	5,968

	Weighted average effective interest rate %	Floating interest rate $m	1 month or less $m	1 month to 3 months $m	3 months to 12 months $m	1 year to 5 years $m	Over 5 years $m	Non-interest bearing $m	Total $m
		Consolidated 2006 Fixed interest rate repricing							
Note 44. Interest rate risk continued									
Assets									
Cash and balances with central banks	5.3	5	–	–	–	–	–	–	5
Due from banks	5.0	4,025	2,320	49	–	–	–	–	6,394
Cash collateral on securities borrowed and reverse repurchase agreements	5.3	6,218	6,032	1,320	–	–	–	–	13,570
Trading portfolio assets	5.1	50	876	1,560	778	765	1,048	9,169	14,246
Loan assets held at amortised cost	7.1	22,072	4,358	3,888	1,222	3,170	289	–	34,999
Other financial assets at fair value through profit and loss	6.1	609	451	235	1	208	600	–	2,104
Derivative financial instruments – positive values	–	–	–	–	–	–	–	10,978	10,978
Other assets	–	–	–	–	–	–	–	8,452	8,452
Investment securities available for sale	5.6	358	714	1,178	299	242	406	549	3,746
Intangible assets	–	–	–	–	–	–	–	150	150
Life investment contracts and other unit holder assets*	2.6	181	304	349	51	116	–	4,182	5,183
Interest in associates and joint ventures using the equity method	5.5	135	–	–	–	–	–	3,328	3,463
Property, plant and equipment	–	–	–	–	–	–	–	292	292
Deferred income tax assets	–	–	–	–	–	–	–	240	240
Assets and disposal groups classified as held for sale	–	–	–	–	–	–	–	2,389	2,389
Total assets		33,653	15,055	8,579	2,351	4,501	2,343	39,729	106,211

* The life business offers an investment linked product. Policy holders are primarily exposed to the interest rate risk on life investment contract assets. The members are subject to interest rate risk on the surplus in the life business statutory funds.

	Weighted average effective interest rate %	Consolidated 2006 Fixed interest rate repricing Floating interest rate $m	1 month or less $m	1 month to 3 months $m	3 months to 12 months $m	1 year to 5 years $m	Over 5 years $m	Non-interest bearing $m	Total $m
Note 44. Interest rate risk continued									
Liabilities									
Due to banks	4.6	875	258	635	122	64	164	–	2,118
Cash collateral on securities lent and repurchase agreements	5.3	3,047	3,948	–	–	–	–	–	6,995
Trading portfolio liabilities	4.5	–	–	105	877	2,361	2,445	4,269	10,057
Derivative financial instruments – negative values	–	–	–	–	–	–	–	10,057	10,057
Deposits	4.5	5,955	1,756	943	346	247	20	–	9,267
Debt issued at amortised cost	5.1	1,145	3,305	6,846	12,380	5,167	10,179	–	39,022
Other financial liabilities at fair value through profit and loss	3.8	–	–	14	496	662	–	4,309	5,481
Other liabilities	–	–	–	–	–	–	–	9,553	9,553
Current tax liabilities	–	–	–	–	–	–	–	97	97
Life investment contracts and other unit holder liabilities	–	–	–	–	–	–	–	5,130	5,130
Provisions	–	–	–	–	–	–	–	132	132
Deferred income tax liabilities	–	–	–	–	–	–	–	157	157
Liabilities of disposal groups classified as held for sale	–	–	–	–	–	–	–	1,427	1,427
Subordinated debt at amortised cost	5.0	–	–	1,115	–	–	–	–	1,115
Subordinated debt at fair value through profit and loss	6.1	–	–	–	266	–	–	–	266
Total liabilities		11,022	9,267	9,658	14,487	8,501	12,808	35,131	100,874
Total equity								5,337	5,337

	Weighted average effective interest rate %	Floating interest rate $m	Bank 2006 Fixed interest rate repricing 1 month or less $m	1 month to 3 months $m	3 months to 12 months $m	1 year to 5 years $m	Over 5 years $m	Non-interest bearing $m	Total $m
Note 44. Interest rate risk continued									
Assets									
Cash and balances with central banks	5.3	5	–	–	–	–	–	–	5
Due from banks	5.2	2,517	2,061	1	–	–	–	–	4,579
Cash collateral on securities borrowed and reverse repurchase agreements	5.3	6,213	6,032	1,320	–	–	–	–	13,565
Trading portfolio assets	5.2	50	876	1,559	778	744	900	8,123	13,030
Loan assets held at amortised cost	7.3	4,572	3,063	3,822	426	645	653	–	13,181
Other financial assets at fair value through profit and loss	6.2	608	423	54	1	208	600	–	1,894
Derivative financial instruments – positive values	–	–	–	–	–	–	–	10,618	10,618
Other assets	–	–	–	–	–	–	–	3,213	3,213
Investment securities available for sale	5.6	62	378	1,122	292	200	–	256	2,310
Intangible assets	–	–	–	–	–	–	–	11	11
Due from controlled entities	5.5	9,136	–	–	–	–	–	1,105	10,241
Interest in associates and joint ventures using the equity method	5.5	58	–	–	–	–	–	775	833
Property, plant and equipment	–	–	–	–	–	–	–	90	90
Investments in controlled entities	–	–	–	–	–	–	–	4,087	4,087
Deferred income tax assets	–	–	–	–	–	–	–	232	232
Assets and disposal groups classified as held for sale	–	–	–	–	–	–	–	18	18
Total assets		23,221	12,833	7,878	1,497	1,797	2,153	28,528	77,907

	Weighted average effective interest rate %	Floating interest rate $m	Bank 2006 Fixed interest rate repricing 1 month or less $m	1 month to 3 months $m	3 months to 12 months $m	1 year to 5 years $m	Over 5 years $m	Non-interest bearing $m	Total $m
Note 44. Interest rate risk continued									
Liabilities									
Due to banks	4.1	769	67	262	119	–	–	–	1,217
Cash collateral on securities lent and repurchase agreements	5.3	3,047	3,948	–	–	–	–	–	6,995
Trading portfolio liabilities	3.9	–	–	105	877	2,361	2,445	4,265	10,053
Derivative financial instruments – negative values	–	–	–	–	–	–	–	9,286	9,286
Deposits	4.5	5,674	1,755	954	346	362	3	–	9,094
Debt issued at amortised cost	4.4	971	3,270	6,695	4,777	4,793	61	–	20,567
Other financial liabilities at fair value through profit and loss	3.8	–	–	14	501	684	–	3,859	5,058
Other liabilities	–	–	–	–	–	–	–	4,417	4,417
Current tax liabilities	–	–	–	–	–	–	–	22	22
Due to controlled entities	4.5	3,887	–	–	–	–	–	1,388	5,275
Provisions	–	–	–	–	–	–	–	108	108
Deferred income tax liabilities	–	–	–	–	–	–	–	129	129
Subordinated debt at amortised cost	5.0	–	–	1,114	–	–	–	–	1,114
Subordinated debt at fair value through profit and loss	6.1	–	–	–	266	–	–	–	266
Total liabilities		14,348	9,040	9,144	6,886	8,200	2,509	23,474	73,601
Total equity								4,306	4,306

For internal risk management, the economic entity does not use the repricing information in the way presented in this table. Interest rate risk, like all market risk, is measured and controlled on the basis of a wide range of rate movement scenarios, including worst case scenarios. It is calculated daily and covers all interest rate sensitive instruments. The economic entity also calculates daily Value At Risk measures for all market risks, including interest rate risk.

Note 45. Fair value

Fair value reflects the present value of future cash flows associated with a financial asset or liability. Market prices or rates are used to determine fair value where an active market exists. Where no active market price or rate is available, fair values are estimated using present value or other valuation techniques, using inputs based on market conditions prevailing at balance sheet dates.

The values derived from applying these techniques are significantly affected by the choice of valuation model used and the underlying assumptions made regarding factors such as timing and amounts of future cash flows, discount rates, credit risk and volatility.

The following methods and significant assumptions have been applied in determining the fair values of financial assets and liabilities carried at fair value, and for disclosure purposes, in determining whether a material difference between the fair value and carrying amount exists.

Financial instruments carried at fair value:

- Trading portfolio assets and liabilities, financial assets and liabilities at fair value through profit and loss, derivative financial instruments, and other transactions undertaken for trading purposes are measured at fair value by reference to quoted market prices when available (e.g. listed securities). If quoted market prices are not available, then fair values are estimated on the basis of pricing models, or other recognised valuation techniques;
- Investment securities classified as available for sale are measured at fair value by reference to quoted market prices when available (e.g. listed securities). If quoted market prices are not available, then fair values are estimated on the basis of pricing models or other recognised valuation techniques. Unrealised gains and losses, excluding impairment write-downs, are recorded in the Available For Sale Reserve in equity until an asset is sold, collected or otherwise disposed of;
- Fair values of fixed rate loans and issued debt classified as fair value through profit and loss is estimated by comparing market interest rates when the loans were granted/debt issued with current market rates offered on similar loans.

Financial instruments carried at cost:

- The carrying amount of liquid assets and other assets maturing within 12 months approximates their fair value. This assumption is applied to liquid assets and the short-term elements of all other financial assets and financial liabilities;
- The fair value of demand deposits with no specific maturity is approximately their carrying amount as they are short term in nature or are payable on demand;
- The fair value of variable rate financial instruments, including cash collateral on securities borrowed and reverse repurchase agreements, is approximated by their carrying amounts and in the case of loans, does not, therefore, reflect changes in their credit quality, as the impact of credit risk is largely recognised separately by deducting the amount of the allowance for credit losses;
- The fair value of fixed rate loans and mortgages carried at amortised cost is estimated by comparing market interest rates when the loans were granted with current market rates offered on similar loans. Changes in the credit quality of loans within the portfolio are recognised separately by deducting the amount of the allowance for credit losses. The carrying amounts are not materially different to their face value;
- Substantially all of the economic entity's commitments to extend credit are at variable rates. As such, there is no significant exposure to fair value fluctuations resulting from interest rate movements relating to these commitments;
- The fair value of variable rate notes payable and debt issued at amortised cost is approximated by their carrying amount.

Where valuation techniques are used to determine fair values, they are validated and periodically reviewed by qualified personnel independent of the area that created them. All models are certified before they are used, and models are calibrated to ensure the outputs reflect actual data and comparative market prices. To the extent possible, models use only observable data (e.g. for OTC derivatives), however areas such as credit risk, volatilities and correlations require management to make estimates. The effect of changing these estimates, for those financial instruments for which the fair values were measured using valuation techniques that are determined, in full or in part, based on unobservable data (e.g. for certain exotic or structured financial instruments), to a range of reasonably possible alternative assumptions, would not have a material impact as compared to the amounts recognised in the financial statements.

Note 46. Credit risk

Credit risk is the potential loss arising through the default of counterparties to financial assets. The table below details the concentration of credit exposure of the economic entity's assets to significant geographical locations and counterparty types. The amounts shown represent the maximum credit risk of the economic entity's assets. In all cases this is equal to the carrying value of the assets with the exception of credit commitments and contingent liabilities and derivatives which are recorded at the maximum credit exposure.

Consolidated 2007
Credit risk concentration

	Due from Banks $m	Cash collateral on securities borrowed and reverse repurchase agreements $m	Trading portfolio assets $m	Loan assets held at amortised cost $m	Other financial assets at fair value through profit and loss $m
Australia					
Central bank					
Governments	–	48	895	40	125
Other financial institutions	1,570	1,123	724	66	29
Other	–	3,659	2,929	36,754	1,999
Total Australia	1,570	4,830	4,548	36,860	2,153
New Zealand					
Governments	–	–	–	–	–
Other financial institutions	52	1	4	–	–
Other	–	–	–	306	–
Total New Zealand	52	1	4	306	–
Europe					
Governments	–	–	6	–	–
Other financial institutions	1,094	11,997	62	501	50
Other	–	7,779	2,866	2,845	74
Total Europe	1,094	19,776	2,934	3,346	124
North America					
Governments	–	595	–	1	–
Other financial institutions	720	10	22	23	–
Other	–	674	2,923	4,877	492
Total North America	720	1,279	2,945	4,901	492
Asia					
Governments	–	–	–	–	–
Other financial institutions	2,532	–	–	1	–
Other	–	11	5,050	224	9
Total Asia	2,532	11	5,050	225	9
Other					
Governments	–	–	6	–	–
Other financial institutions	152	–	–	–	–
Other	–	12	31	158	1
Total other	152	12	37	158	1
Total	6,120	25,909	15,518	45,796	2,779
Total gross credit risk					

Derivative financial instruments – positive values $m	Other assets $m	Debt investment securities available for sale $m	Life investment contracts and other unit holder assets $m	Credit commitments and contingent liabilities $m	Interest in associates and joint ventures using the equity method $m	Total $m
218	–	–	–	92	–	1,418
1,202	–	1,266	–	–	14	5,994
1,504	4,977	678	5,847	1,086	2,665	62,098
2,924	4,977	1,944	5,847	1,178	2,679	69,510
1	–	–	–	–	–	1
5	–	–	–	–	–	62
35	54	–	–	–	4	399
41	54	–	–	–	4	462
–	–	–	–	–	–	6
3,720	–	769	–	–	–	18,193
838	2,601	1,406	–	791	472	19,672
4,558	2,601	2,175	–	791	472	37,871
3	–	–	–	–	–	599
1,552	–	99	–	–	–	2,426
1,213	35	809	–	229	428	11,680
2,768	35	908	–	229	428	14,705
–	–	–	–	–	–	–
246	–	–	–	–	–	2,779
583	2,675	39	–	179	482	9,252
829	2,675	39	–	179	482	12,031
–	–	–	–	–	–	6
41	–	–	–	–	–	193
752	102	–	–	48	6	1,110
793	102	–	–	48	6	1,309
11,913	10,444	5,066	5,847	2,425	4,071	135,888
						135,888

Note 46. Credit risk continued

The following provides detail around the active management of Credit Risk by the economic entity:

The economic entity enters into master netting agreements with its counterparties to manage the credit risk where it has trading derivatives in the Equity Markets and Treasury and Commodities divisions. Credit derivatives have been used by the economic entity to mitigate risk by buying and selling protection over balance sheet assets. As at 31 March 2007 the fair value of the credit derivatives was $2 million negative value (2006: $1 million positive value). Stock borrowing and reverse repurchase arrangements entered into by the economic entity with external counterparties requires collateral of 105% (which is consistent with industry practice). Mortgage insurance contracts are entered into in order to manage the credit risk around the mortgage portfolios. As at 31 March 2007, loans of $22.1 billion (2006: $18.1 billion) were covered by these contracts. Other risk mitigation measures include blocked deposits, bank guarantees and letters of credit. As at 31 March 2007, this amounted to $2,305 million (2006: $426 million).

Bank 2007

Credit risk concentration	**Due from Banks $m**	**Cash collateral on securities borrowed and reverse repurchase agreements $m**	**Trading portfolio assets $m**	**Loan assets held at amortised cost $m**	**Other financial assets at fair value through profit and loss $m**
Australia					
Governments	–	48	895	18	125
Other financial institutions	1,288	1,086	706	65	–
Other	–	3,658	2,902	12,753	1,931
Total Australia	1,288	4,792	4,503	12,836	2,056
New Zealand					
Central bank	–	–	–	–	–
Other financial institutions	16	1	–	–	–
Other	–	–	–	49	–
Total New Zealand	16	1	–	49	–
Europe					
Governments	–	–	6	–	–
Other financial institutions	987	11,997	62	–	50
Other	–	7,779	2,866	2,811	–
Total Europe	987	19,776	2,934	2,811	50
North America					
Governments	–	595	–	–	–
Other financial institutions	391	10	22	20	–
Other	–	657	2,556	2,808	74
Total North America	391	1,262	2,578	2,828	74
Asia					
Other financial institutions	1,897	–	–	–	–
Other	–	–	4,909	83	–
Total Asia	1,897	–	4,909	83	–
Other					
Governments	–	–	6	–	–
Other financial institutions	1	–	–	–	–
Other	–	12	1	152	–
Total other	1	12	7	152	–
Total	4,580	25,843	14,931	18,759	2,180
Total gross credit risk					

Derivative financial instruments – positive values $m	Other assets $m	Debt investment securities available for sale $m	Credit commitments and contingent liabilities $m	Interest in associates and joint ventures using the equity method $m	Due from Controlled entities $m	Total $m
218	–	–	92	–	–	1,396
1,104	–	1,264	–	4	–	5,517
1,504	3,592	111	1,697	479	8,170	36,797
2,826	3,592	1,375	1,789	483	8,170	43,710
1	–	–	–	–	–	1
4	–	–	–	–	–	21
35	–	–	–	–	345	429
40	–	–	–	–	345	451
–	–	–	–	–	–	6
3,506	–	769	–	–	–	17,371
837	1,106	593	39	–	2,791	18,822
4,343	1,106	1,362	39	–	2,791	36,199
–	–	–	–	–	–	595
1,337	–	99	–	–	–	1,879
912	1	18	60	53	1,683	8,822
2,249	1	117	60	53	1,683	11,296
245	–	–	–	–	–	2,142
561	–	–	11	77	441	6,082
806	–	–	11	77	441	8,224
–	–	–	–	–	–	6
41	–	–	–	–	–	42
742	–	–	48	–	97	1,052
783	–	–	48	–	97	1,100
11,047	4,699	2,854	1,947	613	13,527	100,980
						100,980

9	–	–	–	–	–	9
387	–	–	–	–	11	3,210
429	2,358	–	–	42	368	4,269
825	2,358	–	–	42	379	7,488
66	–	–	–	–	–	84
359	25	7	–	13	2	557
425	25	7	–	13	2	641
10,978	8,452	3,201	5,183	916	3,463	103,506
						103,506

Note 46. Credit risk continued

The following provides detail around the active management of Credit Risk by the Bank:

The Bank enters into master netting agreements with its counterparties to manage the credit risk where it has trading derivatives in the Equity Markets and Treasury and Commodities divisions. Credit derivatives have been used by the Bank to mitigate risk by buying and selling protection over balance sheet assets. As at 31 March 2007 the fair value of the credit derivatives was $7 million positive value (2006: $1 million positive value). Stock borrowing and reverse repurchase arrangements entered into by the Bank with external counterparties requires collateral of 105% (which is consistent with industry practice). Other risk mitigation measures include blocked deposits, bank guarantees and letters of credit. As at 31 March 2007, this amounted to $1,799 million (2006: $704 million).

Notes to the financial statements
31 March 2007 continued

Note 46. Credit risk continued

Bank 2006
Credit risk concentration

	Due from Banks $m	Cash collateral on securities borrowed and reverse repurchase agreements $m	Trading portfolio assets $m	Loan assets held at amortised cost $m	Other financial assets at fair value through profit and loss $m
Australia					
Central bank	–	22	–	–	–
Governments	–	385	1,457	161	178
Other financial institutions	2,092	2,304	1,305	–	–
Other	–	5,255	8,716	9,484	1,714
Total Australia	2,092	7,966	11,478	9,645	1,892
New Zealand					
Other financial institutions	11	–	–	–	–
Other	–	1	–	(7)	–
Total New Zealand	11	1	–	(7)	–
Europe					
Other financial institutions	738	2,239	137	–	–
Other	–	2,357	1,283	1,818	–
Total Europe	738	4,596	1,420	1,818	–
North America					
Other financial institutions	109	898	35	–	–
Other	–	16	97	1,228	2
Total North America	109	914	132	1,228	2
Asia					
Central Banks	–	–	–	–	–
Other financial institutions	1,628	88	–	–	–
Other	–	–	–	346	–
Total Asia	1,628	88	–	346	–
Other					
Other financial institutions	1	–	–	–	–
Other	–	–	–	151	–
Total other	1	–	–	151	–
Total	4,579	13,565	13,030	13,181	1,894
Total gross credit risk					

Derivative financial instruments – positive values $m	Other assets $m	Debt investment securities available for sale $m	Credit commitments and contingent liabilities $m	Interest in associates and joint ventures using the equity method $m	Due from Controlled entities $m	Total $m
78	–	–	–	–	–	100
29	–	–	2	–	–	2,212
266	–	1,386	–	–	–	7,353
4,308	3,043	132	550	765	5,972	39,939
4,681	3,043	1,518	552	765	5,972	49,604
8	–	–	–	–	–	19
67	–	–	1	–	163	225
75	–	–	1	–	163	244
2,270	–	359	–	–	–	5,743
650	170	131	24	3	1,672	8,108
2,920	170	490	24	3	1,672	13,851
510	–	–	–	–	–	1,552
1,209	–	45	193	21	1,041	3,852
1,719	–	45	193	21	1,041	5,404
9	–	–	–	–	–	9
385	–	–	–	–	–	2,101
406	–	–	8	42	1,006	1,808
800	–	–	8	42	1,006	3,918
66	–	–	–	–	–	67
357	–	–	13	2	387	910
423	–	–	13	2	387	977
10,618	3,213	2,053	791	833	10,241	73,998
						73,998

	Consolidated 2007 $m	Consolidated 2006 $m	Bank 2007 $m	Bank 2006 $m
Note 47. Audit and other services provided by PricewaterhouseCoopers ("PwC")				
During the financial year, the auditor of the Bank and economic entity, PwC, and its related practices earned the following remuneration:				
PwC – Australian firm				
Audit and review of financial reports of the Bank or any entity in the economic entity	**3,420**	3,324	**2,404**	2,709
Other audit-related work	**1,579**	1,090	**1,448**	966
Other assurance services	**454**	451	**454**	407
Total audit and other assurance services	**5,453**	4,865	**4,306**	4,082
Advisory services	**1,432**	552	**1,432**	552
Taxation	**361**	249	**361**	249
Total remuneration paid to PwC – Australian firm	**7,246**	5,666	**6,099**	4,883
Related practices of PwC – Australian firm (including PwC – overseas firms)				
Audit and review of financial reports of the Bank or any entity in the economic entity	**3,460**	2,775	**126**	70
Other audit-related work	**425**	199	**356**	12
Other assurance services	**25**	148	**–**	-
Total audit and other assurance services	**3,910**	3,122	**482**	82
Advisory services	**5,681**	2,754	**-**	–
Taxation	**1,113**	1,426	**-**	–
Total remuneration paid to related practices of PwC – Australian firm	**10,704**	7,302	**482**	82
Total remuneration paid to PwC	**17,950**	12,968	**6,581**	4,965

Use of PwC's services on other than audit and assurance engagements is restricted in accordance with the Bank's Auditor Independence policy. These assignments are principally tax compliance and agreed upon assurance procedures in relation to acquisitions.

Certain fees for advisory services are in relation to Initial Public Offerings and due diligence services for new funds. These fees may be recovered by the economic entity upon the successful establishment of the funds.

It is the Bank's policy to seek competitive tenders for all major advisory projects.

Derivative financial instruments – positive values $m	Other assets $m	Debt investment securities available for sale $m	Credit commitments and contingent liabilities $m	Interest in associates and joint ventures using the equity method $m	Due from Controlled entities $m	Total $m
218	–	–	92	–	–	1,396
1,104	–	1,264	–	4	–	5,517
1,504	3,592	111	1,697	479	8,170	36,797
2,826	3,592	1,375	1,789	483	8,170	43,710
1	–	–	–	–	–	1
4	–	–	–	–	–	21
35	–	–	–	–	345	429
40	–	–	–	–	345	451
–	–	–	–	–	–	6
3,506	–	769	–	–	–	17,371
837	1,106	593	39	–	2,791	18,822
4,343	1,106	1,362	39	–	2,791	36,199
–	–	–	–	–	–	595
1,337	–	99	–	–	–	1,879
912	1	18	60	53	1,683	8,822
2,249	1	117	60	53	1,683	11,296
245	–	–	–	–	–	2,142
561	–	–	11	77	441	6,082
806	–	–	11	77	441	8,224
–	–	–	–	–	–	6
41	–	–	–	–	–	42
742	–	–	48	–	97	1,052
783	–	–	48	–	97	1,100
11,047	4,699	2,854	1,947	613	13,527	100,980
						100,980

Note 46. Credit risk continued

The following provides detail around the active management of Credit Risk by the Bank:

The Bank enters into master netting agreements with its counterparties to manage the credit risk where it has trading derivatives in the Equity Markets and Treasury and Commodities divisions. Credit derivatives have been used by the Bank to mitigate risk by buying and selling protection over balance sheet assets. As at 31 March 2007 the fair value of the credit derivatives was $7 million positive value (2006: $1 million positive value). Stock borrowing and reverse repurchase arrangements entered into by the Bank with external counterparties requires collateral of 105% (which is consistent with industry practice). Other risk mitigation measures include blocked deposits, bank guarantees and letters of credit. As at 31 March 2007, this amounted to $1,799 million (2006: $704 million).

Consolidated 2006

Credit risk concentration

	Due from Banks $m	Cash collateral on securities borrowed and reverse repurchase agreements $m	Trading portfolio assets $m	Loan assets held at amortised cost $m	Other financial assets at fair value through profit and loss $m
Australia					
Central bank	–	22	–	–	–
Governments	–	385	1,457	205	383
Other financial institutions	2,372	2,304	1,326	–	–
Other	–	5,255	8,768	30,567	1,714
Total Australia	2,372	7,966	11,551	30,772	2,097
New Zealand					
Governments	–	–	–	1	–
Other financial institutions	54	–	–	–	–
Other	–	1	52	127	–
Total New Zealand	54	1	52	128	–
Europe					
Other financial institutions	800	2,239	137	–	5
Other	–	2,357	1,351	1,819	–
Total Europe	800	4,596	1,488	1,819	5
North America					
Governments	–	–	–	–	–
Other financial institutions	426	897	35	–	–
Other	–	17	436	1,746	2
Total North America	426	914	471	1,746	2
Asia					
Governments	–	–	–	–	–
Other financial institutions	2,724	88	–	–	–
Other	–	5	684	383	–
Total Asia	2,724	93	684	383	–
Other					
Other financial institutions	18	–	–	–	–
Other	–	–	–	151	–
Total other	18	–	–	151	–
Total	6,394	13,570	14,246	34,999	2,104
Total gross credit risk					

Derivative financial instruments – positive values $m	Other assets $m	Debt investment securities available for sale $m	Life investment contracts and other unit holder assets $m	Credit commitments and contingent liabilities $m	Interest in associates and joint ventures using the equity method $m	Total $m
78	–	–	–	–	–	100
29	–	–	–	2	–	2,461
267	–	1,879	–	–	–	8,148
4,571	4,941	390	5,183	535	2,515	64,439
4,945	4,941	2,269	5,183	537	2,515	75,148
–	–	–	–	–	–	1
8	–	–	–	–	–	62
67	26	–	–	1	3	277
75	26	–	–	1	3	340
2,332	–	373	–	–	–	5,886
655	822	135	–	77	233	7,449
2,987	822	508	–	77	233	13,335
1	–	–	–	–	–	1
510	–	18	–	–	–	1,886
1,210	280	399	–	246	331	4,667
1,721	280	417	–	246	331	6,554
9	–	–	–	–	–	9
387	–	–	–	–	11	3,210
429	2,358	–	–	42	368	4,269
825	2,358	–	–	42	379	7,488
66	–	–	–	–	–	84
359	25	7	–	13	2	557
425	25	7	–	13	2	641
10,978	8,452	3,201	5,183	916	3,463	103,506
						103,506

Note 46. Credit risk continued

Bank 2006

Credit risk concentration

	Due from Banks $m	Cash collateral on securities borrowed and reverse repurchase agreements $m	Trading portfolio assets $m	Loan assets held at amortised cost $m	Other financial assets at fair value through profit and loss $m
Australia					
Central bank	–	22	–	–	–
Governments	–	385	1,457	161	178
Other financial institutions	2,092	2,304	1,305	–	–
Other	–	5,255	8,716	9,484	1,714
Total Australia	2,092	7,966	11,478	9,645	1,892
New Zealand					
Other financial institutions	11	–	–	–	–
Other	–	1	–	(7)	–
Total New Zealand	11	1	–	(7)	–
Europe					
Other financial institutions	738	2,239	137	–	–
Other	–	2,357	1,283	1,818	–
Total Europe	738	4,596	1,420	1,818	–
North America					
Other financial institutions	109	898	35	–	–
Other	–	16	97	1,228	2
Total North America	109	914	132	1,228	2
Asia					
Central Banks	–	–	–	–	–
Other financial institutions	1,628	88	–	–	–
Other	–	–	–	346	–
Total Asia	1,628	88	–	346	–
Other					
Other financial institutions	1	–	–	–	–
Other	–	–	–	151	–
Total other	1	–	–	151	–
Total	4,579	13,565	13,030	13,181	1,894
Total gross credit risk					

Derivative financial instruments – positive values $m	Other assets $m	Debt investment securities available for sale $m	Credit commitments and contingent liabilities $m	Interest in associates and joint ventures using the equity method $m	Due from Controlled entities $m	Total $m
78	–	–	–	–	–	100
29	–	–	2	–	–	2,212
266	–	1,386	–	–	–	7,353
4,308	3,043	132	550	765	5,972	39,939
4,681	3,043	1,518	552	765	5,972	49,604
8	–	–	–	–	–	19
67	–	–	1	–	163	225
75	–	–	1	–	163	244
2,270	–	359	–	–	–	5,743
650	170	131	24	3	1,672	8,108
2,920	170	490	24	3	1,672	13,851
510	–	–	–	–	–	1,552
1,209	–	45	193	21	1,041	3,852
1,719	–	45	193	21	1,041	5,404
9	–	–	–	–	–	9
385	–	–	–	–	–	2,101
406	–	–	8	42	1,006	1,808
800	–	–	8	42	1,006	3,918
66	–	–	–	–	–	67
357	–	–	13	2	387	910
423	–	–	13	2	387	977
10,618	3,213	2,053	791	833	10,241	73,998
						73,998

	Consolidated 2007 $m	Consolidated 2006 $m	Bank 2007 $m	Bank 2006 $m

Note 47. Audit and other services provided by PricewaterhouseCoopers ("PwC")

During the financial year, the auditor of the Bank and economic entity, PwC, and its related practices earned the following remuneration:

	Consolidated 2007 $m	Consolidated 2006 $m	Bank 2007 $m	Bank 2006 $m
PwC – Australian firm				
Audit and review of financial reports of the Bank or any entity in the economic entity	**3,420**	3,324	**2,404**	2,709
Other audit-related work	**1,579**	1,090	**1,448**	966
Other assurance services	**454**	451	**454**	407
Total audit and other assurance services	**5,453**	4,865	**4,306**	4,082
Advisory services	**1,432**	552	**1,432**	552
Taxation	**361**	249	**361**	249
Total remuneration paid to PwC – Australian firm	**7,246**	5,666	**6,099**	4,883
Related practices of PwC – Australian firm (including PwC – overseas firms)				
Audit and review of financial reports of the Bank or any entity in the economic entity	**3,460**	2,775	**126**	70
Other audit-related work	**425**	199	**356**	12
Other assurance services	**25**	148	**-**	-
Total audit and other assurance services	**3,910**	3,122	**482**	82
Advisory services	**5,681**	2,754	**-**	-
Taxation	**1,113**	1,426	**-**	-
Total remuneration paid to related practices of PwC – Australian firm	**10,704**	7,302	**482**	82
Total remuneration paid to PwC	**17,950**	12,968	**6,581**	4,965

Use of PwC's services on other than audit and assurance engagements is restricted in accordance with the Bank's Auditor Independence policy. These assignments are principally tax compliance and agreed upon assurance procedures in relation to acquisitions.

Certain fees for advisory services are in relation to Initial Public Offerings and due diligence services for new funds. These fees may be recovered by the economic entity upon the successful establishment of the funds.

It is the Bank's policy to seek competitive tenders for all major advisory projects.

Note 48. Acquisition and disposal of controlled entities

Entities acquired or consolidated due to change in control:

a) **Macquarie Small Caps Roads (an additional four toll roads: Central Alabama Assets; plus the Detroit Windsor Tunnel)**

On 12 May 2006, a subsidiary of the Bank acquired 100% of the assets in four toll road-related companies in Alabama, USA. Acquired on the same day was 100% of the equity of Macquarie North American Infrastructure, Inc, whose wholly owned subsidiary, The Detroit & Canada Tunnel Corporation is the controller under long-term concession of the US operations and operator under subcontract of the Canadian operations of the Detroit Windsor Tunnel.

b) **East London Bus Group Holdings Limited**

On 22 June 2006, a subsidiary of the Bank signed a sale and purchase agreement to acquire 100% of East London Bus Group Holdings Limited. The company owns and operates a bus and coach business in the United Kingdom.

c) **Cervus Financial Corp**

On 6 July 2006, a subsidiary of the Bank purchased a 100% interest in Cervus Financial Corp, a listed Canadian corporation with established mortgage servicing contracts and mortgage broker network.

d) **Corona Energy Holdings Limited**

On 31 July 2006, a subsidiary of the Bank, Macquarie Internationale Investments Limited, acquired 100% of the share capital of Corona Energy Holdings Limited, a United Kingdom non-domestic gas supply company.

e) **Longview Oil and Gas**

On 26 October 2006, a subsidiary of the Bank acquired 100% of the business assets of Longview Oil and Gas. The business has a series of operational oil and gas properties, gas processing plant and gas gathering infrastructure, located in Arkansas, USA.

Aggregate details of the acquisitions (including disposal groups) are as follows:

	2007 $m	2006 $m
Fair value of net assets acquired		
Cash and other financial assets	**103**	182
Derivatives and financial instruments – positive values	**39**	269
Fixed assets	**8**	28
Intangible assets	**14**	112
Assets of disposal groups classified as held for sale	**1,189**	2,271
Derivative financial instruments – negative values	**–**	(254)
Payables, provisions and borrowings	**(135)**	(197)
Liabilities of disposal groups classified as held for sale	**(674)**	(1,660)
Minority interest in disposal groups classified as held for sale	**–**	(151)
Total fair value of net assets acquired	**544**	600
Purchase consideration		
Cash consideration	**544**	589
Deferred consideration	**–**	76
Total purchase consideration	**544**	665
Reconciliation of cash movement		
Cash consideration	**(544)**	(589)
Less cash acquired	**10**	279
Total cash outflow	**(534)**	(310)

The operating results of these entities have not had a material impact on the results of the economic entity.

There are no significant differences between the fair value of net assets acquired and the acquiree's carrying value of net assets other than the goodwill and other intangible assets noted above.

The 31 March 2006 comparatives relate to the acquisitions of Daegu East Circulation Road Company, S2Net Limited (formerly Open Telecommunications Limited), Korean Power Investment Co. Limited, ATM Solutions Australasia, The Steam Packet Group Limited, Smarte Carte Corporation, AHA Access Health Abbotsford Limited and AHA Access Health Vancouver Limited, Baldwin County Bridge Company LLC and Macquarie Cook Energy LLC (formerly Cook Inlet Energy Supply LLC).

Note 48. Acquisition and disposal of controlled entities continued

Entities disposed of or deconsolidated due to change in control:

a) Macquarie Small Caps Roads

On 2 October 2006, a subsidiary of the Bank sold 100% of its interest in Macquarie Small Caps Roads.

b) Smarte Carte Corporation

On 20 November 2006, a subsidiary of the Bank sold part of its investment in Smarte Carte Corporation. A subsidiary of the Bank has retained a 10% interest.

c) East London Bus Group Holdings Limited

On 24 November 2006, a subsidiary of the Bank sold its interest in East London Bus Group Holdings Limited. A subsidiary of the Bank has retained a 10% interest.

d) The Steam Packet Group Limited

On 19 December 2006, a subsidiary of the Bank sold its interest in The Steam Packet Group Limited. A subsidiary of the Bank has retained a 10% interest.

e) Access Health Abbotsford Limited and Access Health Vancouver Limited

On 30 January 2007, a subsidiary of the Bank sold its interest in AHA Holdings Limited and Vancouver Health Holdings Limited.

f) Forward Steps Holdings Limited

On 13 December 2006, a subsidiary of the Bank, Macquarie Leisure Services Pty Limited, entered into a Share Sale Agreement to sell its interest in Forward Steps Holdings Limited ("FSHL"). The transaction settled on 2 February 2007.

Aggregate details of the disposals are as follows:

	2007 $m	2006 $m
Carrying value of assets and liabilities disposed of		
Cash and other financial assets	2	-
Assets of disposal groups classified as held for sale	3,015	1,099
Fixed assets	1	-
Intangible assets	21	-
Liabilities of disposal groups classified as held for sale	(2,361)	(687)
Payables and provisions	(1)	-
Minority interest in disposal groups classified as held for sale	-	(139)
Total carrying value of assets and liabilities disposed of	677	273
Reconciliation of cash movement		
Cash received*	1,125	460
Less:		
Investment retained	(61)	(110)
Cash deconsolidated	(163)	(102)
Total cash inflow	901	248

* Cash received includes the repayment of intercompany debt in the 31 March 2006 financial year.

The 31 March 2006 comparatives relate to the deconsolidation of RG Capital and DMG Regional Radio, Daegu East Circulation Road Company and Korean Power Investment Co. Limited.

Note 49. Events occurring after reporting date

There were no material post balance sheet events occurring after the reporting date requiring disclosure in these financial statements.

Macquarie Bank Limited and its controlled entities Directors' Declaration

In the Directors' opinion

(a) the financial statements and notes set out on pages 7 to 88, and audited remuneration disclosures on pages 47 to 90 in the Directors' Report, are in accordance with the *Corporations Act 2001*, including:

(i) complying with Australian Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements; and

(ii) giving a true and fair view of the Bank and consolidated entity's financial position as at 31 March 2007 and of its performance, as represented by the results of its operations and its cash flows, for the financial year ended on that date; and

(b) there are reasonable grounds to believe that Macquarie Bank Limited will be able to pay its debts as and when they become due and payable.

The Directors have been given the declarations by the chief executive officer and chief financial officer required by section 295A of the *Corporations Act 2001*.

This declaration is made in accordance with a resolution of the Directors.

David Clarke
Executive Chairman

Allan Moss
Managing Director and
Chief Executive Officer

Sydney
14 May 2007

Independent Audit Report to the Members of Macquarie Bank Limited

PRICEWATERHOUSECOOPERS

Audit opinion

In our opinion:

1. the financial report of Macquarie Bank Limited:

- gives a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of Macquarie Bank Limited and the Macquarie Bank Group (defined below) as at 31 March 2007, and of their performance for the year ended on that date, and
- is presented in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*; and

2. the remuneration disclosures that are contained on pages 47 to 90 of the Directors' Report comply with Accounting Standard AASB 124 *Related Party Disclosures* (AASB 124) and the *Corporations Regulations 2001*.

This opinion must be read in conjunction with the rest of our audit report.

Scope

The financial report, remunerations disclosures and Directors' responsibility

The financial report comprises the balance sheet, income statement, cash flow statements, statement of changes in equity, accompanying notes to the financial statements, and the Directors' declaration for both Macquarie Bank Limited (the company) and the Macquarie Bank Group (the consolidated entity), for the year ended 31 March 2007. The consolidated entity comprises both the company and the entities it controlled during that year.

The company has disclosed information about the remuneration of Directors and Executives (remuneration disclosures) as required by AASB 124, under the heading "remuneration report" on pages 47 to 90 of the directors' report, as permitted by the *Corporations Regulations 2001*.

The Directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The Directors are also responsible for the remuneration disclosures contained in the Directors' Report.

Audit approach
We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with AASB 124 and Class Order 06/50. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected. For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations, changes in equity and cash flows. We also performed procedures to assess whether the remuneration disclosures comply with AASB 124 and the *Corporations Regulations 2001*.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report and remuneration disclosures, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the Directors.

Our procedures include reading the other information in the Annual Review to determine whether it contains any material inconsistencies with the Financial Report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

Independence
In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

PricewaterhouseCoopers

Ian Hammond

Ian Hammond
Partner

Sydney
14 May 2007

Liability limited by a scheme approved under Professional Standards Legislation.

With the exception of 31 March 2005, the financial information presented below has been based on the accounting standards adopted at each reporting date. The financial information for the periods ended 31 March 2005 and later are based on results reported under Australian Accounting Standards that incorporate International Financial Reporting Standards.

Years ended 31 March	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
Income statement ($ million)										
Total income from ordinary activities	757	904	1,337	1,649	1,822	2,155	2,823	4,197	4,832	**7,181**
Total expenses from ordinary activities	(590)	(686)	(1,036)	(1,324)	(1,467)	(1,695)	(2,138)	(3,039)	(3,545)	**(5,253)**
Operating profit before income tax	167	218	301	325	355	460	685	1,158	1,287	**1,928**
Income tax expense	(26)	(53)	(79)	(53)	(76)	(96)	(161)	(288)	(290)	**(377)**
Profit for the year	141	165	222	272	279	364	524	870	997	**1,551**
Macquarie Income Preferred Securities distributions	–	–	–	–	–	–	–	(28)	(51)	**(54)**
Other minority interests	–	–	–	1	–	(3)	(3)	(1)	(1)	**(3)**
Macquarie Income Securities distributions	–	–	(12)	(31)	(29)	(28)	(27)	(29)	(29)	**(31)**
Profit attributable to ordinary equity holders	141	165	210	242	250	333	494	812	916	**1,463**
Balance sheet ($ million)										
Total assets	7,929	9,456	23,389	27,848	30,234	32,462	43,771	67,980	106,211	**136,389**
Total liabilities	7,348	8,805	22,154	26,510	27,817	29,877	40,938	63,555	100,874	**128,870**
Net assets	581	651	1,235	1,338	2,417	2,585	2,833	4,425	5,337	**7,519**
Risk-weighted assets	4,967	4,987	8,511	9,860	10,651	10,030	13,361	19,771	28,751	**39,386**
Total loan assets	3,158	4,002	6,518	7,785	9,209	9,839	10,777	28,425	34,999	**45,796**
Impaired assets (net of provisions)	12	44	23	31	49	16	61	42	85	**88**
Share information										
Cash dividends per share (cents per share)										
Interim	21	30	34	41	41	41	52	61	90	**125**
Final	30	38	52	52	52	52	70	100	125	**190**
Special	–	–	–	–	–	50	–	40	–	**–**
Total	51	68	86	93	93	143	122	201	215	**315**
Basic earnings per share (cents per share)	88.1	101.3	124.3	138.9	132.8	164.8	233.0	369.6	400.3	**591.6**
Share price at 31 March ($) (a)	14.35	19.10	26.40	27.63	33.26	24.70	35.80	48.03	64.68	**82.75**
Ordinary share capital (million shares) (b)	157.6	161.1	171.2	175.9	198.5	204.5	215.9	223.7	232.4	**253.9**
Market capitalisation at 31 March (fully paid ordinary shares) ($ million)	2,262	3,077	4,520	4,860	6,602	5,051	7,729	10,744	15,032	**21,010**
Ratios										
Return on average ordinary shareholders' funds	26.1%	26.8%	28.1%	27.1%	18.7%	18.0%	22.3%	29.8%	26.0%	**28.1%**
Payout ratio	57.9%	67.2%	70.0%	67.5%	73.6%	87.4%(c)	53.2%	53.2%	54.4%	**54.3%**
Tier 1 ratio	11.7%	13.0%	14.5%	12.9%	17.8%	19.0%	16.2%	14.4%	12.4%	**15.0%**
Capital adequacy ratio	16.4%	17.3%	18.4%	16.0%	19.4%	21.4%	19.9%	21.2%	14.1%	**15.5%**
Expense/income ratio	77.9%	75.9%	77.5%	80.3%	80.5%	78.7%	75.7%	72.4%	73.4%	**73.2%**
Impaired assets as % of loan assets (excluding securitisation SPVs and segregated futures funds)	0.4%	1.1%	0.3%	0.4%	0.5%	0.2%	0.6%	0.3%	0.5%	**0.4%**
Net loan losses as % of loan assets (excluding securitisation SPVs and segregated futures funds)	0.0%	0.1%	0.1%	0.1%	0.2%	0.0%	0.3%	0.2%	0.2%	**0.1%**
Assets under management ($ billion) (d)	21.4	22.8	26.3	30.9	41.3	52.3	62.6	96.7	140.3	**197.2**
Staff numbers (e)	2,474	3,119	4,070	4,467	4,726	4,839	5,716	6,556	8,183	**10,023**

(a) The Bank's ordinary shares were quoted on the Australian Stock Exchange on 29 July 1996

(b) Number of fully paid ordinary shares at 31 March, excluding options and partly paid shares.

(c) The special dividend for 2003 was paid to release one-off franking credits to shareholders on entry into tax consolidation. Excluding the special dividend of 50 cents per share, the payout ratio would have been 56.8%.

(d) The methodology used to calculate assets under management was revised in September 2005. Comparatives at 31 March 2005 have been restated in accordance with the revised methodology.

(e) Includes both permanent staff (full time, part time and fixed term) and contractors (including consultants and secondees).

Designed by Frost Design, Sydney Print management by Octopus Solutions

Macquarie Bank Head Office
No.1 Martin Place
Sydney NSW 2000
Australia

Tel: +61 2 8232 3333
Fax: +61 2 8232 3350

Registered Office
Macquarie Bank Limited
Level 3, 25 National Circuit
Forrest ACT 2603
Australia

Tel: +61 2 6225 3000

The Macquarie Bank 2007 annual report is printed on Media Print, an EMAS accredited paper stock which is totally chlorine free. EMAS is the European Union's regulated environmental management system.

eTree

Macquarie Bank is proud to be a Foundation Member of eTree. eTree is a Computershare Limited initiative with Landcare Australia which provides an environmental incentive to shareholders of Australian companies to elect to receive shareholder communications electronically. For every shareholder who registers an email address Macquarie will donate $2 to Landcare Australia to support reforestation projects in the state or territory where the registered shareholder resides.

Macquarie Bank shareholders can register to receive their shareholder communications, such as the Annual Review, electronically, by visiting www.etree.com.au/macquarie and registering their email address.



Cover: Thames Water

Thames Water is the largest water and wastewater services company in the United Kingdom, serving eight million water and 13 million wastewater customers across London and the Thames Valley. The history of Thames Water dates back to the early 1600s when the privately funded New River, a 40-mile channel, was built to create London's water supply.

On 1 December 2006, a Macquarie-led consortium, Kemble Water, acquired Thames Water for £8 billion ($A19.88 billion). Kemble Water, named after the town near the headwaters of the Thames River, is the largest consortium Macquarie has ever brought together and includes investors from Europe, North America and Australasia.

On Kemble Water's behalf, Macquarie has been working closely with Thames Water management to help lay the foundations for a new era for the company.

The Holey Dollar

In 1813 Governor Lachlan Macquarie overcame an acute currency shortage by purchasing Spanish silver dollars (then worth five shillings), punching the centres out and creating two new coins – the 'Holey Dollar' (valued at five shillings) and the 'Dump' (valued at one shilling and three pence).

This single move not only doubled the number of coins in circulation but increased their worth by 25 per cent and prevented the coins leaving the colony. Governor Macquarie's creation of the Holey Dollar was an inspired solution to a difficult problem and for this reason it was chosen as the symbol for the Macquarie Group.



Cover photograph by Steve Speller.

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current financial period.

All amounts in this report are in Australian dollars unless otherwise stated.

References to the prior year are referring to the 12 months ended 31 March 2006.

Throughout this report, periods prior to the 2005 financial year are reported under previous AGAAP, unless otherwise stated.

Throughout this report, total operating income for the purposes of international income, excludes earnings on capital and is after directly attributable costs including fee and commission expenses.

1.1 Result Overview

	Half year to			Full year to		
	Mar 07	Sep 06	*Movement*	**Mar 07**	Mar 06	*Movement*
	$m	$m	%	**$m**	$m	%
Net interest income	**394**	334	*18*	**728**	592	*23*
Fee and commission income	**1,864**	1,676	*11*	**3,540**	2,842	*25*
Net trading income	**591**	456	*30*	**1,047**	876	*20*
Asset and equity investment realisations	**664**	736	*(10)*	**1,400**	306	*large*
Other income	**243**	223	*9*	**466**	216	*116*
Total operating income	**3,756**	3,425	*10*	**7,181**	4,832	*49*
Employment expenses	**(1,931)**	(1,802)	*7*	**(3,733)**	(2,407)	*55*
Brokerage and commission expenses	**(194)**	(227)	*(15)*	**(421)**	(366)	*15*
Other expenses	**(646)**	(453)	*43*	**(1,099)**	(772)	*42*
Total operating expenses	**(2,771)**	(2,482)	*12*	**(5,253)**	(3,545)	*48*
Profit before income tax	**985**	943	*4*	**1,928**	1,287	*50*
Income tax expense	**(208)**	(169)	*23*	**(377)**	(290)	*30*
Profit after income tax	**777**	774	*<1*	**1,551**	997	*56*
Minority interest	**(28)**	(29)	*(3)*	**(57)**	(52)	*10*
Profit after income tax attributable to MBL equity holders	**749**	745	*1*	**1,494**	945	*58*
Distributions paid or provided on Macquarie Income Securities	**(16)**	(15)	*7*	**(31)**	(29)	*7*
Profit after income tax attributable to MBL ordinary equity holders	**733**	730	*<1*	**1,463**	916	*60*

Earnings per share

	Cents per share			Cents per share		
Basic earnings per share	**290.8**	300.9	*(3)*	**591.6**	400.3	*48*
Diluted earnings per share	**279.2**	289.5	*(4)*	**569.8**	382.3	*49*

	%	%	%	%
Expense to income ratio	**73.8**	72.5	**73.2**	73.4
Effective tax rate (refer Glossary)	**22.1**	18.8	**20.5**	24.0
Return on equity (refer Glossary)	**25.8**	30.9	**28.1**	26.0

Profit after income tax attributable to ordinary equity holders
$ million year ended 31 March


1600
1400
1200
1000
800
600
400
200
0
2002
2003
2004
2005
2006
2007

Macquarie Bank Limited's consolidated net profit after income tax attributable to its ordinary equity holders for the year ended 31 March 2007 was $1,463 million, an increase of 60% on the prior year and the 15th consecutive year of record profits. Basic earnings per share is up 48% to 591.6 cents.

Good conditions across most markets continued during the year. Equity markets were better than expected, commodity prices and volatility in the first half were strong and market conditions were favourable for investment banking transactions. The Bank benefited from a number of asset realisations during the year.

Macquarie's offshore growth has continued with income from international sources up considerably to $3,457 million, an increase of 70% on the prior year. International income amounted to 55% of Macquarie's total operating income for the year to 31 March 2007, up from 48% in the prior year.

Assets under management increased 41% to over $197 billion. The year saw significant equity raisings particularly in unlisted funds with strong support from international investors.

Return on equity for the year to 31 March 2007 was 28.1%, up from 26.0% in the prior year despite Macquarie raising in excess of $700 million of ordinary equity in May 2006.

As shown by the chart to the left, profit after income tax attributable to ordinary shareholders is up 5.9 times in five years.

Operating income
Total operating income for the year to 31 March 2007 increased 49% over the prior year to $7,181 million, driven by profits from asset realisations (including the $302 million gain from the sale of the Bank's investment in Macquarie Goodman Group). Global equity markets have remained strong during the year and market conditions have been favourable for investment banking activities.

Operating expenses
Operating expenses are up 48% on the prior year to $5,253 million. Employment costs, the largest component of operating expenses, are up 55% on the prior year to $3,733 million. The increase has been driven by headcount and profit growth during the year. Headcount is up 22% on the prior corresponding period to 10,023 staff with international headcount increasing by 39% to 3,501 staff.

In the year to 31 March 2007 the expense to income ratio decreased slightly from 73.4% in the prior year to 73.2%.

As foreshadowed, the effective tax rate for the year of 20.5% was lower than the prior year as a result of income tax rate differentials arising from income generated offshore.

1.2 Contribution by Operating Group

	Full year to Mar 07 %	Mar 06 %
Investment Banking		
Corporate Finance (including Investment Banking Funds)	**44**	40
Macquarie Securities	**9**	11
Financial Products	**3**	4
Macquarie Capital	**2**	3
Total Investment Banking	**58**	58
Banking and Property	**15**	9
Treasury and Commodities	**14**	16
Equity Markets	**9**	11
Financial Services	**3**	4
Funds Management	**1**	2
	100	100

The figures set out in the table above are derived from management accounts and should be taken as a guide only to relative contributions to the Bank's overall performance. The calculation is before income tax and includes certain internal management changes. The calculation excludes earnings on capital, certain corporate costs not recharged to operating Groups and staff profit share.

Contributions by operating Group
as at 31 March 2007
Investment Banking □ Banking and Property
Treasury and Commodities □ Equity Markets
Financial Services Funds Management □



58%
15%
14%
9%
3%
1%

Investment Banking Group

Investment Banking Group (IBG) achieved an excellent result with a contribution 78% up on 2006. IBG staff numbers increased 25% to almost 3,000 with 47 offices across 28 countries.

Corporate Finance

Continuing strong equity market conditions during the year resulted in record deal flow across the regions with advisory and equity capital markets (ECM) performing well across all industry sectors.

Macquarie achieved No.1 rankings in Australia for both announced and completed mergers and acquisitions (Thomson Financial full year 2006), as well as maintaining strong market positions for Australian equity raised and Asia Pacific project finance mandates.

International growth in the Investment Banking Funds (IBF) business continues to be an important focus. Our funds have returned a compound annual rate of 20.2%[1] for investors since inception.

IBF equity under management[2] grew by 61% to $55.2 billion from $34.4 billion for the year. New funds established during the year include:

- Macquarie Infrastructure Partners (MIP), an unlisted fund focusing on infrastructure and infrastructure-like investments in the US and Canada
- Macquarie European Infrastructure Fund II (MEIF II), an unlisted fund focusing on infrastructure investments in Europe.

The majority of investors in MIP and MEIF II are North American and European-based, many of whom are investing in infrastructure for the first time.

Our funds continually seek quality assets to enhance investor value. Acquisitions by Macquarie and/or Macquarie managed specialist funds throughout the year include:

Australia and New Zealand

- Six retirement care and aged care businesses
- Additional 15.1% interest in Sydney Airport.

Asia

- Cogeneration and water treatment plant (Korea)
- Minority stake in a Korean-based container terminal operator with terminals in the US, Taiwan and Japan.

North America

- Airports services business (US)
- Electricity transmission and distribution business (US)
- Publisher of community newspapers (US)
- Integrated provider and manufacturer of drilling services and products (US)
- Two container terminals (Canada)
- 50% stake in one of the largest owners and operators of bulk liquid storage terminals in the US
- The largest owner and operator of tyre inflation vending equipment across North America and the UK.

Europe

- UK's largest water and wastewater services company
- Roadside services business (UK)
- Bus transport business (UK)
- Landfill gas electricity generation business (UK)
- The leading off-street car parking provider in the UK
- UK's largest gaming centre operator
- Spain's third largest authorised provider of vehicle safety and gas emission inspections
- Two windfarm portfolios (France).

During the year, we sold stakes in a number of assets held on balance sheet including:

- Aquarion Water
- Arqiva
- Brussels Airport
- Canadian hospitals
- CH4
- CJ Cablenet
- Dyno Nobel
- European Directories
- Isle of Man Ferries
- Macquarie Small Cap Roads
- Red Bee Media
- Reverse Corp
- RP Data
- Smarte Carte
- Stagecoach London Buses
- Taiwan Broadband Communications
- Thames Water.

[1] Annualised return based on all capital raised, distributions paid and valuations (market capitalisation for listed funds and net asset value for unlisted funds) for IBF managed funds since inception to 31 March 2007 (listed funds as at 31 March 2007, unlisted funds as at 31 December 2006). Calculated on an AUD basis. All cashflows converted at historic rates.

[2] Includes assets held directly by Macquarie, acquired with a view that they may be sold down into new or existing IBF managed funds.

Macquarie Securities
Our Australian and Asian institutional cash equities business achieved an outstanding result. In Australia, strong equity markets resulted in good growth in secondary market revenues and ECM revenues slightly up on the prior year.

Macquarie Securities Asia continues to perform above expectations with its results now ahead of the Australian business. There were outstanding gains in secondary market revenues as a result of strong equity market conditions. ECM revenues for the region were slightly down on the prior year.

Recent highlights include the establishment of an institutional cash equities joint venture, Macquarie First South in South Africa, and the Alternative Strategies Division joint venture with Equity Markets Group.

Financial Products
Financial Products exceeded the strong 2006 result due to expansion across most businesses and products.

The Division achieved record raisings in its Australian retail products and also launched new funds in several overseas markets, including Germany, Austria, Switzerland, Taiwan, Korea and Canada. Joint ventures were established with MD Sass and OneWorld Investments to provide asset management expertise to drive further product origination. Total assets under management by the Division (including assets managed by associates) grew by 40% from $6.3 billion at 31 March 2006 to $8.8 billion.

Macquarie Capital
Macquarie Capital's result was up on the prior year, with strong contributions from most businesses. Asset-based leasing and lending volumes increased by 20% from $4.5 billion at 31 March 2006 to $5.4 billion at 31 March 2007.

Staff development
During the year, IBG added to its staff development program with the launch of the global Master of Finance program for staff, in partnership with INSEAD Business School. The program is expected to form the foundation of IBG's professional development program and is an investment in the long-term growth of the business.

Banking and Property Group
Banking and Property Group (BPG) achieved a 179% increase in profit contribution on 2006, including the profit on the realisation of the Bank's holding in Macquarie Goodman Group. The Group continued to expand internationally during the year with businesses in Italy, the UK, the US, Japan, Korea and China all generating good growth.

Real Estate and Banking and Securitisation Divisions commenced operating as separate Groups on 1 April 2007, with Stephen Girdis and Tony Gill the respective Group Heads.

Real Estate
Assets under management (including associates) increased 12% to $23.6 billion from $21.0 billion (excluding Macquarie Goodman Group)[1].

Our strong global capability supported continued expansion internationally. Highlights included:

- MGP Japan Core Plus Fund was established, raising $US865 million. It is managed by Macquarie Global Property Advisors and will invest in Japanese real estate
- Macquarie Leisure Trust (MLE) was ranked the No.1 listed property trust in Australia for the second consecutive year and made its first US acquisitions
- Macquarie Office Trust (MOF) made its first acquisitions in Europe
- Macquarie Direct Property Fund made its first international property investments
- A wholesale real estate fund, investing in retail malls in the People's Republic of China, was established, with nine Chinese shopping malls as seed assets
- Stakes sold in Macquarie Goodman Group and UK office park assets
- Real Estate Structured Finance (RESF) provided a record contribution.

Market conditions and project timing impacted the land development businesses, Medallist and Urban Pacific Limited.

[1] Macquarie Goodman Group assets under management excluded from the prior year's figures.

Banking and Securitisation
Banking and Securitisation achieved a record result with a strong contribution from the divestment of Australian and New Zealand childcare businesses and property portfolios.

In Australia, the mortgages loan book increased 21% to more than $22 billion. This Division is the market leader in service to the Australian broker network and one of the largest issuers of Australian residential mortgage-backed securities.

In Italy, loan origination volumes were strong. In the US, loan volumes were down in a challenging interest rate environment. The business continued to focus on low credit risk lending through a broader product range. Importantly, the US business has no exposure to the sub prime market, which has recently been a cause for market concern. In July 2006, we entered the Canadian mortgage market and have experienced strong loan origination volumes to date.

Investment Lending (formerly Margin Lending) is ranked number two in market share in Australia and number one for protected lending. The total loan portfolio exceeds $4.8 billion, up 45% on the prior year. Relationship Banking loans and deposits were up 20% on the prior year.

Treasury and Commodities Group
Treasury and Commodities Group's profit contribution was significantly higher than the strong 2006 result, with substantial contributions from the Metals and Energy Capital, Debt Markets and Foreign Exchange Divisions and good contributions from all other Divisions.

Metals and Energy Capital
This Division offers price-making, derivative trading and financing in base and precious metals and other selected commodities as well as financing to the oil and gas sector.

Its contribution increased substantially on the prior year, reflecting continued growth in oil and gas financing, realisation of some energy and mining investments, as well as strong metals trading and project finance results.

Foreign Exchange
This Division provides services across all currency pairs and structured term hedging currency solutions for Australian and international clients. The Foreign Exchange contribution was slightly down on the strong prior year as market volatility has been lower than recent averages.

Debt Markets
This Division originates, arranges and places debt for clients and is active in primary and secondary trading markets for government, inflation-linked, corporate, global and asset-backed securities. It provides credit and interest rate risk management solutions through structured securities and derivatives.

The result from Debt Markets was very strongly up on the prior year, with good performances across the securities trading, interest rate derivatives, origination, arrangement and placement businesses.

Commodity Markets Division
Commodity Markets Division (CMD) provides a broad range of price risk management, structured financing, commodity investor products and selected physical commodity solutions across the global agricultural and energy industries. CMD's contribution was good, although down on the prior year, reflecting the impact of expansion.

Treasury
This Division is responsible for management of the Macquarie Bank Group's balance sheet, liquidity and interest rate exposure. Treasury's result was strongly up on the prior year, reflecting successful management of balance sheet growth.

Futures
This Division provides a full range of broking and clearing services for Australian and international exchange traded derivatives markets. The profit contribution from Futures was slightly up on the prior year, reflecting continued market growth.

Equity Markets Group

Equity Markets Group (EMG) achieved another record contribution, 39% up on 2006. Trading conditions in Australian and international equity markets remained broadly favourable throughout the year.

Equity Products Division

The Division offers equity-linked investment, trading and risk management products to wholesale and retail clients in Australia, Asia, Europe, the US and Latin America.

The Division generally performed well, maintaining strong market positions in Australia and key Asian markets. Niche operations in most other international markets made an increased contribution. The exception was our South African equity products' business alliance with Nedbank, which experienced difficult trading conditions, resulting in a loss for the year.

During the year, the primary focus was on expanding the range of underlying markets over which the Division has the capability to offer equity-linked products. New markets covered include India, Pakistan, Thailand, Malaysia, Mexico, Greece, Denmark, Belgium and Norway.

The Division continued to invest heavily in new product development and in the quantitative models and risk management systems necessary to offer these products.

MQ Specialist Investment Management

During the year, EMG's internal hedge fund management businesses were re-organised under the name MQ Specialist Investment Management. The Division's result was significantly up on the prior year.

The Division focused on building its successful investment track record in its flagship single strategy and multi-strategy funds, as well as its reputation as a specialist Asian manager of funds of hedge funds.

The leading single strategy fund, MQ Asia Long Short Fund, delivered a 12-month return of 19.0%. The MQ Asian Multi-Strategy Fund returned 10.2% with low volatility of 2.8%.

Funds under management (excluding funds provided by the Macquarie Bank Group) grew 141% to just over $1.4 billion at 31 March 2007.

In addition, funds under risk management (funds of external managers over which the Division provides hedging or risk management services) grew 21% to approximately $3.5 billion over the same period.

Global Equity Finance

The Division's contribution was very substantially up on the prior year due to strong growth in securities borrowing and lending volumes as well as structured equity finance activities in Australia, Asia and Europe. During the year, the Division commenced securities borrowing and lending activities in the US.

In the second half, the Division established a new business with Macquarie Securities (the Macquarie Bank Group's securities broking business), to offer equity derivatives, access products and financing to hedge fund clients. The Alternative Strategies Division began operating independently of EMG's other Divisions from 1 April 2007.

Financial Services Group
Financial Services Group's (FSG) profit was 32% up on 2006. The Group's strong revenues were due largely to record broking volumes, strong underwriting deal flow as well as a 21% increase in Wrap funds under administration and good inflows into the Macquarie Cash Management Trust (CMT).

New FSG businesses, which were introduced during the past two years, achieved continuing success. The third-party managed fund distribution business, the Macquarie Professional Series, now manages $1.9 billion after only two years of operation.

FSG continues to investigate international opportunities in both the UK and Asia. We are also actively pursuing domestic opportunities to expand adviser numbers and grow our core service business.

The Group's total assets under administration, advice and/or management grew 25% to $70.5 billion from $56.2 billion during the year.

Macquarie Adviser Services (MAS)
Strong inflows into the Macquarie Wrap platform, which now has $23.2 billion in funds under administration, and an 18% increase in the Macquarie CMT to $14.1 billion, formed a strong profit base for MAS during the year. Additionally, there was good growth in both the Macquarie Professional Series and the Group's superannuation portfolio, which now exceeds $20 billion.

MAS also launched its new Macquarie Insurance product, Futurewise, which has the facility to provide life insurance coverage to adviser clients within 15 minutes of application. The MAS-owned Coin Financial planning software business also continued its success, increasing its major institutional and boutique clients from 200 to 320 during the year.

Macquarie Private Wealth (MPW) (formerly Macquarie Financial Services)
Macquarie Financial Services was re-branded Macquarie Private Wealth effective from 2 April 2007. This re-branding reflected the Division's commitment to provide a complete service advice proposition that fully meets the investment needs of clients. The Division was ranked No. 1 full service retail broker in Australia in 2007 and positive returns were generated by our underwriting business which was derived from strong deal flow.

Macquarie Private Portfolio Management and Macquarie Private Bank both reached more than $1 billion in funds under management/administration.

Funds Management Group

Funds Management Group's (FMG) contribution increased by 45%, driven by revenue growth from its equities, listed property and private equity funds.

Funds under management (FUM) grew by 23% to over $63 billion during the year with strong inflows across all asset classes. Revenues from higher margin products such as Australian equities, private equity and global listed property funds were substantial. This reflects the Group's strategy to grow its market position in funds and asset classes where investors are prepared to reward strong investment performance with higher fees.

Australia

The Group was awarded Morningstar Fund Manager of the Year 2006 for both Fixed Interest and Domestic Equities – Small Companies (Australia). Our flagship equities funds continue to perform well, particularly the Macquarie Small Companies Fund which has delivered first quartile performance over one, two, three and five years (to 31 March 2007). The Equities Division launched a new range of funds, the Macquarie Incentives Series, featuring an innovative fee structure which ensures that investors pay fees only when the funds outperform.

The Group increased inflows into key products. The Macquarie Master Diversified Fixed Interest Fund, the Macquarie International Infrastructure Securities Fund and the Macquarie Australian Small Companies Fund all experienced good inflows.

Over the year, we made significant investments in IT infrastructure, including an upgrade of our investment accounting system.

International

Our 65%-owned Korean joint venture, Macquarie-IMM Investment Management, achieved strong growth in its Macquarie-IMM Global and Asian REITS funds, with funds under management climbing to over $4.7 billion within two years. The Group's new private equity fund-of-funds operation in Hong Kong launched its first product, the Macquarie Asia Pacific Private Equity Fund. In Taiwan, the Group won a number of sub-advisory contracts from local fund managers for a range of funds due to be launched in the new financial year.

Fund raising was successful for the Macquarie Clean Technology Fund, helping to make our new US operation in Carlsbad, California, profitable.

The Group has seen recent success in Europe with significant new funds under management in currency and commodities hedge funds. We have also recently transferred our Sydney-based global fixed income team to London while also establishing a supporting London-based sales operation. This business will expand to cover other asset classes over time.

A significant event since 31 March 2007 was the agreed sale, subject to regulatory approval, of Macquarie-IMM Investment Management (MIMM). The Group will continue to manage three MIMM funds with a total of KRW4.3 trillion ($5.6 billion) in funds under management.

1.3 Contribution by Region

International income for the year to 31 March 2007 was $3,457 million, up 70% on the prior year. International income now represents 55% of total operating income, up from 48% in the prior year.

All Groups increased their income from international activities. For the Investment Banking and Treasury & Commodities Groups, income from international activities represented more than 60% of total operating income. For Equity Markets international income was greater than 80% of total operating income.

During the year all regions experienced strong income growth compared to the prior year. In the Europe, Africa and Middle East and Americas regions income doubled the prior year. The Asia Pacific region continued its strong growth with income increasing by 26%.

Income from Europe, Africa and the Middle East was $1.4 billion, double the prior year. Europe experienced favourable investment banking conditions with many deals completed during the year. Significant corporate finance transactions included Thames Water, BAA plc/Grupo Ferrovial SA, UK Moto and the M6 Toll. Gains were made on the disposal of investments in the region including Isle of Man Ferries, Stagecoach London Buses, Brussels Airport, Arqiva and the sale of the UK office park assets to Macquarie Goodman Group. Fund/asset management activities contributed to income through Macquarie Airports, Macquarie Infrastructure Group, Macquarie Capital Alliance Group and South East Water, while the MEIF II fundraising received strong support from international investors. Seasonal revenues from structured equity derivatives products and the newly acquired Corona Energy business in the UK have also contributed to income in the region.

The Americas contributed $1.0 billion to income, up 105% on the prior year. Corporate finance income was a large contributor in this region from transactions including the acquisition of the Indiana toll road by the Macquarie Infrastructure Group and Cintra Concesiones de Infraestructuras de Transporte and the Air-serv and Michigan Electric Transmission Company transactions. Profits were realised on a number of assets sales including Access Health Abbotsford and Access Health Vancouver, Macquarie Small Caps Roads and Smarte Carte. Treasury & Commodities benefited from strong trading conditions in commodity markets and the profit on disposal of a North American oil & gas asset while the Macquarie Cook Energy business acquired in November 2005 continues to grow.

Asia Pacific income increased $216 million on the prior year to $1.1 billion. The main driver of growth in the region was the strong contribution of Macquarie Securities' Asian institutional cash equities operations. The growth during the year resulted from very good market conditions. Income from funds management activities in the region continued to grow with contributions from Macquarie MEAG Prime REIT, Macquarie Goodman Hong Kong Wholesale Fund, Macquarie Korea Opportunities Fund, Macquarie Korea Infrastructure Fund and Macquarie Media Group. Other activity in the region included the acquisition of Taiwan Broadband Communications by a consortium of Macquarie Bank and Macquarie Media Group and the selldown of nine Chinese retail malls to an unlisted real estate fund.

International income by region
$ million year ended 31 March
Americas ◻ Asia Pacific ◻
Europe, Africa & Middle East


4000
3500
3000
2500
2000
1500
1000
500
0
2002
2003
2004
2005
2006
2007

International income by Group
$ million year ended 31 March
FSG ◻ FMG BPG T&C ◻ EMG ◻ IBG


4000
3500
3000
2500
2000
1500
1000
500
0
2002
2003
2004
2005
2006
2007

International vs domestic income
$ million year ended 31 March 2007
Domestic ◻ International ◻


3500
3000
2500
2000
1500
1000
500
0
FMG
EMG
FSG
T&C
BPG
IBG

1.4 Contribution by Segment

Basis of preparation

For internal reporting and risk management purposes, Macquarie is divided into six operating Groups (the Groups). The Groups do not meet the definition of a reportable business segment for the purposes of reporting in accordance with AASB 114 'Segment Reporting', as the Groups provide certain products to customers that have the same, or similar, risk and return characteristics.

The analysis below reports Macquarie's operating result in the four main segments that its activities fall into: Asset and Wealth Management, Financial Markets, Investment Banking and Lending.

Segment revenue, expenses and assets are those that are directly attributable to a segment or that have been allocated to the segment on a reasonable basis. Corporate expenses (including staff profit share) are allocated to segments based on profit before income tax and profit share. The carrying amount of certain assets used jointly by segments is allocated based on a reasonable estimate of usage.

Contribution by segment


Investment Banking (42%)
comprises corporate finance, advisory, underwriting, facilitation, broking and real estate/property development
Asset and Wealth Management (27%)
comprises distribution and manufacture of funds management products
Infrastructure, real estate & other specialist funds
M&A, advisory and underwriting
Retail and wholesale funds management and private client broking
Commodities
FX, futures, treasury and debt markets
Institutional cash equities
Financial products
Equity derivatives
Equipment and other leasing
Banking & securitised lending
Real estate lending
Other lending
Lending (10%)
comprises banking activities, mortgages, margin lending and leasing, as well as lending undertaken by trading areas
Financial Markets (21%)
comprises trading in fixed income, equities, currency, commodities and derivative products

Segment results

	Asset & Wealth Management $m	Financial Markets $m	Investment Banking $m	Lending $m	Total $m
Full year ended 31 March 2007					
Profit and loss					
Total income	**1,919**	**1,481**	**3,013**	**768**	**7,181**
Total expenses	**(1,425)**	**(1,105)**	**(2,130)**	**(593)**	**(5,253)**
Profit before income tax	**494**	**376**	**883**	**175**	**1,928**
Income tax expense	**(132)**	**(42)**	**(157)**	**(46)**	**(377)**
Profit after income tax	**362**	**334**	**726**	**129**	**1,551**
Balance sheet					
Total assets	**12,417**	**69,717**	**13,713**	**40,542**	**136,389**
Contribution					
Contribution to total consolidated income (%)	**27**	**21**	**42**	**10**	**100**
Full year ended 31 March 2006					
Profit and loss					
Total income	1,377	1,105	1,724	626	4,832
Total expenses	(1,032)	(813)	(1,244)	(456)	(3,545)
Profit before income tax	345	292	480	170	1,287
Income tax expense	(104)	(38)	(104)	(44)	(290)
Profit after income tax	241	254	376	126	997
Balance sheet					
Total assets	8,780	50,732	12,587	34,112	106,211
Contribution					
Contribution to total consolidated income (%)	28	23	36	13	100
Half year ended 31 March 2007					
Profit and loss					
Total income	930	746	1,667	413	3,756
Total expenses	(709)	(562)	(1,189)	(311)	(2,771)
Profit before income tax	221	184	478	102	985
Income tax expense	(58)	(23)	(101)	(26)	(208)
Profit after income tax	163	161	377	76	777
Balance sheet					
Total assets	12,417	69,717	13,713	40,542	136,389
Contribution					
Contribution to total consolidated income (%)	25	20	44	11	100
Half year ended 30 September 2006					
Profit and loss					
Total income	989	735	1,346	355	3,425
Total expenses	(716)	(543)	(941)	(282)	(2,482)
Profit before income tax	273	192	405	73	943
Income tax expense	(74)	(19)	(56)	(20)	(169)
Profit after income tax	199	173	349	53	774
Balance sheet					
Total assets	10,865	48,002	15,637	38,133	112,637
Contribution					
Contribution to total consolidated income (%)	29	22	39	10	100

2.1 Net Interest Income

	Half year to			Full year to		
	Mar 07 $m	Sep 06 $m	*Movement %*	**Mar 07 $m**	Mar 06 $m	*Movement %*
Interest revenue	**2,550**	2,082	*22*	**4,632**	3,136	*48*
Interest expense	**(2,156)**	(1,748)	*23*	**(3,904)**	(2,544)	*53*
Net interest income (as reported)	**394**	334	*18*	**728**	592	*23*
Adjustment for accounting for swaps	**(102)**	(82)	*24*	**(184)**	(112)	*64*
Net interest income	**292**	252	*16*	**544**	480	*13*

Net interest income for the year to 31 March 2007, after adjusting for amounts relating to the accounting for swaps that are classified as trading income for statutory purposes, has increased 13% on the prior year.

The graph below illustrates the growth of the net interest income over the past six years.

Current accounting standards for derivative financial instruments impact trading income and net interest income due to complex hedge designation and effectiveness rules which must be met for hedge accounting to be applied to the Bank's derivatives hedging interest rate risk (especially swaps). Under previous AGAAP, internal derivatives were treated as a hedge and the interest on the swaps was included in either interest income or expense depending on whether an external interest bearing asset or liability was being hedged. Under current accounting standards, these internal derivatives are carried at fair value through trading income so that both sides are being eliminated and only external derivatives can form part of a hedge relationship. For most loan portfolios Macquarie has not sought to meet the hedge accounting rules due to its complexity and inability for the Macquarie Income Preferred Securities (MIPS) to be a hedge item under current accounting standards.

Net interest income
$ million year ended 31 March


600
500
400
300
200
100
0
2002
2003
2004
2005
2006
2007

Note, for periods prior to the 2006 financial year, Australian Accounting Standards did not require the consolidation of mortgage securitisation and other special purpose vehicles. The 2005 financial year has not been restated in the chart above.

Analysis of net interest margins

For the purpose of analysing net interest margins the impact of accounting for swaps used for the hedging of interest rates, which is included in trading income for statutory purposes, has been adjusted against net interest income. This allows for a better analysis of net interest margins. Refer to section 2.3 for details of the impacts of accounting for swaps on trading income.

	Full year to March 2007			Full year to March 2006		
	Interest $m	**Average Volume $m**	**Average Spread %**	Interest $m	Average Volume $m	Average Spread %
Loan assets (excluding residential mortgages)	**495**	**19,607**	**2.52**	406	14,574	2.78
Mortgages	**116**	**22,248**	**0.52**	97	17,881	0.54
Interest bearing trading assets and other securities	**104**	**29,645**	**0.35**	79	17,242	0.46
Total net interest margin from interest bearing assets	**715**	**71,500**	**1.00**	582	49,697	1.17
Net funding cost of non-interest bearing assets	**(171)**			(102)		
Total net interest income	**544**			480		

Loan assets

Net interest on average loan assets has increased 22% on the prior year to $495 million, driven by a 35% growth in average loan assets to $19.6 billion. All the major banking businesses have achieved increased volumes including equities and investment lending, real estate finance and the leasing areas. Growth in investment lending volumes has been particularly strong with a 31% increase on last year.

This increase in volumes has been offset by a 26 basis point decrease in the overall net interest margin. Reduced overall interest spreads are mainly a result of a growth in lower margin products combined with increased competition. The leasing businesses have seen a 20% increase in volumes on last year however the net interest margin has decreased mainly as a result of increased competition and to a lesser extent due to lower inertia income.

The chart below illustrates a continued increase in average loan volumes while competition has tightened the net interest margin.

Comparison of loan asset volumes and spreads

Year ended 31 March



Volumes (average $ billion)
Spread (bps)
25
20
15
10
5
0
300
280
260
240
220
200
2002
2003
2004
2005
2006
2007

Mortgages

Net interest income on mortgage assets is up 20% on the prior year to $116 million. Average loan assets increased 24% on the prior year to $22.2 billion driven by the growth of the mortgages business in Australia. Macquarie's presence in the offshore mortgage market has expanded during the year due to the acquisition of Cervus Financial Corp in Canada and the growth of the Italian mortgages operation.

There was no significant change in the interest spread on the prior year.

Interest bearing trading assets and other securities

Interest income from interest bearing trading assets and other securities is up 32% on the prior year to $104 million. Most of the major trading businesses have contributed to the growth with volumes up 72% on the prior year to $29.6 billion. Net securities purchased under resale agreements, trading portfolio assets and foreign currency loans are all up on the prior year. The growth in average volumes has been offset by a decrease in the average net interest spread on these positions from 46 basis points in the prior year to 35 basis points. This decrease has been impacted by increases in stock borrowing and lending activities which give rise to trading and fee income while generating a net interest income loss.

Net funding cost of non-interest bearing assets

The net funding cost of non-interest bearing assets has increased in line with an increase in average non-interest bearing assets from $2.0 billion at 31 March 2006 to $3.1 billion at 31 March 2007 combined with increases in funding costs attributable to increases in interest rates during the year. This has been offset by increased capital from the Bank's $700 million capital raising in May 2006.

2.2 Fee and Commission Income

	Half year to			Full year to		
	Mar 07 $m	Sep 06 $m	*Movement %*	**Mar 07 $m**	Mar 06 $m	*Movement %*
Funds management	**509**	350	*45*	**859**	753	*14*
Mergers and acquisitions, advisory and underwriting	**591**	636	*(7)*	**1,227**	950	*29*
Brokerage and commissions	**514**	435	*18*	**949**	715	*33*
Financial products	**80**	136	*(41)*	**216**	115	*88*
Banking, lending and securitisation	**27**	29	*(7)*	**56**	55	*2*
Wrap and other administration fee income	**59**	50	*18*	**109**	99	*10*
Other fee and commission income	**58**	39	*49*	**97**	132	*(27)*
Income from life insurance business and other unit holder businesses	**26**	1	*large*	**27**	23	*17*
Fee and commission income	**1,864**	1,676	*11*	**3,540**	2,842	*25*

Fee and commission income
$ million year ended 31 March


4000
3500
3000
2500
2000
1500
1000
500
0
2002
2003
2004
2005
2006
2007

Funds management

Funds management fee income includes base fees, which are ongoing fees generated from funds management activities, and performance fees, which are only earned when funds managed by Macquarie outperform a predetermined benchmark. Performance fees are recognised when Macquarie becomes entitled to the fees.

The table below shows the split of funds management fees between base and performance fees by fund type.

	Half year to			Full year to		
	Mar 07 $m	Sep 06 $m	*Movement %*	**Mar 07 $m**	Mar 06 $m	*Movement %*
Base fees						
Specialist funds	**324**	199	*63*	**523**	346	*51*
Funds management and financial services	**140**	122	*15*	**262**	207	*27*
	464	321	*45*	**785**	553	*42*
Performance fees						
Specialist funds and assets	**43**	18	*139*	**61**	190	*(68)*
Funds management and financial services	**2**	11	*(82)*	**13**	10	*30*
	45	29	*55*	**74**	200	*(63)*
Total funds management fees	**509**	350	*45*	**859**	753	*14*

Overall, funds management fees for the 12 months to 31 March 2007 are up 14% on the prior year. Base fees are up 42% on the prior year in line with the upward trend in assets under management demonstrated in the chart below. This increase has been offset by reduced performance fee income from the specialist funds.

Base fee and AUM growth
Year ended 31 March



AUM ($ billion)
Base fees ($ million)
250
200
150
100
50
0
900
800
700
600
500
400
300
200
100
0
2002
2003
2004
2005
2006
2007

Performance fees for the 12 months to 31 March 2007 are down 63% on the prior year to $74 million. The driver of the fall in performance fees is the relative underperformance of the specialist infrastructure funds when compared to relevant benchmarks.

Performance fees from listed specialist funds for the 12 months to 31 March 2007 include:

Fund	Performance fees
Macquarie Communications Infrastructure Group	$13 million
Macquarie Media Group	$9 million
Macquarie Leisure Trust Group	$4 million

For further details of base and performance fees, refer to section 5.3.

Mergers and acquisitions, advisory and underwriting
Fee income from mergers and acquisitions, advisory and underwriting is up 29% on the prior year to $1,227 million for the year to 31 March 2007.

Continuing strong equity market conditions during the year resulted in record deal flow across the regions with advisory and equity capital markets performing well across all industry sectors. Macquarie advised on over 240 transactions worth over $160 billion[1]. Macquarie achieved No.1 rankings in Australia for both announced and completed mergers and acquisitions (Thomson Financial), as well as maintaining leading market positions for Australian equity raised and Asia Pacific project finance mandates.

Brokerage and commissions
Brokerage and commissions income is up 33% on the prior year to $949 million. Brokerage and commissions income predominantly includes transaction related fees from institutional cash equities services provided to retail and institutional clients with the majority of income derived from the Macquarie Securities institutional cash equities operations.

Australian institutional cash equities income was up 23% on the prior year mainly as a result of increased market turnover. ASX market turnover increased 32% from $1.9 trillion in 2006 to $2.5 trillion in 2007. A strong market share was maintained throughout the year. In Australia, Macquarie was ranked No. 1 broker for the second consecutive year by ASX Market Share.

Increased market share and market turnover was the driver of the strong result from the Asian institutional cash equities operations. Brokerage and commissions income is up 45% on the prior year. Strong increases in market turnover were seen in Hong Kong, Japan and Singapore.

Recent highlights include the establishment of an institutional cash equities joint venture, Macquarie First South in South Africa, and the Alternative Strategies Division joint venture with Equity Markets Group.

Financial products
Income from financial products is up 88% on the prior year to $216 million with expansion across most businesses and products. Major success was achieved with a range of retail infrastructure related funds including closed end funds in Germany and Austria raising additional funds for MEIF II. Record sales of Australian structured retail products combined with increased fees generated through arranging cross-border leases and other financial product transactions contributed to the increase on the prior year.

Banking, lending and securitisation
Income from banking, lending and securitisation includes fee income from mortgage securitisation vehicles, lending activities and transaction fees.

Wrap and other administration fee income
Wrap and other administration fee income is up on the prior year to $109 million. Wrap fee income is the main contributor to this category increasing 27% on the prior year in line with the increase in Wrap funds under administration. The Wrap platform closed at $23.2 billion at 31 March 2007.

Other fee and commission income
Other fee and commission income includes royalty income from joint ventures and business alliances, real estate development project management fees and other fee related income.

Royalty income fell during the year mainly due to reduced income from the equity markets joint ventures and business alliances.

Income from life insurance business and other unit holder businesses
Income in this category includes management and performance fees from Macquarie Life statutory funds and True Index funds, adjusted for the effect of consolidation.

[1] Includes assets held directly by Macquarie acquired with a view to holding for sale.

2.3 Net Trading Income

	Half year to			Full year to		
	Mar 07 $m	Sep 06 $m	*Movement %*	**Mar 07 $m**	Mar 06 $m	*Movement %*
Equities	**404**	361	*12*	**765**	526	*45*
Commodities	**177**	118	*50*	**295**	197	*50*
Foreign exchange	**70**	50	*40*	**120**	152	*(21)*
Interest rate products	**82**	30	*173*	**112**	84	*33*
Total trading income	**733**	559	*31*	**1,292**	959	*35*
Revaluation of economic hedges	**(40)**	(21)	*90*	**(61)**	29	*(large)*
Accounting for swaps	**(102)**	(82)	*24*	**(184)**	(112)	*64*
Net trading income (as reported)	**591**	456	*30*	**1,047**	876	*20*

Total trading income for the year to 31 March 2007, before revaluation of economic hedges and accounting for swaps, is up 35% on the prior year to $1,292 million. Most trading income is generated from client transactions and arbitrage activities, rather than outright proprietary trading.

Total trading income has grown consistently over the past six years as reflected in the graph opposite.

A complete representation of Macquarie's trading activities is not shown by the composition of trading income set out above because it excludes interest revenue and expense, brokerage and commission revenue and expense, and operating costs of trading activities. To obtain a complete view of the performance of Macquarie's trading activities, trading income should be considered in conjunction with these other income and expense items. This is largely achieved through the analysis of segments in section 1.4, where the trading activities of the Bank are amalgamated in the Financial Markets segment.

Total trading income
$ million year ended 31 March


1400
1200
1000
800
600
400
200
0
2002
2003
2004
2005
2006
2007

Equities

Equities trading income for the year to 31 March 2007 is up 45% on the prior year to $765 million. Trading conditions in Australian and international equity markets remained broadly favourable throughout the year with the launch of new structured products and new fund products also contributing to the increase on the prior year.

Contributions from the Australian business were up on the prior year due to favourable market conditions with high trading volumes, particularly in the first half. Successful product launches during the year saw an increased contribution to trading income across a number of products. The business maintained a market leading position in listed products.

The contribution from Asia was down on a strong prior year although good market share was maintained. Difficult trading conditions in Korea combined with increased competition across the region contributed to the reduction of trading income.

Trading income from the US and Europe desks benefited from increased product flow from Asia Pacific clients although difficult trading conditions were experienced in South American markets.

Trading income from international equity structured transactions was significantly up on the prior year due to strong growth in securities borrowing and lending volumes as well as structured equity finance activities in Australia, Asia and in particular, Europe. During the year, securities borrowing and lending activities commenced in the US.

Commodities

Commodities trading income is up 50% on the prior year to $295 million for the year 31 March 2007.

The Macquarie Cook Energy business in the US (acquired in November 2005) benefited from increased natural gas volumes due to demand caused by the US winter. The gas trading business in the UK expanded during the year through the acquisition of the Corona Energy business in September 2006.

The Metals and Energy Capital business benefited from increased customer flows as a result of the volatility in the precious and base metal markets.

Foreign exchange

Foreign exchange trading income was down 21% on the prior year to $120 million.

Trading strategies determine whether income is reported as trading income or interest income. During the year trading strategies moved more towards the use of foreign currency loans and deposits where the related income is reported as net interest income, rather than the use of derivatives which are carried at fair market value, and any changes in the fair market value are reported as trading income.

Interest rate products

Interest rate products trading income is up 33% on the prior year to $112 million. The main contributor to interest rate products trading income is Treasury & Commodities' Debt Markets division. The division's total income was up on the prior year as a result of increased levels of transactional flow.

Accounting for swaps and revaluation of economic hedges

As discussed in section 2.1 in the analysis on interest income, current Australian Accounting Standards require internal derivatives hedging interest rate risk (especially swaps) to be carried at fair value through trading income so that both sides are being eliminated and only external derivatives can form part of a hedge relationship. This has the effect of distorting the analysis of net interest margins and trading income (especially interest rate products).

For the analysis of trading income presented here the amount relating to the accounting for interest rate swaps, which is included in trading income for statutory purposes, has been identified and reported separately. This amount is incorporated in the analysis of net interest margins in section 2.1.

Under Australian Accounting Standards, all derivatives must be carried at fair value. The revaluations and cash flows on derivatives that do not qualify as a hedge under Australian Accounting Standards are included within trading income. The main impact of this relates to derivatives used to hedge the MIPS hybrid instrument, which do not have an offsetting revaluation of the hedged securities as they are treated as equity for accounting purposes and carried at historic cost.

These impacts have been reported separately from other trading related income to remove the distortion created by the accounting treatment from the analysis of Macquarie's trading operations.

Profit and loss volatility on derivatives used to hedge the MIPS hybrid instrument for the year to 31 March 2007 was an expense of $47 million compared with income of $47 million for the 12 months to 31 March 2006. The volatility on other economic interest rate hedges was an expense of $14 million compared with $18 million expense in the prior year.

2.4 Asset and Equity Investment Realisations

	Half year to			Full year to		
	Mar 07 $m	Sep 06 $m	*Movement %*	**Mar 07 $m**	Mar 06 $m	*Movement %*
Profit on sale of investment securities available for sale	**46**	114	*(60)*	**160**	100	*60*
Profit on sale of associates and joint ventures	**149**	501	*(70)*	**650**	78	*large*
Gain on deconsolidation of controlled entities	**469**	–	*n/a*	**469**	128	*266*
Other asset sales	**–**	121	*(100)*	**121**	–	*n/a*
Asset and equity investment realisations	**664**	736	*(10)*	**1,400**	306	*large*

Income from asset and equity investment realisations includes profits from the disposal of equity investments, including investments in associates and other securities, and gains on the deconsolidation of controlled entities.

Total income for the year to 31 March 2007 was $1,400 million, up $1,094 million on the prior year. The year benefited from a large number of asset realisations. Asset and equity investment realisations income over the past six years is shown in the graph to the right.

Profit on sale of investment securities available for sale
Net profit on sale of investment securities available for sale is up 60% on the prior year to $160 million. The result is driven by gains from the disposal during the year to 31 March 2007 of investments that included:

- Brussels Airport
- CJ Cablenet
- Arqiva
- Sydney Futures Exchange.

Profit on sale of associates and joint ventures
Profit on sale of associates and joint ventures for the year to 31 March 2007 amounted to $650 million, and included the $302 million gain on sale of the Bank's investment in Macquarie Goodman Group. Other investments in associates and joint ventures that were sold or partially sold during the year included:

- AM Office Unit Trust (UK office parks)
- CH4 Gas
- Dyno Nobel
- RP Data
- SmartSalary
- Taiwan Broadband Communications
- Thames Water.

Asset and equity investment realisations
$ million year ended 31 March


1600
1400
1200
1000
800
600
400
200
0
2002
2003
2004
2005
2006
2007

Gain on deconsolidation of controlled entities
During the year to 31 March 2007 Macquarie benefited from the deconsolidation of investments in:

- Access Health Abbotsford and Access Health Vancouver
- Childcare business
- Stagecoach London Buses
- Macquarie Small Caps Roads
- Smarte Carte
- Isle of Man Ferries.

Other asset sales
During the first half of the year gains were recognised on the sale of a number of net profit interests, including a large US oil & gas interest.

2.5 Other Income

	Half year to			Full year to		
	Mar 07 $m	Sep 06 $m	*Movement %*	**Mar 07 $m**	Mar 06 $m	*Movement %*
Net income/(loss) from businesses held for sale	**8**	33	*(76)*	**41**	(18)	*(large)*
Share of net profits of associates and joint ventures using the equity method	**143**	99	*44*	**242**	172	*41*
Dividends/distributions received/receivable from investment securities	**46**	38	*21*	**84**	42	*100*
Impairment charges						
Provision for diminution of equity investments, investments in associates and available for sale securities	**(9)**	(3)	*200*	**(12)**	(25)	*(52)*
Collective allowance for credit losses	**(8)**	(3)	*167*	**(11)**	(11)	*–*
Specific provisions for credit losses	**(21)**	(8)	*163*	**(29)**	(25)	*16*
Other	**84**	67	*25*	**151**	81	*86*
Total Other income	**243**	223	*9*	**466**	216	*116*

Net income/(loss) from businesses held for sale
Net income from businesses held for sale is $41 million, up from the prior year's net loss of $18 million. Businesses held for sale during the year that contributed to the result included:

- Access Health Abbotsford/Access Health Vancouver
- ATM Solutions
- Longview Oil & Gas
- Macquarie Small Cap Roads
- Smarte Carte
- Isle of Man Ferries.

Other income
$ million year ended 31 March



500
400
300
200
100
0
2002
2003
2004
2005
2006
2007

Share of net profits of associates and joint ventures using the equity method

This category includes equity accounted income from investments in specialist funds where Macquarie is both the fund manager and has an equity investment in the fund, as well as other equity investments where Macquarie has significant influence.

Equity accounted income for the year to 31 March 2007 increased 41% on the prior year to $242 million.

The strong increase is largely due to increased contributions from investments in the specialist real estate funds, including Macquarie MEAG Prime REIT, Macquarie Office Trust and Macquarie CountryWide Trust.

The increase in the contribution to equity accounted income from these funds was tempered by the equity accounted losses from the investment in the Medallist joint venture.

Other contributions to equity accounted income were made from investments in Macquarie International Infrastructure Fund and the joint venture fund managers of the Macquarie ProLogis Trust, Macquarie DDR Trust, Diversified Utility and Energy Trusts and Macquarie Korea Infrastructure Fund.

Dividends and distributions received/receivable from investment securities

Dividends received/receivable for the year to 31 March 2007 were $84 million, double the prior year. The increase is a result of investments held during the year in AM Office Unit Trust (UK office parks), Broadcast Services, Leisureworld, Arqiva and various real estate trusts, including Macquarie DDR Trust and Macquarie ProLogis.

Impairment charges

Total net impairment charges for the year were down from $61 million in the prior year to $52 million. A summary of the key items are discussed below.

Provision for diminution of investment securities and associates

This relates to movements in the provision for diminution in investment securities and associates resulting from the Bank's impairment review. The expense for the year to 31 March 2007 was $12 million, a 52% reduction on the prior year due to improved performance of investments.

Collective allowance for credit losses

The collective allowance for credit losses is intended to cover the inherent risk of loss that may arise from the non-recovery of amounts receivable or contingent exposures. Macquarie's policy on collective allowance for credit losses is based on an incurred loss model, applied to loan assets and non-trading credit exposures, which recognises a provision where there is objective evidence of impairment at each balance date, and is calculated based on the discounted values of expected future cash flows.

The expense for the year of $11 million was due to the growth in loan assets and was in line with the prior year.

Specific provisions for credit losses

The specific provision expense for the year to 31 March 2007 was $29 million, a slight increase on the prior year reflecting growth in the loan portfolio. Total specific provisions expense as a percentage of gross loan assets (excluding mortgage securitisation special purpose vehicles) at 31 March 2007 is 0.13% and an improvement on the prior year.

Other

Included in this category is rental income from operating lease activities and operating income from subsidiaries with non-financial services businesses.

Other income for the year to 31 March 2007 was up 86% to $151 million. The increase is due to strong growth in operating lease revenue from growth in the lease portfolios of the Macquarie Capital division and structured financial products. Other income also includes operating income from the now disposed childcare business.

2.6 Operating Expenses

	Half year to			Full year to		
	Mar 07 $m	Sep 06 $m	*Movement %*	**Mar 07 $m**	Mar 06 $m	*Movement %*
Compensation expense						
Salary, commissions, superannuation, performance-related profit share	**(1,796)**	(1,673)	*7*	**(3,469)**	(2,214)	*57*
Share based payments	**(52)**	(35)	*49*	**(87)**	(53)	*64*
Provision for annual leave	**(3)**	(12)	*(75)*	**(15)**	(12)	*25*
Provision for long service leave	**(3)**	(5)	*(40)*	**(8)**	(7)	*14*
Total compensation expense	**(1,854)**	(1,725)	*7*	**(3,579)**	(2,286)	*57*
Other employment expenses including on-costs, staff procurement and staff training	**(77)**	(77)	–	**(154)**	(121)	*27*
Total employment expenses	**(1,931)**	(1,802)	*7*	**(3,733)**	(2,407)	*55*
Brokerage and commission expenses	**(194)**	(227)	*(15)*	**(421)**	(366)	*15*
Occupancy expenses	**(131)**	(95)	*38*	**(226)**	(139)	*63*
Non-salary technology expenses	**(87)**	(76)	*14*	**(163)**	(128)	*27*
Professional fees	**(161)**	(90)	*79*	**(251)**	(156)	*61*
Travel and entertainment	**(85)**	(69)	*23*	**(154)**	(122)	*26*
Advertising and communication	**(43)**	(34)	*26*	**(77)**	(67)	*15*
Other expenses	**(139)**	(89)	*56*	**(228)**	(160)	*43*
Total operating expenses	**(2,771)**	(2,482)	*12*	**(5,253)**	(3,545)	*48*

	%	%		**%**	%	
Compensation expense/total income	**49.4**	50.4		**49.8**	47.3	
Other expenses/total income	**24.4**	22.1		**23.4**	26.1	
Total expenses/total income	**73.8**	72.5		**73.2**	73.4	

Total operating expenses for the year to 31 March 2007 are $5,253 million, up 48% on the prior year. All expense categories have increased over the year due to the growth of the Bank internationally.

Compensation expense is the largest contributor to operating costs. The two main components of compensation expense are salaries and wages and profit share. Salaries and wages are directly related to staff numbers, which are up 22% since March 2006.

The profit share component is formula driven and is determined annually with reference to the Bank's after tax profits and its earnings over and above the estimated cost of capital. The profit share component of compensation expense is up due to the strong performance of the Bank for the year.

A third component of compensation expense is the expense recognised on share based payments, i.e. options issued under the Bank's employee options plan. The increase in the expense over the prior year is in part due to the transitional requirements of reporting under AIFRS (which came into force for the financial year ended 31 March 2006); and in part due to the increase in the value per option at grant date (which is expensed over the vesting period) in response to increases in the Bank's share price.

Further details on the Bank's remuneration structure can be found in the Remuneration Report in the Annual Review.

Brokerage and commissions expenses are driven by Macquarie's trading activities and institutional brokerage operations. These businesses have experienced good growth during the year with the Asian institutional cash equities operation being the stand out performer. Included in this category of expenses are fees and commissions paid that relate to sales activities of financial products, including the MEIF and MEIF II feeder funds and other non-loan products issued during the year.

Occupancy costs are up 63% as Macquarie continues to expand globally. Office space occupied is up 46% since March 2006, and staff are now located in 71 cities globally, up from 62 cities at 31 March 2006.

Other operating expenses including non-salary technology costs, professional fees, travel, entertainment, advertising and communication expenses, are up as a result of the increase in general business activity.

Despite the significant increase in total operating expenses, very strong income growth has resulted in a slight reduction in the expense to income ratio to 73.2% for the year to 31 March 2007. The recent history of the expense to income ratio is depicted in the graph to the right and shows that Macquarie has maintained a cost conscious approach during times of growth.

Total income and operating expenses
Year ended 31 March



Income
Expense
Expense/Income ratio (%)
($ million)
8000
7000
6000
5000
4000
3000
2000
1000
0
83
81
79
77
75
73
71
69
67
2002
2003
2004
2005
2006
2007

Headcount

Headcount includes both permanent staff (full time, part time and fixed term hires) and contractors (consultants, contractors and secondees). It excludes temporary staff, staff on leave without pay and staff on parental leave. Headcount figures include employees of Macquarie Group controlled entities, except where the entity is acquired with the intention of disposal (i.e. businesses held for sale).

Total headcount increased 22% on the prior year, and at 31 March 2007 exceeded 10,000 staff globally. A breakdown of headcount by group is shown in the table below.

Headcount by Group

	As at			*% Movement*	
	Mar 07	Sep 06	Mar 06	*Sep 06*	*Mar 06*
Operating Groups					
Investment Banking					
Corporate Finance (including Investment Banking Funds)	**1,694**	1,392	1,235	*22*	*37*
Macquarie Securities	**725**	671	684	*8*	*6*
Financial Products	**211**	191	165	*10*	*28*
Macquarie Capital	**344**	316	298	*9*	*15*
Total Investment Banking	**2,974**	2,570	2,382	*16*	*25*
Treasury and Commodities	**570**	537	500	*6*	*14*
Banking and Property	**1,465**	1,406	1,238	*4*	*18*
Equity Markets	**516**	433	393	*19*	*31*
Financial Services	**1,426**	1,288	1,182	*11*	*21*
Funds Management	**211**	208	183	*1*	*15*
Total headcount – operating Groups	**7,162**	6,442	5,878	*11*	*22*
Total headcount – service areas	**2,861**	2,544	2,305	*12*	*24*
Total headcount at end of period	**10,023**	8,986	8,183	*12*	*22*

All Groups across the Bank experienced solid headcount growth, especially in international locations as reflected in the table below.

Headcount by region

	As at			*% Movement*	
	Mar 07	Sep 06	Mar 06	*Sep 06*	*Mar 06*
Regions					
Australia	**6,522**	5,980	5,666	*9*	*15*
International					
Americas	**890**	828	663	*7*	*34*
Asia Pacific	**1,672**	1,424	1,206	*17*	*39*
Europe, Africa and Middle East	**939**	754	648	*25*	*45*
Total headcount – International	**3,501**	3,006	2,517	*16*	*39*
Total headcount at end of period	**10,023**	8,986	8,183	*12*	*22*

International headcount has increased 39% over the past 12 months to 3,501 staff, an increase of 984 staff. International staff now represent 35% of total staff, up from 31% at 31 March 2006.

All regions experienced very strong headcount growth. This was largely organic, but was assisted by the acquisition of Cervus Financial Corp (Canada) in July 2006.

2.7 Income Tax Expense

Macquarie's effective tax rate for the 12 months to 31 March 2007 was 20.5%.

The effective tax rate reflects income tax expense as a percentage of profit before tax attributable to ordinary equity holders. This calculation is shown below.

	Half year to		Full year to	
	Mar 07 **$m**	Sep 06 $m	**Mar 07** **$m**	Mar 06 $m
Profit before income tax	**985**	943	**1,928**	1,287
Less Macquarie Income Securities	**(16)**	(15)	**(31)**	(29)
Less Macquarie Income Preferred Securities	**(27)**	(27)	**(54)**	(51)
Less minority interest	**(1)**	(2)	**(3)**	(1)
Profit before income tax attributable to ordinary equity holders	**941**	899	**1,840**	1,206
Income tax expense	**208**	169	**377**	290
	%	%	**%**	%
Effective tax rate	**22.1**	18.8	**20.5**	24.0

The effective tax rate differs from the Australian company income tax rate due to permanent differences arising from the income tax treatment of certain incomes and expenses, as well as income tax rate differentials on some of the income earned offshore, and the non-deductibility of certain expenses, including employee options expense and interest payments made under the Macquarie Income Securities (MIS). A reconciliation of the Australian company income tax rate to Macquarie's effective tax rate is shown below.

	Half year to		Full year to	
	Mar 07 **%**	Sep 06 %	**Mar 07** **%**	Mar 06 %
Australian company income tax rate	**30.0**	30.0	**30.0**	30.0
Rate differential on offshore income	**(9.8)**	(11.5)	**(10.6)**	(7.3)
Non-deductible distribution paid/provided on MIS	**0.5**	0.5	**0.5**	0.7
Non-deductible options expense	**1.7**	1.2	**1.4**	1.3
Other items	**(0.3)**	(1.4)	**(0.8)**	(0.7)
Effective tax rate	**22.1**	18.8	**20.5**	24.0

The growth of Macquarie's international activities is evidenced by the larger impact in 2007 of income tax rate differentials arising from income generated offshore.

2.8 Earnings Per Share

	Half year to			Full year to		
	Mar 07	Sep 06	*Movement*	**Mar 07**	Mar 06	*Movement*
	cents	cents	*%*	**cents**	cents	*%*
Basic earnings per share	**290.8**	300.9	*(3)*	**591.6**	400.3	*48*
Diluted earnings per share	**279.2**	289.5	*(4)*	**569.8**	382.3	*49*

Basic earnings per share (EPS) is calculated as earnings divided by the weighted average number of shares on issue for the period. Earnings, for the purpose of the EPS calculation, is the Bank's profit after income tax attributable to its ordinary equity holders.

Diluted EPS is calculated as earnings divided by the total weighted average number of ordinary shares and dilutive potential ordinary shares.

The only source of dilutive potential ordinary shares for the Bank are share options issued to senior staff in accordance with the Employee Option Plan. The MIS and MIPS are not convertible to ordinary shares and do not affect the calculation of diluted EPS.

Employee options are deemed to have no impact on diluted earnings, however it does impact the weighted average number of shares used in the calculation of diluted EPS, as explained later in this section.

	Half year to		Full year to	
	Mar 07	Sep 06	**Mar 07**	Mar 06
	Number of shares		Number of shares	
Weighted average number of shares				
Fully paid ordinary shares	**252,054,848**	242,598,050	**247,313,494**	228,840,495
Dilutive Potential Ordinary Shares				
Options	**10,461,509**	9,517,302	**9,441,575**	10,790,865
Total weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted earnings per share	**262,516,357**	252,115,352	**256,755,069**	239,631,360

Fully paid ordinary shares

The weighted average number of ordinary shares used in the calculation of basic EPS is determined by time-weighting individual movements in the number of fully paid shares on issue as summarised in the table below. There were no partly paid or contingently issuable shares on issue during the period.

Summary of movements in number of shares

	Half year to Mar 07		Half year to Sep 06		**Full year to Mar 07**		Full year to Mar 06	
	Total Number	Time-Weighted Number	Total Number	Time-Weighted Number	Total Number	Time-Weighted Number	Total Number	Time-Weighted Number
Opening balance	**249,683,249**	**249,683,249**	232,440,369	232,440,369	**232,440,369**	**232,440,369**	223,683,592	223,683,592
Shares issued pursuant to								
Capital raising	**–**	**–**	10,606,061	7,650,274	**10,606,061**	**9,124,118**		
Share purchase plan	**–**	**–**	137,947	75,381	**137,947**	**106,578**		
Exercise of options	**2,561,390**	**1,377,495**	4,975,546	1,699,498	**7,536,936**	**4,019,895**	7,206,943	4,186,788
Dividend Reinvestment Plan	**1,674,934**	**984,714**	1,523,326	732,528	**3,198,260**	**1,617,852**	1,529,716	965,816
Employee Share Plan	**21,632**	**9,390**	–	–	**21,632**	**4,682**	20,118	4,299
Closing balance	**253,941,205**	**252,054,848**	249,683,249	242,598,050	**253,941,205**	**247,313,494**	232,440,369	228,840,495

Potential ordinary shares

The Bank has an Employee Option Plan (the Plan), which was introduced in December 1995 as a replacement for the Bank's now closed partly paid share scheme.

For the purpose of calculating diluted EPS, options issued pursuant to this Plan are classified as either dilutive or non-dilutive (dilutive options are those which have an exercise price less than the average market price for the period). Only dilutive options have an impact on diluted EPS.

The impact of dilutive options on the weighted average number used in this calculation is determined by quantifying the dilutive component of each option and time-weighting this component for the proportion of the period for which the option was on issue. The dilutive component represents the difference between the number of shares that would be issued at the adjusted exercise price and the number of shares that would have been issued at the average market price based on the actual proceeds.

Each dilutive option tranche is therefore split into two notional components:

- a component for which consideration is the full average market price (non-dilutive component – this is excluded in calculating diluted EPS)
- a component for which no consideration is provided (dilutive component).

Only this dilutive component, appropriately time-weighted, is included in the weighted average number of shares used in the calculation of diluted EPS.

As share based payment expense is recognised for this Plan, it is also necessary to adjust the exercise price in calculating dilutive EPS. The adjusted exercise price is calculated by increasing the exercise price by the fair value of services to be provided by the employee over the remaining vesting period.

The average market price in each period is shown below.

	Half year to		Full year to	
	Mar 07	Sep 06	**Mar 07**	Mar 06
	$	$	**$**	$
Average market price for period	**77.29**	65.46	**70.63**	60.72

2.9 Dividends

	Full year to			
	Mar 07		Mar 06	
	Cents per share	**Franking %**	Cents per share	Franking %
Interim ordinary dividend paid	**125**	**100**	90	90
Final ordinary dividend proposed	**190**	**100**	125	100
Total dividends to ordinary shareholders	**315**		215	
	$m		$m	
Aggregate amount of interim and final ordinary dividends	**794**		498	
	%		%	
Dividend payout ratio	**54.3**		54.4	

The final ordinary dividend for the year to 31 March 2007 is 190 cents per share. This brings the total dividends for the year to 315 cents per share, an increase of 100 cents per share, or 47%, over the prior year. The dividend payout ratio as a result is 54.3%. The final ordinary dividend will be franked at 100%.

The aggregate amount of the proposed final dividend expected to be paid on 4 July 2007 out of retained profits at 31 March 2007, but not recognised as a liability at the end of the financial year, is $482 million.

The Bank's dividend policy is to target a full year dividend payout ratio between 50% and 60%. In the short term, the Bank expects dividends to be fully franked, and subject to future composition of income, a franking rate of at least 80% is expected in the longer term.

	Note	As at Mar 07 $m	Sep 06 $m	Mar 06 $m	Movement Sep 06 %	Mar 06 %
Capital Base						
Tier 1 Capital						
Ordinary share capital		**3,103**	2,889	1,908	*7*	*63*
Retained earnings	1	**2,743**	2,434	1,893	*13*	*45*
Reserves		**143**	117	–	*22*	*n/a*
Macquarie Income Securities		**391**	391	391	–	–
Macquarie Income Preferred Securities	2	**841**	869	579	*(3)*	*45*
Outside equity interests	3	**2**	2	1	–	*100*
APRA AIFRS transitional relief		–	214	–	*(100)*	*n/a*
Total Tier 1 Capital before Tier 1 Capital Deductions		**7,223**	6,916	4,772	*4*	*51*
Tier 1 Capital Deductions						
Equity investments in entities not in the field of finance	5	**(687)**	(1,090)	(819)	*(37)*	*(16)*
Intangibles	6	**(151)**	(531)	(283)	*(72)*	*(47)*
Net future income tax benefit	7	**(445)**	(347)	(114)	*28*	*290*
Other Tier 1 Capital Deductions	8	**(44)**	(76)	–	*(42)*	*n/a*
Total Tier 1 Capital		**5,896**	4,872	3,556	*21*	*66*
Tier 2 Capital						
Macquarie Income Preferred Securities		–	–	261	*n/a*	*(100)*
General provision for credit losses	9	**152**	142	106	*7*	*43*
Term subordinated debt	11	**2,671**	2,166	1,381	*23*	*93*
APRA AIFRS transitional relief		–	(66)	–	*(100)*	*n/a*
Other Upper Tier 2 Capital	10	**90**	74	–	*22*	*n/a*
Total Tier 2 Capital		**2,913**	2,316	1,748	*26*	*67*
Total Capital Deductions	12	**(2,687)**	(1,348)	(1,239)	*99*	*117*
Total Capital		**6,122**	5,840	4,065	*5*	*51*
Risk-Weighted Assets		**39,386**	36,836	28,751	*7*	*37*
		%	%	%		
Tier 1 Capital Ratio		**15.0**	13.2	12.4		
Tier 2 Capital Ratio		**7.4**	6.3	6.1		
Total Capital Deductions		**(6.9)**	(3.6)	(4.4)		
Total Capital Ratio		**15.5**	15.9	14.1		

Macquarie's policy is to hold a level of capital that can be efficiently used in day-to-day activities while ensuring the existence of a sufficient buffer for growth over the medium term, and the ability to take advantage of opportunities as they arise.

Change in basis of regulatory reporting
On 1 July 2006, Macquarie's reporting to APRA changed to be based on current Australian Accounting Standards instead of the previous AGAAP. At that time, APRA agreed with Macquarie certain Tier 1 and Total Capital adjustments (APRA IFRS transition relief adjustments) that ensured that the transition to reporting Macquarie's regulatory capital position under Australian Accounting Standards did not have a material impact on Macquarie's Tier 1 and Total Capital ratios.

Following resolution of some transitional AIFRS matters, the APRA AIFRS transition relief adjustments ceased.

Basel II
Under the Basel II capital framework, the Bank for International Settlements seeks to secure international convergence on regulations governing the capital adequacy of internationally active banks. In doing this, it aims for more risk-sensitive capital requirements that are conceptually sound and are based on a bank's own assessment of its risks. Banks are able to select approaches that are most appropriate for their operations.

Macquarie has applied to APRA for accreditation under the Foundation Internal Ratings Based Approach for credit risk and the Advanced Measurement Approach for operational risk. In preparing its submission, the Group reviewed its risk management practices against the requirements of the Basel II framework. APRA is expected to respond to the application before 31 December 2007. Macquarie is preparing for the full implementation of Basel II in 2008.

Capital ratios
The Tier 1 Capital ratio of 15.0% at 31 March 2007 maintains a buffer in excess of the Group's minimum acceptable ratios.

Tier 1 Capital before Deductions increased $307 million since 30 September 2006 largely due to organic growth through retained earnings and ordinary share capital created through the dividend reinvestment plan and the exercise of employee options.

Tier 1 Capital Deductions have decreased from $2,044 million to $1,327 million over the same period as the Group realised a number of investments whilst also restructuring some of its remaining investments into a more capital efficient structure.

As a result of the above, net Tier 1 Capital grew by 21% to $5,896 million over the half year to 31 March 2007.

Risk-weighted assets grew by 7% over the half year to 31 March 2007 to $39.4 billion, representing a full year growth rate of 37%.

The chart below shows the recent growth of Tier 1 Capital and change in the Tier 1 ratio.

Tier 1 Capital
Year ended 31 March
Ordinary Equity □ MIS ∷ CPS ⁚ MIPS □
Tier 1 Deductions ■ Tier 1 Ratio —
Tier 1 Capital ($ billion) Tier 1 Ratio (%)


8
7
6
5
4
3
2
1
0
-1
-2
20
16
12
8
4
0
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

Over the six months to 31 March 2007, Tier 2 Capital has increased from 6.3% to 7.4% of risk-weighted assets. The increase is mainly due to a €350 million subordinated debt issuance in December 2006.

Total Capital Deductions grew from $1,348 million to $2,687 million over the half year to 31 March 2007. The main driver of this change was the ability to organise some of the Groups remaining and new investments into more capital efficient structures.

Accordingly, the Total Capital ratio has decreased slightly from 15.9% to 15.5%.

Analysis of capital growth – year ended 31 March 2007

	Note	Tier 1 Capital $m	Total Capital $m
Balance as at 31 March 2006		3,556	4,065
Movements in ordinary share capital			
DRP participation relating to the 2006 final dividend		97	97
DRP participation relating to the 2007 interim dividend		117	117
May 2006 capital raising		696	696
Shares created through the exercise of options		239	239
Other investments including employee and share purchase plans		19	19
Transfer from share based payment reserve		27	27
Movements in retained earnings			
Profit after income tax attributable to MBL ordinary equity holders		1,463	1,463
Adjustments for differences in retained earnings between the accounting and capital groups	1, 4	106	106
Deferred fee income eligible for inclusion in Tier 1 Capital	1	29	29
2007 interim dividend	1	(312)	(312)
2007 final dividend	1	(482)	(482)
Estimated DRP participation relating to 2007 final dividend	1	182	182
Reversal of March 2006 AGAAP/AIFRS adjustment	1	(98)	(98)
Reversal of estimated DRP on 2006 final dividend	1	(38)	(38)
Movements in reserves			
Foreign currency translation reserve		(1)	(1)
Employee option reserve		144	144
Movements in other sources of capital			
MIPS eligible for inclusion as Tier 1 Capital	2	262	–
Increase in outside equity interest	3	1	1
Increase in subordinated debt	11		1,290
Increase in available for sale reserve	10		110
Increase in general provision for credit losses (net of applicable tax)	9		47
Decrease in other Upper Tier 2 Capital			(20)
Movements In Deductions			
Decrease in equity investments not in the field of finance	5	132	132
Decrease in intangibles	6	132	132
Increase in net future income tax benefit	7	(331)	(331)
Increase in other deductions as required by APRA	8	(44)	(44)
Increase in total capital deductions	12		(1,448)
Balance as at 31 March 2007		5,896	6,122

Explanatory notes concerning composition of capital base

1. Retained earnings included above in Tier 1 Capital can be reconciled to the balance sheet as follows:

		As at			*Movement*	
	Note	**Mar 07 $m**	Sep 06 $m	Mar 06 $m	*Sep 06 %*	*Mar 06 %*
Retained earnings per balance sheet[1]		**2,795**	2,374	1,934	*18*	*45*
Add/(less) adjustments between AGAAP and AIFRS amounts		**–**	–	98	*n/a*	*(100)*
		2,795	2,374	2,032	*18*	*38*
Adjustments for differences in retained earnings between the accounting and capital groups	4	**219**	236	113	*(7)*	*94*
Add deferred fee income eligible for inclusion in Tier 1 Capital		**29**	25	–	*16*	*n/a*
Final/interim dividend not provided in balance sheet		**(482)**	(312)	(290)	*54*	*66*
Estimated DRP participation		**182**	111	38	*64*	*large*
Retained earnings included in Tier 1 Capital		**2,743**	2,434	1,893	*13*	*45*

[1] Based on AIFRS.

The final 2007 ordinary dividend proposed of $482 million includes an estimated reinvestment amount of $182 million under the Bank's dividend reinvestment plan. From 1 July 2006, APS 111 allows upfront fee income, which is deferred for accounting purposes, that meets certain requirements to be included in Tier 1 Capital. The retained earnings of entities deconsolidated for regulatory purposes are excluded from Tier 1 Capital (refer note 4 for further detail).

2. Macquarie Income Preferred Securities (MIPS)
The MIPS balance is considered Innovative Residual Tier 1 Capital under APRA Prudential Standard APS 111. Residual Tier 1 Capital is limited to 20% of the Bank and/or Group's Tier 1 Capital before deductions, with any excess over this limit treated as Upper Tier 2 Capital. As Tier 1 Capital has grown since the instrument was issued, a greater proportion has qualified as Tier 1 Capital. At 31 March 2007, the MIPS balance was fully utilised as Tier 1 Capital. The Total Capital movement is due to changes in foreign currency exchange rates.

3. Outside equity interests
The outside equity interests included in Eligible Tier 1 Capital may differ from the outside equity interests (minority interests) in the Equity category of the statutory balance sheet, for example due to the exclusion of amounts relating to entities that are required to be deconsolidated for Capital Adequacy purposes (refer note 4).

4. Deconsolidation of controlled entities
Certain controlled entities of the Bank are required to be deconsolidated from the regulatory Group for Capital Adequacy purposes. These include entities conducting insurance, funds management or non-financial (commercial) operations. As these entities do not form part of the regulatory Group, their retained earnings are removed from the retained earnings of the consolidated Group for the purposes of calculating Tier 1 Capital.

There are a number of other adjustment that are required for regulatory capital purposes for these entities in addition to the treatment of retained earnings. Equity investments held by these entities are deducted from Total Capital (see note 12 overleaf). In addition, Tier 1 Capital must be adjusted for transactions that occur between a member of the regulatory capital group and a deconsolidated entity. The effects of such transactions have been removed on accounting consolidation, and therefore any profits or losses arising from these transactions are added back to Tier 1 Capital for the regulatory capital Group.

5. Equity investments not in the field of finance
APRA Prudential Standard APS 111 requires that equity investments in non-controlled entities that are not operating in the field of finance are deducted from Tier 1 Capital, unless certain criteria are met. These criteria allow the Bank to hold a portfolio of equity investments without incurring a Tier 1 Capital deduction where each individual investment does not exceed 0.25% of Tier 1 Capital before deductions and the total portfolio does not exceed 5% of Tier 1 Capital before deductions. Equity investments that do not meet these criteria must be deducted from Tier 1 Capital.

Equity investments that attracted a Tier 1 Capital deduction at Level 2 regulatory group as at 31 March 2007 include holdings in Macquarie European Infrastructure Fund, Lane Cove Tunnel, Macquarie Infrastructure Partners, Resources Services Holdings Limited, Macquarie Korean Infrastructure Fund and Macquarie Korean Opportunities Fund.

6. Intangible assets
APRA requires intangible assets to be deducted from Tier 1 Capital. Intangibles deducted from Tier 1 Capital may differ from intangible assets in the consolidated balance sheet for several reasons, for example the intangible assets relating to deconsolidated controlled entities. Intangibles have decreased over the period primarily due to the timing of equity investment acquisitions and disposals.

7. Future income tax benefit (FITB)
APRA requires that FITB be deducted from Tier 1 Capital, net of any allowable deferred tax liability. This net FITB may differ from the FITB in the consolidated balance sheet for several reasons, for example the exclusion of the FITB relating to deconsolidated controlled entities for Capital Adequacy purposes and the addition of a FITB relating to the collective loan loss provision (see note 9).

8. Other Tier 1 Deductions

From 1 July 2006, Other Tier 1 Deductions include:

(i) Amounts included in the general reserve for credit losses (pre-tax) which have not already been deducted from retained earnings or current year earnings. This includes an amount over and above the collective loan loss provision allowed under Australian Accounting Standards to account for anticipated losses from events that have not yet occurred.

(ii) Equity accounting profit or loss recognised in the current year for investment in associates. No adjustment was required for equity accounted results under the previous APRA rules.

9. General reserve for credit losses

Any General Reserve for Credit Losses required to be deducted from Tier 1 Capital qualifies as Upper Tier 2 Capital for APRA purposes. The amount eligible for inclusion is calculated net of the related FITB and is limited to a maximum of 1.25% of total risk-weighted exposures.

10. Other Upper Tier 2 Capital

From July 2006, APS 111 allows 45% of pre-tax revaluation reserves on quoted readily marketable securities which are designated as available for sale to be included in Upper Tier 2 Capital. In addition 45% of the post-acquisition reserves and undistributed profits and losses of associates are also included in Upper Tier 2 Capital.

11. Subordinated debt

The Bank's subordinated debt qualifies as Lower Tier 2 Capital, however APRA requires that the amount eligible for inclusion as Capital amortises by 20% per annum once the security is four years from maturity. Movements in subordinated debt are summarised in the table below. Lower Tier 2 Capital is subject to a limit of 50% of net Tier 1 Capital.

12. Total Capital deductions

Total Capital deductions include investments in deconsolidated controlled entities, guarantees in relation to deconsolidated controlled entities, first-loss guarantees and, from time to time, holdings of the capital instruments of other authorised deposit-taking institutions. The assets and earnings of deconsolidated controlled entities are excluded from the capital adequacy calculations, as noted in note 4.

Subordinated debt

	Balance at 31 Mar 06 $m	Issued $m	Matured $m	Redeemed $m	Fair value through profit and loss $m	FX translation $m	Amortisation $m	**Balance at 31 Mar 07 $m**
Balance sheet amount – at amortised cost	1,115	768	–	–	–	(100)	–	**1,783**
Balance sheet amount – at fair value through profit and loss	266	626	–	–	13	(17)	–	**888**
Tier 2 Capital amount	1,381	1,394	–	–	13	(117)	–	**2,671**

[1] These items are included in the calculation of market risk risk-weighted assets.

[2] Includes life insurance investment assets and assets generating capital deductions.

Risk-weighted assets

Balance sheet risk-weighted assets	Amount $m	Risk weight %	**Risk adjusted asset Mar 07**	Risk adjusted asset Mar 06
Cash, bullion, Commonwealth and State Governments	879	–	**–**	–
Local Governments, non-corporate public sector entities, banks	5,048	20	**1,010**	815
Mortgage loans, stockbroking debtors	7,058	50	**3,529**	3,034
Other assets – 100% risk weighting	50,440	100	**50,440**	19,925
Trading book assets [1]	61,804	–	**–**	–
Other assets [2]	11,160	–	**–**	–
Total assets	136,389		**54,979**	23,774
Less attributable to APS 120 subsidiaries & securitisation vehicles [3]			**(24,286)**	(1,466)
Total balance sheet risk-weighted assets			**30,693**	22,308

[1] These items are included in the calculation of market risk risk-weighted assets.
[2] Includes life insurance investment assets, assets generating capital deductions and segregated futures funds.
[3] Securitisation vehicles (SPVs) have only been adjusted for from 1 July 2006 after implementation of AIFRS by APRA.

Off-balance sheet risk-weighted assets	Nominal Amount $m	Credit conversion factor	Credit equivalent amount $m	Risk weight %	**Risk adjusted asset Mar 07**	Risk adjusted asset Mar 06
Guarantees, letters of credit and endorsements	371	50-100	350	0-100	**292**	236
Forward purchases and undrawn commitments	11,723	0-100	3,229	0-100	**3,196**	2,195
Foreign exchange, interest rate and other market related transactions	517,683	n/a	12,149	0-50	**3,851**	3,273
Total off-balance sheet risk-weighted assets					**7,339**	5,704

Market risk	99% 10 day VAR $m	Multiplier	Capital charge $m	Conversion factor	**Risk adjusted asset Mar 07**	Risk adjusted asset Mar 06
Interest rates – general market risk	7.55					
Equities – general market risk	14.66					
Equities – specific risk	4.21					
Foreign exchange and bullion	6.93					
Commodities	12.23					
Aggregate	18.99	3	56.97	12.5	**712**	231
Surcharge for equities event and default risk			4.21	12.5	**53**	5
Debt securities specific risk (standard method)			47.10	12.5	**589**	503
Total market risk risk-weighted assets					**1,354**	739
Total risk-weighted exposure					**39,386**	28,751

4.1 Balance Sheet

	As at			Movement	
	Mar 07 $m	Sep 06 $m	Mar 06 $m	*Sep 06 %*	*Mar 06 %*
Assets					
Cash and balances with central banks	**3**	9	5	*(67)*	*(40)*
Due from banks	**6,120**	4,086	6,394	*50*	*(4)*
Cash collateral on securities borrowed and reverse repurchase agreements	**25,909**	13,039	13,570	*99*	*91*
Trading portfolio assets	**15,518**	13,756	14,246	*13*	*9*
Loan assets held at amortised cost	**45,796**	42,631	34,999	*7*	*31*
Other financial assets at fair value through profit and loss	**2,779**	2,893	2,104	*(4)*	*32*
Derivative financial instruments – positive values	**11,913**	11,216	10,978	*6*	*9*
Other assets	**10,444**	6,976	8,452	*50*	*24*
Investment securities available for sale	**6,060**	4,139	3,746	*46*	*62*
Intangible assets	**100**	168	150	*(40)*	*(33)*
Life investment contracts and other unit holder assets	**5,847**	5,610	5,183	*4*	*13*
Interest in associates and joint ventures using the equity method	**4,071**	3,571	3,463	*14*	*18*
Property, plant and equipment	**378**	337	292	*12*	*29*
Deferred income tax assets	**457**	393	240	*16*	*90*
Assets and disposal groups classified as held for sale	**994**	3,813	2,389	*(74)*	*(58)*
Total assets	**136,389**	112,637	106,211	*21*	*28*
Liabilities					
Due to banks	**4,127**	3,724	2,118	*11*	*95*
Cash collateral on securities lent and repurchase agreements	**7,489**	8,241	6,995	*(9)*	*7*
Trading portfolio liabilities	**15,922**	6,500	10,057	*145*	*58*
Derivative financial instruments – negative values	**11,069**	10,461	10,057	*6*	*10*
Deposits	**12,403**	10,249	9,267	*21*	*34*
Debt issued at amortised cost	**51,365**	42,317	39,022	*21*	*32*
Other financial liabilities at fair value through profit and loss	**5,552**	5,685	5,481	*(2)*	*1*
Other liabilities	**11,958**	8,072	9,553	*48*	*25*
Current tax liabilities	**132**	246	97	*(46)*	*36*
Life investment contracts and other unit holder liabilities	**5,781**	5,530	5,130	*5*	*13*
Provisions	**153**	149	132	*3*	*16*
Deferred income tax liabilities	**78**	53	157	*47*	*(50)*
Liabilities of disposal groups classified as held for sale	**170**	2,443	1,427	*(93)*	*(88)*
Total liabilities excluding loan capital	**126,199**	103,670	99,493	*22*	*27*
Loan capital					
Subordinated debt at amortised cost	**1,783**	1,252	1,115	*42*	*60*
Subordinated debt at fair value through profit and loss	**888**	914	266	*(3)*	*234*
Total liabilities	**128,870**	105,836	100,874	*22*	*28*
Net assets	**7,519**	6,801	5,337	*11*	*41*

	As at			*Movement*	
	Mar 07 $m	Sep 06 $m	Mar 06 $m	*Sep 06 %*	*Mar 06 %*
Equity					
Contributed equity					
Ordinary share capital	**3,103**	2,889	1,916	*7*	*62*
Treasury shares	**(7)**	(2)	(2)	*250*	*250*
Macquarie Income Securities	**391**	391	391	–	–
Reserves	**380**	265	250	*43*	*52*
Retained earnings	**2,795**	2,374	1,934	*18*	*45*
Total capital and reserves attributable to equity holders of Macquarie Bank Limited	**6,662**	5,917	4,489	*13*	*48*
Minority interest	**857**	884	848	*(3)*	*1*
Total equity	**7,519**	6,801	5,337	*11*	*41*

Over the half year to 31 March 2007, Macquarie's balance sheet grew significantly with assets increasing 21% since September 2006 to $136.4 billion. Total equity is up 11% since 30 September 2006 to $7.5 billion.

The increase in total assets for the half was largely due to the balance of Cash Collateral on Securities Borrowed and Reverse Repurchase Agreements almost doubling to $25.9 billion. An increase in short stock trades following increased trading activity at year-end is primarily a result of the heightened client activity in Europe, where trade volumes are larger although short in duration. Increased trading activity has also impacted the balance of Other Assets, which includes receivables for unsettled stock sales.

Investment Securities Available for Sale is up 46% since September 2006. The increase is in part due to growth in structured finance transactions, combined with an increase in investments in bank bills used for liquidity management purposes.

The growth in loan assets has continued during the second half of the year, up 7% since September 2006 to $45.8 billion. This represents an increase of 31% for the full year. The drivers were the Australian mortgage portfolio (which increased 7% from $20.5 billion at September 2006 to $22.1 billion at March 2007), margin and equities lending assets (which increased 16% to $6.3 billion due to growth in margin loan and capital protected loan portfolios), Treasury & Commodities loan assets (which increased 35% to $3.6 billion), and other lending (which increased 25% over the half mainly due to increased infrastructure funding activities). Balances with clearing houses decreased by 21% since September 2006 to $2.8 billion.

Loan assets held at amortised cost
$ billion



Mortgages
Property
Other lending
Banking
Treasury & Commodities
Clearing houses
Macquarie Capital: Other
Macquarie Capital: Leasing
Margin lending & equities lending
Mortgage SPVs
50
40
30
20
10
0
Mar 2006
Sep 2006
Mar 2007

The net assets of disposal groups classified as held for sale are down $546 million since September 2006. The half year to March 2007 saw the disposal of a number of held for sale assets including:

- AHA Holdings Limited & Vancouver Health Holdings Limited
- Stagecoach London Buses
- Macquarie Small Cap Roads
- Smarte Carte
- Isle of Man Ferries
- UK office park assets.

The mix of balance sheet funding remains relatively unchanged since September 2006 however there have been notable increases in trading portfolio assets, up 145% to $15.9 billion, and debt issued at amortised cost, up 21% to $51.4 billion. In December 2006, the Bank issued €350 million of subordinated debt, reflecting continued growth of the balance sheet and capital requirements during the half.

The largest impacts on equity during the half year to March 2007 were from the profit for the period, net of dividends and amounts reinvested through the dividend reinvestment plan.

Net tangible assets (NTA) per ordinary share at March 2007 are $22.67 (September 2006: $13.89; March 2006: $11.13). Macquarie views disposal groups held for sale as an investment that will be fully recovered, including the associated intangible assets. Including the intangibles (net of associated deferred tax assets and liabilities) within assets and disposal groups held for sale, the NTA per ordinary share would have been $22.86 at March 2007 (September 2006: $20.10; March 2006: $16.63). The majority of the increase in NTA relates to the profit for the period, offset by net dividends paid during the period.

4.2 Loan Asset Quality

	As at/for the year to Mar 07 $m	Mar 06 $m	*Movement* %
Total loan assets including mortgage securitisation special purpose vehicles	**45,796**	34,999	*31*
Less securitisation special purpose vehicles[1] and segregated futures funds[2]	**(23,888)**	(18,866)	*27*
Loan assets	**21,908**	16,133	*36*
Impaired assets[3] with specific provisions for impairment	**166**	152	*9*
Less specific provisions	**(78)**	(67)	*16*
Net impaired assets	**88**	85	*4*
Net loan losses	**29**	25	*16*
	%	%	
Net impaired assets/loan assets	**0.40**	0.53	
Net loan losses/loan assets	**0.13**	0.15	

	As at/for the year to Mar 07 $m	Mar 06 $m	*Movement* %
Net loan losses (profit and loss impact)			
—provided during the period	**36**	36	—
—recovery of loans previously provided for	**(13)**	(15)	*(13)*
—loan losses written-off	**9**	7	*29*
—recovery of loans previously written-off	**(3)**	(3)	—
Total net charge for loan losses	**29**	25	*16*

[1] Includes mortgage and lease securitisation vehicles. In relation to the mortgage securitisation special purpose vehicles, Macquarie's exposure is largely mitigated by credit insurance. Loan losses in these vehicles are immaterial.
[2] Macquarie is not at risk for segregated futures funds.
[3] Impaired assets have been reported in accordance with AASB 139 and include loan assets and impaired items in respect of derivative financial instruments and unrecognised contingent commitments.

The strength of Macquarie's risk management practices and policies is reflected in its asset quality. Net loan losses for the year to 31 March 2007 amounted to $29 million, or 0.13% of loan assets as at 31 March 2007. Net impaired assets as a percentage of total loan assets have reduced and at 31 March 2007 the ratio was just 0.40%.

4.3 Equity Investments

Equity investments fall into three broad categories: investment securities available for sale (AVS); investments in associates; and assets and disposal groups held for sale (HFS). The classification is driven by a combination of the level of influence Macquarie has over the investment and management's intention with respect to the holding of the asset in the short term.

AVS assets are those investments that the Bank does not have significant influence nor control over and are intended to be held for an indefinite period of time. These assets are not actively traded and may be sold when the opportunity arises, including changes in financial market conditions.

Associates are entities over which the Bank has significant influence, but not control. Investments in associates may be further classified as HFS associates, investments in Macquarie-managed funds and other investments that are not held for sale.

HFS assets are those that have a high probability of being sold within 12 months to external parties, including an existing or proposed Macquarie-managed fund.

For the purposes of the analysis below, equity investments are grouped into the following three categories:

- AVS and other associates that are not held for sale nor an investment in a Macquarie-managed fund
- investments in listed and unlisted Macquarie-managed funds
- HFS investments, including associates and disposal groups.

Total equity investments at 31 March 2007 was $5,238 million and comprises of the following categories listed in the table below.

	$m
AVS and other associates	1,530
Investments in listed and unlisted Macquarie-managed funds	2,885
HFS investments, including associates and disposal groups	823
Total	5,238

The unrealised gain at 31 March 2007 on AVS and other associates was $252 million and on investments in listed and unlisted Macquarie-managed funds was $884 million.

Available for sale and other associates

AVS are initially recognised at cost and revalued in subsequent periods to recognise changes in the assets' fair value with the changes included in the AVS equity reserve. Fair values of quoted investments in active markets are based on current bid prices. Fair values of unlisted securities or investments in non-active markets are based on valuation techniques. If and when the AVS asset is sold or impaired, the cumulative unrealised gain or loss will be recognised in the income statement.

Associates that are not held for sale are carried at cost and equity accounted, which involves the recognition of Macquarie's share of the investment's post-acquisition profit or losses in the income statement and post-acquisition movements in reserves within equity.

The chart below shows the level of AVS investments and investments in other associates at the original cost. The chart also shows the unrealised gain on these investments. For AVS investments, the unrealised gain is the amount recognised in the AVS equity reserve. For other associates, the unrealised gain is only presented for listed investments.

AVS and other associates have more than doubled over the year to March 2007 due to the acquisition of various large strategic investments. Whilst there were overall increases in both AVS and other associates, the increase in unrealised gains to $252 million was due mainly to increases in share prices of listed AVS investments, which accounted for 70% of the movement in the AVS reserve.

AVS and other associates
$ million year ended 31 March
Cost ☐ Unrealised gain ■


1800
1600
1400
1200
1000
800
600
400
200
0
2005
2006
2007

Macquarie-managed funds

Investments in Macquarie-managed funds are up 10% on the prior year to $2.9 billion. At 31 March 2007, the total unrealised gain in Macquarie-managed funds was $884 million, up 79% since March 2006 despite realising a $302 million gain on the sale of the Bank's 7.7% stake in Macquarie Goodman Group. The growth in the unrealised gain is due to improved share prices of the funds combined with the equity accounting treatment of investments in Macquarie-managed funds where distributions received result in a reduction in the carrying value of the investment.

Macquarie-managed funds
$ million year ended 31 March
Cost □ Market value


4000
3500
3000
2500
2000
1500
1000
500
0
2005
2006
2007

Some of the significant unrealised gains on investments held in Macquarie-managed funds at 31 March 2007 are shown below.

	Carrying value $m	Market value at March 07 $m	Unrealised gain at March 07 $m
Macquarie Airports	648	1,096	448
Macquarie Communication Infrastructure Group	159	324	165
Macquarie Infrastructure Group	110	176	66
Macquarie Infrastructure Company	54	96	42
Macquarie Media Group	163	197	34
Total	1,134	1,889	755

Held for sale

HFS assets at March 2007 were $823 million, a decrease of 14% and 40% from March 2006 and September 2006 respectively. Stronger activity was evident in the second half with over $990 million HFS assets acquired and over $1.5 billion sold, including Thames Water, which was both acquired and disposed during the second half. The chart below shows the movement during the year.

Growth in HFS assets
$ million
Balance at period end ■ Acquisitions/increases □
Divestments/decreases □



2500
2000
1500
1000
500
0
Mar 2006
Increases 1H07
Decreases 1H07
Sep 2006
Increases 2H07
Decreases 2H07
Mar 2007

The table below details some of the HFS assets held by Macquarie at March 2007.

Asset	Description	Acquisition date	MBL Group ownership (%)
Red Bee Media	Provider of playout services in the UK	July 2005	28
ATM Solutions	ATM operator	August 2005	100
Retirement Village Group	Owner and operator of a portfolio of retirement villages	November 2005	48
Icon Parking	Owner and/or operator of off-street car parking locations in New York City	February 2006	53
Taiwan Broadband Communications	Provider of cable television services in Taiwan	May 2006	20
Boart Longyear	Supplier of products, systems and services to the natural resource (minerals, energy and water), construction and quarrying industries and industrial markets worldwide	September 2006	17
Longview Oil & Gas	A series of operational oil and gas properties, gas processing plant and gas gathering infrastructure, located in Arkansas, USA.	October 2006	100
Lane Cove Tunnel	Concessionaire of the Lane Cove Tunnel	December 2006	19

5.1 Assets Under Management

	As at			Movement	
	Mar 07 $m	Sep 06 $m	Mar 06 $m	*Sep 06 %*	*Mar 06 %*
Specialist funds					
Infrastructure	**99,593**	69,125	61,546	*44*	*62*
Real Estate	**18,297**	17,917	17,460	*2*	*5*
Other	**13,412**	10,650	8,579	*26*	*56*
Total specialist funds	**131,302**	97,692	87,585	*34*	*50*
Funds management and financial services					
Retail	**17,204**	16,100	14,981	*7*	*15*
Wholesale	**48,680**	39,618	37,709	*23*	*29*
Total funds management and financial services	**65,884**	55,718	52,690	*18*	*25*
Total assets under management	**197,186**	153,410	140,275	*29*	*41*

Macquarie's assets under management (AUM) at 31 March 2007 exceed $197 billion, up 41% from the prior year. Growth in Infrastructure specialist AUM and Wholesale non-specialist AUM was strongest during the six months to 31 March 2007.

AUM by fund type
$ billion year ended 31 March
FSG/FMG Wholesale ◻ FSG/FMG Retail ▪
Other ■ Real Estate ◻ Infrastructure ◻



200
180
160
140
120
100
80
60
40
20
0
2002
2003
2004
2005
2006
2007

Infrastructure funds

Growth in Infrastructure AUM since March 2006 has been substantial, up 62% over the period to $99.6 billion at 31 March 2007. This growth has been driven by a number of acquisitions, including:

- Macquarie European Infrastructure Fund II – led consortium (including Macquarie European Infrastructure Fund) in acquisition of Thames Water for £8 billion (December 2006) and acquisition of National Car Park's off-street, airport and railway car parking businesses (NCP) for £790 million (March 2007), both in the UK
- Macquarie European Infrastructure Fund – acquisition of a 50% interest in Bristol Airport (December 2006) and acquisition of CLP Envirogas (February 2007), a landfill gas electricity generation business in the UK
- Macquarie Infrastructure Group – acquisition of the Indiana Toll Road (jointly with Cintra) in the US for $US3.8 billion (June 2006)
- Macquarie Infrastructure Company – acquisition of a 50% interest in International-Matex Tank Terminals, a bulk liquid storage business in North America for $US250 million (May 2006); acquisition of The Gas Company in Hawaii for $US259 million (June 2006) and acquisition of Trajen Holdings, an owner and operator of 21 fixed base operations throughout the US for $US338 million (July 2006)
- Global Infrastructure Fund II – led consortium acquisition of Itevelesa, Spain's third largest provider of vehicle safety and gas emission inspections (August 2006)
- Macquarie Korea Opportunities Fund – acquisition of a 40% interest in six container terminals controlled by Hanjin Shipping in Taiwan, Japan and the US (December 2006) and acquisition of West Sea Power and West Sea Water, a captive cogeneration plant and water treatment facilities in South Korea (March 2007)
- Macquarie Infrastructure Partners – acquisition of shipping terminals Halterm Limited for $C173 million (January 2007) and Fraser Surrey Docks (March 2007), both in Canada
- Macquarie Airports – acquisition of an additional 15% interest in Sydney Airport from Ferrovial for $663 million (March 2007).

In addition to the acquisitions noted above, there were some large divestments by the Infrastructure funds that included:

- Macquarie Infrastructure Group – demerger of its interests in the Eastern Distributor, M4 and M5 toll roads (July 2006)
- Macquarie European Infrastructure Fund – led consortium sale of South East Water (October 2006)
- Macquarie Essential Assets Partnership – disposal of its 42.4% interest in Michigan Electric Transmission Company (October 2006)
- Macquarie Infrastructure Company – disposal of its interest in Yorkshire Link toll road in the UK (December 2006)
- Macquarie International Infrastructure Fund – disposal of its 50% interest in Novera Macquarie Renewable Energy in the UK (January 2007).

New funds established during the year to 31 March 2007 included:

- Macquarie European Infrastructure Fund II (Europe)
- Macquarie Infrastructure Partners (North America).

Real Estate funds

Real Estate AUM at 31 March 2007 rose 5% over the year to $18.3 billion. The increase is due to overall growth, offset by the sale of Macquarie's 7.7% stake in Macquarie Goodman Group in August 2006 and the winding down of MGPA Global Fund I (including the divestment of Akeler in the UK and Platinum in China in March 2007) and Schroders Macquarie Asia Property Fund. Other major activities include:

- Macquarie Leisure – significant expansion in Australia and the US throughout the year, including the acquisition of Main Event Entertainment Holdings in the US (August 2006)
- MGPA Global Fund II – acquisition of various investment properties in Europe (August 2006)
- Macquarie Goodman Hong Kong Wholesale Fund – launch (April 2006). The fund is a $HK4.8 billion unlisted real estate fund established by Macquarie Goodman Asia (a joint venture between Macquarie and Macquarie Goodman Group).

Other specialist funds

Other specialist funds AUM at 31 March 2007 totalled $13.4 billion, an increase of 56% on March 2006, mainly due to the following transactions:

- Macquarie Media Group – acquisition with Macquarie Bank of Taiwan Broadband Communications for $1.2 billion (May 2006); acquisition of a 13.8% interest in Southern Cross Broadcasting (November 2006) and acquisition of American Consolidated Media for $US80 million (February 2007)
- Macquarie Capital Alliance Group – led consortium acquisition of ASI Holding Corp (AIR-serv), the largest owner and operator of tyre inflation vending equipment across North America and the UK for $US420 million (July 2006).

In addition to the above, funds launched during the year to 31 March 2007 included:

- Macquarie reFleXion Japan Trust 2006
- Macquarie reFleXion Emerging Markets Trust 2006
- MQ Income Timing Fund
- MQ Asian Statistical Arbitrage Fund
- Macquarie Equinox Select Opportunities Fund
- Cathay Global Infrastructure Fund
- Macquarie/Nexgen Global Infrastructure Corp.

Macquarie Funds Management funds

Over the past 12 months, funds under management has increased 25%, mainly due to inflows into cash, property and currency mandates. This has been due to significant inflows in products such as Asian and Global real estate investment trusts and the launch of new products in other asset classes. The CMT closed at $14.1 billion at 31 March 2007, up 18% from March 2006 with significant inflows attributable to Australian superannuation reform.

Regional growth

During the year to 31 March 2007, Macquarie's funds management activities continued to expand offshore, with assets located in over 35 countries. At March 2007, 59% of Macquarie's total AUM (by value) were located offshore, a 9% increase from March 2006.

AUM by region (all funds)
as at 31 March 2007
Americas Asia Pacific Australia
Europe, Africa & Middle East



16%
10%
33%
41%

AUM by region (all funds)
as at 31 March 2006
Americas Asia Pacific Australia
Europe, Africa & Middle East



17%
9%
24%
50%

Macquarie's non-specialist funds are predominately located in Australia, whilst specialist funds have historically been more focused offshore. This trend has continued in 2007, with 79% of specialist fund AUM (by value) located outside of Australia (up from 73%) due to strong increases in activity in the Europe, Africa and Middle East region, as a result of large acquisitions including Thames Water, NCP and Itevelesa.

AUM by region (specialist only)
as at 31 March 2007
Americas ◘ Asia Pacific ◘ Australia
Europe, Africa & Middle East



21%
24%
6%
49%

AUM by region (specialist only)
as at 31 March 2006
Americas ◘ Asia Pacific ◘ Australia
Europe, Africa & Middle East



27%
27%
7%
39%

Assets under management by industry sector

The chart below indicates the industry split of Macquarie's AUM at 31 March 2007. The split is comparable to March 2006, with the exception of the Utilities sector, which almost doubled due to the acquisition of Thames Water.

AUM by sector
as at 31 March 2007
Retail Real Estate Commercial Real Estate ◘
Industrial Real Estate Communications Infrastructure
Utilities ■ Airports Roads Tourism/Leisure &
Residential Real Estate ■ Investment Funds ◘
Other ◘ Non-specialist funds ◘



4%
4%
1%
3%
14%
9%
17%
1%
3%
11%
33%

Assets under management

	Ownership of management company (%)	Listing date	Stock Exchange/ ASX Code	MBL Group holding 31 March 2007 (%)[1]	Assets under management As at Mar 07 $m	Sep 06 $m	Mar 06 $m
Specialist Funds							
Infrastructure							
Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund	100	Mar 04	Listed on NYSE	—	**419**	444	415
Macquarie Global Infrastructure Total Return Fund	100	Aug 05	Listed on NYSE	—	**865**	774	570
Total Listed Infrastructure (excluding those disclosed in EUM)					**1,284**	1,218	985
Real Estate							
Macquarie Central Office Corporate Restructuring REIT	100	Jan 04	Listed on KRX	12	**226**	239	246
Macquarie CountryWide	100	Nov 95	MCW	9	**5,064**	5,169	5,222
Macquarie DDR	50	Nov 03	MDT	2	**1,349**	1,417	1,344
Macquarie Goodman Group	—	Feb 05	MGQ	—	**—**	—	416
Macquarie Goodman Property Trust	—	Jun 99	Listed on NZX	—	**—**	—	64
Macquarie Leisure	100	Jul 98	MLE	6	**611**	519	387
Macquarie MEAG Prime REIT	50	Sep 05	Listed on SGX	24	**621**	569	585
Macquarie Office	100	Nov 93	MOF	6	**5,705**	5,374	5,156
Macquarie ProLogis	50	Jun 02	MPR	3	**1,098**	1,089	1,106
Total Listed Real Estate					**14,674**	14,376	14,526
Total Unlisted Real Estate					**3,623**	3,541	2,934
Total Real Estate					**18,297**	17,917	17,460
Other							
Macquarie Fortress Australia Notes Trust	67	May 05	MFNHA	1	**624**	559	476
Macquarie New Zealand Fortress Notes Trust	67	May 05	Listed on NZX	—	**104**	89	97
Macquarie Private Capital Group	100	Mar 05	MPG	<1	**59**	58	56
Total Listed Other					**787**	706	629
Total Unlisted Other					**5,530**	3,801	3,381
Total Other (excluding those disclosed in EUM)					**6,317**	4,507	4,010
Funds Management and Financial Services							
Retail	100	Unlisted			**17,204**	16,100	14,981
Wholesale							
Macquarie Funds Management	100	Unlisted			**42,668**	33,447	31,706
Macquarie-IMM Investment Mgt Co. Ltd	65	Unlisted			**5,414**	5,656	5,530
Brook Asset Management	49	Unlisted			**598**	515	473
Total Funds Management and Financial Services					**65,884**	55,718	52,690

[1] MBL Group holding at 31 March 2007 represents Macquarie's participating interest in the fund, excluding amounts held through True Index funds and their controlled entities.

5.2 Equity Under Management

Funds management base fees for Real Estate specialist funds, certain Other specialist funds and Funds Management and Financial Services funds are closely aligned with the AUM measure, while base fees for most Infrastructure funds and various Other specialist funds are more closely aligned to an Equity Under Management (EUM) measure used by Investment Banking Funds (IBF). EUM calculation differs for listed funds, unlisted funds and managed assets as shown below.

Type of equity investment	Basis of EUM calculation
Listed funds	Market capitalisation at the measurement date plus underwritten or committed future capital raisings
Unlisted funds	Committed capital from investors at the measurement date less called capital subsequently returned to investors
Managed assets[1]	Invested capital at measurement date

[1] Managed assets include:

(i) Third party equity invested in IBF managed assets where management fees may be payable to Macquarie; and

(ii) Assets held directly by Macquarie acquired with a view that they may be sold into new or existing IBF managed funds.


EUM
Underwritten or committed future capital raisings
Market Capitalisation
EUM
Committed Capital
Listed funds
Unlisted funds

If the fund is managed through a joint venture with another party, the EUM amount is weighted based on Macquarie's proportionate economic interest in the joint venture management entity. At 31 March 2007, this applied to Macquarie Korea Infrastructure Fund and Diversified Utility and Energy Trusts (DUET), which are weighted at 50% as outlined in the table overleaf, and some other unlisted funds.

Where a fund's EUM is denominated in a foreign currency, amounts are translated to Australian dollars at the exchange rate prevailing at the measurement date.

	Ownership of management company (%)	Listing date	Stock Exchange/ ASX Code	MBL Group holding 31 March 2007 (%)[1]	Equity under management As at Mar 07 $m	Sep 06 $m	Mar 06 $m
Listed Funds							
Market Capitalisation							
ConnectEast Group	100[2]	Nov 04	CEU	3	**1,871**	1,600	1,466
DUET Group	50	Aug 04	DUE	2	**815**	684	589
Macquarie Airports	100	Apr 02	MAP	16	**6,857**	5,189	5,570
Macquarie Airports Reset Exchange Securities Trust	100	Dec 04	MAZPA	–	**925**	917	484
Macquarie Capital Alliance Group	100	Apr 05	MCQ	17	**1,026**	895	883
Macquarie Communications Infrastructure Group	100	Aug 02	MCG	12	**2,625**	2,448	2,310
Macquarie Infrastructure Company	100	Dec 04	Listed on NYSE	5	**1,825**	1,137	1,209
Macquarie Infrastructure Group	100	Dec 96	MIG	2	**9,903**	8,099	9,432
Macquarie International Infrastructure Fund	100	May 05	Listed on SGX	8	**1,158**	1,026	1,067
Macquarie Korea Infrastructure Fund	50	Mar 06	Listed on KRX & LSE	4	**1,501**	1,462	1,566
Macquarie Media Group	100	Nov 05	MMG	22	**929**	603	549
Macquarie Power & Infrastructure Income Fund[3]	100	Apr 04	Listed on TSX	–	**306**	368	349
Southern Cross FLIERS Trust[4]	100	Aug 02	SCF	–	**–**	663	669
Total Listed Funds – Market Capitalisation					**29,741**	25,091	26,143
Underwritten or Committed Future Capital Raisings							
Macquarie Media Group					**–**	410	401
Total Listed Funds – Underwritten or Committed Future Capital Raisings					**–**	410	401
Total IBF Equity Under Management – Listed Funds					**29,741**	25,501	26,544

[1] MBL Group holding at 31 March 2007 represents Macquarie's participating interest in the fund, excluding amounts held through True Index funds and their controlled entities.

[2] ConnectEast Management Limited (CEML), a wholly-owned subsidiary of Macquarie Bank, is the responsible entity of ConnectEast Investment Trust and ConnectEast Holding Trust, for which it is paid a fee of $1 million per annum (indexed to CPI). CEML has outsourced the day-to-day management of the ConnectEast Group to ConnectEast Pty Limited, a company wholly-owned by the trusts.

[3] Excludes Class B exchangeable units.

[4] Southern Cross FLIERS Trust was delisted in December 2006.

	Ownership of management company (%)	Listing date	Stock Exchange/ ASX Code	MBL Group holding 31 March 2007 (%)[1]	Equity under management As at		
					Mar 07 $m	Sep 06 $m	Mar 06 $m
Unlisted Funds							
Macquarie European Infrastructure Fund II[5]					**6,694**	1,977	–
Macquarie Infrastructure Partners					**4,946**	882	–
Other unlisted funds					**7,513**	6,843	5,687
Total IBF Equity Under Management – Unlisted Funds					**19,153**	9,702	5,687
Less IBF Listed Funds' investments in other IBF Funds					**(975)**	(1,053)	(1,121)
Total IBF Equity Under Management – Listed and Unlisted Funds					**47,919**	34,150	31,110
Macquarie Managed Assets – Invested Capital					**7,291**	4,456	3,247
Total IBF Equity Under Management					**55,210**	38,606	34,357

[5] Macquarie European Infrastructure Fund II closed in May 2007 with total commitments of €4.6 billion ($7.6 billion).

5.3 Base and Performance Fees

The table below show the fees earned from each listed fund and the total fees from unlisted funds for each period.

	Half year			Full year		
	Mar 07 $m	Sep 06 $m	*Movement %*	**Mar 07 $m**	Mar 06 $m	*Movement %*
Base Fee Income from Funds						
Listed Funds						
Infrastructure						
ConnectEast Group	**0.5**	0.5	–	**1.0**	1.0	–
Macquarie Airports	**35.6**	26.5	*34*	**62.1**	55.4	*12*
Macquarie Communications Infrastructure Group	**14.3**	13.6	*5*	**27.9**	26.6	*5*
Macquarie/First Trust Global Infrastructure/ Utilities Dividend & Income Fund	**0.9**	0.9	–	**1.8**	1.6	*13*
Macquarie Global Infrastructure Total Return Fund	**3.7**	3.6	*3*	**7.3**	3.6	*103*
Macquarie Infrastructure Company	**11.5**	10.1	*14*	**21.6**	13.0	*66*
Macquarie Infrastructure Group	**40.6**	44.4	*(9)*	**85.0**	96.4	*(12)*
Macquarie International Infrastructure Fund	**5.2**	4.6	*13*	**9.8**	7.3	*34*
Macquarie Power & Infrastructure Income Fund	**0.7**	0.7	–	**1.4**	0.9	*56*
Southern Cross FLIERS Trust	**0.1**	0.2	*(50)*	**0.3**	0.4	*(25)*
Total Infrastructure	**113.1**	105.1	*8*	**218.2**	206.2	*6*
Real Estate						
Macquarie CountryWide	**4.6**	3.6	*28*	**8.2**	8.5	*(4)*
Macquarie Leisure Group	**1.6**	0.6	*167*	**2.2**	2.0	*10*
Macquarie Office Trust	**8.0**	7.4	*8*	**15.4**	11.9	*29*
Macquarie Central Office Corporate Restructuring-REIT	**0.9**	0.8	*13*	**1.7**	1.5	*13*
Total Real Estate	**15.1**	12.4	*22*	**27.5**	23.9	*15*
Other						
Macquarie Capital Alliance Group	**7.3**	6.9	*6*	**14.2**	10.6	*34*
Macquarie Fortress Australia Notes Trust	**1.8**	2.7	*(33)*	**4.5**	1.5	*200*
Macquarie Media Group	**7.2**	7.3	*(1)*	**14.5**	5.3	*174*
Macquarie New Zealand Fortress Notes Trust	**0.3**	0.4	*(25)*	**0.7**	0.6	*17*
Macquarie Private Capital Group	**0.3**	0.3	–	**0.6**	0.6	–
Total Other	**16.9**	17.6	*(4)*	**34.5**	18.6	*85*
Total listed funds	**145.1**	135.1	*7*	**280.2**	248.7	*13*
Unlisted funds						
Specialist funds	**178.9**	64.4	*178*	**243.3**	98.0	*148*
Non-specialist funds	**140.1**	121.6	*15*	**261.7**	206.5	*27*
Total unlisted funds	**319.0**	186.0	*72*	**505.0**	304.5	*66*
Total base fee income	**464.1**	321.1	*45*	**785.2**	553.2	*42*

	Half year			Full year		
	Mar 07 $m	Sep 06 $m	*Movement %*	**Mar 07 $m**	Mar 06 $m	*Movement %*
Performance fee income from funds						
Listed Funds						
Infrastructure						
Macquarie Airports	**–**	–	*n/a*	–	36.7	*(100)*
Macquarie Communications Infrastructure Group	**13.4**	–	*n/a*	**13.4**	18.2	*(26)*
Macquarie Infrastructure Company	**1.2**	–	*n/a*	**1.2**	5.8	*(79)*
Macquarie Infrastructure Group	–	–	*n/a*	**–**	91.6	*(100)*
Macquarie International Infrastructure Fund	**–**	–	*n/a*	**–**	21.8	*(100)*
Macquarie Power & Infrastructure Income Fund	**2.0**	–	*n/a*	**2.0**	1.9	*5*
Total Infrastructure	**16.6**	–	*n/a*	**16.6**	176.0	*(91)*
Real Estate						
Macquarie Leisure Group	**–**	4.0	*(100)*	**4.0**	–	*n/a*
Total Real Estate	**–**	4.0	*(100)*	**4.0**	–	*n/a*
Other						
Macquarie Media Group	**–**	9.1	*(100)*	**9.1**	–	*n/a*
Total Other	–	9.1	*(100)*	**9.1**	–	*n/a*
Total listed funds	**16.6**	13.1	*27*	**29.7**	176.0	*(83)*
Unlisted funds						
Specialist funds	**25.9**	5.0	*large*	**30.9**	13.9	*122*
Non-specialist funds	**2.0**	11.1	*(82)*	**13.1**	9.8	*34*
Total unlisted funds	**27.9**	16.1	*73*	**44.0**	23.7	*86*
Total performance fee income	**44.5**	29.2	*52*	**73.7**	199.7	*(63)*

AGAAP	Australian generally accepted accounting principles
APRA	Australian Prudential Regulation Authority
Assets under management	Proportional ownership interest in the underlying assets of funds and mandated assets that Macquarie actively manages for the purpose of wealth creation, adjusted to: — exclude cross-holdings in funds — reflect the percentage ownership of the fund manager
Associates	Entities over which the Bank has significant influence, but not control
ASX	Australian Stock Exchange
AUM	Refer Assets Under Management
AUM outside Australia	AUM outside of Australia is defined by the location of the assets themselves, as opposed to the domicile of the fund or fund manager
Available for sale assets	Investments that the Bank does not have significant influence nor control over and are intended to be held for an indefinite period of time
AVS	Refer Available sale for assets
Bank	Macquarie Bank Consolidated Group
BPG	Banking and Property Group
CMT	Cash Management Trust
Collective allowance for credit losses	The provision relating to loan losses inherent in a loan portfolio that have not been specifically identified
Contingent liabilities	Defined in AASB 137 'Provisions, Contingent Liabilities and Contingent Assets'
Deferred income tax assets	Defined in AASB 112 'Income Taxes'
Dilutive option	An option which has an exercise price that is less than the average share price for the period. Only dilutive options have an impact on the calculation of diluted earnings per share
Dividend reinvestment plan	The plan that provides shareholders with the opportunity to reinvest part or all of their dividends as additional shares in the company, with no transaction costs
DRP	Refer Dividend Reinvestment Plan

Earnings per share	A performance measure that measures earnings attributable to each ordinary share, defined in AASB 133 'Earnings Per Share'
ECM	Equity capital markets
Effective tax rate	The income tax expense as a percentage of the profit before income tax adjusted for MIS and MIPS distributions paid or provided
EMG	Equity Markets Group
Equities related income	Income that is derived from businesses that depend directly on equity markets, e.g. institutional cash equities, equity capital markets and equity derivatives trading
Equity under management	Refer definition in section 5.2
EUM	Refer Equity under management
Expense/Income ratio	Total expenses expressed as a percentage of total income
Fee and commission income	Fee and commission revenue less fee and commission expenses
FMG	Funds Management Group
FSG	Financial Services Group
Held for sale assets	Assets that have a high probability of being sold to external parties, which may be an existing or proposed Macquarie-managed fund
HFS	Refer Held for sale assets
IBF	Investment Banking Funds
IBG	Investment Banking Group
IFRS	International Financial Reporting Standards. These apply to Macquarie for the 2006 financial year. Comparatives for 31 March 2005 have been restated in accordance with IFRS where applicable
Impaired assets	Impaired assets are determined under AASB139 'Financial Instruments: Recognition and Measurement'
Inertia income	Represents income from leasing activities that extend beyond the term of the lease. Such income is required to be included in the effective yield of the lease, and hence is treated as interest income
Interest income	Interest revenue less interest expense
International income	The location of income (i.e. international or domestic) is determined by reference to where the work is performed (for work performed by offshore offices) or the location of the client/assets (for work performed in Australia for overseas clients/counterparties). The international income percentage of total income is based on total income excluding earnings on capital

IPO	Initial public offering
Lower Tier 2 Capital	Refer Tier 2 Capital
Macquarie	Macquarie Bank Consolidated Group
Macquarie Income Preferred Securities	On 22 September 2004, Macquarie Capital Funding L.P., a Macquarie Group entity established to facilitate capital raising, issued £350 million of Tier 1 Capital-Eligible Securities (Macquarie Income Preferred Securities). The securities – guaranteed non-cumulative step-up perpetual preferred securities – will pay a 6.177% semi-annual non-cumulative fixed rate distribution. They are perpetual securities and have no fixed maturity but may be redeemed on 15 April 2020, at the Bank's discretion. If redemption is not elected on this date, the distribution rate will be reset to 2.35% per annum above the then five-year benchmark sterling gilt rate. The securities may be redeemed on each fifth anniversary thereafter at the Bank's discretion. The first coupon was paid on 15 April 2005. The issue is reflected in the Bank's financial statements as an outside equity interest of the economic entity, with distributions being recorded to the outside equity interest
Macquarie Income Securities	The Macquarie Income Securities (MIS) are perpetual and carry no conversion rights. Distributions are paid quarterly, based on a floating rate of BBSW plus 1.7%. Subject to limitations on the amount of hybrids eligible for inclusion as Tier 1 Capital, they qualify as Tier 1 Capital. They are treated as equity in the balance sheet. There are four million $100 face value MIS on issue
MBL	Macquarie Bank Limited
MEIF	Macquarie European Infrastructure Fund
MEIF II	Macquarie European Infrastructure Fund II
MIPS	Refer Macquarie Income Preferred Securities

MIS	Refer Macquarie Income Securities
Net loan losses	The impact on the profit and loss statement of loan amounts provided for or written off during the period, net of the recovery of any such amounts which were previously written off or provided for out of the profit and loss statement
Net profit interest	The right to a share of the production or the proceeds from production derived from petroleum and natural gas rights without the obligation to pay any of the costs of exploration and development (similar to an ORRI) whereas ORRI interests are subject to minimal or no deductions, NP interests are subject to additional deductions including royalties, capital and operating costs
Net tangible assets per ordinary share	(Total equity less Macquarie Income Securities less Minority Interest less the Future Income Tax Benefit plus the Deferred Tax Liability less Intangible assets of businesses held for resale) divided by the number of ordinary shares on issue at the end of the period
NTA	Net tangible assets
ORRI	A revenue interest in oil and gas, created out of a working interest. Like the lessor's royalty, it entitles the owner to a share of the proceeds from gross production, free of any operating or production costs
Other income	Other revenue less other expenses. This captures income that does not fit into one of the other statutory categories, i.e. interest income, fee and commission income or trading income
pcp	Prior corresponding period
REIT	Real Estate Investment Trust
Return on equity	The profit after income tax attributable to the Bank's ordinary shareholders expressed as an annualised percentage of the average ordinary equity over the relevant period (excluding available for sale and cash flow hedging reserves)
Risk-weighted assets	A risk-based measure of an entity's exposures, which is used in assessing its overall capital adequacy, as outlined in AGN 110.4 (referred to in this Guidance Note as risk-weighted exposures)

SPV	Special Purpose Vehicle or Securitisation Vehicle
Subordinated debt	Debt issued by the Bank for which agreements between the Bank and the lenders provide, in the event of liquidation, that the entitlement of such lenders to repayment of the principal sum and interest thereon is and shall at all times be and remain subordinated to the rights of all other present and future creditors of the Bank. They are classified as liabilities in the balance sheet and may be included in Tier 2 Capital as explained in note 11 in section 3
T&C	Treasury and Commodities Group
Tier 1 Capital	A capital measure defined by APRA in paragraphs 4 and 5 of Prudential Standard APS 111, supplemented by Guidance Note AGN 111.1, net of any applicable Tier 1 Capital deductions
Tier 1 Capital Deductions	An amount deducted in determining Tier 1 Capital, as defined in paragraph 9 of Prudential Standard APS 111, supplemented by Guidance Note AGN 111.4
Tier 1 Capital Ratio	Tier 1 Capital expressed as a percentage of Risk-weighted assets

Tier 2 Capital	A capital measure defined by APRA in paragraphs 6 (Upper Tier 2) and 7 (Lower Tier 2) of Prudential Standard APS 111, supplemented by Guidance Note AGN 111.2
Total Capital	Tier 1 Capital plus Tier 2 Capital less Total Capital Deductions
Total Capital Deductions	An amount deducted in determining Total Capital, as defined in paragraph 9 of Prudential Standard APS 111, supplemented by Guidance Note AGN 111.4
Total Capital Ratio	Total Capital expressed as a percentage of Risk-Weighted assets
Trading income	Income that represents realised or unrealised gains and losses that relate to financial markets products. This income does not necessarily relate to 'trading' in such products and may arise through the manufacturing of new financial products by bringing together existing financial instruments
Upper Tier 2 Capital	Refer Tier 2 Capital
UK	United Kingdom
US	United States of America

With the exception of 31 March 2005, the financial information presented below has been based on the accounting standards adopted at each reporting date. The financial information for the periods ended 31 March 2005 and later are based on results reported under Australian Accounting Standards that incorporate International Financial Reporting Standards.

	Year ended 31 March				
	1998	1999	2000	2001	2002
Financial performance ($ million)					
Total income from ordinary activities	757	904	1,337	1,649	1,822
Total expenses from ordinary activities	(590)	(686)	(1,036)	(1,324)	(1,467)
Profit from ordinary activities before income tax	167	218	301	325	355
Income tax expense	(26)	(53)	(79)	(53)	(76)
Profit from ordinary activities	141	165	222	272	279
Profit attributable to minority interests	—	—	—	1	—
Macquarie Income Securities distributions	—	—	(12)	(31)	(29)
Profit from ordinary activities after income tax attributable to ordinary equity holders	141	165	210	242	250
Financial position ($ million)					
Total assets	7,929	9,456	23,389	27,848	30,234
Total liabilities	(7,348)	(8,805)	(22,154)	(26,510)	(27,817)
Net assets	581	651	1,235	1,338	2,417
Risk-weighted assets	4,967	4,987	8,511	9,860	10,651
Total loan assets	3,158	4,002	6,518	7,785	9,209
Impaired assets (net of provisions)	12	44	23	31	49
Share information[a]					
Cash dividends per share (cents per share)					
Interim	21	30	34	41	41
Final	30	38	52	52	52
Special	—	—	—	—	—
Total	51	68	86	93	93
Basic earnings per share (cents per share)	88.1	101.3	124.3	138.9	132.8
Share price at end of period ($)	14.35	19.10	26.40	27.63	33.26
Ordinary share capital (million shares)[b]	157.6	161.1	171.2	175.9	198.5
Market capitalisation at end of period (fully paid ordinary shares) ($ million)	2,262	3,077	4,520	4,860	6,602
Ratios					
Return on average ordinary shareholders' funds (%)	26.1	26.8	28.1	27.1	18.7
Dividend payout ratio (%)	57.9	67.2	70.0	67.5	73.6
Tier 1 ratio (%)	11.7	13.0	14.5	12.9	17.8
Capital adequacy ratio (%)	16.4	17.3	18.4	16.0	19.4
Expense/income ratio (%)	77.9	75.9	77.5	80.3	80.5
Net impaired assets as % of loan assets (excluding securitisation SPVs and segregated future funds) (%)	0.4	1.1	0.3	0.4	0.5
Net loan losses as % of loan assets (excluding securitisation SPVs and segregated future funds) (%)	0.0	0.1	0.1	0.1	0.2
Assets under management ($ billion)[d]	21.4	22.8	26.3	30.9	41.3
Staff numbers[e]	2,474	3,119	4,070	4,467	4,726

[a] The Bank's ordinary shares were listed on the Australian Stock Exchange on 29 July 1996.

[b] Number of fully paid ordinary shares at end of period, excluding options and partly paid shares.

[c] The special dividend for 2003 was paid to release one-off franking credits to shareholders on entry into tax consolidation. Excluding the special dividend of 50 cents per share, the Dividend payout ratio would have been 56.8%.

[d] The methodology used to calculate assets under management was revised in September 2005. Comparatives at 31 March 2005 have been restated in accordance with the revised methodology.

[e] Includes both permanent staff (full time, part time and fixed term) and contractors (including consultants and secondees).

	Year ended 31 March				
	2003	2004	2005	2006	**2007**
Financial performance ($ million)					
Total income from ordinary activities	2,155	2,823	4,197	4,832	**7,181**
Total expenses from ordinary activities	(1,695)	(2,138)	(3,039)	(3,545)	**(5,253)**
Profit from ordinary activities before income tax	460	685	1,158	1,287	**1,928**
Income tax expense	(96)	(161)	(288)	(290)	**(377)**
Profit from ordinary activities	364	524	870	997	**1,551**
Profit attributable to minority interests	(3)	(3)	(29)	(52)	**(57)**
Macquarie Income Securities distributions	(28)	(27)	(29)	(29)	**(31)**
Profit from ordinary activities after income tax attributable to ordinary equity holders	333	494	812	916	**1,463**
Financial position ($ million)					
Total assets	32,462	43,771	67,980	106,211	**136,389**
Total liabilities	(29,877)	(40,938)	(63,555)	(100,874)	**(128,870)**
Net assets	2,585	2,833	4,425	5,337	**7,519**
Risk-weighted assets	10,030	13,361	19,771	28,751	**39,386**
Total loan assets	9,839	10,777	28,425	34,999	**45,796**
Impaired assets (net of provisions)	16	61	42	85	**88**
Share information[a]					
Cash dividends per share (cents per share)					
Interim	41	52	61	90	**125**
Final	52	70	100	125	**190**
Special	50	–	40	–	**–**
Total	143	122	201	215	**315**
Basic earnings per share (cents per share)	164.8	233.0	369.6	400.3	**591.6**
Share price at end of period ($)	24.70	35.80	48.03	64.68	**82.75**
Ordinary share capital (million shares)[b]	204.5	215.9	223.7	232.4	**253.9**
Market capitalisation at end of period (fully paid ordinary shares) ($ million)	5,051	7,729	10,744	15,032	**21,010**
Ratios					
Return on average ordinary shareholders' funds (%)	18.0	22.3	29.8	26.0	**28.1**
Dividend payout ratio (%)	87.4[c]	53.2	53.2	54.4	**54.3**
Tier 1 ratio (%)	19.0	16.2	14.4	12.4	**15.0**
Capital adequacy ratio (%)	21.4	19.9	21.2	14.1	**15.5**
Expense/income ratio	78.7	75.7	72.4	73.4	**73.2**
Net impaired assets as % of loan assets (excluding securitisation SPVs and segregated future funds) (%)	0.2	0.6	0.3	0.5	**0.4**
Net loan losses as % of loan assets (excluding securitisation SPVs and segregated future funds) (%)	0.0	0.3	0.2	0.2	**0.1**
Assets under management ($ billion)[d]	52.3	62.6	96.7	140.3	**197.2**
Staff numbers[e]	4,839	5,716	6,556	8,183	**10,023**

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Australia

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Fax: +61 2 8232 3350

Registered Office
Macquarie Bank Limited
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Australia

Tel: +61 2 6225 3000

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